

SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street
, NW
Washington DC 20549
US



SUPPL

Paris, 16th June 2006

Re : Altran Technologies S.A (File No. 82-5164)
Ongoing Disclosure Pursuant to rule 12g3-2(b)
Under the US Securities Exchange Act of 1934

Dear Madam and Sir,

On behalf of Altran Technologies S.A. (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (The "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the company has (i) made or become required to make public pursuant to the laws of France, (ii) filed or become required to file with the French Stock exchange authorities and which was or will be made public by such authorities or (iii) has distributed or become required to distribute to its security holders :

1. Press release published on our website and on the newspaper "Les Echos" for the full year 2005 revenues on February 2nd , 2006 enclosed as exhibit 1.
2. Presentation made to investors on the full year 2005 revenues made on February 2nd , 2006 and available on the website, enclosed as exhibit 2.
3. Press release published on our website on the implementation of an employee shareholding plan on March 11th, 2006 enclosed as exhibit 3.
4. Press release published on our website and on the newspaper "La Tribune" for the 2005 full year results on April 3rd , 2006 enclosed as exhibit 4.
5. Presentation made to investors on the 2005 full year results made on april 3rd, 2006 and available on our website enclosed as exhibit 5.
6. Press release published on our website and on the newspaper "Les Echos" for the 1st quarter 2006 revenues on May 5th , 2006 enclosed as exhibit 6.
7. Presentation made to investors on the 1st quarter revenues 2006 made on May 5th, 2006 and available on our website enclosed as exhibit 7.
8. Reference document published in its French version on our website on May 29th 2006 (English version is still under translation and will be send to your service as soon as available) enclosed as exhibit 8.

If you have any questions or comments, don't hesitate to join me (phone : 33144096423), you can also join Mr Eric Albrand CFO of the group (phone : 33144096477).
I am looking forward to hearing from you.

Laurent Dubois
Head of Investors Relations

ALTRAN

Document de référence 2005

ALTRAN

Document de référence 2005


AUTORITÉ DES MARCHÉS FINANCIERS
AMF

Le présent document de référence a été déposé auprès de l'Autorité des Marchés Financiers le 29 mai 2006, conformément à l'article 212-13 du règlement général de l'Autorité des Marchés Financiers. Il pourra être utilisé à l'appui d'une opération financière s'il est complété par une note d'opération visée par l'Autorité des Marchés Financiers.

En application de l'article 28 du règlement (CE) n° 809/2004 de la Commission Européenne, les informations suivantes sont incorporées par référence dans le présent document de référence :

- Le rapport d'activité, les comptes sociaux, le rapport général des Commissaires aux comptes, les comptes consolidés, le rapport des Commissaires aux comptes sur les comptes consolidés, le rapport des Commissaires aux comptes relatif aux conventions visées à l'article L. 226-10 du Code de commerce et conclues par Altran Technologies S.A. pour l'exercice 2003 tels que présentés aux pages 38 à 135 (incluses) et page 137 du document de référence déposé auprès de la Commission des Opérations de Bourse le 7 juin 2004 sous le numéro R.04-106 ;
- Le rapport d'activité, les comptes sociaux, le rapport général des Commissaires aux comptes, les comptes consolidés et le rapport des Commissaires aux comptes sur les comptes consolidés, le rapport des Commissaires aux comptes relatif aux conventions visées à l'article L. 226-10 du Code de commerce et conclues par Altran Technologies S.A. pour l'exercice 2004 tels que présentés aux pages 36 à 150 (incluses) du document de référence déposé auprès de l'Autorité des Marchés Financiers le 14 juin 2005 sous le numéro R.05-091.

Les documents de référence ci-dessus visés sont consultables sur le site de l'AMF (www.amf-france.org) et sur le site de l'émetteur (www.altran.com).

1 Personnes responsables

ATTESTATION DU RESPONSABLE DU DOCUMENT DE RÉFÉRENCE

« Nous attestons, après avoir pris toute mesure raisonnable à cet effet, que les informations contenues dans le présent document de référence sont, à notre connaissance, conformes à la réalité et ne comportent pas d'omission de nature à en altérer la portée.

Nous avons obtenu des contrôleurs légaux des comptes une lettre de fin de travaux, dans laquelle ils indiquent avoir procédé, conformément à la doctrine et aux normes professionnelles applicables en France, à la vérification des informations portant sur la situation financière et les comptes donnés dans le présent document de référence ainsi qu'à la lecture d'ensemble du document de référence.

Sans remettre en cause l'opinion qu'ils ont exprimée sur les comptes, les contrôleurs légaux, dans leur rapport sur les comptes consolidés de l'exercice clos le 31 décembre 2005 inséré dans le présent document pages 174 et 175, attirent l'attention sur :

- la note 6 aux états financiers « Suivi des litiges significatifs et passifs éventuels »,
- les mesures engagées de renforcement du dispositif de contrôle interne et du système d'information comptable du groupe présentées dans le rapport du Président du Conseil de Surveillance, établi en application des dispositions du dernier alinéa de l'article L. 225-68 du Code de commerce,
- la note 4.11 aux états financiers « Endettement financier net » précise les conséquences sur la présentation du bilan et sur le résultat financier de l'application à compter du 1er janvier 2005 de la norme IAS 32.

Sans remettre en cause l'opinion qu'ils ont exprimée sur les comptes, les contrôleurs légaux, dans leur rapport sur les comptes annuels de l'exercice clos le 31 décembre 2005 inséré dans le présent document pages 176 et 177, attirent l'attention sur :

- la note 2.12 de l'annexe aux comptes annuels « Provisions pour risques et charges »,
- la note 2.16 de l'annexe aux comptes annuels « Litiges en cours significatifs »,
- la note 2.1 de l'annexe aux comptes annuels qui expose le changement de méthode conduisant à la comptabilisation, à compter du 1er janvier 2005, des engagements de retraite sous forme de provision, suivant la méthode préférentielle préconisée par la recommandation 2003-R01 du Conseil National de la Comptabilité,
- les mesures engagées de renforcement du dispositif de contrôle interne et du système d'information comptable du groupe présentées dans le rapport du Président du Conseil de Surveillance, établi en application des dispositions du dernier alinéa de l'article L. 225-68 du Code de Commerce. »

Christophe Aulnette – **Président du Directoire**

RESPONSABLES DE L'INFORMATION FINANCIÈRE

Monsieur Éric Albrand
Membre du Directoire
Tél : 33 (0)1 44 09 54 12
email : comfi@altran.net

Monsieur Laurent Dubois
Responsable des relations investisseurs
Tél : +33 (0)1 44 09 54 12
e-mail : comfi@altran.net

COMMISSAIRES AUX COMPTES TITULAIRES

Mazars et Guérard
Représenté par Messieurs Guy Isimat Mirin et Jean-Luc Barlet
39, rue de Wattignies
75012 PARIS

Date de première nomination : 29 juin 2005.

Date d'expiration du mandat : Assemblée Générale Ordinaire appelée à statuer sur les comptes de l'exercice clos le 31 décembre 2008.

Deloitte & Associés
Représenté par Messieurs Jean-Paul Picard et Henri Lejetté
185, avenue Charles de Gaulle
92524 Neuilly-sur-Seine Cedex

Date de première nomination : 28 juin 2004.

Date d'expiration du mandat : Assemblée Générale Ordinaire appelée à statuer sur les comptes de l'exercice clos le 31 décembre 2009.

COMMISSAIRES AUX COMPTES SUPPLÉANTS

Monsieur Jean-Louis LEBRUN

39, rue de Wattignies
75012 PARIS

Date de première nomination : 29 juin 2005.

Date d'expiration du mandat : Assemblée Générale Ordinaire appelée à statuer sur les comptes de l'exercice clos le 31 décembre 2008.

Cabinet BEAS

7-9, Villa Houssay
92524 Neuilly-sur-Seine Cedex

Date de première nomination : 28 juin 2004.

Date d'expiration du mandat : Assemblée Générale Ordinaire appelée à statuer sur les comptes de l'exercice clos le 31 décembre 2009.

DÉMISSION, NON RENOUVELLEMENT

Le cabinet Ernst & Young Commissaires aux comptes du groupe jusqu'à l'Assemblée Générale devant statuer sur les comptes de l'exercice 2005 a démissionné de son mandat le 28 juin 2005, et a été remplacé par le cabinet Mazars & Guérard lors de l'Assemblée Générale des actionnaires du 29 juin 2005.

Le Chiffre d'affaires à 1 434,5 millions d'euros, est en hausse de 2,8 % par rapport à 2004 (à normes comptables constantes).

Le résultat opérationnel courant (hors éléments non récurrents) est de 93,2 millions d'euros soit une marge de 6,5 % en hausse de 2,3 points par rapport à 2004. L'amélioration de la performance du groupe est le résultat d'une activité dynamique à l'international au cours de l'année combinée à l'exécution du plan d'excellence opérationnelle se traduisant par un contrôle satisfaisant des coûts.

Chiffres clés consolidés

(en millions d'euros)	31/12/2004 Retraité IFRS	S1 2005 IFRS	S2 2005 IFRS	31/12/2005 IFRS
Chiffre d'affaires	1 395,6	724,0	710,5	1 434,5
Résultat opérationnel courant	**59,2**	**41,8**	**51,4**	**93,2**
En % du Chiffre d'affaires	**4,2 %**	**5,8 %**	**7,2 %**	**6,5 %**
Résultat opérationnel non récurrent	36,6	10,6	(48,5)	(37,9)
Amortissement des écarts d'acquisition	(25,6)	(3,9)	(22,5)	(26,4)
Résultat opérationnel	**70,2**	**48,4**	**(19,6)**	**28,8**
En % du Chiffre d'affaires	**5,0 %**	**6,7 %**	**na**	**2,0 %**
Coût de l'endettement financier net	(17,1)	(10,2)	(11,7)	(21,9)
Autres produits et charges financiers	(6,3)	(1,3)	1,2	(0,1)
Charges d'impôts	(29,5)	(19,1)	12,6	(6,5)
Résultat net	**17,3**	**17,7**	**(17,5)**	**0,2**
Intérêts minoritaires	(0,4)	-	-	
Résultat net groupe	**16,9**	**17,7**	**(17,5)**	**0,2**

Le taux de résultat opérationnel courant s'établit à 7,2 % sur le second semestre 2005 contre 5,8 % au premier semestre. Le groupe a fait des efforts de productivité importants tout au long de l'année qui sont démontrés par la capacité à générer un Chiffre d'affaires en hausse avec un effectif quasi stable. Enfin le plan d'économie commence à générer ses premiers résultats.

Le résultat opérationnel 2005 qui s'établit à 28,8 millions d'euros est essentiellement marqué par des charges de restructuration de 52,7 millions d'euros liées à la mise en place du plan de réduction des coûts et un profit généré par la vente d'actifs financiers (+ 11,1 millions d'euros).

Le groupe a procédé à une dépréciation de 26,4 millions d'euros des écarts d'acquisition pour les sociétés présentant une perte de valeur.

Le résultat financier (- 21,9 millions d'euros) est en ligne avec la dette du groupe.

Le résultat net du groupe est à l'équilibre en 2005.

La dette nette du groupe s'établit en normes IFRS à 342,3 millions d'euros au 31 décembre 2005. Le groupe affiche désormais des ratios financiers sains en ligne avec les engagements qu'il avait pris auprès de ses partenaires bancaires. Le ratio de levier financier (dette financière nette/EBITDA) est de 2,79, c'est-à-dire inférieur au maximum autorisé à fin décembre 2005 qui est de 3,5. Quant au ratio de gearing (dette financière nette/fonds propres), il est de 1,02 et inférieur au ratio autorisé qui est à 1,15 à la même date.

Impact positif du plan d'amélioration des performances

Le plan d'amélioration des performances a eu un impact positif de 13 millions sur le résultat opérationnel courant d'euros en 2005. Le groupe poursuit les efforts de redressement de sa rentabilité et considère que le plan de réduction des coûts indirects doit générer un impact positif d'au moins 44 millions d'euros en 2006 et de 54 à 60 millions d'euros en 2007. En 2006, le groupe va engager des investissements nécessaires pour sa modernisation.

Perspectives

En France, le programme de transformations engagé au 2nd semestre 2005, au niveau de la restructuration de l'offre et de la réorganisation de l'organisation commerciale a pour objectif de permettre de retrouver la croissance aussi vite que possible.

À l'international, le groupe entend poursuivre le développement constaté en 2005.

Compte tenu de l'impact du plan de réduction des coûts indirects et des investissements, le groupe estime que sa marge opérationnelle courante devrait progresser semestre après semestre en 2006.

4 Facteurs de risque

4.1 RISQUES DE LIQUIDITÉ

Depuis fin 2002, le groupe travaillait à la mobilisation des ressources nécessaires pour faire face au remboursement des Océanes émises en juillet 2000 et remboursable au 1er janvier 2005.

Ce plan de refinancement passait, dans un premier temps, par la mobilisation des ressources internes du groupe :

- mobilisation du compte clients ;
- centralisation de la trésorerie disponible dans les filiales ;
- redressement des marges.

Dans un deuxième temps, le groupe a cherché des ressources externes afin d'améliorer sa liquidité et d'accroître la duration moyenne de sa dette.

Pour cela, le groupe a procédé à deux opérations d'appel public à l'épargne au travers d'une augmentation de capital de 150 millions d'euros en décembre 2003 et l'émission en juillet 2004 d'obligations convertibles d'échéance 1er janvier 2009 pour un montant de 230 millions d'euros.

Enfin, le groupe a signé le 22 décembre 2004 avec ses trois principales banques BNP Paribas, Crédit Agricole Île de France et Société Générale la mise en place de lignes de crédit pour 150 millions d'euros.

Cet accord est la traduction des engagements pris par ces banques lors de l'augmentation de capital de décembre 2003.

Les ratios financiers que le groupe doit respecter pour avoir accès à ces lignes de crédit sont les suivants :

Date du test	Ratio consolidé de gearing[1]	Ratio consolidé de levier financier[2]
31 décembre 2004	1,40	5,0
31 décembre 2005	1,15	3,5
31 décembre 2006	1,00	3,0
31 décembre 2007	1,00	2,5
31 décembre 2008	1,00	2,0
31 décembre 2009	1,00	2,0

(1) Gearing = Dette financière nette/Fonds propres consolidés.
(2) Ratio consolidé de levier financier = Dette financière nette/EBITDA hors participation des salariés.

Ces deux ratios font appel à deux notions contractuelles dites de la dette financière nette et de « l'EBITDA hors participation » définis comme suit :

Dette financière nette = dette nette hors participation des salariés et intérêts courus sur dettes obligataires.

EBITDA hors participation = Excédent brut d'exploitation avant participation des salariés.

En raison de la mise en place des normes comptable IFRS/IAS à compter du 1er janvier 2005, la méthode de calcul des ratios financiers a été aménagée en accord avec les 3 banques du groupe afin de tenir compte de la modification des règles comptables applicables à l'emprunteur.

Les ratios financiers maximums présentés ci-dessus demeurent inchangés.

Les ratios financiers du groupe étaient les suivants au 31 décembre 2005 :

Dette financière nette/fonds propres	1,02
Dette financière nette/Ebitda avant participation	2,79

Dans le cadre de cet accord de crédit, le groupe a pris d'autres engagements à l'égard des trois banques signataires dont les principaux sont :

- limitation des sommes décaissées pour les nouvelles acquisitions à 30 millions d'euros par exercice social ;
- limitation des cessions d'actifs à 10 millions d'euros par exercice social et ce hors cessions autorisées.

La Société n'a pas à respecter d'autres covenants significatifs sur ses lignes de crédit utilisées.

Les lignes de crédit moyen terme du groupe s'amortissent selon le tableau suivant :

	Déc. 05	Juin 2006	Déc. 06	Juin 2007	Déc. 07	Juin 2008	Déc. 08	Juin 2009	Déc. 09
CADIF Taux fixe	16 493	14 334	12 112	9 826	7 473	5 053	2 562	0	0
Cadif Taux variable	40 000	35 000	30 000	25 000	20 000	15 000	10 000	5 000	0
BNP Paribas variable	32 000	28 000	24 000	20 000	16 000	12 000	8 000	4 000	0
SG variable	32 000	28 000	24 000	20 000	16 000	12 000	8 000	4 000	0
Total	120 493	105 334	90 112	74 826	59 473	44 053	28 562	13 000	0

Il est rappelé que concernant l'obligation convertible 2009 émise en juillet 2004 il n'existe aucun covenant attaché à ce produit.

4.2 RISQUES DE MARCHÉ

Risques de taux

Au 31 décembre 2005, la dette nette du groupe est de 336,99 millions d'euros constituée principalement d'une obligation convertible de 230 millions d'euros à taux fixe de 3,75 % remboursable le 1er janvier 2009. Une variation des taux a donc un impact négligeable et le groupe n'a pas mis en place de politique de couverture du risque des taux.

Les éléments relatifs à l'échéancier des emprunts et dettes financières figurent dans le tableau suivant.

(en millions d'euros)	À moins d'1 an	1 an à 5 ans	Plus de 5 ans
Passifs financiers	(203)	(297)	0
Actifs financiers	163	0	0
Position nette avant gestion	(40)	(297)	0
Hors bilan (contrat de couverture de taux)	0	60	0
Position nette après gestion	(40)	(237)	0

Risques de change

L'essentiel des actifs en devises du groupe est constitué par ses participations dans les pays hors zone Euro (principalement États-Unis, Brésil, Royaume-Uni, Suède et Suisse).

Le montant des dettes financières contractées en devise hors zone Euro est nul au 31 décembre 2005.

En 2005, le groupe a réalisé un Chiffre d'affaires de 278,6 millions d'euros en dehors de la zone Euros. Les recettes et les coûts des prestations intellectuelles délivrées aux clients étant libellées dans les mêmes devises aucune politique de couverture du risque de change n'est mise en place dans le groupe.

(en milliers d'euros)

Devise	Actif	Passif	Position nette	Cours au 31/12/05	Position nette en euro avant gestion	Hors bilan	Position nette en euro après gestion	Sensibilité(*)
USD								
GBP	0	(18 000)	(18 000)	0,6792	(26 501)	14 723	11 778	118
CHF								
SEK								
SGD								

(*) Sensibilité à une variation d'1 % de la devise.

4.3 RISQUES SUR LES ACTIFS INCORPORELS

Les écarts d'acquisition ne sont pas amortis, mais font l'objet d'un test de perte de valeur au 31 décembre de chaque année et lors d'arrêtés intermédiaires en cas d'apparition d'indices de pertes de valeur.

La méthodologie utilisée pour les tests de valeur est détaillée dans les Annexes des comptes consolidés au paragraphe 1.7 « Écarts d'acquisition ».

Les pertes de valeur constatées en compte de résultat s'élèvent à 26 463 milliers d'euros en 2005, soit 3 938 milliers d'euros au titre du premier semestre 2005 et 22 525 milliers d'euros au titre du second semestre 2005.

Les pertes de valeur constatées ont porté sur 14 Unités Génératrices de Trésorerie. La valeur nette comptable avant perte de valeur constatée en 2005 des écarts d'acquisition s'élève à 526 553 milliers d'euros.

Pour la réalisation des tests sur écarts d'acquisition au 31 décembre 2005, il a été retenu un taux d'actualisation après impôt (WACC) de 8,68 %, soit un taux d'actualisation avant impôt entre 10 % et 11 %.

Les résultats à un point de sensibilité (soit 9,68 %) auraient donné une perte de valeur de 37 600 milliers d'euros

4.4 RISQUES ENVIRONNEMENTAUX

Altran Technologies est une société de prestation de services intellectuels. Les risques liés à l'environnement sont donc faibles.

4.5 RISQUES JURIDIQUES

Altran Technologies facture principalement ses prestations en fonction du temps passé par ses consultants. Dans le cadre de ses activités, le groupe peut être confronté à des actions judiciaires, dans le domaine social ou autres. À chaque fois que le groupe identifie un risque, une provision est constituée de manière prudente avec l'avis de ses conseils.

Une description des litiges significatifs du groupe figure au paragraphe 6 de l'annexe des comptes consolidés.

Le montant total des provisions destinées à couvrir l'ensemble des litiges du groupe s'élève à 14,3 millions d'euros au 31 décembre 2005.

À la connaissance de la société, il n'existe pas d'autres litiges, arbitrages ou faits exceptionnels que ceux décrits au paragraphe 6 de l'annexe des comptes consolidés susceptibles d'avoir une incidence significative sur la situation financière, le résultat, l'activité et le patrimoine de la société et du groupe.

4.6 RISQUES LIÉS À LA GESTION DE LA DETTE OBLIGATAIRE CONVERTIBLE (OCÉANES)

Le 3 janvier 2005, le groupe a remboursé 1 276 740 Océanes 2005 pour un montant total de 332,0 millions d'euros.

Le groupe considère qu'il est encore aujourd'hui trop endetté et compte poursuivre son plan d'amélioration de sa structure bilantielle. Pour cela les efforts suivants seront poursuivis :

- amélioration graduelle de la marge d'exploitation ;
- maîtrise du compte clients. Le groupe considère que ce dernier reste toujours trop important ;
- poursuite de la politique de centralisation de la trésorerie disponible ;
- poursuite du programme d'affacturage : au 31 décembre 2005, le groupe a mobilisé 141 millions d'euros de ses comptes clients.

4.7 RISQUES PARTICULIERS LIÉS À L'ACTIVITÉ

Les clients du groupe Altran sont principalement des grands comptes privés ou publics européens. La liste détaillée des clients du groupe constituant une information stratégique, elle n'est pas communiquée. Cependant la répartition du portefeuille clients du groupe est très éclatée puisque les cinquante premiers clients du groupe en 2005 représentent 45,2 % du Chiffre d'affaires total. Les sociétés du groupe Altran facturent la grande majorité de leurs prestations au temps passé sur une base forfaitaire. À ce titre, les sociétés du groupe ne sont tenues qu'à une obligation de moyens. Dans le cas où des contrats au forfait sont conclus, la politique comptable de reconnaissance des revenus impose une évaluation du risque à terminaison et ne permet la reconnaissance de la marge que dès lors qu'il existe des éléments permettant de s'assurer que celle-ci n'est pas susceptible d'être remise en cause du fait d'une obligation de résultat.

4.8 RISQUES SUR PLACEMENTS

L'essentiel des liquidités disponibles est investi dans :

- des Sicav Monétaires ;
- des Titres de Créances Négociables ;
- des comptes en devises rémunérés (GBP USD).

L'ensemble de ces placements est rémunéré sur la base du taux monétaire au jour le jour ou du Libor pour les devises. La sensibilité de ces placements, pour une variation de l'indice de référence (EONIA ou LIBOR) de 10 % est de 0,20 %.

Une procédure est en cours d'élaboration pour la définition des règles d'utilisation des liquidités du groupe dans chaque filiale et au niveau central.

L'essentiel des recommandations tient en deux grands principes :

1. tous les excédents de cash sont investis exclusivement auprès du groupe (GMTS) ;
2. GMTS affecte prioritairement ces liquidités au remboursement des crédits et/ou utilise des supports monétaires dont la sensibilité et la volatilité sont inférieures à 1 % l'an.

Le groupe détenait au 31 décembre 2005 des valeurs mobilières de placement dont la valeur de marché s'élevait à 61 millions d'euros.

La société n'a pas connaissance de stratégie ou de facteur de nature gouvernementale, économique, budgétaire, monétaire ou politique pouvant influer de manière significative, directement ou indirectement, sur des opérations futures.

5 Informations concernant Altran

5.1 HISTORIQUE ET ÉVOLUTION DE LA SOCIÉTÉ

5.1.1 Raison sociale

Altran Technologies S.A.

5.1.2 Lieu et numéro d'enregistrement de l'émetteur

702 012 956 RCS PARIS

Code Siret : 702 012 956 00042

Code NAF : 742C

5.1.3 Date de constitution et durée

La société a été constituée le 14 février 1970. Sauf en cas de dissolution anticipée ou de prorogation prévue par la Loi et les statuts, son existence prendra fin le 14 février 2045.

5.1.4 Siège social et législation de l'émetteur

Siège social : 58, boulevard Gouvion Saint-Cyr – 75017 Paris.

Siège administratif : 104, avenue du Président Kennedy – 75016 Paris.

Téléphone : 01 44 09 54 12.

Forme juridique : Société Anonyme à Directoire et Conseil de Surveillance.

Législation de l'émetteur : Société anonyme de droit français régie par le Code de commerce, le décret du 23 mars 1967 et les textes subséquents sur les sociétés commerciales.

5.2 INVESTISSEMENTS

5.2.1 Principaux investissements

Tel que détaillé p. 104 à 107, les acquisitions réalisées au cours des années précédentes dans le cadre des contrats d'earn-out se traduiront par des décaissements au cours des prochains exercices.

Aucune acquisition n'a été réalisée au cours de l'exercice 2005.

Liste des sociétés acquises au cours des trois derniers exercices

2002		2003		2004		2005	
Société	Pays	Société	Pays	Société	Pays	Société	Pays
CHS	Allemagne	Aktiva VIP Holding	Hollande	Little acquisition Co Hong Kong et Little acquisition Co Singapore	Hong Kong et Singapoure		
Little Dacee	Allemagne	CQ Consulting Gmbh	Autriche	Little Brazil	Brésil		
ADL Germany Gmbh	Allemagne	C Quential SRL	Italie	Consultores CA	Venezuela		
ADL Austria Gmbh	Autriche						
CQ Consulting Gmbh	Autriche						
ADL Benelux Belgium	Belgique						
Media Consultores	Espagne						
Invall	Espagne						
Barnaz Holding	Espagne						
C-Quential Spain	Espagne						
ISEAC	Espagne						
USM	Espagne						
Little France	France						
C-Quential France	France						
Dominique Malsch	France						
Little Italy Srl	Italie						
Wiseina Ltd	Japon						
ADL Japan Inc	Japon						
CQ Yuhan Hosea	Corée						
Little Acquisition Co Korea	Corée						
Hilson Moran	Royaume-Uni						
CCL	Royaume-Uni						
ADL UK Ltd	Royaume-Uni						
Lilia Bomen Consultant	Suède						
ADL Sweden	Suède						
Whom Ltd	Suisse						
ADL Schweiz	Suisse						
Sea	USA						
Imagitek	USA						
Global N	Portugal						

Le montant des décaissements relatifs aux acquisitions (paiement initial et complément de prix) est pour chacune des trois dernières années :

(en millions d'euros)		
2003	**2004**	**2005**
100,8	17,6	22,7

5.2.2 Principaux investissements décidés par les organes de direction de l'entreprise

Le groupe va engager en 2006 des investissements destinés à soutenir son projet de transformation, notamment dans le domaine des ressources humaines :

- remise à niveau de l'infrastructure informatique (ERP, réseaux...) ;
- développement des outils de communication et de coopération (Intranet groupe, outils de knowledge management) ;
- rationalisation de la politique de marque.

6.1 PRINCIPALES ACTIVITÉS

Altran a pour objectif d'accompagner ses clients tout au long du cycle de vie d'un produit ou d'un service, de sa conception à son industrialisation, en passant par l'optimisation des process de production. L'expertise des équipes d'Altran est donc très variée et recouvre l'ensemble des métiers de l'ingénieur.

Depuis sa création, Altran s'attache à accompagner ses clients dans la définition, la réalisation et l'accompagnement de leurs projets stratégiques, scientifiques ou technologiques. Les équipes d'Altran interviennent ainsi à tous les stades du cycle de vie d'un produit ou d'un service.

La capacité du groupe à maîtriser une technologie et assurer son transfert d'une industrie vers l'autre, constitue un élément clé de la stratégie et de l'offre du groupe. C'est cette approche originale de l'innovation technologique, et sa capacité à « décloisonner les démarches scientifiques » qui fait d'Altran un partenaire privilégié de ses clients. L'innovation n'est plus simplement une contrainte pour les industriels, elle est devenue, au cours des ans, un élément au cœur de la stratégie de nos clients. C'est par l'innovation qu'un produit ou un service se différencie clairement de la concurrence.

Bien plus qu'un élément de différentiation des clients d'Altran, l'innovation est aujourd'hui au cœur de la stratégie de ces derniers dont ils feront à l'avenir un élément de conquête de marché, de croissance.

Répartition du Chiffre d'affaires d'Altran par activité



2004
7 %
13 %
46 %
34 %



2005
9 %
13 %
47 %
31 %



Conseil en Technologie et R&D
Conseil en organisation et Système d'information
Conseil en Stratégie et Management
Divers

6.2 PRINCIPAUX MARCHÉS

Le groupe intervient sur trois principaux marchés :

- le Conseil en technologie et R&D ;
- le Conseil en organisation et système d'information ;
- le Conseil en stratégie et management.

6.2.1 Le marché du Conseil en technologie et R&D

Les dépenses de R&D en Europe peuvent être évaluées en 2004 à environ 211 milliards d'euros (source OCDE).

Ce marché du Conseil en technologie et R&D est caractérisé par deux tendances importantes pour les prochaines années :

- une croissance des dépenses de R&D. La R&D constitue en effet un élément stratégique et différentiateur pour les grands clients du groupe. Cette dépense devient critique dans un monde où le time to market se réduit de manière continue et où l'innovation constitue un important moteur de croissance ;
- la part sous-traitée de cette dépense devrait de plus continuer à croître dans les années futures. Il est difficile de déterminer quel pourrait être le taux de sous-traitance à terme. Cependant il est important de noter que le marché de la R&D sous-traitée représente environ 26 milliards d'euros soit 12,3 % seulement du total de marché (source : Pierre Audoin Consultants).

Ce marché reste un marché très fragmenté puisque Altran avec 600 M€ environ de Chiffre d'affaires dans ce domaine est le plus important acteur en Europe. Le marché devrait se concentrer dans les prochaines années sous la pression des clients qui souhaitent de plus en plus :

- établir des partenariats avec les acteurs du Conseil en R&D ;
- identifier des acteurs capables de les accompagner dans leurs projets de développement internationaux.

Conseil européen en Technologies et R&D (M€)


25 000
20 000
15 000
10 000
5 000
0
2004
2005e
2006e
2007e
2008e

Source : Pierre Audoin Consultants.

6.2.2 Le Conseil en organisation et système d'information

Le groupe réalise dans ce domaine environ un tiers du Chiffre d'affaires annuel.

Il s'agit d'un marché beaucoup plus structuré où le poids relatif du groupe est plus faible.

Le marché européen peut être évalué à environ 53 milliards d'euros annuels.

Le groupe n'a pas vocation à proposer l'ensemble des offres des grandes SSII mais se concentre plutôt sur des niches technologiques (SAP, TRA...) où ses compétences sont reconnues.

Marché européen en Systèmes d'Information (M€)


80 000
60 000
40 000
20 000
0
2004
2005e
2006e
2007e
2008e

Source : Pierre Audoin Consultants.

6.2.3 Le Conseil en stratégie et management

Le groupe est actif notamment avec la marque Arthur D.Little, rachetée en 2002 au travers du financement d'un LMBO. À cette époque le groupe a acquis l'ensemble des activités en dehors des États-Unis ainsi que la marque au niveau mondial.

Ce marché a connu au cours des dernières années une crise assez forte avec une réduction des budgets alloués à ce type de prestations. Il semble aujourd'hui qu'il soit en phase de sortie de crise et qu'il devrait connaître au cours des prochaines années une croissance de l'ordre de 5 à 7 % (Source : Kennedy Information Research Group/Pierre Audoin Consultants).

L'offre du groupe construite principalement autour d'Arthur D.Little a vocation à se concentrer sur un nombre limité de practices tout en capitalisant au niveau mondial sur ces centres de compétence. C'est pourquoi il a été identifié 5 practices autour desquelles Arthur D.Little souhaite devenir un acteur global (Healthcare, Énergie, Automobile...)

Marché mondial conseil en Management (M€)


50 000
40 000
30 000
20 000
10 000
0
2004
2005e
2006e
2007e
2008e

Source : Étude Pierre Audoin Consultants/Kennedy Information Research Group.

6.3 CONCURRENCE

Comme indiqué précédemment Altran est le leader européen du Conseil en technologie et R&D.

Ainsi la typologie des concurrents auxquels les équipes du groupe Altran sont confrontées varie en fonction de la nature du projet considéré. Les concurrents d'Altran peuvent donc être :

- des cabinets de conseil en stratégie et/ou management, en particulier sur les projets adressés par Arthur D.Little ;
- des SSII ;
- des bureaux d'étude ou des sociétés d'ingénierie spécialisées dans un domaine technologique particulier (environnement, mécanique, acoustique...) ;
- des sociétés cotées ou non ayant une offre proche de celle définie par Altran (Alten, AssystemBrime, SII...).

Il est, en revanche, intéressant de noter qu'aucun de ces concurrents n'a la présence géographique d'Altran ni un spectre aussi large de secteur ou de technologie adressés. La capacité du groupe à utiliser son réseau international et à monter des offres en consortium combinant des savoir-faire pointus dans plusieurs pays est un élément crucial de différentiation pour adresser des problématiques clients qui sont de plus en plus souvent globales.

7 Organigramme

La liste des filiales intégrées dans le périmètre de consolidation est disponible p. 73 à 80 dans l'annexe aux comptes consolidés.

8 Propriétés immobilières, Usines et Équipements

8.1 IMMOBILISATIONS CORPORELLES IMPORTANTES

Le groupe a pour politique de louer les locaux dans lequel il opère. Cependant, le groupe détient en propre des immeubles en France, en Italie, au Royaume Uni et au Venezuela pour un montant de 10,8 millions d'euros.

8.2 ENVIRONNEMENT

Non significatif.

9 Examen de la situation financière et du résultat

La situation financière du groupe ainsi que ses résultats sont également détaillés dans les comptes consolidés et annexes aux comptes consolidés (chapitre 20).

L'ensemble des données financières de l'exercice 2005 est établi en normes IFRS, conformément à la réglementation comptable européenne ; les résultats 2004 ont été retraités en suivant ces normes.

Dans la suite de ce document, les comparaisons entre les données 2005 et 2004 sont basées sur des résultats comparables, établis dans un cas comme dans l'autre en normes IFRS.

9.1 FAITS MARQUANTS

Remboursement des Océanes 2005

Le 3 janvier 2005, le groupe a remboursé l'intégralité des Océanes 2005 en circulation pour un montant de 332 millions d'euros et soldé les intérêts courus au titre de l'exercice 2004 pour un montant de 11,4 millions d'euros.

Gouvernance d'entreprise

Monsieur Christophe Aulnette a été nommé Directeur Général Délégué d'Altran Technologies lors du Conseil d'Administration du 23 mars 2005.

Le 15 avril 2005, le Conseil d'Administration a coopté Monsieur Christophe Aulnette comme administrateur en remplacement de Monsieur Michel Friedlander. Monsieur Christophe Aulnette a été nommé Président du Conseil d'Administration et Directeur Général le 19 mai 2005.

Le 29 juin 2005, l'Assemblée Générale Mixte des Actionnaires a approuvé la modification du mode d'administration de la société, en adoptant la forme de Directoire et de Conseil de Surveillance.

Lors de la séance du Conseil de Surveillance du 30 juin 2005, Messieurs Yves de Chaisemartin et Michel Senamaud ont été nommés respectivement Président et Vice-Président du Conseil de Surveillance. Les autres membres du Conseil de Surveillance sont : Madame Guylaine Saucier, Monsieur Roger Alibault et Monsieur Dominique de Calan.

Le Conseil de Surveillance a nommé Monsieur Christophe Aulnette en qualité de Président du Directoire et Monsieur Éric Albrand en qualité de membre du Directoire.

Projet Altran 2008

Le projet Altran 2008, plan stratégique de croissance et de rentabilité, présenté à l'Assemblée Générale Mixte des Actionnaires du 29 juin 2005, a été mis en œuvre dès le 2nd semestre 2005.

Ce plan doit permettre d'engager les transformations nécessaires au développement du groupe en s'adaptant mieux à l'évolution de la demande de ses clients. Cette vision stratégique s'articule autour de quatre axes :

1 - Devenir un partenaire global de l'innovation pour nos clients

Altran dispose d'un spectre de compétences très diversifié allant de l'analyse de la faisabilité d'un projet innovant à sa mise en œuvre.

Le groupe a effectué une revue de son portefeuille d'activité afin de mieux segmenter son offre et de renforcer la lisibilité par nos clients de l'offre des filiales du groupe. Cette revue d'activité a pour objectif de focaliser les efforts des filiales sur un secteur économique, géographique ou une compétence donnée.

Par ailleurs le groupe a mis en place à l'automne dernier une politique de grands comptes afin d'offrir un meilleur service à ses clients. La nomination de « Key Account manager » permet ainsi de renforcer le dialogue commercial avec les grands clients du groupe et devrait permettre au groupe de renforcer son efficacité commerciale.

De premiers succès ont d'ores et déjà été réalisés puisque le groupe a été à nouveau référencé au niveau européen par France Télécom SI au cours de l'été. D'autres comptes ont référencé le groupe de manière globale comme Thalès, Renault SI ou d'autres. Altran poursuivra dans les trimestres à venir la déclinaison de cette nouvelle approche commerciale auprès de ses grands comptes.

2 - Être un employeur de référence

Les hommes et les femmes du groupe, consultants, business managers, dirigeants et fonctions transverses constituent la vraie force du groupe. Altran reste aujourd'hui un des principaux recruteurs d'ingénieurs de haut niveau en France mais également en Europe. Altran souhaite valoriser ce capital humain en renforçant le sentiment d'appartenance du groupe. Cet objectif de la vision Altran 2008 passe par :

- la création à l'automne dernier d'une direction des ressources humaines visant à proposer, dans le futur, des plans de carrière ambitieux à nos salariés et accentuer la mobilité interne des consultants en leur proposant un parcours de carrière ;
- le lancement en début d'année 2006, d'un plan d'actionnariat salarié dont l'objectif est d'offrir à l'ensemble des salariés européens du groupe la possibilité de partager les fruits de leurs efforts quotidiens en investissant au travers d'une augmentation de capital réservée aux salariés ;
- la réduction du turnover qui reste un enjeu majeur du groupe.

L'ensemble de ces chantiers vise à faire d'Altran « l'employeur de référence » dans le monde des ingénieurs.

3 - « From patchwork to network »

La croissance du groupe a longtemps été assurée par une politique décentralisée laissant à chaque filiale une grande liberté de définir son offre.

Cette politique a généré des phénomènes de concurrence interne contre-productive et a amoindri la lisibilité de l'offre du groupe par les clients.

Le groupe travaille à définir pour chaque filiale son territoire d'intervention qui peut être géographique, orienté marché ou orienté compétences. Ainsi, les offres de services informatiques font l'objet de regroupement dans chaque pays et la couverture géographique de toutes les filiales en France est en cours de rationalisation.

Cette réorganisation doit favoriser la compréhension de l'offre par les clients, faciliter le développement d'offres ciblées à valeur ajoutée et permettre une collaboration commerciale entre les filiales du groupe.

Ce passage d'une politique de concurrence interne à une culture de coopération et de réseau est aussi essentiel pour améliorer les résultats et faciliter les perspectives de carrières pour les consultants et ainsi réduire le turnover.

4 - Excellence opérationnelle

Altran a pour ambition de revenir à des niveaux de performances commerciales, opérationnelles et financières comparables aux acteurs les plus performants du secteur.

Ainsi les résultats financiers du groupe peuvent être améliorés. Altran a donc annoncé lors de l'Assemblée Générale des Actionnaires de juin 2005 un plan de retour à des marges plus satisfaisantes au travers d'un plan de réduction des coûts indirects.

L'objectif annoncé du groupe est de réaliser un plan de réduction de ses coûts indirects de 54 à 60 millions d'euros en année pleine en 2007 au travers :

- d'une réduction des frais de personnel indirects, notamment dans les holdings ;
- d'une rationalisation de la politique immobilière du groupe ;
- de la réduction de dépenses de fonctionnement au travers notamment de l'optimisation de la politique d'achat groupe sur divers postes tels que les télécommunications, les flottes de véhicules d'entreprise, etc.

9.2 RÉSULTATS FINANCIERS DU GROUPE

(en milliers d'euros)	déc-05 12 m	déc-04 12 m
Chiffre d'affaires	1 434 473	1 395 633
Autres produits de l'activité	3 457	5 375
Produits des activités ordinaires	**1 437 930**	**1 401 008**
Achats consommés	(13 121)	(16 049)
Variation des travaux en-cours	(414)	(43)
Charges externes	(309 516)	(295 585)
Charges de personnel	(987 330)	(991 848)
Charges de personnel - paiement en actions	(4 139)	(2 478)
Impôts et taxes	(12 425)	(14 504)
Dotations aux amortissements et provisions nettes	(9 216)	(11 744)
Autres produits et charges opérationnels	(8 519)	(9 509)
Résultat opérationnel courant	**93 250**	**59 248**
Autres produits opérationnels non récurrents	45 699	53 725
Autres charges opérationnelles non récurrentes	(83 662)	(17 123)
Autres produits et charges opérationnels non récurrents	*(37 963)*	*36 602*
Dépréciation des écarts d'acquisition	(26 463)	(25 581)
Résultat opérationnel	**28 824**	**70 269**
dont Dépréciation des écarts d'acquisition	*(26 463)*	*(25 581)*
Produits de trésorerie et d'équivalent de trésorerie	2 249	4 487
Coût de l'endettement financier brut	(24 209)	(21 609)
Coût de l'endettement financier net	(21 960)	(17 122)
Autres produits financiers	17 943	10 271

(en milliers d'euros)	déc-05 12 m	déc-04 12 m
Autres charges financières	(18 034)	(16 559)
Charge d'impôt	(6 166)	(29 508)
Quote-part du résultat net des sociétés mises en équivalence	(393)	(85)
Résultat net avant résultat des activités arrêtées ou en cours de cession	214	17 266
Résultat net d'impôt des activités arrêtées ou en cours de cession		-
Résultat net	214	17 266
Intérêts minoritaires	17	(360)
Résultat net groupe	**231**	**16 906**
Résultat par action	-	0,15
Résultat dilué par action	0,01	0,15

Résultat

Le résultat opérationnel courant (hors éléments non récurrents) s'élève à 93,2 millions d'euros, soit un taux de marge opérationnelle de 6,5 % en hausse de 2,3 points par rapport à 2004. L'amélioration de la performance du groupe est le résultat d'une activité dynamique à l'international au cours de l'année, combinée à l'exécution du plan d'excellence opérationnelle se traduisant par un contrôle satisfaisant des coûts.

Le taux de résultat opérationnel courant s'établit à 7,2 % sur le second semestre 2005 contre 5,8 % au premier semestre. Le groupe a fait des efforts de productivité importants tout au long de l'année qui sont démontrés par la capacité à générer un Chiffre d'affaires en hausse avec un effectif quasi stable. Enfin, le plan d'économie commence à générer ses premiers résultats.

Le résultat opérationnel 2005 qui s'établit à 28,8 millions d'euros est essentiellement marqué par des charges de restructuration à hauteur de 52,7 millions d'euros et par un profit généré par la vente d'actifs financiers (+ 11,1 millions d'euros).

Le groupe a procédé à une dépréciation de 26,4 millions d'euros des écarts d'acquisition pour les sociétés présentant une perte de valeur.

Le résultat financier (- 21,9 millions d'euros) est en ligne avec la dette du groupe.

Le résultat net du groupe est à l'équilibre en 2005.

Chiffre d'affaires

Le Chiffre d'affaires 2005 (1434,5 M€) est en croissance de 2,8 % par rapport à 2004 (à normes comptables constantes) en raison notamment d'une croissance des activités à l'international.

Charges

La base des charges opérationnelles courantes reste stable entre 2005 et 2004 (+ 0,2%). Cependant l'évolution sur certains postes de charges est la suivante :

Charges de personnel en baisse de - 1,4 % par rapport à 2004 et de - 3,0 % par rapport au premier semestre 2005 :

Groupe Altran							
		2005		2004		2005 vs 2004	
Chiffre d'affaires		1 434 473		1 395 633		2,8%	
Charges de personnel		977 581		991 848		(1,4)%	
	% CA	68,1 %		71,1%			
		S2	S1	S2	S1	S2 2005 vs S2 2004	S1 2005 vs S1 2004
Chiffre d'affaires		710 470	724 003	710 119	685 514	0,0 %	5,6 %
Charges de personnel		473 099	504 482	487 907	503 941	(3,0) %	0,1 %
	% CA	66,6 %	69,7 %	68,7 %	73,5 %		

Les charges externes ont augmenté de 4,7 % en raison de la sous-traitance (+ 10,4%) et des voyages & déplacements (+ 13,6%) :

		2005		2004	2005 vs 2004
Total charges externes		309 515		295 585	4,7 %
	% CA	21,6 %		21,2 %	
Sous traitance		96 033		86 950	10,4 %
	% CA	6,7 %		6,2 %	
Réd. CB		5 130		6 102	(15,9) %
	% CA	0,4 %		0,4 %	
Loc. simples et Ch. Ext.		55 986		55 500	0,9 %
	% CA	3,9 %		4,0 %	
Formation		7 129		7 447	(4,3) %
	% CA	0,5 %		0,5 %	
Honoraires et services ext.		45 523		46 069	(1,2) %
	% CA	3,2 %		3,3 %	
Transports voyages déplacements		63 236		55 648	13,6 %
	% CA	4,4 %		4,0 %	
Autres achats et services extérieurs		36 478		37 869	(3,7) %
	% CA	2,5 %		2,7 %	
		S2	S1		
Total charges externes		153 884	155 631		
	% CA	10,7 %	10,8 %		
Sous traitance		49 606	46 427		
	% CA	3,5 %	3,2 %		
Red. CB		2 550	2 580		
	% CA	0,2 %	0,2 %		
Loc. simples et Ch. Ext		27 898	28 088		
	% CA	1,9 %	2,0 %		
Formation		2 947	4 182		
	% CA	0,2 %	0,3 %		
Honoraires et services ext.		20 345	25 178		
	% CA	1,4 %	1,8 %		
Transports voyages déplacements		31 678	31 558		
	% CA	2,2 %	2,2 %		
Autres achats et services extérieurs		18 860	17 618		
	% CA	1,3 %	1,2 %		

Coût de l'endettement financier net

Le coût de l'endettement financier net correspond principalement aux produits financiers provenant du placement des disponibilités et des équivalents de trésorerie après déduction des frais financiers. Ces derniers correspondent principalement aux intérêts sur les sommes empruntées au titre de l'Océane 2009 , des lignes de crédit et de la mobilisation de créances clients.

Le coût de l'endettement financier net a augmenté de 4,9 millions en 2005. Cette augmentation s'explique notamment par l'application de la norme IAS 32 à compter du 1er janvier 2005. L'écart entre le coût nominal de l'Océane au taux de 3,75 % et la charge financière constatée au compte de résultat calculée avec la méthode du taux d'intérêt effectif amène une charge complémentaire au titre de l'exercice 2005 pour un montant de 6,5 millions d'euros.

À norme constante, la diminution du coût de l'endettement brut d'un montant de 3,9 millions d'euros est due notamment à l'effet du remboursement de l'Océane 2005 au 3 janvier 2005 (+ 11,6 millions d'euros) compensé par l'effet année pleine de l'Océane 2009 (- 4,3 millions d'euros) et la mise en place de lignes de crédit à moyen terme en décembre 2004 (- 2,5 millions d'euros).

Impôts sur le résultat

La charge d'impôt sur les résultats consolidés s'élève à 6,2 millions d'euros en 2005 contre 29,5 millions d'euros en 2004. Cette baisse s'explique notamment par

- la diminution du résultat courant avant dépréciation des écarts d'acquisition ;
- l'annulation de l'imposition de la plus-value de cession des titres CSR en 2004 pour un montant de 9,9 millions d'euros et la non imposition de la plus-value de cession des titres CSR en 2005 pour un montant de 4 millions d'euros.

Flux de trésorerie

Le tableau ci-dessous résume les flux de trésorerie pour les exercices clos les 31 décembre 2005 et 2004 :

(en millions d'euros)	2004	2005	Variation
Dette financière nette d'ouverture	(345,4)	(314,0)	31,4
Flux net de trésorerie généré par l'activité	33,7	46,1	12,4
Flux net de trésorerie lié aux opérations d'investissement	(29,7)	(35,6)	(5,9)
Flux net de trésorerie avant opération de financement	4,0	10,5	6,5
Impact des écarts de change et autres	(4,7)	2,0	6,7
Impact de l'application IAS 32 au 1er janvier 2005	32,1	-	(32,1)
Dette financière nette de clôture	(314,0)	(301,5)	12,5

Flux net de trésorerie générés par l'activité

Les flux de trésorerie générés par l'activité ont augmenté pour s'établir à 46,1 millions d'euros au 31 décembre 2005 contre 33,7 millions d'euros au 31 décembre 2004. Cette hausse de 12,4 millions d'euros en 2005 est liée à une amélioration du résultat opérationnel courant (34 millions d'euros) et une diminution de la charge d'impôt exigible compensé partiellement par les coûts de restructuration (19,7 millions d'euros) et la baisse des plus value de cession des titres CSR (- 31,9 millions d'euros) par rapport à celles constatées en 2004.

Flux net de trésorerie lié aux opérations d'investissement

Les flux de trésorerie employés dans les opérations d'investissement au cours de l'exercice clos le 31 décembre 2005 se sont élevés à 35,6 millions d'euros, contre 29,7 millions d'euros pendant l'exercice clos au 31 décembre 2004.

Cette légère augmentation est essentiellement liée à la progression de 5,1 millions d'euros des paiements d'earn-out.

Endettement net du groupe

Par rapport au 31 décembre 2004, la dette nette du groupe a diminué de 10,1 millions d'euros à norme constante pour s'établir à 336,9 millions d'euros au 31 décembre 2005.

(en millions d'euros)	31/12/2004	31/12/2005	Variation
Convertible 2005	332,0	-	(332,0)
Convertible 2009	230,0	197,9	(32,1)
Ligne de crédit moyen terme	21,4	75,7	54,3
Ligne de crédit court terme	160,4	191,0	30,6
dont affacturage	*145,4*	*141,1*	*(4,3)*
Dette financière totale	**743,8**	**464,6**	**(279,2)**
Trésorerie & équivalent de trésorerie	398,0	163,1	(234,9)
Dette financière nette	**345,8**	**301,5**	**(44,3)**
Participation des salariés	17,5	14,9	(2,6)
Intérêts courus	15,8	20,5	4,7
Dette nette	**379,1**	**336,9**	**(42,2)**
Impact de l'application IAS 32 au 1er janvier 2005	(32,1)	-	32,1
Dette nette	**347,0**	**336,9**	**(10,1)**

Le groupe a appliqué les normes IAS 32/39 au 1er janvier 2005.

L'impact de l'application de la norme IAS 32 à l'Océane 2009 au 1er janvier 2005 est une diminution de la dette financière brute totale d'un montant de 32,1 millions d'euros.

La diminution significative de la dette financière brute s'élevant à 279,2 millions d'euros s'explique par les éléments suivants :

- l'impact de l'application IAS 32 à l'Océane 2009 d'un montant 32,1 millions d'euros ;
- le remboursement de l'Océane 2005 le 3 janvier 2005 pour un montant de 332 millions compensé en partie par l'augmentation du montant des lignes de crédit utilisées pour 60 millions d'euros et des concours bancaires courants pour un montant de 33 millions d'euros.

La trésorerie et les équivalents de trésorerie s'élevaient à 163,1 millions d'euros au 31 décembre 2005 contre 398 millions d'euros au 31 décembre 2004.

Évolution des effectifs

	31/12/2002	30/06/2003	31/12/2003	30/06/2004	31/12/2004	30/06/2005	31/12/2005
Effectifs totaux fin de période	17 778	17 044	16 533	16 429	16 446	16 282	16 152

	2002	S1 2003	S2 2003	S1 2004	S2 2004	S1 2005	S2 2005
Effectifs moyens sur la période	17 644	17 290	16 725	16 475	16 536	16 377	16 202

Au cours de l'exercice 2005, les effectifs totaux ont diminué de 294 personnes.

9.3 PERFORMANCES SECTORIELLES

Conformément à la norme IAS 14 « Information sectorielle », le groupe a défini son premier niveau d'information sectorielle qui correspond aux secteurs géographiques et son second niveau qui correspond aux secteurs d'activité.

Les zones géographiques se définissent ainsi :

- France ;
- Nord : Allemagne, Autriche, Benelux, Suède, Suisse, Royaume Uni, Irlande ;
- Sud : Brésil, Espagne, Italie, Portugal, Andorre, Venezuela ;
- Reste du monde : Asie, Amérique du nord, Chine.

Les secteurs d'activité sont :

- Conseil en technologie et Recherche & Développement ;
- Conseil en organisation et système d'information ;
- Conseil en stratégie et management ;
- Autres.

Chiffre d'affaires par zone géographique

Le Chiffre d'affaires de 2005 s'établit à 1 434 473 milliers d'euros en croissance de 2,8 % par rapport à 2004 et se répartit de la façon suivante par zone géographique :

(en milliers d'euros)	Ytd 2005 Total secteur	Éliminations intersecteurs	Total Hors groupe	% CA	Ytd 2004 Total hors groupe	% CA	Var.
France	684 123	(17 046)	667 077	46,5 %	683 236	49,0 %	(2,4) %
Nord	413 801	(14 188)	399 613	27,9 %	382 406	27,4 %	4,5 %
Sud	279 107	(3 783)	275 324	19,2 %	257 624	18,5 %	6,9 %
Reste du Monde	95 692	(3 233)	92 459	6,4 %	72 369	5,2 %	27,8 %
Total	1 472 723	(38 250)	1 434 473	100,0 %	1 395 635	100,0 %	2,8 %

La répartition du Chiffre d'affaires par pays est la suivante :

	Ytd 2005	% CA	S2 2005	% CA	S1 2005	% CA	Ytd 2004	% CA	S2 2004	% CA	S1 2004	% CA
France	667 077	46,5 %	320 932	45,2 %	346 145	47,8 %	683 236	49,0 %	342 057	48,2 %	341 179	49,8 %
Allemagne	118 401	8,3 %	60 436	8,5 %	57 965	8,0 %	119 285	8,5 %	63 755	9,0 %	55 530	8,1 %
Autriche	7 019	0,5 %	3 705	0,5 %	3 314	0,5 %	8 229	0,6 %	4 371	0,6 %	3 858	0,6 %
Grande-Bretagne (Irlande)	94 337	6,6 %	50 462	7,1 %	43 875	6,1 %	90 518	6,5 %	46 711	6,6 %	43 807	6,4 %
Benelux	109 942	7,7%	52 536	7,4 %	57 406	7,9 %	101 744	7,3 %	51 006	7,2 %	50 738	7,4 %
Suisse	41 202	2,9 %	20 378	2,9 %	20 824	2,9 %	38 366	2,7 %	18 907	2,7 %	19 459	2,8 %
Suède	28 712	2,0 %	14 054	2,0 %	14 658	2,0 %	24 264	1,7 %	11 715	1,6 %	12 549	1,8 %
Italie	130 946	9,1 %	65 762	9,3 %	65 184	9,0 %	126 365	9,1 %	61 209	8,6 %	65 156	9,5 %
Espagne	104 046	7,3 %	51 132	7,2 %	52 914	7,3 %	101 591	7,3 %	49 258	6,9 %	52 333	7,6 %
Portugal	18 369	1,3 %	9 368	1,3 %	9 001	1,2 %	12 935	0,9 %	7 481	1,1 %	5 454	0,8 %
Brésil (Venezuela)	21 963	1,5 %	13 117	1,8 %	8 845	1,2 %	16 733	1,2 %	11 524	1,6 %	5 209	0,8 %
Asie	13 428	0,9 %	7 674	1,1 %	5 754	0,8 %	12 162	0,9 %	5 031	0,7 %	7 131	1,0 %
Usa	79 031	5,5 %	40 914	5,8 %	38 117	5,3 %	60 207	4,3 %	37 096	5,2 %	23 111	3,4 %
Total	1 434 473	100,0 %	710 470	100,0 %	724 003	100,0 %	1 395 635	100,0 %	710 121	100,0 %	685 514	100,0 %

L'évolution du Chiffre d'affaires 2005 par rapport à 2004 sur le reste du monde (+ 27,8%) s'explique par la croissance des États-Unis, même si la croissance sur ce pays s'est ralentie au cours du second semestre.

Dans une moindre mesure, le Sud (+ 6,9%) et le Nord (+ 4,5%) sont sur une tendance de croissance entre 2004 et 2005, notamment en raison de pays comme le Portugal (+ 42%), le Brésil (+ 31%), le Benelux (+ 8,1%), la Grande Bretagne (+ 4,2%) et la Suède (+ 18,3%).

L'activité est en décroissance sur le périmètre France en 2005 (- 2,4 %) par rapport à 2004 notamment en raison la décroissance de la branche Technologie et Innovation. En outre, cette diminution de l'activité s'explique du fait que l'exercice 2005 a été une période de transition avec la mise en place d'une politique de référencement centralisée, accompagnée de la mise en place des GAM (Global Account Manager), mais également de la mise en application du plan de performance (Albatros).

Résultat par zone géographique

La région Nord en hausse de 4,4 % sur le Chiffre d'affaires a vu son résultat opérationnel courant croître de + 64,3 % : 5,5 % du CA en 2004 vs 8,6 % du CA en 2005. Cette amélioration de la rentabilité s'explique par une maîtrise des coûts (+ 1,3% par rapport à 2004).

Des coûts de restructuration ont été constatés sur cette région à hauteur de 9,6 millions d'euros.

Nord	Décembre 05	Juin 05	Décembre 04	2005 vs 2004
Chiffre d'affaires hors groupe	413,8	204,3	396,3	4,4 %
Total des produits d'exploitation	415,6	205,1	396,6	4,8 %
Total des charges d'exploitation	(380,0)	(190,1)	(375,0)	1,3 %
Résultat opérationnel courant	35,6	15,0	21,6	64,3 %
% Résultat opérationnel courant	8,6 %	7,3 %	5,5 %	
Résultat opérationnel	20,7	22,5	42,0	(50,8) %
% Résultat opérationnel	5,0 %	11,0 %	10,6 %	

La région Sud en progression de 6,9 % sur le Chiffre d'affaires a un résultat opérationnel courant en forte amélioration + 202,7 % par rapport à 2004 : 2,4 % du CA en 2004 vs 6,7 % du CA en 2005. Cette amélioration de la rentabilité s'explique par une maîtrise de la base de coûts (+ 2,3% par rapport à 2004) et un retour du dynamisme opérationnel sur le Brésil et le Portugal. Des coûts de restructuration ont été constatés sur cette région à hauteur de 7,9 millions d'euros.

Sud	Décembre 05	Juin 05	Décembre 04	2005 vs 2004
Chiffre d'affaires hors groupe	279,1	137,9	261,0	6,9 %
Total des produits d'exploitation	280,1	138,3	261,6	7,1 %
Total des charges d'exploitation	(261,4)	(129,9)	(255,4)	2,3 %
Résultat opérationnel courant	18,7	8,4	6,2	202,7 %
% Résultat opérationnel courant	6,7 %	6,1 %	2,4 %	
Résultat opérationnel	10,3	8,6	0,7	1 340,5 %
% Résultat opérationnel	3,7 %	6,3 %	0,3 %	

La région France connaît également une amélioration de son résultat opérationnel courant en progression de 15 % par rapport à 2004 : 4,3 % du CA en 2004 vs 5,0 % du CA en 2005. Le Chiffre d'affaires en baisse de 2,2 % s'explique par l'impact d'une baisse des effectifs (- 624), des difficultés rencontrées par la branche technologie et innovation et l'impact de la mise en œuvre du plan de performances (Albatros). L'amélioration de la rentabilité s'explique par une baisse plus rapide des charges d'exploitation (- 3,6 %) par rapport au Chiffre d'affaires (- 2,2 %). Des coûts de restructuration ont été constatés sur cette région à hauteur de 34,2 millions d'euros.

France	Décembre 05	Juin 05	Décembre 04	2005 vs 2004
Chiffre d'affaires hors groupe	684,1	354,2	699,5	(2,2) %
Total des produits d'exploitation	684,3	354,9	704,2	(2,8) %
Total des charges d'exploitation	(649,9)	(338,3)	(674,2)	(3,6) %
Résultat opérationnel courant	34,4	16,6	29,9	15,0 %
% Résultat opérationnel courant	5,0 %	4,7 %	4,3 %	
Résultat opérationnel	(2,6)	15,7	26,7	(109,6) %
% Résultat opérationnel	(0,4) %	4,4 %	3,8 %	

Cette région (Asie et USA) progresse de 30,6 % sur le Chiffre d'affaires par rapport à 2004 en raison de la croissance sur les États-Unis et du développement de l'Asie. Le résultat opérationnel courant en amélioration de 183 % par rapport à 2004 : 2,2 % du CA en 2004 vs 4,8 % du CA en 2005. Des coûts de restructuration ont été constatés sur cette région à hauteur de 1,0 million d'euros.

Reste du monde	Décembre 05	Juin 05	Décembre 04	2005 vs 2004
Chiffre d'affaires hors groupe	95,7	45,8	73,3	30,6 %
Total des produits d'exploitation	95,7	45,9	73,3	30,6 %
Total des charges d'exploitation	(91,2)	(44,1)	(71,7)	27,2 %
Résultat opérationnel courant	4,5	1,8	1,6	183,6 %
% Résultat opérationnel courant	4,8 %	3,9 %	2,2 %	
Résultat opérationnel	0,4	1,5	1,0	(57,4) %
% Résultat opérationnel	0,4 %	3,3 %	1,4 %	

9.4 ACTIVITÉ DE LA SOCIÉTÉ ALTRAN TECHNOLOGIES S.A. ET DE SES PRINCIPALES FILIALES

	CA hors groupe			
	2005	2004	2005 vs 2004	
ALTRAN TECHNOLOGIES	119 162 287	118 587 330	0,48 %	(1)
SEGIME	59 439 091	62 403 171	(4,75) %	(2)
ALTIOR	52 958 605	53 602 341	(1,20) %	(3)
CSI	48 946 864	31 920 284	53,34 %	(4)
ASI	40 798 895	42 874 549	(4,84) %	(5)
DATACEP	36 482 475	36 391 533	0,25 %	(6)
RSI	32 901 268	31 101 819	5,79 %	(7)
ALPLOG	30 985 898	32 371 826	(4,28) %	(8)
REALIX	27 606 285	23 165 080	19,17 %	(9)
C.C.L	27 263 629	26 824 907	1,64 %	(10)
	476 545 297	459 242 840	3,77 %	

(1) ALTRAN TECHNOLOGIES

En 2005, la société, implantée en France, a connu une année de consolidation. Altran Technologies intervient principalement sur des projets chez des clients industriels (automobile, aéronautique...) mais se diversifie également vers des secteurs tels que : les télécoms, banques, assurances, médical & santé, secteurs en forte croissance.

(2) SEGIME

Implantée sur la région France, après avoir connu une forte croissance les années précédentes, l'exercice 2005 pour Ségime a été une période de restructuration et de repositionnement aussi bien de la structure interne (diminution des effectifs) que la structure externe (le portefeuille clients très orienté sur les technologies industrielles, s'est diversifié vers les télécoms et les systèmes d'informations).

(3) ALTIOR

Implantée sur la région France, Altior a connu une décroissance de son Chiffre d'affaires à hauteur de 1,2 % en raison de la branche Technologie et Innovation et de problèmes de référencement sur certains de ses principaux clients.

(4) CSI

Implantée aux États-Unis (Région Reste du monde), CSI a pour activité des missions d'audit, plus spécifiquement dans le cadre de la loi Sarbannes Oxley. CSI intervient sur tous les secteurs d'activités pour de grands groupes américains et a bénéficié également du non-cumul des mandats imposé aux grands cabinets d'audit.

(5) ASI

Implantée sur la région France, ASI a connu un recentrage de son portefeuille clients, notamment vers les métiers de la finance dans les secteurs de la banque et de l'assurance après la perte progressive de l'un de ses clients majeur issu de l'automobile. Le business d'ASI est orienté vers les systèmes d'informations à dominante conseil, métier et intégration de systèmes.

(6) DATACEP

Implantée sur la région France, après avoir connu une forte croissance sur les exercices précédents, 2005 a été pour DATACEP une année de consolidation avec un portefeuille clients issu de l'industrie, de l'énergie et du transport. DATACEP a pour principal métier l'assistance technique orientée vers les systèmes d'informations.

(7) RSI

Implanté sur la région Sud et plus précisément en Italie, la croissance de Chiffre d'affaires sur 2005 (+ 5,79%) s'explique par le dynamisme sur les projets liés aux technologies industrielles et ingénierie. Les projets sont aussi bien situés dans l'industrie, la défense, l'aéronautique que les télécoms, et les assurances.

(8) ALPLOG

Implantée sur la région France à Lyon, après avoir connu une forte croissance sur 2004, l'année 2005 a été pour Alplog une période de consolidation des acquis au niveau de l'organisation interne mais également du portefeuille clients.

(9) REALIX

Implantée sur la région France (Toulouse), Réalix profite pleinement du dynamisme du secteur de l'aéronautique en apportant son expérience à forte valeur ajoutée principalement sur des projets aux forfaits.

(10) CCL

Implantée sur la région Nord et plus précisément au Royaume-Uni, CCL a connu sur 2005 croissance globale modérée (+ 1,6%). L'activité de CCL est basée sur des projets spécifiques de recherche & développement sur des secteurs divers : santé, télécoms et industries.

9.5 RECHERCHE ET DÉVELOPPEMENT

Au niveau du groupe, les dépenses au titre des frais de développement ont été activées à hauteur de 3,6 millions d'euros au 31 décembre 2005.

Chez Altran Technologies S.A., aucun frais de développement n'a été activé.

9.6 PERSPECTIVES

En France, le programme de transformation engagé au 2nd semestre 2005, de restructuration de l'offre et d'évolution de l'organisation commerciale a pour objectif de permettre de retrouver la croissance aussi vite que possible.

À l'international, le groupe entend poursuivre le développement constaté en 2005.

Compte tenu de l'impact du plan de réduction des coûts indirects et des investissements, le groupe estime que sa marge opérationnelle courante devrait progresser semestre après semestre en 2006. Les coûts associés au plan ont été comptabilisés dans les comptes de 2005 à hauteur de 52,7 millions d'euros sur un total estimé de 55 millions d'euros.

9.7 ÉVÉNEMENTS IMPORTANTS SURVENUS ENTRE LA DATE DE CLÔTURE DE L'EXERCICE ET LA DATE D'ÉTABLISSEMENT DU RAPPORT

Le Conseil de Surveillance en date du 7 mars 2006 a autorisé le Directoire à faire usage de la délégation qui lui a été conférée par l'Assemblée Générale Mixte des Actionnaires le 29 juin 2005 dans sa treizième résolution, afin de réaliser une augmentation de capital social réservée aux salariés de la société et de ces filiales situées en France, Allemagne, Espagne, Italie, Royaume-Uni, Ireland, suède, Suisse, Belgique, Luxembourg, Pays-bas, Portugal et Autriche.

Conformément à cette autorisation, le Directoire, a décidé lors de sa réunion du 10 mars 2006, le principe d'une augmentation de capital qui serait réalisée par l'émission d'actions et/ou l'attribution d'actions de BSA, pour un montant nominal global maximum de 3 000 000 euros, représentant 6 000 000 d'actions nouvelles (en ce compris les actions issues de l'exercice des BSA et sous réserve des éventuels ajustements).

L'augmentation de capital ne serait réalisée qu'à concurrence du montant des actions effectivement souscrites, sans qu'aucun minimum ne soit requis.

Les actions nouvellement créées, porteraient jouissance au 1er janvier 2005.

9.8 PRÉSENTATION DES COMPTES SOCIAUX D'ALTRAN TECHNOLOGIES S.A. ET PROPOSITION D'AFFECTATION DES RÉSULTATS

Altran Technologies S.A. est la société tête de groupe d'Altran. Elle a une activité opérationnelle et assure également des prestations relatives à la direction générale du groupe.

Le Chiffre d'affaires d'Altran Technologies de l'année 2005 s'établit à 160,8 millions d'euros, en baisse de 5 % par rapport à 2004 (169,4 millions d'euros).

Son résultat d'exploitation s'établit à - 25,2 millions d'euros en 2005 contre - 25,4 millions d'euros en 2004. Malgré la baisse du Chiffre d'affaires, le résultat d'exploitation s'est maintenu grâce à la réduction des charges de personnel et des frais généraux. Les efforts de productivité engagés ont ainsi permis de compenser la baisse du Chiffre d'affaires.

Le résultat financier est de 33,5 millions d'euros.

Le résultat exceptionnel est de - 26,5 millions d'euros ; il comprend principalement des charges de restructuration liées au plan de réduction des coûts qui s'élèvent à 20,6 millions d'euros.

L'exercice clos le 31 décembre 2005 fait ressortir une perte nette comptable de 5 174 587,94 euros qu'il vous est proposé d'affecter en totalité au poste de report à nouveau.

Le montant du report à nouveau s'élèvera désormais à 52 745 428,50 euros.

Il est rappelé les montants suivants :

- montant des charges non fiscalement déductibles : 918 128 € ;
- montant global des dépenses non déductibles au terme de l'article 39.4 du CGI et de l'impôt correspondant : 169 588 € ;
- réintégration d'un redressement fiscal définitif : 0 €.

Conformément à la Loi, nous vous informons qu'aucune distribution de dividendes n'a été effectuée au titre des trois derniers exercices.

9.9 FILIALES ET PARTICIPATIONS

Les principales opérations intervenues au cours de l'exercice 2005 sur le périmètre sont les suivantes :

- Acquisitions : néant ;
- Cessions/liquidations :
  - Les sociétés suivantes ont été cédées au cours de la période :
    - Network Centrick Software,
    - Idefi,
    - Invall,
    - Fagro Belgique (cession partielle d'activité) ;
  - City Consultants a été liquidée en décembre 2005.

9.10 INFORMATION CONCERNANT LE CAPITAL SOCIAL, LES PARTICIPATIONS CROISÉES, L'AUTOCONTRÔLE

Les informations relatives à la structure du capital d'Altran sont intégrées dans le présent Document de Référence dans le chapitre 18 : « Pricipaux Actionnaires ».

9.11 NOM DES SOCIÉTÉS CONTRÔLÉES ET PART DE CAPITAL QUE CELLES-CI DÉTIENNENT DANS ALTRAN TECHNOLOGIES (AUTOCONTRÔLE)

Néant.

10 Trésorerie et capitaux

10.1 / 10.2 INFORMATIONS SUR LES CAPITAUX DE L'EMPRUNTEUR

L'ensemble des informations relatives aux capitaux de l'emprunteur sont disponibles au chapitre 18 : « Principaux actionnaires ».

10.3 CONDITIONS D'EMPRUNTS

L'ensemble des conditions d'emprunt sont détaillées au chapitre 4 « Facteurs de risque » dans les sections 4.1 risque de liquidité et 4.3 risque de taux.

10.4 RESTRICTION À L'UTILISATION DES CAPITAUX

Il est rappelé que tel que défini dans le 4.1 risque de liquidité les seules restrictions à l'usage de lignes bancaires relatives à la convention de crédit en date du 22 décembre 2004 signée avec les trois principaux partenaires bancaires du groupe sont :

- limitation des sommes décaissées pour les nouvelles acquisitions à 30 millions d'euros par exercice social ;
- limitation des cessions d'actifs à 10 millions d'euros par exercice social et ce hors cessions autorisées.

10.5 FINANCEMENT DE L'ACTIVITÉ

Le groupe estime que les flux de trésorerie générés par ses activités opérationnelles, sa trésorerie ainsi que les fonds disponibles via les lignes de crédit, les lignes d'affacturage et l'obligation convertible émise en juillet 2004 et remboursable le 1er janvier 2009 seront suffisants pour couvrir les dépenses et investissements nécessaires à son exploitation et le service de sa dette.

11 Recherche et développement

Au niveau du groupe, les dépenses au titre des frais de développement ont été activées à hauteur de 3,6 millions d'euros au 31 décembre 2005.

Chez Altran Technologies S.A., aucun frais de développement n'a été activé.

12 Informations sur les tendances

12.1 PRINCIPALES TENDANCES

En France, le travail engagé au 2nd semestre 2005, de restructuration de l'offre et de réorganisation des équipes pour s'adapter aux demandes du marché a pour objectif de permettre de retrouver la croissance aussi vite que possible.

À l'international, le groupe entend poursuivre le développement constaté en 2005.

Concernant l'évolution de la profitabilité du groupe il est précisé que le groupe continuera en 2006 ses efforts d'amélioration de ses marges au travers de la poursuite du plan de réduction des coûts. Malgré les investissements engagés pour la modernisation du groupe, la marge opérationnelle courante devrait continuer de progresser semestre après semestre.

12.2 ÉVÉNEMENTS POST-CLÔTURE

Le 9 mars 2006 le groupe a annoncé le lancement d'un programme d'actionnariat salarié pour l'ensemble des salariés européens du groupe soit près de 95 % de l'ensemble de l'effectif du groupe. Cette opération d'actionnariat salarié accompagne le plan stratégique Altran 2008 et reflète la volonté du groupe d'être un employeur de référence. Cette opération devrait également permettre de renforcer le lien existant entre le groupe et ses collaborateurs en leur offrant la possibilité d'être plus étroitement associés aux éventuels développements et performances futures du groupe.

Cette offre d'actions est proposée à l'ensemble des salariés du groupe en France, Allemagne, Espagne, Italie, Royaume-Uni, Irlande, Suède, Suisse, Belgique, Luxembourg, Pays-Bas, Portugal, Autriche qui seront éligibles au plan d'épargne du groupe ou au plan d'épargne du groupe international, sous réserve de l'obtention d'autorisations locales dans certains de ces pays.

Les actions seront souscrites selon la législation applicable dans les différents pays du périmètre de l'offre, soit directement, soit par l'intermédiaire de fonds communs de placement d'entreprise. Dans certains pays, une offre à effet de levier à capital garanti sera proposée aux salariés.

Les Actionnaires de la société Altran Technologies, réunis le 29 juin 2005 en Assemblée Générale Mixte, ont autorisé le Directoire à augmenter le capital social en une ou plusieurs fois à hauteur d'un montant maximum de dix millions d'euros, par l'émission d'actions nouvelles ou d'autres titres donnant accès au capital de la société réservée aux adhérents d'un plan d'épargne de la société et des entreprises françaises qui lui sont liées dans les conditions de l'article L. 225-180 du Code de commerce et L. 444-3 du Code du travail. Les Actionnaires ont en outre décidé que le Directoire pourra prévoir l'attribution, à titre gratuit, d'actions ou d'autres titres donnant accès au capital de la société, étant entendu que l'avantage total résultant de cette attribution au titre de l'abondement ou, le cas échéant, de la décote sur le prix de souscription ne pourra pas excéder les limites légales ou réglementaires.

Sur la base de cette autorisation, le Directoire, après autorisation du Conseil de Surveillance, a décidé le 10 mars 2006, le principe d'une émission d'actions ordinaires au profit des salariés et le principe de l'émission et de l'attribution de bons de souscription d'actions (« BSA ») Altran Technologies, s'agissant des salariés présents dans certains pays, en substitution de la décote.

Le Directoire ou, par délégation son Président, arrêtera les modalités de l'émission d'actions au profit des salariés et de l'émission et l'attribution des BSA, à une date ultérieure qui est prévue pour le 11 mai 2006.

Le Directoire ou, par délégation son Président, dans le cadre de cette décision, arrêtera notamment le prix de souscription des actions nouvelles qui sera égal, selon les pays à :

- soit 80 % du Cours de Référence ou ;
- soit 100 % du Cours de Référence ; dans ce cas, des BSA seront attribués gratuitement au fonds commun de placement d'entreprise, au nom et pour le compte des salariés, en substitution de la décote, en fonction du montant des souscriptions réalisées.

Le Cours de Référence sera arrêté par le Directoire, ou sur délégation par son Président, et sera égal à la moyenne des cours d'ouvertures de l'action Altran Technologies sur le marché Eurolist d'Euronext Paris S.A. durant les (20) vingt jours de Bourse précédant la date de la décision du Directoire d'Altran Technologies, ou par délégation, de son Président, fixant la date d'ouverture de la souscription.

Le nombre maximum d'actions Altran Technologies pouvant être émises dans le cadre de cette offre, en ce compris les actions qui seront issues de l'exercice des BSA, s'élève à 6 000 000 actions (correspondant à une augmentation de capital maximum de 3 000 000 millions d'euros de nominal).

Les actions Altran Technologies nouvelles qui seront créées porteront jouissance à compter du 1er janvier 2005.

13 Prévisions

Les différents marchés sur lesquels le groupe opère (Conseil en management et stratégie, Conseil en technologie et R&D, Conseil en organisation et système d'information) devraient continuer à croître en 2006. Ceci constituera une assise permettant de consolider les actions entreprises et de continuer la réorganisation nécessaire des activités du groupe. Le groupe Altran ne fournira pas de prévisions chiffrées sur son Chiffre d'affaires ou ses résultats annuels 2006.

14.1 DIRECTION GÉNÉRALE – MANDATAIRES SOCIAUX

Constituée le 14 février 1970 sous la forme de société anonyme à Conseil d'Administration, la société a adopté la forme de société anonyme à Directoire et Conseil de Surveillance lors du son Assemblée Générale Mixte du 29 juin 2005. Ce mode d'administration lui permet de dissocier les fonctions et les pouvoirs de direction et le contrôle de cette direction.

Les fonctions de gestion et de direction de la société sont exercées par le Directoire, et la fonction de contrôle par le Conseil de Surveillance.

Composition du Conseil d'Administration du 1er janvier 2005 au 29 juin 2005

Monsieur Alexis KNIAZEFF, administrateur, Président du Conseil d'Administration et Directeur Général, administrateur du 01/01/2005 au 19/05/2005.

Monsieur Christophe AULNETTE :

- Directeur Général Délégué du 23/03/2005 au 19/05/2005 ;
- administrateur du 15/04/2005 au 29/06/2005 ;
- Président du Conseil d'Administration et Directeur Général du 19/05/2005 au 29/06/2005.

Monsieur Jean-Louis ANDREU : administrateur du 30/06/2003 au 29/06/2005.

Madame Guylaine SAUCIER : administrateur du 30/06/2003 au 29/06/2005.

Monsieur Yann. DUCHESNE : administrateur du 30/06/2003 au 29/06/2005.

Monsieur Yves de CHAISEMARTIN : administrateur du 15/04/2005 au 29/06/2005.

Monsieur Dominique de CALAN : administrateur du 04/05/2005 au 29/06/2005.

Monsieur Michel SENAMAUD : administrateur du 15/06/2005 au 29/06/2005.

Monsieur Éric ALBRAND a été nommé Directeur Général Délégué le 07/10/2004, ce mandat a pris fin le 29/06/2005.

Monsieur Alexis KNIAZEFF a démissionné de ses mandats d'administrateur et de Président du Conseil d'Administration et de Directeur Général le 19 mai 2005.

Monsieur Christophe AULNETTE a été nommé aux fonctions de Président et Directeur Général en remplacement de Monsieur Alexis KNIAZEFF le 19 mai 2005.

Composition du Conseil de Surveillance du 30 juin 2005 au 31 décembre 2005

Nom	Date de 1re nomination	Date d'échéance du mandat	Mandats et fonctions principaux dans la société
Monsieur Yves de CHAISEMARTIN	29/06/2005	AG statuant sur l'exercice clos le 31/12/2008	Membre du Conseil de Surveillance et Président
Monsieur Michel SENAMAUD	29/06/2005	AG statuant sur l'exercice clos le 31/12/2008	Membre du Conseil de Surveillance et Vice-Président
Monsieur Dominique de CALAN	29/06/2005	AG statuant sur l'exercice clos le 31/12/2008	Membre du Conseil de Surveillance
Monsieur Roger ALIBAULT	29/06/2005	AG statuant sur l'exercice clos le 31/12/2008	Membre du Conseil de Surveillance
Madame Guylaine SAUCIER	29/06/2005	AG statuant sur l'exercice clos le 31/12/2008	Membre du Conseil de Surveillance

Messieurs Yves de CHAISEMARTIN et Michel SENAMAUD ont été nommés respectivement Président du Conseil de Surveillance et Vice-Président du Conseil de Surveillance le 30 juin 2005.

Composition du Directoire du 30 juin 2005 au 31 décembre 2005

Nom	Date de 1re nomination	Date d'échéance du mandat	Fonction principale dans la société
Monsieur Christophe. AULNETTE	30/06/2005	30/06/2007	Président du Directoire
Monsieur Éric. ALBRAND	30/06/2005	30/06/2007	Membre du Directoire

Les membres du Directoire ont été nommés par le Conseil de Surveillance lors de sa séance du 30 juin 2005.

Mandats et fonctions exercés par les mandataires sociaux dans toutes sociétés au cours des cinq dernières années

Monsieur Christophe AULNETTE, Président du Directoire

Année	Mandats et fonctions exercés	Nom de la société
2001	Gérant	SARL Microsoft France
2002	Gérant	SARL Microsoft France
2003	Gérant	SARL Microsoft France
	Président Directeur Général	Microsoft France (transformation en SAS le 30 avril 2003)
2004	Président Directeur Général	SAS Microsoft France
2005	Président	Altran France Executive Management SAS depuis le 21/10/2005
	Représentant permanent d'Altran Technologies	Au Conseil d'Administration de la société Axiem depuis le 21 octobre 2005
	Président Directeur Général	Microsoft France jusqu'au 18/02/2005

Monsieur Éric ALBRAND, membre du Directoire

Année	Mandats et fonctions exercés au sein du groupe	Nom de la société
2001	Administrateur	SLIVARENTE
2002	Administrateur	SLIVARENTE
		FCI MICROCONNECTIONS depuis le 26/04/2002
		FCI CONNECTORS UK Ltd depuis le 08/07/2002
2003	Administrateur	ALTRAN BELGIUM SA depuis le 24/04/2003
		ALTRAN Luxembourg depuis le 13/06/2003
		ALTRAN (SWITZERLAND) SA depuis le 10/11/2003
		ACS HOLDINGS (SA) depuis le 28/04/2003
		ARTHUR D. LITTLE INC (SA) depuis le 28/04/2003
		ALTRAN CONSULTING SYSTEMS (SA) depuis le 28/04/2003
		ALTRAN CONSULTING SOLUTIONS (SA) depuis le 28/04/2003
		ARTHUR D. LITTLE NORTH AMERICA (SA) depuis le 28/04/2003
		SLIVARENTE
		FCI MICROCONNECTIONS jusqu'au 29/04/2003
		FCI CONNECTORS UK Ltd jusqu'au 1/03/2003
	Administrateur délégué	ALTRAN ITALIA (SL) depuis le 16/05/2003
	Director	ALTRAN IRELAND (SL) depuis le 23/04/2003
		ALTRAN NETHERLANDS (SL) depuis le 11/06/2003
		INTERNATIONAL BUSINESS DEVELOPMENT (SL) depuis le 12/06/2003
		ALTRAN UK (SL) depuis le 23/04/2003
		ALTRAN INTERNATIONAL (SL) depuis le 11/06/2003
		ARTHUR D. LITTLE INC (SA) depuis le 28/04/2003
		ALTRAN TECHNOLOGIES INC (SA) depuis le 03/06/2003
		ALTRAN HOLDINGS (SINGAPORE) (SL) depuis le 23/04/2003
	Gérant	ALTRAN Portugal (SL) depuis le 21/05/2003
		ALTRAN IRELAND (SL) depuis le 23/04/2003
		ALTRAN NETHERLANDS (SL) depuis le 11/06/2003
		ALTRAN DEUTSCHLAND (SL) depuis le 13/05/2003
		ALTRAN INTERNATIONAL (SL) depuis le 11/06/2003
		ALTRAN AUSTRIA (SL) depuis le 20/10/2003
		INTERNATIONAL BUSINESS DEVELOPMENT (SL) depuis le 12/06/2003
		ALTRAN UK (SL) depuis le 23/04/2003
		ALTRAN HOLDINGS (SINGAPORE) (SL) depuis le 23/04/2003
	Secretary	ALTRAN ITALIA (SL) depuis le 16/05/2003
		ALTRAN IRELAND (SL) depuis le 23/04/2003
	Officer	ALTRAN UK (SL) depuis le 23/04/2003
	Treasurer and secretary	ACS HOLDINGS (SA) depuis le 28/04/2003
		ALTRAN CONSULTING SYSTEMS (SA) depuis le 28/04/2003
		ALTRAN CONSULTING SOLUTIONS depuis le 28/04/2003
	Apoderado	UBICA SOLUTIONS (SL) depuis le 17/09/2003
2004	Administrateur	ALTRAN BELGIUM SA depuis le 24/04/2003
		ALTRAN Luxembourg depuis le 13/06/2003
		ALTRAN (SWITZERLAND) SA depuis le 10/11/2003
		ACS HOLDINGS (SA) depuis le 28/04/2003
		ARTHUR D. LITTLE INC (SA) depuis le 28/04/2003
		ALTRAN CONSULTING SYSTEMS (SA) depuis le 28/04/2003

Année	Mandats et fonctions exercés au sein du groupe	Nom de la société
		ALTRAN CONSULTING SOLUTIONS (SA) depuis le 28/04/2003
		ARTHUR D. LITTLE NORTH AMERICA (SA) depuis le 28/04/2003
		ALTRAN USA HOLDINGS (SA) depuis le 09/11/2004
	Administrateur délégué	SLIVARENTE
	Director	ALTRAN ITALIA (SL) depuis le 16/05/2003
		ALTRAN IRELAND (SL) depuis le 23/04/2003
		ALTRAN NETHERLANDS (SL) depuis le 11/06/2003
		INTERNATIONAL BUSINESS DEVELOPMENT (SL) depuis le 12/06/2003
		ALTRAN UK (SL) depuis le 23/04/2003
		ALTRAN INTERNATIONAL (SL) depuis le 11/06/2003
		ARTHUR D. LITTLE INC (SA) depuis le 28/04/2003
		ALTRAN TECHNOLOGIES INC (SA) depuis le 03/06/2003
	Gérant	ALTRAN HOLDINGS (SINGAPORE) (SL) depuis le 23/04/2003
		ALTRAN Portugal (SL) depuis le 21/05/2003
		ALTRAN IRELAND (SL) depuis le 23/04/2003
		ALTRAN NETHERLANDS (SL) depuis le 11/06/2003
		ALTRAN DEUTSCHLAND (SL) depuis le 13/05/2003
		ALTRAN INTERNATIONAL (SL) depuis le11/06/2003
		ALTRAN AUSTRIA (SL) depuis le 20/10/2003
		INTERNATIONAL BUSINESS DEVELOPMENT (SL) depuis le 12/06/2003
	Secretary	ALTRAN UK (SL) depuis le 23/04/2003
		ALTRAN HOLDINGS (SINGAPORE) (SL) depuis le 23/04/2003
	Officer	ALTRAN ITALIA (SL) depuis le 16/05/2003
	Treasurer and secretary	ALTRAN IRELAND (SL) depuis le 23/04/2003
		ALTRAN UK (SL) depuis le 23/04/2003
		ACS HOLDINGS (SA) depuis le 28/04/2003
	Apoderado	ALTRAN CONSULTING SYSTEMS (SA) depuis le 28/04/2003
		ALTRAN CONSULTING SOLUTIONS depuis le 28/04/2003
		ALTRAN CORPORATION (SL) depuis le 05/01/2004
		UBICA SOLUTIONS (SL) depuis le 17/09/2003
		STRATEGY CONSULTORS CONSULTORIA P.O.E. (SL) depuis le 03/03/2004
2005	Administrateur	ALTRAN BELGIUM SA depuis le 24/04/2003
		ALTRAN Luxembourg depuis le 13/06/2003
		ALTRAN (SWITZERLAND) SA depuis le 10/11/2003
		ACS HOLDINGS (SA) depuis le 28/04/2003
		ARTHUR D. LITTLE INC (SA) depuis le 28/04/2003
		ALTRAN CONSULTING SYSTEMS (SA) depuis le 28/04/2003
		ALTRAN CONSULTING SOLUTIONS (SA) depuis le 28/04/2003
		ARTHUR D. LITTLE NORTH AMERICA (SA) depuis le 28/04/2003
		ALTRAN USA HOLDINGS (SA) depuis le 09/11/2004
	Administrateur délégué	ALTRAN TECHNOLOGIES (INC) depuis le 01/10/2005
	Director	ALTRAN ITALIA (SL) depuis le 16/05/2003
		ALTRAN IRELAND (SL) depuis le 23/04/2003
		ALTRAN NETHERLANDS (SL) depuis le 11/06/2003
		INTERNATIONAL BUSINESS DEVELOPMENT (SL) depuis le 12/06/2003
		ALTRAN UK (SL) depuis le 23/04/2003
		ALTRAN INTERNATIONAL (SL) depuis le 11/06/2003
		ARTHUR D. LITTLE INC (SA) depuis le 28/04/2003

Année	Mandats et fonctions exercés au sein du groupe	Nom de la société
	Gérant	ALTRAN TECHNOLOGIES INC (SA) depuis le 03/06/2003
		ALTRAN HOLDINGS (SINGAPORE) (SL) depuis le 23/04/2003
		ALTRAN Portugal (SL) depuis le 21/05/2003
		ALTRAN IRELAND (SL) depuis le 23/04/2003
		ALTRAN NETHERLANDS (SL) depuis le 11/06/2003
		ALTRAN DEUTSCHLAND (SL) depuis le 13/05/2003
		ALTRAN INTERNATIONAL (SL) depuis le 11/06/2003
		ALTRAN AUSTRIA (SL) depuis le 20/10/2003
		INTERNATIONAL BUSINESS DEVELOPMENT (SL) depuis le 12/06/2003
		ALTRAN UK (SL) depuis le 23/04/2003
		ALTRAN HOLDINGS (SINGAPORE) (SL) depuis le 23/04/2003
		ALTRAN ITALIA (SL) depuis le 16/05/2003
	Représentant Permanent	ALTRAN ESTUDIOS SERVICIOS Y PROJECTOS (SL) depuis le 27/07/2005
		CGS EXECUTIVE SEARCH SARL (SARL) depuis le 06/07/2005
		ETHNOS (SARL) depuis le 06/07/2005
	Secretary	D'ALTRAN Luxembourg SA dans la société DCE CONSULTANTS Luxembourg depuis le 30/05/2005
	Officer	D'ALTRAN TECHNOLOGIES SA dans la société ALTRAN Luxembourg
	Consejero delegado et vocal	ALTRAN IRELAND (SL) depuis le 23/04/2003
		ALTRAN UK (SL) depuis le 23/04/2003
	Treasurer and secretary	ACS HOLDINGS (SA) depuis le 28/04/2003
		ALTRAN ESTUDIOS SERVICIOS Y PROYECTOS (SL) depuis le 27/07/2005
	Apoderado	ALTRAN CONSULTING SYSTEMS (SA) depuis le 28/04/2003
		ALTRAN CONSULTING SOLUTIONS depuis le 28/04/2003
		ALTRAN CORPORATION (SL) depuis le 05/01/2004
		UBICA SOLUTIONS (SL) depuis le 17/09/2003
		STRATEGY CONSULTORS CONSULTORIA P.O.E. (SL) depuis le 03/03/2004

Monsieur Yves de CHAISEMARTIN, Président du Conseil de Surveillance

Année	Mandats et fonctions exercés	Nom de la société
2001	Gérant	JOURNAPHONE
		PROCOREC
		PROMOLOUVRE
		PROMOPORTE
	Président du Conseil d'Administration	DELAROCHE SA
		SODEN
	Président Directeur Général	SOCPRESSE
	Administrateur	CADREMPLOI
		DELAROCHE SA
		FIGARO HOLDING
		INTER REGIES SA
		PUBLIPRINT
		S.E.R.P.O
		S.P.C.O
		SOCIÉTÉ DU FIGARO

Année	Mandats et fonctions exercés	Nom de la société
		SODINFOR
	Président Directoire	SOCIÉTÉ DE GESTION DU FIGARO
	Président	SMRL
	Représentant permanent de SOCPRESSE	Au Conseil d'Administration D.I.P.O
		Au Conseil d'Administration PRESSE NORD
	Représentant permanent de PUBLIPRINT	Au Conseil d'Administration E.D.P
	Représentant permanent de S.E.F.L	Au Conseil d'Administration FRANPRESSE
	Représentant permanent de S.E.R.P.O	Au Conseil d'Administration FAP
	En Belgique :	
	Administrateur de la société	NORD ÉCLAIR BELGE
	Administrateur Délégué	ROSSEL ET CIE SA
2002	Gérant	JOURNAPHONE
		PROCOREC
		PROMOLOUVRE
		PROMOPORTE
		PUBLICITÉ ANNONCES
		SCPI
	Président Directeur Général	SOCPRESSE
	Président	SMRL
		SOC INVEST 1
		SOC INVEST 2
		CONSEIL SUPÉRIEUR MESSAGERIES
	Président du Directoire	SOCIÉTÉ DE GESTION DU FIGARO
	Président du Conseil d'Administration	DELAROCHE SA
		SODEN
	Membre Conseil de Surveillance	F.C.N.A
	Administrateur unique	G.I.E DU 31 RUE DES JEUNEURS
	Administrateur	CADREMPLOI
		DELAROCHE SA
		FIGARO HOLDING
		INTER REGIES SA
		LE BIEN PUBLIC
		PUBLIPRINT
		S.E.R.P.O
		S.P.C.O
		SOCIÉTÉ DU FIGARO
		SODINFOR
		L'EST RÉPUBLICAIN
	Représentant permanent de PUBLIPRINT	Au Conseil d'Administration d' E.D.P
	Représentant permanent de S.E.F.L	Au Conseil d'Administration FRANPRESSE
	Représentant permanent de S.E.R.P.O	Au Conseil d'Administration FAP
	Représentant permanent de SOCPRESSE	Au Conseil d'Administration D.I.P.O
		Au Conseil d'Administration PRESSE NORD
	En Belgique :	
	Administrateur	NORD ÉCLAIR BELGE
	Administrateur Délégué	ROSSEL ET CIE SA
	Au Japon :	
	Director Board of Directors	FIGARO MAGAZINE YK

Année	Mandats et fonctions exercés	Nom de la société
2003	Gérant	JOURNAPHONE
		PROCOREC
		PROMOLOUVRE
		PROMOPORTE
		PUBLICITÉ ANNONCES
		SCPI
	Président Directeur Général	SOCPRESSE
	Président	SMRL
		SOC INVEST 1
		SOC INVEST 2
		SOC INVEST 3
		SOC INVEST 4
		CONSEIL SUPÉRIEUR MESSAGERIES
	Président du Directoire	SOCIÉTÉ DE GESTION DU FIGARO
		SOCPRESSE
	Vice-Président du Conseil de Surveillance	FIGARO HOLDING
	Administrateur unique	G.I.E DU 31 RUE DES JEUNEURS
	Administrateur	CADREMPLOI
		DELAROCHE SA
		EXPLORIMMO
		LE BIEN PUBLIC
		PUBLIPRINT
		SOCIÉTÉ DU FIGARO
		VOIX DU NORD INVESTISSEMENT
		L'EST RÉPUBLICAIN
	Membre du Conseil de Surveillance	VIVOLIO
		F.C.N.A
	Membre du Comité de Direction	MOTEURPRINT
	Représentant permanent de PUBLIPRINT	Au Conseil d'Administration d' E.D.P
	En Belgique :	
	Administrateur de la société	NORD ÉCLAIR BELGE
	Administrateur Délégué	ROSSEL ET CIE SA
	Au Japon :	
	Director Board of Directors	FIGARO MAGAZINE YK
2004	Gérant	JOURNAPHONE
		PROMOLOUVRE
		PROMOPORTE
		SCPI
	Président	SMRL
		SOC INVEST 1
		SOC INVEST 2
		SOC INVEST 3
		SOC INVEST 4
		CONSEIL SUPÉRIEUR MESSAGERIES
	Administrateur unique	G.I.E DU 31 RUE DES JEUNEURS
	Administrateur des sociétés	CADREMPLOI
		DELAROCHE SA
		ÉDITIONS GÉNÉRATION

Année	Mandats et fonctions exercés	Nom de la société
		EXPLORIMMO
		LE BIEN PUBLIC
		PUBLIPRINT
		SOCIETE DU FIGARO AGO
		VOIX DU NORD INVESTISSEMENT
		L'EST RÉPUBLICAIN
	Président Directoire des sociétés	SOCIETE DE GESTION DU FIGARO
		SOCPRESSE
	Vice-Président du Conseil de Surveillance	FIGARO HOLDING
		GROUPE EXPRESS EXPANSION
	Membre du Conseil de Surveillance	F.C.N.A
	En Belgique :	
	Administrateur	NORD ÉCLAIR BELGE
	Administrateur Délégué	ROSSEL ET CIE SA
	Au Japon :	
	Director Board of Directors	FIGARO MAGAZINE
2005	Président	SMRL
		CONSEIL SUPERIEUR MESSAGERIES
	Administrateur unique	G.I.E DU 31 RUE DES JEUNEURS
	Administrateur	CADREMPLOI
		ÉDITIONS GÉNÉRATION
		EXPLORIMMO
		L'EST RÉPUBLICAIN
	Vice-Président du Conseil de Surveillance	FIGARO HOLDING
	Membre du Conseil de Surveillance	F.C.N.A
	En Belgique :	
	Administrateur Délégué	ROSSEL ET CIE SA

Monsieur Michel SENAMAUD, Vice-Président du Conseil de Surveillance

Année	Mandats et fonctions exercés	Nom de la société
2001	Président	SAS Franpresse
		SAS Sodinfor
	Administrateur	SA Cadremploi
		SA Explorimmo
		SA Presse Nord
		SA Publiprint
		SASP Football Club de Nantes
		SA Salt
		SA Socpresse
		SA Société du Figaro
		SA SODEN
	Membre du Conseil de Surveillance	SA Figaro Holding
	Membre du Directoire	SA Société de Gestion du Figaro
2002	Président	SAS Franpresse
		SAS Sodinfor
	Administrateur	SA Cadremploi
		SA Explorimmo
		SA Presse Nord
		SA Publiprint
		SASP Football Club de Nantes
		SA SALT
		SA Société du Figaro
		SA SODEN
	Membre du Conseil de Surveillance	SA Figaro Holding
	Membre du Directoire	SA Société de Gestion du Figaro
		SA Socpresse
2003	Président	SAS Franpresse
		SAS Sodinfor
	Administrateur	SA Cadremploi
		SA ÉDITIONS Génération
		SA Explorimmo
		SA Presse Nord
		SA Publiprint
		SA Société du Figaro
		SA Salt
		SASP Football Club de Nantes
		SA Figaro Holding
	Membre du Conseil de Surveillance	SA groupe Express Expansion
	Membre du Directoire	SA Socpresse
		SA Société de Gestion du Figaro
2004	Président	SAS Franpresse
		SAS Sodinfor
	Administrateur	SA Cadremploi
		SA ÉDITIONS Génération
		SA Explorimmo
		SA Presse Nord

Année	Mandats et fonctions exercés	Nom de la société
		SA Publiprint
		SASP Football Club de Nantes
		SA Salt
		SA Société du Figaro
	Directeur Général	SA Société du Figaro
	Membre du Conseil de Surveillance	SA Figaro Holding
		SA groupe Express Expansion
	Membre du Directoire	SA Socpresse
		SA Société de Gestion du Figaro
2005	Aucun mandat ou fonction n'a été exercé en dehors de la société Altran.	

Madame Guylaine SAUCIER, membre du Conseil de Surveillance

Année	Mandats et fonctions exercés	Nom de la société
2001	Administrateur	Petro – Canada depuis 1991
		Nortel Networks de 1997 à 2005
		Axa Canada depuis 1987
		Banque de Montréal depuis 1992
		Tembec Inc de 1991 à 2005
	Présidente	Comité mixte sur la gouvernance d'entreprise (ICCA-CDNX-TSX) (2001-2002)
2002	Administrateur	Petro – Canada depuis 1991
		Nortel Networks de 1997 à 2005
		Axa Canada depuis 1987
		Banque de Montréal depuis 1992
		Tembec Inc de 1991 à 2005
	Présidente	Comité mixte sur la gouvernance d'entreprise (ICCA-CDNX-TSX) (2001-2002)
2003	Administrateur	Petro – Canada depuis 1991
		Nortel Networks de 1997 à 2005
		Axa Canada depuis 1987
		Banque de Montréal depuis 1992
		Tembec Inc de 1991 à 2005
2004	Administrateur	Petro – Canada depuis 1991
		Nortel Networks de 1997 à 2005
		Axa Canada depuis 1987
		Banque de Montréal depuis 1992
		Tembec Inc de 1991 à 2005
2005	Administrateur	Petro – Canada depuis 1991
		Nortel Networks de 1997 à 2005
		Axa Canada depuis 1987
		Banque de Montréal depuis 1992
		Tembec Inc de 1991 à 2005
		CHC Helicopter depuis 2005

Monsieur Dominique de CALAN, membre du Conseil de Surveillance

Année – Date de début et de fin d'exercice	Nature du mandat ou des fonctions exercés dans toutes sociétés en dehors du groupe ALTRAN	Société
2001	Administrateur	ADEPT
	Administrateur	AGIRC
	Vice-Président	APEC
	Vice-Président	AFPA
	Vice-Président	UNPMI (CGPME)
	Membre fondateur – trésorier	AREAT
	Membre du Conseil de Surveillance	Bretagne Développement
19/11/2001 début	Administrateur	SABEMEN
	Administrateur	SDR de Bretagne
	Vice-Président	OPCAIM
	Délégué général adjoint	UIMM
17/12/2002 début	Administrateur	Giat Industries
	Administrateur	ADEPT
28/03/2002	Censeur	Brittany Ferries
	Administrateur	AGIRC
27/06/2002	Vice-Président	GIE AGIRC-ARRCO
	Vice-Président	APEC
	Vice-Président	AFPA
	Vice-Président	UNPMI (CGPME)
	Membre fondateur-trésorier	AREAT
	Membre du Conseil de Surveillance	Bretagne Développement
	Administrateur	SABEMEN
	Administrateur	SDR de Bretagne
	Vice-Président	OPCAIM
	Délégué général adjoint	UIMM
16 octobre 2002	Vice-Président	ETHIC
2003	Administrateur	Giat Industries
	Administrateur	ADEPT
28/03/2003 renouvelé	Censeur	Brittany Ferries
	Administrateur	AGIRC
	Vice-Président	GIE AGIRC-ARRCO
	Vice-Président	APEC
	Vice-Président	AFPA
	Vice-Président	UNPMI (CGPME)
Mai 2003	Président	AREAT
	Membre du Conseil de Surveillance	Bretagne Développement
	Administrateur	SABEMEN
	Administrateur	SDR de Bretagne
	Président	OPCAIM
	Délégué général adjoint	UIMM
	Vice-Président	ETHIC
2004	Administrateur	Giat Industries
	Administrateur	ADEPT
	Censeur	Brittanny Ferries
29/01/2004	Président	AGIRC

Année – Date de début et de fin d'exercice	Nature du mandat ou des fonctions exercés dans toutes sociétés en dehors du groupe ALTRAN	Société
22/06/2004	Président	GIE AGIRC-ARRCO
	Vice-Président	APEC
	Vice-Président	AFPA
	Vice-Président	UNPMI (CGPME)
	Administrateur suppléant	FUP
09/12/2004	Président	AREAT
30/06/2004 fin	Membre du Conseil de Surveillance	Bretagne Développement
2004 fin	Administrateur	SABEMEN
27/05/2004 fin	Président	OPCAIM
	Administrateur	SDR de Bretagne
	Délégué général adjoint	UIMM
	Vice-Président	ETHIC
28/07/2005 Renouvelé	Administrateur	Giat Industries
	Administrateur	ADEPT
	Censeur	Brittanny Ferries
	Président	AGIRC
	Président	GIE AGIRC-ARRCO
	Vice-Président	APEC
	Vice-Président	AFPA
	Vice-Président	UNPMI (CGPME)
	Administrateur suppléant	FUP
	Président	AREAT
	Vice-Président	OPCAIM
	Délégué général adjoint	UIMM
Depuis 26/01/2005	Administrateur	CTIP
	Vice-Président	ETHIC

Monsieur Roger ALIBAULT, membre du Conseil de Surveillance

Année	Mandats et fonctions exercés	Nom de la société
2001	Président Directeur Général	APEX – GAEC SA
2002	Président Directeur Général	APEX – GAEC SA
2003	Président Directeur Général	APEX – GAEC SA
2004	Président Directeur Général	APEX – GAEC SA
2005	Président Directeur Général	APEX – GAEC SA
		APEX PROVENCE
	Gérant	APEX FIDUS HYERES

Monsieur Yann DUCHESNE

Année	Mandats et fonctions exercés	Nom de la société
2001	Administrateur	Ipsos
	Membre du Conseil de Surveillance	groupe Laurent Perrier
	Directeur Général	Doughty Hanson
	Président	SAFT
		Balta Industries
2002	Administrateur	Ipsos
	Membre du Conseil de Surveillance	groupe Laurent Perrier
	Directeur Général	Doughty Hanson
	Président	SAFT
		Balta Industries
2003	Administrateur	Ipsos
	Membre du Conseil de Surveillance	groupe Laurent Perrier
	Directeur Général	Doughty Hanson
	Président	SAFT
		Balta Industries
2004	Administrateur	Ipsos
	Membre du Conseil de Surveillance	groupe Laurent Perrier
	Directeur Général	Doughty Hanson
	Président	SAFT
		Balta Industries
2005	Administrateur	Ipsos
	Membre du Conseil de Surveillance	groupe Laurent Perrier
	Directeur Général	Doughty Hanson
	Président	SAFT
		Balta Industries

Monsieur Jean-Louis ANDREU

Aucun autre mandat en dehors du groupe Altran n'a été exercé en 2005.

Condamnation pour fraude, procédure de liquidation, sanctions à l'encontre des membres des organes d'administration

À la connaissance d'Altran Technologies, aucun membre du Directoire ou du Conseil de Surveillance au cours des cinq dernières années :

- n'a fait l'objet d'une condamnation pour fraude ;
- n'a été associé à une procédure de faillite, mise sous séquestre ou liquidation judiciaire ;
- n'a été incriminé ni n'a fait l'objet de sanctions publiques officielles prononcées par une autorité statutaire ou réglementaire (y compris des organismes professionnels désignés).

À la connaissance d'Altran Technologies, aucun membre du Directoire ou du Conseil de Surveillance, au cours des cinq dernières années, n'a été empêché par un tribunal d'agir en sa qualité de membre d'un organe d'administration, de direction ou de surveillance d'un émetteur ou d'intervenir dans la gestion ou la conduite des affaires d'un émetteur.

Expertise et expérience des membres du Conseil de Surveillance et du Directoire

Le Directoire et le Conseil de Surveillance sont composés de personnes qui apportent dans des domaines différents, soit une connaissance et une pratique de l'entreprise, soit une expérience de plusieurs années de la gestion d'entreprises internationales et de ce fait apportent leur expertise et/ou leur expérience à la Société en matière de gestion.

14.2 CONFLITS D'INTÉRÊT ÉVENTUELS CONCERNANT LES MEMBRES DU CONSEIL DE SURVEILLANCE ET DU DIRECTOIRE

À la connaissance d'Altran Technologies :

- il n'existe aucun conflit d'intérêt entre les devoirs à l'égard d'Altran Technologies, de l'une quelconque des membres du Conseil de Surveillance et du Directoire, et leurs intérêts privés et/ou d'autres devoirs ;
- il n'existe aucun lien familial entre n'importe lesquels des membres du Directoire et du Conseil de Surveillance.

15 Rémunération et avantages

15.1 RÉMUNÉRATION DES MANDATAIRES SOCIAUX

Les rémunérations brutes et avantages de toute nature versés aux mandataires sociaux par la société, ainsi que par les sociétés filles et petites filles se sont élevés au titre de l'exercice 2005 à 1 588 438 euros.

15.1.1 Rémunération des membres du Conseil de Surveillance

Les membres du Conseil de Surveillance, à l'exception du Président et du Vice-Président du Conseil de Surveillance ne perçoivent pas d'autres rémunérations que les jetons de présence.

L'Assemblée Générale Mixte du 29 juin 2005, dans le cadre de sa trentième résolution, a alloué une somme maximale de 590 000 euros au titre des jetons de présence.

Il sera proposé à l'Assemblée Générale devant statuer sur les comptes de l'exercice 2005, de verser une somme de 440 000 euros pour l'année 2006 et pour les années suivantes jusqu'à décision contraire.

Les détails de la rémunération des membres du Conseil de Surveillance figurent ci-après :

Monsieur Yves de CHAISEMARTIN – Président du Conseil de Surveillance :

Rémunération brute versée par une société contrôlée au titre de son mandat social : NÉANT,

Rémunération brute exceptionnelle versée par la société au titre de son mandat social : 65 000 €,

Avantages en nature versés par la société au titre de son mandat social : Néant,

Jetons de présence reçus de la société : 35 000 € ;

Monsieur Michel SENAMAUD – Vice-Président du Conseil de Surveillance :

Rémunération brute versée par une société contrôlée au titre de son mandat social : NÉANT,

Rémunération brute exceptionnelle versée par la société au titre de son mandat social : 45 000 €,

Avantages en nature versés par la société au titre de son mandat social : NÉANT,

Jetons de présence reçus de la société : 2 917 € au titre de son mandat d'administrateur et 35 000 € au titre de son mandat de membre du Conseil de Surveillance ;

Monsieur Dominique de CALAN – Membre du Conseil de Surveillance :

Jetons de présence versés par la société : 11 667 € au titre de son mandat d'administrateur et 40 000 € au titre de son mandat de membre du Conseil de Surveillance ;

Monsieur Roger ALIBAULT – Membre du Conseil de Surveillance :

Jetons de présence versés par la société : 35 000 € ;

Madame Guylaine SAUCIER – Membre du Conseil de Surveillance :

Jetons de présence versés par la société : 75 000 € au titre de son mandat d'administrateur et 75 000 € au titre de son mandat de membre du Conseil de Surveillance.

15.1.2 Politique de rémunération des membres du Directoire

Les rémunérations versées par le groupe aux dirigeants mandataires sociaux (salaires et avantages en nature) se sont élevées en 2005 à 1 213 431 euros.

Le détail des rémunérations, au titre de 2005, des dirigeants mandataires sociaux est présenté dans le tableau ci-dessous :

Rémunérations des dirigeants membre du Directoire

	2005			
	Fixe	Variable	Autres	Total
Christophe Aulnette [*]	313 050	280 000	-	593 050
Éric Albrand	360 381	260 000	-	620 381
Total	673 431	540 000		1 213 431

[*] *À partir du 23 mars 2005.*

Les conditions de détermination des éléments de rémunération variable des membres du Directoire sont détaillées ci-après.

Monsieur Christophe AULNETTE – Président du Directoire

Rémunération brute versée par la société en 2005 au titre de son mandat social : 313 050 € (à partir du 23 mars 2005).

Rémunération brute versée par une société contrôlée au titre de son mandat social : NÉANT.

Rémunération brute variable relative à l'exercice 2005 versée en février 2006 par la société au titre de son mandat social : 280 000 €.

Rémunération brute exceptionnelle versée par la société au titre de son mandat social : NÉANT.

Avantages en nature versés par la société au titre de son mandat social : NÉANT.

Les critères d'allocation de la rémunération variable qui correspond à une enveloppe totale de 300 000 euros s'articulent autour des trois axes suivants :

- 100 000 euros relatifs à la progression de l'EBIT ;
- 100 000 euros relatif à l'augmentation de la marge ;
- 100 000 euros relatifs à la mise en place de la stratégie du groupe.

Monsieur Christophe AULNETTE, dont le contrat de travail a été suspendu lors de la prise d'effet de son mandat social, bénéficiera en cas de rupture de son contrat de travail lorsque ce dernier sera à nouveau en vigueur à l'issue de son mandat social, d'une indemnité équivalente à (i) 36 mois de rémunération totale, si la rupture intervient au cours des 24 premiers à compter de la date d'entrée en vigueur de son contrat de travail, (ii) 24 mois de rémunération totale si la rupture intervient au cours des 24 mois suivants.

Monsieur Éric ALBRAND – Membre du Directoire

Rémunération brute versée en 2005 par la société au titre de son mandat social : 360 381 €.

Rémunération brute versée par une société contrôlée au titre de son mandat social : NÉANT.

Rémunération brute variable relative à l'exercice 2005 versée en février 2006 par la société au titre de son mandat social : 260 000 €.

Solde de la partie variable due au titre de l'exercice de 2004 et versée en février 2005 par la société : 80 000 €.

Avantages en nature versés par la société au titre de son mandat social : NÉANT.

Les critères d'allocation de la rémunération variable qui correspond à une enveloppe totale de 300 000 euros s'articulent autour des quatre axes suivants :

- 75 000 euros relatifs à la progression de l'EBIT ;
- 75 000 euros relatifs à la mise en place de contrôles internes ;
- 75 000 euros relatifs à l'amélioration de la situation de la trésorerie ;
- 75 000 euros relatifs à la contribution à la stratégie du groupe.

Monsieur Éric ALBRAND dont le contrat de travail a été suspendu lors de la prise d'effet de son mandat social, bénéficiera en cas de rupture de son contrat de travail lorsque ce dernier sera à nouveau en vigueur à l'issue de son mandat social, d'une indemnité équivalente à 24 mois de rémunération totale.

15.1.3 Politique de rémunération des membres du Conseil d'Administration

Monsieur Jean-Louis ANDREU – Administrateur jusqu'au 29 juin 2005

Jetons de présence versés par la société : 35 000 €.

Monsieur Yann DUCHESNE – Administrateur jusqu'au 29 juin 2005

Jetons de présence versés par la société : 35 000 €.

Monsieur Alexis KNIAZEFF – Administrateur et Président du Conseil d'Administration jusqu'au 19 mai 2005.

Rémunération brute versée par la société au titre de son mandat social : 180 575 €.

Rémunération brute versée par une société contrôlée au titre de son mandat social : NÉANT.

Rémunération brute exceptionnelle versée par la société au titre de son mandat social : NÉANT.

Avantages en nature versés par la société : 4 432 €.

15.2 ENGAGEMENTS DE TOUTE NATURE PRIS PAR LA SOCIÉTÉ AU BÉNÉFICE DES MANDATAIRES SOCIAUX

Il n'existe aucun engagement pris au bénéfice des membres du Directoire correspondant à des éléments de rémunération, des contreparties financières ou des avantages dus ou susceptibles d'être dus à raison de la cessation ou du changement des fonctions ou postérieurement à celles-ci, exceptés les éléments développés au § 15.1.2.

15.3 TABLEAU SYNTHÉTIQUE DES STOCK-OPTIONS CONSENTIES AUX MANDATAIRES SOCIAUX

Aucun des membres du Conseil de Surveillance ne s'est vu attribué de stock-options en 2005.

L'ensemble des options attribuées aux dirigeants comme aux salariés prennent la forme d'options de souscription d'actions nouvelles.

Options de souscription d'actions Altran Technologies consenties à Monsieur Christophe Aulnette, Président du Directoire

	Plan du 15 juin 2005	Plan du 20 décembre 2005
Prix d'exercice	7,24	9,62
Date d'échéance	15 juin 2013	20 décembre 2013
Options attribuées durant l'exercice	200 000	120 000
Options exercées durant l'exercice	-	-
Options existantes au 31 décembre 2005	200 000	120 000

Options de souscription d'actions Altran Technologies consenties à Monsieur Éric Albrand, membre du Directoire

	Plan du 11 mars 2003	Plan du 24 juin 2003	Plan du 29 juin 2004	Plan du 20 décembre 2005
Prix d'exercice	2,97	6,73	9,37	9,62
Date d'échéance	11 mars 2011	24 juin 2008	29 juin 2012	20 décembre 2013
Options attribuées durant l'exercice	42 693	106 734	80 000	90 000
Options exercées durant l'exercice	-	-	-	-
Options existantes au 31 décembre 2005	42 693	106 734	80 000	90 000

16 Fonctionnement des organes de surveillance et de direction

Les informations relatives au fonctionnement des organes de surveillance et de direction sont mentionnées dans le « Rapport du Président du Conseil de Surveillance sur les conditions de préparation et d'organisation des travaux de son Conseil et les procédures de contrôle interne » figurant en annexe 1 de ce présent document de référence.

17 Salariés

17.1 DONNÉES SUR LES SALARIÉS

17.1.1 Évolution du nombre de salariés

Le nombre total de salariés était au 31 décembre 2005 de 16 152 personnes tel que détaillé ci-après.

Nombre de salariés



16 600
16 450
16 300
16 150
16 000
-294
16 429
16 571
16 446
16 378
16 282
16 129
16 152
Juin 04
Sept. 04
Déc. 04
Mars 05
Juin 05
Sept. 05
Déc. 05

17.1.2 Taux de facturation

Conformément aux engagements pris lors de la publication des résultats 2004 le groupe a fait revoir par la fonction d'audit interne les données mensuelles des filiales relatives aux taux de facturation. Des travaux complémentaires ont été également diligentés par le groupe.

Sur la base de ces travaux, il apparaît que :

- la méthodologie de calcul du taux de facturation déployée est satisfaisante ;
- la documentation des données remontées non issues d'un système d'information comptable reste à améliorer.

Il a été défini en accord avec le Comité d'audit, un programme de travail pour les trimestres à venir afin d'améliorer chacun de ces points, qui seront systématiquement revus par la fonction d'audit interne.

On peut considérer aujourd'hui que le taux publié reflète la réalité des activités économiques du groupe, mais son niveau peut encore faire l'objet d'un ajustement.

L'interprétation du taux de facturation publié ne peut être faite isolément et nécessite de disposer des données comparatives sur plusieurs périodes non disponibles actuellement.

Le taux de facturation qui s'établit à 84,1 % en moyenne en 2005 s'est amélioré tout au long de l'exercice, tel que détaillé ci-après :

	Moyenne T1 2005	Moyenne T2 2005	Moyenne S1 2005	Moyenne T3 2005	Moyenne T4 2005	Moyenne S2 2005	Moyenne 2005
Taux de facturation	83,0 %	84,2 %	83,6 %	84,2 %	85,0 %	84,6 %	84,1 %

17.1.3 Taux de turnover

Le taux de turnover s'est quant à lui dégradé au cours de l'exercice 2005 pour s'établir à 30,8 %.

Le groupe considère que ce niveau est trop élevé et concentre ses efforts pour réduire ce taux.

17.2 PARTICIPATIONS ET STOCK-OPTIONS

17.2.1 Stock-options

En 2005, deux plans d'options ont été consentis aux salariés du groupe Altran Technologies pour un nombre total de titres de 2 970 000.

Aucune option des plans antérieurs n'a été levée en 2005.

L'ensemble des plans de stock-options attribués par Altran Technologies à ses salariés s'est fait sous la forme de plans de souscription d'actions. Le détail des différents plans d'options de souscription est rassemblé p. 98 du présent document.

17.2.2 Contrats d'intéressement et de participation

En 2004, 13 plans d'épargne entreprise ont été mis en place dans le groupe Altran avec la possibilité d'utiliser trois fonds gérés par la Société Générale :

- deux fonds multi-entreprise de la Société Générale : un fonds monétaire sécurisé et un fonds actions obligations dynamique ;
- un fonds constitué exclusivement d'actions Altran Technologies.

Les abondements des sociétés sont de 20 % pour les fonds de la Société Générale et de 30 % pour le fonds Altran Technologies.

Le montant de la participation versée, au titre de la participation aux résultats, aux salariés au cours des derniers exercices et figurant dans le compte de résultat est de :

Année	Montant en milliers d'euros
1999	8 074
2000	9 669
2001	15 578
2002	2 793
2003	6 209
2004	8 191
2005	7 723

17.2.3 Options de souscriptions consenties aux dix premiers salariés non-mandataires sociaux

Les dix premiers salariés du groupe non-mandataires sociaux ont bénéficié de 775 000 titres aux titres des plans attribués en 2005.

18.1 ACTIONNAIRES ET DROITS DE VOTE

Il n'existe pas de pacte d'Actionnaires.

Identité des personnes physiques ou morales possédant plus du 20e, du 10e, du 5e, du 1/3, de la 1/2, ou des 2/3 du capital social ou des droits de vote aux Assemblées Générales

	31 décembre 2003				31 décembre 2004				31 décembre 2005			
	Nbre d'actions	% du capital	Nbre de droits de vote	% des droits de vote	Nbre d'actions	% du capital	Nbre de droits de vote	% des droits de vote	Nbre d'actions	% du capital	Nbre de droits de vote	% des droits de vote
Alexis Kniazeff	10 570 593	9,24 %	20 239 966	14,46 %	10 570 593	9,24 %	20 239 966	14,46 %	10 570 593	9,24 %	20 239 966	15,12 %
Hubert Martigny	10 573 296	9,24 %	20 242 648	14,46 %	10 573 296	9,24 %	20 242 648	14,46 %	10 573 296	9,24 %	20 242 648	15,13 %
Altran Directors Funds	8 198 252	7,16 %	10 642 352	7,60 %	7 987 902	6,97 %	14 175 804	10,10 %				
Flottant	85 099 574	74,364 %	88 836 376	63,47 %	85 310 423	74,54 %	86 144 819	61,19 %	92 486 443	80,82 %	93 298 325	69,75 %
Total	114 441 715	100,00 %	139 961 342	100,00 %	114 442 214	100,00 %	140 803 237	100,00 %	114 442 214	100,00 %	133 830 938	100,00 %
Nombre total d'actions composant le capital	114 441 715				114 442 214				114 442 214		114 442 214	
Nombre total d'actions donnant accès aux droits de vote double	25 519 627				26 361 023				26 361 023		20 241 307	

Par courrier du 5 janvier 2005 reçu le 7 janvier, la société Altran Directors Fund - ADF- (51 bis rue de Miromesnil – 75008 Paris), contrôlée au plus haut niveau par Monsieur Michel Friedlander, a déclaré que le 4 janvier 2005, par suite de la livraison de 5 376 519 actions Altran Technologies[1] en règlement du remboursement anticipé[2] de deux contrats de financement garantis[3] souscrits auprès de la Commerzbank en vue de l'acquisition de 630 000 actions Altran Technologies, elle avait franchi en baisse les seuils de 5 % du capital et des droits de vote de cette société et détenait désormais 811 383 actions Altran Technologies, représentant 1 622 766 droits de vote, soit 0,71 % du capital et 1,15 % des droits de vote à cette date.

(1) À ces 5 376 519 actions, s'ajoutent, pour la complète exécution de l'accord de résiliation, 1 800 000 actions déjà détenues par la Commerzbank en raison d'un emprunt de titres auprès de la société ADF.

(2) Le remboursement est dû à la résiliation anticipée des deux contrats. Celle-ci a été acceptée le 4 janvier 2005 par le gérant de la société ADF (autorisé par décision collective des associés du 14 décembre 2004), à effet au 4 janvier 2005.

(3) Contrat du 26/05/2000, à échéance du 30/06/2005 et contrat du 08/06/2000, à échéance du 30/06/2005.

Par courrier en date du 23 décembre 2005, la société ADF, a annoncé la distribution du solde des actions détenues, soit 811 383, à ses Actionnaires ainsi que sa mise en liquidation amiable suivant décision de l'Assemblée Générale de ses associés le 13 décembre 2005.

Participation des salariés au capital social

Au 31 décembre 2005, les FCPEs (Fonds Commun de Placement Entreprise) groupe détenaient 756 936 actions représentant 0,7 % du capital et 0,6 % des droits de vote

Nom des sociétés contrôlées et part de capital que celles-ci détiennent dans Altran Technologies (Autocontrôle)

Néant.

18.2 ÉTAT RÉCAPITULATIF DES OPÉRATIONS MENTIONNÉES À L'ARTICLE L. 621-18-2 DU CODE MONÉTAIRE ET FINANCIER RÉALISÉES AU COURS DE L'EXERCICE ÉCOULÉ

Nous vous communiquons conformément à l'article L. 621-18-2 du Code monétaire et financier et à l'article 222-15-3 du règlement Général de l'Autorité des Marchés Financiers, les opérations réalisées par les personnes mentionnées à l'article L. 621-18-2 du Code monétaire et financier qui ont été portées à notre connaissance.

Monsieur Christophe Aulnette, Président du Directoire, a procédé le 21 octobre 2005 à l'achat d'actions de la société au cours de 9,68 euros pour un montant global de 98 412,41 euros. Cette opération a fait l'objet d'une information de l'Autorité des Marchés financiers.

Monsieur Roger Alibault, membre du Conseil de Surveillance, a procédé à l'achat de mille (1 000) actions de la société. Cette opération a fait l'objet d'une information auprès de l'Autorité des Marchés Financiers.

18.3 RACHAT PAR LA SOCIÉTÉ DE SES PROPRES ACTIONS

L'Assemblée Générale Ordinaire du 29 juin 2005 a entériné dans sa vingt-huitième résolution la possibilité pour la société d'intervenir sur le marché de ses titres à des fins de régulation de cours.

À ce jour cette faculté n'a pas été exercée.

18.4 MARCHÉ DES INSTRUMENTS FINANCIERS D'ALTRAN TECHNOLOGIES

L'action Altran Technologies

Évolution de l'action Altran Technologies depuis le 1er janvier 2005

	Volume moyen par séance	Cours moyen (en €)	+ haut (en €)	+ bas (en €)	Capitalisation (en M €)
Janvier 05	774 471	8,23	8,53	7,85	942,0
Février 05	1 556 235	8,43	8,93	7,87	964,6
Mars 05	647 276	8,60	8,95	8,36	984,7
Avril 05	1 817 905	7,66	8,90	6,27	876,8
Mai 05	781 416	6,79	7,37	6,25	776,9
Juin 05	914 607	7,31	7,70	7,02	836,9
Juillet 05	681 781	7,36	7,54	7,23	842,2
Août 05	693 083	7,43	7,74	7,18	849,9
Septembre 05	1 097 842	8,17	9,20	7,21	934,6
Octobre 05	1 398 982	9,43	10,30	8,77	1 079,1
Novembre 05	694 297	9,76	10,07	9,34	1 116,4
Décembre 05	404 649	9,67	9,92	9,44	1 106,1
Janvier 06	824 487	10,88	11,43	9,71	1 244,9
Février 06	578 634	11,54	12,14	11,01	1 320,7
Mars 06	553 596	11,46	12,00	10,95	1 311,1
	894 617	8,85	12,14	6,25	

Source : Reuters.

La capitalisation est calculée avec 114 442 214 actions.

Évolution du cours de l'action Altran Technologies


13,00
12,00
11,00
10,00
9,00
8,00
7,00
6,00
ALTRAN
CAC40 rebasé
jan-05
mars-05
mai-05
juil-05
août-05
oct-05
déc-05
fév-06

L'ADR (American Depositary Receipt) Altran Technologies

Altran Technologies est également cotée au États-Unis en dollars au travers d'une ADR (American Depositary Receipt) de niveau 1 dont le code est 02209U108.

Évolution de l'ADR (American Depositary Receipt) Altran Technologies depuis le 1er janvier 2005

	Volume moyen par séance	Cours moyen (en €)	+ haut (en €)	+ bas (en €)	Volume moyen échangé (en milliers d'euros)
Janvier 05	3 862	0,96	1,00	0,85	3 696,4
Février 05	12 670	1,10	1,15	1,00	13 937,0
Mars 05	17 314	1,13	1,15	1,00	19 571,9
Avril 05	3 223	1,00	1,00	0,90	3 208,0
Mai 05	5 963	0,84	0,90	0,70	5 004,0
Juin 05	9 716	0,80	0,80	0,80	7 772,8
Juillet 05	1 498	0,80	0,80	0,80	1 198,3
Août 05	1 209	0,96	1,02	0,80	1 163,5
Septembre 05	3 516	0,88	1,04	0,86	3 109,4
Octobre 05	7 700	1,04	1,04	1,04	8 003,4
Novembre 05	7 700	1,04	1,04	1,04	8 003,4
Décembre 05	9 036	1,08	1,25	1,00	9 791,4
Janvier 06	3 927	1,28	1,45	1,03	5 006,8
Février 06	433	1,49	1,50	1,25	646,4
Mars 06	1 400	1,43	1,50	1,30	2 002,9
	5 944	1,06	1,50	0,70	

Source : Reuters.

Évolution du cours de l'ADR Altran Technologies


1,6
1,2
0,8
0,4
ADR ALTRAN
jan-05
avr-05
août-05
nov-05
fév-06

L'obligation convertible remboursable le 1er janvier 2009

Évolution de l'obligation convertible depuis le 1er janvier 2005

	Volume moyen par séance	Cours moyen (en €)	+ haut (en €)	+ bas (en €)	Volume moyen échangé (en milliers d'euros)
Janvier 05		12,53	12,64	12,37	0,0
Février 05	165	12,64	12,85	12,46	2 086,0
Mars 05	2 160	12,72	12,86	12,63	27 485,6
Avril 05	297	12,52	12,92	12,18	3 724,2
Mai 05	21 038	12,34	12,50	12,19	259 641,0
Juin 05	174	12,58	12,68	12,50	2 192,8
Juillet 05	306	12,61	12,66	12,57	3 862,8
Août 05	3 235	12,65	12,71	12,57	40 919,7
Septembre 05	1 021	13,02	13,50	13,27	13 295,6
Octobre 05	4 324	13,62	14,10	13,27	58 911,4
Novembre 05	5 269	13,77	13,93	13,56	72 521,4
Décembre 05	1 857	13,74	13,88	13,62	25 517,2
Janvier 06	2 680	13,98	14,32	13,29	37 467,5
Février 06	276	14,39	14,75	14,05	3 966,9
Mars 06	354	14,36	14,66	14,10	5 079,2
	3 083	13,17	14,75	12,18	

Source : BNP Paribas.

Évolution du cours de l'obligation convertible



15
14,5
14
13,5
13
12,5
12
11,5
11
OCEANE 2009 : cotation (source BNPP)
3-jan-05
25-jan-05
17-fév-05
14-mars-05
8-avr-05
2-mai-05
24-mai-05
15-juin-05
7-juil-05
29-juil-05
22-aoû-05
14-sep-05
6-oct-05
28-oct-05
21-nov-05
13-déc-05
4-jan-06
26-jan-06
17/02/2006
13/03/2006

19 Opérations avec des apparentés

Sociétés consolidées de manière proportionnelle :

Néant.

Sociétés consolidées par mise en équivalence :

Arthur D. Little Yuhan Hoesa détenue à 25 % est active en Corée dans le conseil stratégie et management.

Il n'existe pas d'opération avec les sociétés apparentées qualifiées en conventions réglementées.

20 Informations financières concernant le patrimoine, la situation financière et les résultats de l'émetteur

20.1 INFORMATIONS FINANCIÈRES HISTORIQUES

L'ensemble des informations financières historique du groupe relatives à son patrimoine, sa situation financière et ses résultats est inclus dans les documents de référence des années précédentes dont les références sont :

- document de référence 2002 R03-224 visé par la COB le 31 octobre 2003 ;
- document de référence 2003 R04-106 visé par l'AMF le 7 juin 2004 ;
- document de référence 2004 R05-091 visé par l'AMF le 14 juin 2005 ;
- l'information financière historique doit être établie dans le même référentiel comptable que les informations financières 2005, soit en IFRS. Vous renvoyez aux Documents de Référence 2002 à 2004 qui étaient établis en normes françaises. Les États de passages entre les normes comptables françaises et les normes IFRS intégrées dans les annexes aux comptes consolidés 2005 intégrés dans le présent document aux pages 100 à 127.

L'ensemble de ces documents sont consultables sur le site internet de la société www.altran.com

20.2 INFORMATIONS PRO FORMA

Néant.

20.3 ÉTATS FINANCIERS

COMPTES CONSOLIDÉS

Bilan - Actif

(en milliers d'euros)	Notes	Décembre 2005 Valeurs brutes	Décembre 2005 Amort. prov.	Décembre 2005 Valeurs nettes	Décembre 2004 Valeurs nettes	Décembre 2003 Valeurs nettes
Écarts d'acquisition nets	**4.1**	***710 884***	***(210 794)***	***500 090***	***479 043***	***484 883***
Immobilisations incorporelles	**4.2**	**60 830**	**(20 949)**	**39 881**	**40 965**	**42 379**
Terrains		533		533	533	533
Constructions		17 248	(7 007)	10 241	10 680	8 971
Autres immobilisations corporelles		100 905	(73 225)	27 680	33 611	35 333
Immobilisations corporelles	**4.3**	**118 686**	**(80 232)**	**38 454**	**44 824**	**44 837**
Participations comptabilisées selon la méthode de mise en équivalence		(457)		(457)	8	3 097
Actifs financiers non courants	**4.4**	28 824	(3 224)	25 600	26 197	45 714
Impôts différés actif	**5.9**	102 565	(44 097)	58 468	59 149	60 302
Actifs d'impôts exigibles non courants	**5.9**	854		854	21 393	20 818
Autres actifs non courants	**4.5**	6 315	(4 133)	2 182	5 289	-
Total actif non courant		**1 028 501**	**(363 429)**	**665 072**	**676 868**	**702 030**
Stocks et en-cours	**4.6**	2 078	(80)	1 998	2 431	2 538
Avances et acomptes versés sur commandes		906		906	1 704	1 631
Clients et comptes rattachés	**4.7**	449 502	(16 430)	433 072	414 605	376 892
Autres créances	**4.8**	77 821	(2 883)	74 938	65 264	73 789
Clients et autres débiteurs		528 229	(19 313)	508 916	481 573	452 312
Actifs financiers courants	**4.9**	728	(176)	552	1 359	-
Équivalents de trésorerie	**4.11**	61 078	(9)	61 069	327 332	111 176
Trésorerie	**4.11**	102 043		102 043	70 346	117 432
Total actif courant		**694 156**	**(19 578)**	**674 578**	**883 041**	**683 458**
Total actif		**1 722 657**	**(383 007)**	**1 339 650**	**1 559 909**	**1 385 488**

Bilan - Passif

(en milliers d'euros)	Notes	Décembre 2005	Décembre 2004	Décembre 2003
Capital	**4.10**	57 221	57 221	57 221
Primes liées au capital		162 790	158 931	156 413
Réserves attribuables aux porteurs de capitaux de la maison mère		118 707	87 036	178 793
Écarts de conversion		8 287	(498)	
Résultat de l'exercice de la période		231	16 906	(92 042)
Intérêts minoritaires		312	121	(19)
Capitaux propres	**(1)**	**347 548**	**319 717**	**300 366**
Emprunts obligataires convertibles (+ 1 an)		207 515	230 000	355 670
Emprunts et dettes auprès d'établissements de crédit (+ 1 an)		72 293	21 292	72 921
Autres passifs financiers non courants		17 251	17 184	21 041
Passifs financiers non courants	**4.11**	**297 059**	**268 476**	**449 632**
Provisions pour risques et charges long terme	**4.12**	14 121	13 272	26 502
Avantages du personnel long terme	**4.13**	23 374	38 986	55 044
Impôts différés passif	**5.9**	8 265	5 741	7 489
Autres passifs long terme	**4.14**	2 557	606	-
Autres passifs non courants		**48 317**	**58 605**	**89 035**
Total passif non courant		**345 376**	**327 081**	**538 667**
Fournisseurs et comptes rattachés	**4.15**	53 258	57 839	55 028
Dettes fiscales exigibles		99 144	104 446	112 000
Avantages du personnel courants	**4.13**	170 176	148 771	120 113
Dettes sur immobilisations		1 150	821	654
Autres dettes courantes	**4.16**	29 656	27 202	25 791
Fournisseurs et autres créditeurs courants		**353 384**	**339 079**	**313 586**
Provisions pour risques et charges court terme	**4.12**	49 905	44 827	35 037
Dettes sur titres court terme	**4.17**	40 440	20 652	37 146
Passifs financiers courants	**4.11**	202 997	508 553	160 686
Total passif courant		**646 726**	**913 111**	**546 455**
Total passif		**1 339 650**	**1 559 909**	**1 385 488**

Compte de résultat

(en milliers d'euros)	Note	Décembre 2005 12 m	Décembre 2004 12 m
Chiffre d'affaires	5.1 & 5.2	1 434 473	1 395 633
Autres produits de l'activité		3 457	5 375
Produits des activités ordinaires		1 437 930	1 401 008
Achats consommés		(13 121)	(16 049)
Variation des travaux en-cours		(414)	(43)
Charges externes	5.3	(309 516)	(295 585)
Charges de personnel	5.4	(987 330)	(991 848)
Charges de personnel – paiement en actions	5.4	(4 139)	(2 478)
Impôts et taxes		(12 425)	(14 504)
Dotations aux amortissements et provisions nettes	5.5	(9 216)	(11 744)
Autres produits et charges opérationnels		(8 519)	(9 509)
Résultat opérationnel courant		**93 250**	**59 248**
Autres produits opérationnels non récurrents		45 699	53 725
Autres charges opérationnelles non récurrentes		(83 662)	(17 123)
Autres produits et charges opérationnels non récurrents	5.6	*(37 963)*	*36 602*
Dépréciation des écarts d'acquisition	4.1	(26 463)	(25 581)
Résultat opérationnel		**28 824**	**70 269**
Dont dépréciation des écarts d'acquisition		*(26 463)*	*(25 581)*
Produits de trésorerie et d'équivalent de trésorerie		2 249	4 487
Coût de l'endettement financier brut		(24 209)	(21 609)
Coût de l'endettement financier net	5.7	(21 960)	(17 122)
Autres produits financiers	5.8	17 943	10 271
Autres charges financières	5.8	(18 034)	(16 559)
Charge d'impôt	5.9	(6 166)	(29 508)
Quote-part du résultat net des sociétés mises en équivalence		(393)	(85)
Résultat net avant résultat des activités arrêtées ou en cours de cession		**214**	**17 266**
Résultat net d'impôt des activités arrêtées ou en cours de cession			
Résultat net		214	17 266
Intérêts minoritaires		17	(360)
Résultat net groupe		**231**	**16 906**
Résultat par action			0,15
Résultat dilué par action		0,01	0,15

Variation des capitaux propres

(en milliers d'euros)	Capital	Primes	Réserves	Variations justes valeurs et autres	Différences de conversion	Résultat net	Total part du groupe	Minoritaires	Total
31 décembre 2003	57 221	156 413	178 792		-	(92 042)	300 384	(19)	300 365
Opérations sur capital									-
Paiements en actions		531	-				**531**		**531**
Écart de conversion			(191)		5 700		**5 509**		**5 509**
Résultat net de l'exercice						(5 772)	**(5 772)**	343	**(5 429)**
Affectation de l'exercice			(92 042)			92 042			-
Autres mouvements								(324)	**(324)**
30 juin 2004	57 221	156 944	86 559		5 700	(5 772)	300 652	-	300 652
Opérations sur capital									
Paiements en actions		2 518					**2 518**		**2 518**
Écart de conversion			286		(498)		**(212)**		**(212)**
Résultat net de l'exercice						16 906	**16 906**	360	**17 266**
Affectation de l'exercice			(92 042)			92 042			-
Autres mouvements								(220)	**(220)**
31 décembre 2004	57 221	158 931	87 036		(498)	16 906	319 596	121	319 717
Pépinière Cambridge Consultants				7 604			**7 604**		**7 604**
Océane 2009				16 008			**16 008**		**16 008**
Prêts efforts construction				(1 449)			**(1 449)**		**(1 449)**
Variation de valeur reconnue directement en capitaux propres en application des normes IAS 32/39 au 1er janvier 2005				**22 163**			**22 163**		**22 163**
1er janvier 2005	57 221	158 931	87 036	22 163	(498)	16 906	341 759		341 759
Pépinière Cambridge Consultants				2 334			**2 334**		**2 334**
Océane 2009				16 008			**16 008**		**16 008**
Prêts efforts construction				(1 429)			**(1 429)**		**(1 429)**
Écart de conversion					8 876		**8 876**		**8 876**
Variation de valeurs reconnue directement en capitaux propres	**-**		**-**	**16 913**	**8 876**		**25 789**		**25 789**
Paiements en actions		3 859					**3 859**		**3 859**
Résultat net de l'exercice						231	**231**		**231**
Affectation de l'exercice			16 906			(16 906)	**-**		**-**
Autres mouvements			(2 148)		(91)		**(2 239)**	191	**(2 048)**
31 décembre 2005	**57 221**	**162 790**	**101 794**	**16 913**	**8 287**	**231**	**347 236**	**312**	**347 548**

Tableau des flux de trésorerie

(en milliers d'euros)	2005 (12 mois)	2004 (12 mois)
Résultat opérationnel	28 824	70 241
Dépréciation des écarts d'acquisition	26 463	25 581
Résultat opérationnel avant dépréciation des écarts d'acquisition	55 287	95 822
Dotations aux amortissements et provisions d'exploitation nettes	28 897	12 768
Charges et produits liés aux stock-options	3 859	2 478
Plus ou moins value de cession	4 532	(1 964)
Autres produits et charges calculés	6 892	16 851
Capacité d'autofinancement avant coût de l'endettement financier net et impôt	99 467	125 955
Variation des stocks et en cours	381	303
Variation des clients et autres débiteurs	(22 860)	(10 899)
Variation des fournisseurs et autres créditeurs	(6 783)	7 533
Variation du besoin en fonds de roulement lié à l'activité	(29 262)	(3 063)
Flux net de trésorerie d'exploitation	70 205	122 892
Intérêts versés	(25 084)	(18 675)
Intérêts encaissés	1 443	2 358
Impôts payés	2 607	(53 068)
Impact cash autres produits et charges financières	(3 028)	(19 832)
Flux net de trésorerie généré par l'activité	**46 143**	**33 675**
Décaissements liés aux acquisitions d'immobilisations corporelles & incorporelles	(14 029)	(16 486)
Encaissements liés aux cessions d'immobilisations corporelles & incorporelles	1 237	1 291
Décaissements liés aux acquisitions d'immobilisations financières (titres non consolidés)	(158)	(331)
Encaissements liés aux cessions d'immobilisations financières (titres non consolidés)	(521)	15
Décaissements liés aux earn-out	(22 725)	(17 551)
Incidence des variations de périmètre	1 162	4 750
Dividendes reçus (sociétés mises en équivalence, titres non consolidés)	11	-
Variation des prêts et avances consentis	(3 080)	(18 857)
Subventions d'investissement reçues	20	-
Autres flux liés aux opérations d'investissement	2 434	17 435
Flux net de trésorerie lié aux opérations d'investissement	**(35 649)**	**(29 734)**
Sommes reçues des Actionnaires lors d'augmentation de capital	-	40
Sommes reçues lors de l'exercice de stock-options	-	-
Rachats et reventes d'actions propres	-	-
Décaissements liés à la participation des salariés	-	-
Dividendes mis en paiement au cours de l'exercice	-	-
Encaissements liés aux nouveaux emprunts	64 994	234 844
Remboursements d'emprunts	(342 579)	(98 493)
Autres flux liés aux opérations de financement	31 742	28 814
Flux net de trésorerie lié aux opérations de financement	**(245 843)**	**165 205**
Incidence des variations des cours des devises	783	(113)
Incidence changements de principe comptables	-	-
Variations de la Trésorerie nette	**(234 566)**	**169 033**
Trésorerie d'ouverture	397 678	228 645
Trésorerie de clôture	163 112	397 678

Le rapprochement entre le montant de la trésorerie brute apparaissant au bilan et le montant de la trésorerie nette figurant dans le tableau ci-dessus s'établit de la façon suivante :

	31/12/2005	31/12/2004
Équivalents de trésorerie	61 069	327 332
Trésorerie	102 043	70 346
Découverts bancaires	-	-
Trésorerie nette	**163 112**	**397 678**

ANNEXE DES COMPTES CONSOLIDÉS

1. Règles et méthodes comptables

1.1 Bases de préparation des états financiers

En application du règlement européen 1606/2002 du 19 juillet 2002 sur les normes internationales, les comptes consolidés du groupe Altran Technologies (« Altran ») au titre de l'exercice clos le 31 décembre 2005 sont établis selon les normes comptables internationales IAS/IFRS applicables au 31 décembre 2005 telles qu'approuvées par l'Union Européenne.

En tant que premier adoptant des IFRS, les règles spécifiques à une première adoption, telles que définies dans IFRS 1 ont été appliquées. Les options retenues sont indiquées dans la présente note sur les règles et méthodes comptables. Les tableaux de réconciliation des résultats consolidés semestriel et annuel 2004 et des capitaux propres consolidés au 1er janvier 2004 et au 31 décembre 2004, entre le nouveau référentiel comptable et les principes comptables français préalablement utilisés, sont présentés dans la note 11.

1.2 Modalités de première application des IFRS

L'information financière IFRS 2004, donnée à titre comparatif, est établie conformément aux dispositions de la norme IFRS 1 « Première adoption du référentiel IFRS » suivant les normes IAS/IFRS applicables au 1er janvier 2004, telles qu'adoptées pour l'établissement des comptes consolidés au 31 décembre 2005.

Altran a appliqué de façon rétrospective sur son bilan d'ouverture au 1er janvier 2004 les principes comptables en vigueur à la clôture des premiers états financiers IFRS (au 31 décembre 2005), comme si ces normes avaient toujours été appliquées, à l'exception des options retenues décrites ci-dessous.

Options liées au bilan d'ouverture au 1er janvier 2004 :

La norme IFRS 1 prévoit des dispositions spécifiques pour le traitement rétrospectif des actifs et des passifs selon les normes IFRS. Les principales options retenues par le groupe à ce titre sont les suivantes :

- regroupements d'entreprise : Altran a choisi de ne pas retraiter les regroupements d'entreprises antérieurs au 1er janvier 2004 selon les dispositions prévues par la norme IFRS 3 ;
- immobilisations corporelles et incorporelles : Altran a choisi de maintenir la valeur historique comme base de valorisation pour les immobilisations corporelles et incorporelles et de ne pas les évaluer à leur juste valeur à la date de transition ;
- engagements de retraite : les écarts actuariels existants au 1er janvier 2004 sont enregistrés en provisions pour retraites, en contrepartie d'une diminution des capitaux propres. Les écarts actuariels nés après le 1er janvier 2004 sont reconnus de façon prospective ;
- écarts de conversion liés à une entité étrangère : Altran a transféré en « réserves consolidées » les écarts de conversion relatifs à la conversion des comptes des filiales étrangères au 1er janvier 2004. Cet ajustement est sans impact sur le total des capitaux propres d'ouverture au 1er janvier 2004. Ces écarts de conversion ne seront pas repris ultérieurement en résultat lors de la sortie du périmètre de consolidation des entités étrangères concernées ;
- paiements sur la base d'actions (stock-options) : Altran a choisi d'appliquer la norme IFRS 2 pour les plans octroyés après le 7 novembre 2002 dont les droits ne sont pas encore acquis au 1er janvier 2005. Les plans antérieurs au 7 novembre 2002 ne sont pas évalués, ni comptabilisés ;
- instruments financiers : Altran a choisi d'appliquer les normes IAS 32 et IAS 39 à compter du 1er janvier 2005. Le référentiel français reste en vigueur pour la comptabilisation des instruments financiers dans le bilan au 1er janvier 2004, au 30 juin 2004 et au 31 décembre 2004.

1.3 Consolidation

Les filiales sur lesquelles Altran exerce directement ou indirectement un contrôle exclusif sont consolidées selon la méthode de l'intégration globale.

Les participations non contrôlées par Altran mais sur lesquelles Altran exerce une influence notable sont consolidées selon la méthode de la mise en équivalence.

1.4 Utilisation d'estimations

La préparation des états financiers nécessite l'utilisation d'estimations et d'hypothèses qui peuvent avoir un impact sur la valeur comptable de certains éléments du bilan ou du compte de résultat, ainsi que sur les informations données dans certaines notes de l'annexe. Altran revoit ces estimations et appréciations de manière régulière pour prendre en compte l'expérience passée et les autres facteurs jugés pertinents au regard des conditions économiques. Ces estimations, hypothèses ou appréciations sont établies sur la base d'informations ou situations existant à la date d'établissement des comptes, qui peuvent se révéler, dans le futur, différentes de la réalité. Elles concernent principalement les provisions (64 millions d'euros) et les hypothèses retenues pour l'établissement des plans d'affaires utilisés pour la réalisation des tests de valeur sur les actifs (532 millions d'euros) et la reconnaissance d'impôts différés actifs (58,5 millions d'euros) et l'estimation des engagements au titre des compléments de prix sur résultats futurs (15,6 millions d'euros sur la base de l'hypothèse de 5 % de croissance annuelle des résultats nets à partir de 2007).

1.5 Conversion des états financiers des filiales étrangères

Les comptes consolidés du groupe sont établis en euros.

Conversion des comptes des filiales étrangères

Les bilans des sociétés dont la monnaie fonctionnelle n'est pas l'euro sont convertis en euro au taux de change de clôture et leurs comptes de résultat et flux de trésorerie au taux de change moyen de l'exercice. La différence de conversion en résultant est inscrite dans les capitaux propres au poste « Écarts de conversion ».

Les écarts d'acquisition et ajustements de juste valeur provenant de l'acquisition d'une entité étrangère sont considérés comme des actifs et passifs de l'entité étrangère. Ils sont exprimés dans la devise fonctionnelle de l'entité et sont convertis au taux de clôture.

Le groupe a transféré en « Réserves attribuables aux porteurs de capitaux de la maison mère » les écarts de conversion relatifs à la conversion des comptes des filiales étrangères au 1er janvier 2004 après prise en compte des autres retraitements IFRS à cette date (cf. § 8).

Transactions en monnaies étrangères

Les transactions en monnaies étrangères sont enregistrées au cours de change en vigueur à la date de la transaction. En fin d'exercice, les actifs et passifs libellés en devises sont convertis au taux de change de clôture.

Les écarts de change correspondant sont enregistrés au compte de résultat :

- en résultat opérationnel pour les transactions commerciales ;
- en résultat financier pour les transactions de nature financière.

1.6 Présentation des états financiers

Présentation du bilan consolidé

La norme IAS 1 « Présentation des états financiers » prévoit de présenter séparément au bilan les éléments courants et non courants. Les éléments d'actif et de passif relatifs au cycle d'exploitation et ceux dont l'échéance est inférieure à douze mois sont présentés dans les éléments courants. Tous les autres éléments sont classés comme des éléments non courants.

Les impôts différés actifs et passifs sont des éléments non courants.

Les intérêts minoritaires sont classés dans les capitaux propres au bilan consolidé.

Présentation du compte de résultat consolidé

Le groupe présente son compte de résultat par nature.

Le résultat opérationnel représente l'ensemble des produits et des charges ne résultant pas des activités financières et de l'impôt.

Les autres produits et charges opérationnels non récurrents résultent d'opérations qui, en raison de leur nature, de leur montant et/ou de leur fréquence, ne peuvent pas être considérées comme faisant partie des activités et du résultat réguliers du groupe.

Il s'agit en particulier de produits nets de cession des titres de participation minoritaires détenus par Cambridge Consultants Ltd, de charges de restructuration, de charges ou produits relatifs à des litiges ou de tout autre élément non courant venant affecter la comparabilité du résultat opérationnel courant d'une période à l'autre.

Les pertes de valeur constatées sur les écarts d'acquisition sont présentées en résultat opérationnel non courant.

1.7 Écarts d'acquisition

Les écarts d'acquisition représentent la différence entre le prix d'acquisition des sociétés consolidées ou mises en équivalence et la part du groupe dans leur actif net retraité à la date des prises de participation.

Le prix d'acquisition des titres de participation est constitué d'une partie fixe réglée lors de l'acquisition et, dans la majorité des cas, de compléments de prix annuels et variables, calculés en fonction de l'évolution des résultats futurs des sociétés acquises.

S'il s'agit de compléments de prix, ceux-ci viennent augmenter l'écart d'acquisition initial.

Les compléments de prix à payer au titre des résultats de l'exercice écoulé sont inscrits à l'actif en contrepartie du poste dettes sur immobilisations. Les montants estimés des compléments de prix au titre des résultats futurs sont portés en engagements hors bilan en retenant plusieurs hypothèses de résultat.

Les écarts d'acquisition ne sont pas amortis, mais font l'objet d'un test de perte de valeur au 31 décembre de chaque année et lors d'arrêtés intermédiaires en cas d'apparition d'indices de pertes de valeur.

Le test de valeur consiste en l'évaluation de la valeur recouvrable de chaque entité générant des flux propres de trésorerie (Unités Génératrices de Trésorerie) et porte sur la valeur d'entreprise de chaque entité contribuant aux postes d'actifs incorporels et corporels.

Une Unité Génératrice de Trésorerie (UGT) est le plus petit groupe identifiable d'actifs dont l'utilisation continue génère des entités de trésorerie qui sont largement indépendantes des entrées de trésorerie générées par d'autres actifs ou groupe d'actifs.

Les UGT identifiés dans le groupe sont les entités juridiques, à l'exception des cas suivants :

a) lorsque dans un pays donné, il existe une société mère qui détient une filiale opérationnelle, l'ensemble constitue une UGT ;

b) lorsqu'ils possèdent un management commun et un business plan unifié, le regroupement de plusieurs entités en une UGT.

Un suivi des changements des périmètres opérationnels sera assuré tous les ans.

La valeur recouvrable est la valeur la plus élevée entre la juste valeur nette des coûts de sortie, lorsque celle-ci peut être déterminée, et la valeur d'utilité.

La juste valeur nette des coûts de sortie correspond à la meilleure estimation de la valeur nette qui pourrait résulter d'une transaction réalisée dans des conditions de concurrence normales entre des parties bien informées et consentantes. Cette estimation est déterminée sur la base des informations de marché disponibles en considérant les situations particulières.

La valeur d'utilité retenue par Altran correspond à la valeur déterminée sur la base des flux de trésorerie actualisés des UGT ou des groupes d'UGT identifiés. Ils sont déterminés dans le cadre des hypothèses économiques et des conditions d'exploitation prévisionnelles suivantes :

- les flux de trésorerie utilisés sont issus des plans d'affaires des unités concernées disponibles à la date de l'évaluation, et sont étendus sur une période explicite de cinq ans ;
- au-delà de cet horizon, est calculée la valeur terminale correspondant à la capitalisation à l'infini (avec un taux de croissance à l'infini de 3 %) du dernier flux de la période explicite ;
- le taux d'actualisation correspond à un coût moyen pondéré du capital après impôt.

Les valeurs recouvrables, essentiellement basées sur les valeurs d'utilité, sont alors comparées aux valeurs nettes comptables pour la détermination des dépréciations des écarts d'acquisition.

1.8 Immobilisations incorporelles

Les immobilisations incorporelles comprennent principalement les marques, les licences, les logiciels ainsi que les frais de développement. Elles sont comptabilisées à leur coût d'acquisition ou de production.

Marques

Les marques identifiables, reconnues dans le cadre de regroupements d'entreprises et bénéficiant de protection juridique sont qualifiées d'actifs incorporels. Ayant une durée d'utilité indéterminée, elles ne sont pas amorties et font l'objet de test de dépréciation au 31 décembre de chaque année et dès l'apparition d'indices de perte de valeur. Les marques sont testées au niveau de l'ensemble des Unités Génératrices de Trésorerie qui les exploite.

Les marques développées en interne ne sont pas comptabilisées au bilan.

Logiciels

Les logiciels sont amortis sur le mode linéaire sur leur durée d'utilité, laquelle n'excède pas 5 ans.

Brevets

Les brevets sont amortis sur le mode linéaire sur des périodes qui correspondent à la durée d'utilisation prévue.

Frais de développement

Toutes les dépenses qui répondent à la totalité des critères définissant les frais de développement, selon la norme IAS 38, sont comptabilisées en immobilisations incorporelles et amorties sur la durée de vie du projet.

Les autres dépenses sont considérées comme des frais de recherche et sont comptabilisées en charges.

1.9 Immobilisations corporelles

Les immobilisations corporelles sont comptabilisées à leur coût d'acquisition. Aucun coût d'emprunt n'est intégré dans la valeur des immobilisations corporelles.. L'amortissement est calculé en fonction des rythmes de consommation des avantages économiques attendus par élément d'actif sur la base du coût d'acquisition, sous déduction d'une valeur résiduelle le cas échéant. Le mode linéaire s'applique sur les durées suivantes :

- agencements installations : 10 ans ;
- matériels informatiques et de bureau : 4 ans ;
- mobilier de bureau : 10 ans.

Ces durées d'amortissement sont revues annuellement et sont modifiées si les attentes diffèrent des estimations précédentes.

Les actifs immobiliers ont été valorisés selon l'approche par composant à la date de transition et de façon rétrospective. Les amortissements de chaque composant sont évalués en fonction de leur durée d'utilité, comme suit :

- structure : 20 à 50 ans ;
- agencements et installations : 10 à 30 ans.

1.10 Stocks et en-cours de production de services

Les stocks sont valorisés au plus bas de leur coût d'entrée ou de leur valeur nette probable de réalisation.

Une valorisation de la production de services en cours est effectuée à la clôture en valeur de prix de revient dès lors que toutes les conditions formelles réunies pour constater la production à l'avancement ne sont pas totalement remplies (cf. 1.19).

1.11 Actifs financiers à compter du 1er janvier 2005

Les actifs financiers sont constitués d'immobilisations financières, de prêts et créances à long terme, de créances d'exploitation, de créances diverses et de placements à court terme.

Immobilisations financières, prêts et créances à long terme

Altran détient des participations dans des sociétés sans exercer d'influence notable ou de contrôle. Ces prises de participations s'inscrivent dans une stratégie de « pépinière » visant à investir dans des sociétés ayant pour vocation le développement de produits innovants de haute technologie. Les titres de participation dans ces sociétés non consolidées, que la Direction a l'intention de conserver à long terme, sont analysés comme disponibles à la vente et sont donc évalués à leur juste valeur à chaque clôture. La juste valeur correspond au dernier cours de bourse connu pour les participations cotées et la valeur de marché pour les participations non cotées. Les variations de juste valeur, positives ou négatives, sont enregistrées en capitaux propres en « Réserves attribuables aux porteurs de capitaux de la maison mère ». En cas d'indication objective d'une perte de valeur durable et significative des immobilisations financières, une provision pour dépréciation est constatée en « Charges non récurrentes ».

Les actifs financiers non courants comprennent également des actifs de fonds de pension, des prêts « effort construction » et des dépôts et cautionnements. Ils peuvent faire l'objet d'une provision pour dépréciation s'il existe une indication objective de perte de valeur. Les « prêts effort construction » ne portent pas intérêt et sont évalués à leur juste valeur déterminée à partir d'un taux d'actualisation de marché pour un instrument similaire.

Créances d'exploitation et créances diverses

Les créances clients et les autres créances sont comptabilisées à leur valeur nominale. Les créances dont l'échéance est inférieure à 12 mois et/ou inférieures à un cycle d'exploitation sont classées en Actif Courant. Une provision pour dépréciation est comptabilisée lorsque leur valeur d'inventaire, fondée sur la probabilité de leur recouvrement, est inférieure à leur valeur comptabilisée.

Placements à court terme

Les placements à court terme ou équivalents de trésorerie sont évalués à leur juste valeur à chaque arrêté. Il s'agit essentiellement de bons monétaires et de certificats de dépôt. Les gains et les pertes de valeur, latents ou réalisés, sont constatés en compte de résultat aux rubriques « Produits de trésorerie et d'équivalent de trésorerie ».

1.12 Passifs financiers à compter du 1er janvier 2005

Les passifs financiers comprennent un emprunt obligataire convertible, des emprunts auprès d'établissements de crédit, des concours bancaires et d'autres passifs courants et non courants.

Emprunt obligataire convertible ou remboursable en actions (« Océane »)

Cet instrument financier dit « hybride » contient à la fois une composante de dette financière et une composante de capitaux propres. Conformément à la norme IAS 32 « Instruments financiers », la part revenant en capitaux propres correspond à la différence entre la valeur nominale de l'émission et la composante dette. Cette dernière est calculée comme étant la juste valeur d'une dette sans option de conversion et ayant des caractéristiques identiques. La valeur inscrite en capitaux propres correspondant à l'option de conversion n'est pas réévaluée durant la vie de l'emprunt. La composante dette est évaluée selon la méthode du coût amorti sur sa durée de vie estimée.

La part à moins d'un an de l'emprunt obligataire est classée dans le poste « Emprunt obligataire courant ».

Emprunts auprès d'établissements de crédit

Les emprunts bancaires sont évalués initialement à la juste valeur de la contrepartie reçue, diminuée des coûts de transaction directement attribuables à l'opération. Par la suite, ils sont évalués à leur coût amorti en utilisant la méthode du taux d'intérêt effectif. Tous les frais relatifs à l'émission d'emprunts sont constatés au compte de résultat en « Coût de l'endettement financier brut » sur la durée de vie des emprunts et selon la méthode du taux d'intérêt effectif.

Concours bancaires

Les concours bancaires sont comptabilisés à leur valeur nominale.

Autres passifs financiers courants et non courants

Ces postes comprennent essentiellement la participation des salariés.

1.13 Instruments dérivés à compter du 1er janvier 2005

Les recettes et les coûts des prestations intellectuelles délivrées aux clients étant généralement réalisées dans un même pays, sont par conséquent libellés dans la même devise, aucune politique de couverture du risque de change n'est mise en place à ce titre.

Pour gérer ses risques de taux et de change, Altran utilise des swaps de taux d'intérêt et des contrats de change à terme. Ces instruments utilisés concernent les opérations de financement et de gestion de trésorerie du groupe.

Évaluation et présentation

Les dérivés sont évalués à leur juste valeur lors de leur comptabilisation initiale. À chaque arrêté, leur juste valeur est réévaluée en fonction des conditions de marché.

Comptabilisation des dérivés de couverture

Lorsque les dérivés sont qualifiés d'opérations de couverture selon les critères définis par la norme IAS 39, leur traitement varie selon qu'ils sont désignés :

- de couverture de juste valeur d'actifs ou de passifs existants ;
- de couverture de flux de trésorerie futurs.

Le groupe identifie l'élément de couverture et l'élément couvert à la mise en place de l'instrument. Il documente de manière formelle la relation de couverture, permettant ainsi de démontrer et suivre son efficacité durant la période concernée.

L'application de la comptabilité de couverture a les conséquences suivantes :

- pour les couvertures de juste valeur d'actifs ou de passifs existants, la variation de la juste valeur du dérivé est enregistrée en compte de résultat corrélativement l'élément couvert au bilan est réévalué avec une contrepartie au compte de résultat. L'éventuel écart entre ces deux réévaluations représente l'inefficacité de la relation de couverture ;
- pour les couvertures de flux futurs de trésorerie, la partie efficace de la variation de juste valeur de l'instrument de couverture est enregistrée directement en capitaux propres dans un compte de réserve spécifique et la variation de valeur de la partie considérée comme « inefficace » est comptabilisée en compte de résultat. Les montants comptabilisés en compte de réserve sont repris en résultat au fur et à mesure de la comptabilisation des flux couverts.

Comptabilisation des dérivés non qualifiés de couverture

Les dérivés qui ne sont pas qualifiés d'opérations de couverture sont initialement et ultérieurement évalués à leur juste valeur. Les variations de juste valeur sont comptabilisées en « Autres produits financiers » ou « Autres charges financières » au compte de résultat.

1.14 Actions propres

Les achats d'actions propres sont enregistrés en diminution des capitaux propres sur la base de leur coût d'acquisition. Lors de la cession d'actions propres, les gains et les pertes sont inscrits dans les réserves consolidées pour leurs montants nets d'impôts.

1.15 Provisions pour risques et charges

Conformément à la norme IAS 37 « Provisions, passifs éventuels et actifs éventuels », des provisions pour risques et charges sont constatées lorsque, à la date d'arrêté, il existe une obligation du groupe à l'égard d'un tiers dont il est probable ou certain qu'elle provoquera une sortie de ressources au bénéfice de tiers.

L'estimation du montant figurant en provision correspond à la sortie de ressources qu'il est probable que le groupe doive supporter pour éteindre son obligation. Les provisions dont les échéances de consommation sont à plus de 2 ans font l'objet d'une actualisation.

Les principales provisions pour risques et charges qu'Altran est amené à comptabiliser, en dehors des provisions pour engagements de retraite, incluent :

- les coûts estimés au titre de litiges, contentieux et actions en réclamation de la part de tiers ou d'anciens salariés ;
- les coûts estimés de restructurations.

Dans le cas des restructurations, une obligation est constituée dès lors que la restructuration a fait l'objet d'une annonce et d'un plan détaillé ou d'un début d'exécution, avant la date d'arrêté.

Les provisions non courantes correspondent aux provisions non directement liées au cycle d'exploitation et dont l'échéance est généralement supérieure à un an. Elles comprennent notamment des provisions pour litiges. La part à moins d'un an des provisions non courantes est présentée au bilan dans les provisions courantes.

Les passifs éventuels correspondent à des obligations potentielles résultant d'évènements passés dont l'existence ne sera confirmée que par la survenance d'évènements futurs qui ne sont pas totalement sous le contrôle du groupe ou à des obligations probables pour lesquelles la sortie de ressources ne l'est pas. Ils font l'objet d'une information au § 5.

1.16 Avantages du personnel

Altran est engagé dans différents régimes de retraites à prestations définies et autres avantages accordés aux salariés, indemnités de fin de contrat et de fin de carrière. Les caractéristiques spécifiques de ces plans varient en fonction des réglementations applicables dans les pays concernés.

Les principaux régimes de retraites à prestations définies concernent le Royaume-Uni, l'Allemagne, le Japon et les Pays-Bas.

Les indemnités de fin de contrat et de fin de carrière sont, en règle générale, des indemnités forfaitaires calculées en fonction du nombre d'années de service du salarié et de son salaire annuel au moment de son départ. Les principaux régimes de cette nature concernent les salariés des entités françaises et italiennes du groupe.

Conformément à la norme IAS 19, les cotisations versées dans le cadre des régimes à contributions définies sont comptabilisées en charges de la période et l'ensemble des avantages au personnel est évalué chaque année en appliquant la méthode des unités de crédit projetées et en tenant compte des conditions économiques propres à chaque pays dont certains sont mentionnés au § 4.13, note b : mortalité, rotation des effectifs, évolution des salaires, taux d'actualisation et taux de rentabilité attendus des fonds investis en garantie des plans de retraite.

Ces engagements sont couverts soit par des fonds de retraite auxquels Altran contribue, soit par des provisions inscrites au bilan au fur et à mesure de l'acquisition des droits par les salariés. L'engagement net est comptabilisé en « Avantages du personnel non courant ».

Les écarts constatés entre l'évaluation et la prévision des engagements (en fonction de projections ou hypothèses nouvelles) ainsi qu'entre la prévision et la réalisation sur le rendement des fonds investis sont appelés pertes et gains actuariels.

Altran a choisi d'enregistrer les écarts actuariels au compte de résultat constatés à partir du 1er janvier 2004 selon la méthode du corridor qui prévoit l'étalement, sur la durée d'activité résiduelle des personnels bénéficiaires, des écarts excédant le plus grand de 10 % des engagements ou de 10 % de la juste valeur des actifs des régimes à la date d'arrêté. Lors de la modification ou de la création d'un régime, la part acquise des coûts des services passés est reconnue immédiatement en résultat, la part des engagements non acquis fait l'objet d'un amortissement sur la durée résiduelle d'acquisition des droits. Les gratifications d'ancienneté relatives aux médailles du travail ont fait l'objet d'une première comptabilisation au 1er janvier 2004.

1.17 Paiements fondés sur les actions : options de souscription ou d'achat d'actions (stock-options)

Altran a mis en place plusieurs plans de rémunération en actions consentis à certains membres du personnel.

Les options font l'objet d'une évaluation à la juste valeur à leur date d'octroi. La juste valeur correspond à la valeur de l'avantage accordé au salarié. Elle est reconnue en « Charges de personnel » au compte de résultat, linéairement sur la période d'acquisition des droits de l'option, en contrepartie des capitaux propres.

La juste valeur de l'option est déterminée selon le modèle de « Black - Scholes », dont les paramètres incluent notamment le prix d'exercice des options, leur durée de vie, le cours de l'action à la date d'octroi, la volatilité implicite du cours de l'action, les hypothèses de rotation de l'effectif bénéficiaire et le taux d'intérêt sans risque.

Les paramètres retenus à la date d'arrêté sont mentionnés au § 4.13.

1.18 Impôts différés

Les impôts différés résultent des différences temporaires entre les valeurs comptables des actifs et des passifs et leurs valeurs fiscales, ainsi que des déficits reportables, ils sont évalués selon la méthode du report variable.

Altran compense par entité fiscale les actifs et passifs d'impôts différés. Les actifs et les passifs d'impôts ne sont pas actualisés conformément à la norme IAS 12.

Les actifs d'impôts différés ne sont comptabilisés que lorsque leur recouvrement est probable. Pour apprécier sa capacité à récupérer ces actifs, Altran prend en compte les éléments suivants :

- les prévisions de résultats futurs telles que déterminées dans les plans d'affaires utilisées pour les tests d'impairment ;
- les déficits fiscaux nés antérieurement et postérieurement aux intégrations fiscales.

Des impôts différés relatifs à l'ensemble des immobilisations incorporelles reconnues lors des regroupements d'entreprises sont comptabilisés (marques...)

1.19 Reconnaissance du Chiffre d'affaires

Le Chiffre d'affaires correspond au montant des prestations de services réalisées par l'ensemble des sociétés consolidées du groupe.

La méthode de reconnaissance du Chiffre d'affaires et des coûts est fonction de la nature des prestations. Le groupe réalise la majorité de ses prestations en régie.

Prestations en régie :

Le Chiffre d'affaires et les coûts associés sont reconnus au fur et à mesure de l'avancement sur la base du temps passé par rapport aux temps totaux figurant au contrat.

Prestations au forfait :

Dans le cas où des contrats au forfait sont conclus avec obligation de résultat, le Chiffre d'affaires et le résultat sont enregistrés conformément à IAS 18 selon la méthode de l'avancement définie par la norme IAS 11. L'avancement est déterminé en fonction du pourcentage des coûts encourus pour les travaux réalisés par rapport aux coûts totaux estimés. Lorsqu'il est probable que le total des coûts estimés du contrat sera supérieur au total des produits du contrat, la perte à terminaison attendue est immédiatement provisionnée.

Les services exécutés ne répondant pas aux conditions citées précédemment sont enregistrés au prix de revient en « Travaux en cours ».

En application d'IAS 18 « Produits des activités ordinaires », les refacturations des frais de consultant sans marge liés à des prestations commerciales sont comptabilisées en réduction des charges externes.

1.20 Gains et pertes de change

Les gains et pertes de change réalisés et latents résultant des activités opérationnelles sont constatés en « Autres produits de l'activité » ou « Autres produits et charges opérationnels ». Ceux résultant des opérations de financement ou de couverture des activités d'investissement et de financement sont présentés en « Coût de l'endettement financier brut » et en « Autres produits et charges financières ».

1.21 Résultat par action

Le groupe présente un résultat par action de base et un résultat par action dilué.

Le résultat par action non dilué (résultat de base par action) correspond au résultat net part du groupe rapporté au nombre moyen pondéré des actions en circulation au cours de l'exercice, diminué des titres auto détenus.

Le nombre d'actions retenu pour le calcul du résultat dilué tient compte de la conversion en actions ordinaires des instruments dilutifs en circulation à la clôture de l'exercice, notamment la conversion des Océanes et la souscription d'actions nouvelles dans le cadre de plans d'options. Le résultat dilué est calculé à partir du résultat net part du groupe, corrigé du coût financier des instruments dilutifs de dette nets de l'impôt correspondant.

2. Périmètre de consolidation

Les états financiers consolidés comprennent les états financiers d'Altran Technologies et de ses 225 filiales qu'elle contrôle. Le groupe consolide l'ensemble de ses filiales selon la méthode de l'intégration globale, à l'exception d'une société mise en équivalence depuis juillet 2004 (ADL Yuhan Hosea).

Zone Nord

		Cloture				Ouverture				
		Méthode	Taux Intégration	Taux Clôture	Taux d'Intérêt	Méthode	Taux Intégration	Taux Clôture	Taux d'Intérêt	Variation
Allemagne	ALTRAN DEUTSCHLAND (ex BETEILIGUNGS)	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	ASKON BERATUNGS	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	EUROSPACE	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	BERATA (DEU)	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	ASKON CONSULTING	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	CHS DATA SYSTEMS	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	LITTLE DACEE	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	ARTHUR D. LITTLE (DEU)	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	BERATA SERVICE GMBH	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	EUROSPACE IT	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	SUTHERLAND CONSULTING (DEU)	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	ASKON CONSULTING GROUP GMBH	IG	100,00	100,00	100,00	NI	0,00	0,00	0,00	Entrée
Autriche	GT CONSULTING	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	
	GOSCH CONSULTING	NI	0,00	0,00	0,00	IG	100,00	100,00	95,00	Sortie
	ALTRAN AUSTRIA	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	
	ALTRAN TECHNOLOGIES	NI	0,00	0,00	0,00	IG	100,00	100,00	95,00	Sortie
	ARTHUR D. LITTLE AUSTRIA	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	C-QUENTIAL CONSULTING (AUT)	NI	0,00	0,00	0,00	IG	100,00	100,00	100,00	Sortie
Belgique	ALTRAN EUROPE	IG	100,00	100,00	99,99	IG	100,00	100,00	99,99	
	DP EUROPE	IG	100,00	100,00	94,06	IG	100,00	100,00	94,06	
	DE VALCK CONSULTANTS	IG	100,00	100,00	94,10	IG	100,00	99,21	93,31	
	ALTRAN BELGIUM	IG	100,00	99,00	94,05	IG	100,00	99,00	94,05	
	NETARCHITECTS EUROPE	IG	100,00	100,00	94,85	IG	100,00	100,00	94,86	
	ADVENTEC	IG	100,00	100,00	94,05	IG	100,00	100,00	94,05	
	DCE CONSULTANTS (BEL)	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	
	ARTHUR D. LITTLE BENELUX (BELGIUM)	IG	100,00	100,00	94,05	IG	100,00	100,00	94,05	
Luxembourg	ALTRAN LUXEMBOURG	IG	100,00	99,90	94,91	IG	100,00	99,90	94,91	
	ALTRAN TECHNOLOGIES LUXEMBOURG	IG	100,00	100,00	94,91	IG	100,00	100,00	94,91	
	LORE Luxembourg	NI	0,00	0,00	0,00	IG	100,00	100,00	94,91	Sortie
	TEAMWORKS EUROPE	NI	0,00	0,00	0,00	IG	100,00	100,00	95,00	Sortie
	DCE CONSULTANTS (LUX)	IG	100,00	99,90	94,81	IG	100,00	99,90	94,81	
	E-CONSULT	IG	100,00	99,95	94,86	IG	100,00	99,95	94,86	
Pays-Bas	ALTRAN INTERNATIONAL	IG	100,00	95,00	95,00	IG	100,00	95,00	95,00	
	ALTRAN TECHNOLOGIES NETHERLANDS	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	
	FAGRO	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	
	GYATA BPI CONSULTANTS	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	
	ALTRAN NETHERLANDS	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	
	ARTHUR D. LITTLE BENELUX NETHERLANDS	IG	100,00	100,00	94,05	IG	100,00	100,00	94,05	
	AKTIVA V.I.P HOLDING	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	
	DCE HOLDING (NLD)	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	
	DCE CONSULTANTS BV (NLD)	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	
	C-QUENTIAL BV	IG	100,00	100,00	95,00	NI	0,00	0,00	0,00	Entrée

		Cloture				Ouverture				
		Méthode	Taux Intégration	Taux Clôture	Taux d'Intérêt	Méthode	Taux Intégration	Taux Clôture	Taux d'Intérêt	Variation
Suède	ALTRAN SCANDINAVIA	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	ALTRAN TECHNOLOGIES SWEDEN AB	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	CONSIGNIT	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	LILLA BOMEN CONSULTANTS	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	ARTHUR D. LITTLE (SWE)	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
Suisse	ALTRAN SWITZERLAND	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	BERATA (CHE)	IG	100,00	99,50	100,00	IG	100,00	98,50	98,50	
	z:Fusionnée 01/01/2005 - A.T.S. NET	NI	0,00	0,00	0,00	IG	100,00	100,00	100,00	Sortie
	INNOVATICA	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	INFOLEARN	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	DE SIMONE & OSSWALD	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	CONSULTRAN (CHF)	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	SIGMA MANAGEMENT SERVICES	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	WHOM	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	ARTHUR D. LITTLE SCHWEIZ	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
Royaume-Uni	ALTRAN UK	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	HIGH INTEGRITY SYSTEMS	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	ALTRAN TECHNOLOGIES UK	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	PRAXIS HIGH INTEGRITY SYSTEMS LTD	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	ALTRAN CRITICAL SYSTEMS	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	DP CONSULTING SERVICES	NI	0,00	0,00	0,00	IG	100,00	100,00	100,00	Sortie
	I.B.D.	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	
	ASPECT ASSESSMENT	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	BROOMCO (1750)	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	GRESHAM BELL	IG	100,00	95,00	95,00	IG	100,00	95,00	95,00	
	CYGNITE	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	CITY CONSULTANTS	NI	0,00	0,00	0,00	IG	100,00	100,00	100,00	Sortie
	HILSON MORAN PARTNERSHIP	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	CCL ACQUISITION	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	CAMBRIDGE CONSULTANTS	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	ARTHUR D. LITTLE (GBR)	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	DCE CONSULTANTS (GBR)	IG	100,00	100,00	100,00	IG	100,00	100,00	95,00	
	SYNECTICS (UK)	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	
	SUTHERLAND CONSULTING (UK)	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
Irlande	TEAMWORKS C.S.E.	NI	0,00	0,00	0,00	IG	100,00	100,00	95,00	Sortie
	ALTRAN IRELAND	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	
	ALTRAN TECHNOLOGIES IRELAND	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	

Zone Sud

		Cloture				Ouverture				Variation
		Méthode	Taux Intégration	Taux Clôture	Taux d'Intérêt	Méthode	Taux Intégration	Taux Clôture	Taux d'Intérêt	
Brésil	ALTRAN DO BRASIL	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	
	TECNOLOGIA E CONSULTORIA BRASILEIRA (TCBR)	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	
	4 COM SOLUCOES EM TECNOLOGIA	NI	0,00	0,00	0,00	IG	100,00	100,00	95,00	Sortie
	TDA DESENHO E ARTES	IG	100,00	60,00	57,00	IG	100,00	60,00	57,00	
	POLEN INFORMATICA	IG	100,00	100,00	95,00	IG	100,00	100,00	95,05	
	ARTHUR D. LITTLE (BRESIL)	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	
	CONSULTORES	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	
	LITTLE BRASIL PARTICIPACOES	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	
	C-QUENTIAL BRASIL	IG	100,00	100,00	95,00	NI	0,00	0,00	0,00	Entrée
Venezuela	ARTHUR D. LITTLE DE VENEZUELA	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	
Espagne	ALTRAN E.S.P.	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	SOFTWARE DE BASE	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	STE CONSULTING	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	CONSULTING INFORMATICO NORMA	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	INSERT SISTEMAS	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	INTELLIGENT ADVISORS	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	STRATEGY CONSULTORS C.P.O.E.	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	S.I.E.V.	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	CONSULTRANS (ESP)	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	ADVANCED GLOBAL SOLUTIONS	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	TRANSPORTES E INFORMATICA	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	NETWORK CENTRIC SOFTWARE	NI	0,00	0,00	0,00	IG	100,00	100,00	100,00	Sortie
	SERTEC SOLUTIONES INFORMATICAS	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	S.P.O.C.	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	D.S.D.	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	S2 SOLUCIONS SERVEIS INFORMATICA	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	MEDIA CONSULTORES DE INGENIERIA	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	INVALL	NI	0,00	0,00	0,00	IG	100,00	100,00	100,00	Sortie
	BARNAZ HOLDING 02	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	ARTHUR D. LITTLE S.L. (ESP)	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	I.C.E.A.C.S.A.	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	U.S.M. ENDECAR	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	COBLENZA HISPANA DE SISTEMAS	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	z:Fusionnée 01/01/2005 - UBICA SOLUTIONS	NI	0,00	0,00	0,00	IG	100,00	100,00	100,00	Sortie
	C.S.I. HISPANIA	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	I.D.E.A.	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	STRATEGY AND INNOVATION ADVISORS	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	INFO 93 TRAINING CENTER	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	INFO 93	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	

		Cloture				Ouverture				Variation
		Méthode	Taux Intégration	Taux Clôture	Taux d'Intérêt	Méthode	Taux Intégration	Taux Clôture	Taux d'Intérêt	
Italie	ALTRAN ITALIA	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	CEC CONCURRENT ENGINEERING CONSULTING	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	INGENIERIA DEI SISTEMI LOGISTICI	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	RSI SISTEMI	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	EKAR	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	CCS TECHNOLOGIES	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	POOL CONSULTING	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	ASP - ADVANCED SYSTEM PROJECTS	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	ORGANIZZAZIONE E INFORMATICA	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	CEDATI	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	TQM CONSULT	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	ATHENA (ex OTBA ITALIE)	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	ARTHUR D. LITTLE (ITA)	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	C-QUENTIAL (ITA)	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
	ALTRAN SERVIZI	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
Portugal	ALTRAN PORTUGAL SGPS	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	
	PRISMA SOLUCOES INFORMATICAS	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	
	ALTIOR CONSULTORIA E ENGENHARIA	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	
	ALTRANTEC CONSULTORIA E ENGENHARIA TECNOLOGICA	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	
	GLOBAL N SOFTWARE E GESTAO	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	
Andorre	SERTEC INTERNATIONAL	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	

France

	Cloture				Ouverture				
	Méthode	Taux Intégration	Taux Clôture	Taux d'Intérêt	Méthode	Taux Intégration	Taux Clôture	Taux d'Intérêt	Variation
ALTRAN TECHNOLOGIES	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
ALPLOG	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
ALTIOR	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
ALTRAN AVENIR	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
ALTRAN SYSTEMES D'INFORMATION	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
ACTISYS	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
ARENDI CONSULTING	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
ARIANE INGENIERIE	IG	100,00	100,00	100,00	IG	100,00	99,83	99,83	
ATLANTIDE	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
AXIEM	IG	100,00	100,00	100,00	IG	100,00	99,99	99,99	
C.G.S. EXECUTIVE SEARCH	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
CIRIEL	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
COGIX	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
DP CONSULTING	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
z:Fusionnée 01/01/2005 - EGTM	NI	0,00	0,00	0,00	IG	100,00	100,00	100,00	Sortie
GENTECH	IG	100,00	99,99	99,99	IG	100,00	99,94	99,93	
GERPI	IG	100,00	99,83	99,83	IG	100,00	99,83	99,83	
ALTRAN INVOICING	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
GRENAT	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
LORE (FRA)	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
INOQUANT	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
PARTENAIRE SECURITE INFORMATIQUE	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
SEGIME	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
SIVAN CONSULTING	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
T. MIS CONSULTANTS	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
ADENA TECHNOLOGIES	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
ALTAIR TECHNOLOGIES	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
DATACEP	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
LOGIQUAL	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
REALIX TECHNOLOGIES	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
TRININFOR	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
ACTISYS (GROUPE DATACEP)	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
CADIX	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
ETHNOS	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
IDEFI	NI	0,00	0,00	0,00	IG	100,00	100,00	100,00	Sortie
z:Fusionnée 01/01/2005 - E.E.C.	NI	0,00	0,00	0,00	IG	100,00	100,00	100,00	Sortie
ORTHODROME	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
ACSIENCE	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
BERATA (FRA)	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
EDIFIS	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
DCE CONSULTANTS FRANCE	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
MAP	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
EXCELLIA	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
CORTICAL	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
HEMISPHERES	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
NESS CONSULTING	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
INTERACTIFS (ex DIOREM INTERACTIFS)	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
IMNET FRANCE	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	

	Cloture				Ouverture				
	Méthode	Taux Intégration	Taux Clôture	Taux d'Intérêt	Méthode	Taux Intégration	Taux Clôture	Taux d'Intérêt	Variation
S.S.C.E.	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
CERRI CONSULTING FRANCE	IG	100,00	99,72	99,72	IG	100,00	99,60	99,60	
ALGOPLUS	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
ALGONORM	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
2AD INGENIERIE	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
LITTLE FRANCE	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
ARTHUR D. LITTLE (FRA)	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
ALTIAM	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
BERATA PARIS	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
GMTS	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
ALTRAN FRANCE EXECUTIVE MANAGEMENT	IG	100,00	100,00	100,00	IG	100,00	100,00	100,00	
ANUBIS TECHNOLOGIES SAS	IG	100,00	100,00	100,00	NI	0,00	0,00	0,00	Entrée
APHRODITE TECHNOLOGIES SAS	IG	100,00	100,00	100,00	NI	0,00	0,00	0,00	Entrée
APOPIS TECHNOLOGIES SAS	IG	100,00	100,00	100,00	NI	0,00	0,00	0,00	Entrée
DIONYSOS TECHNOLOGIES	IG	100,00	100,00	100,00	NI	0,00	0,00	0,00	Entrée
HELENE TECHNOLOGIES SAS	IG	100,00	100,00	100,00	NI	0,00	0,00	0,00	Entrée
ISABELLE TECHNOLOGIES SAS	IG	100,00	100,00	100,00	NI	0,00	0,00	0,00	Entrée
LOKI TECHNOLOGIES SAS	IG	100,00	100,00	100,00	NI	0,00	0,00	0,00	Entrée
OLIVIA TECHNOLOGIES SAS	IG	100,00	100,00	100,00	NI	0,00	0,00	0,00	Entrée
SYLVIE TECHNOLOGIES SAS	IG	100,00	100,00	100,00	NI	0,00	0,00	0,00	Entrée
VALERIE TECHNOLOGIES	IG	100,00	100,00	100,00	NI	0,00	0,00	0,00	Entrée

Reste du monde

		Cloture				Ouverture				
		Méthode	Taux Intégration	Taux Clôture	Taux d'Intérêt	Méthode	Taux Intégration	Taux Clôture	Taux d'Intérêt	Variation
Hong Kong	ARTHUR D. LITTLE HOLDING (JAPAN)	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	
	ARTHUR D. LITTLE ASIA PACIFIC (HKG)	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	
	ALTRAN CHINA	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	
	CONTROL SOLUTIONS INTERNATIONAL - ASIA	NI	0,00	100,00	95,00	NI	0,00	0,00	0,00	
Inde	ALTRAN TECHNOLOGIES INDIA	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	
Japon	ARTHUR D. LITTLE JAPAN	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	
	ALTRAN JAPAN KK	IG	100,00	100,00	95,00	NI	0,00	0,00	0,00	Entrée
Corée	ARTHUR D. LITTLE YUHAN HOESA	ME	25,00	25,00	23,75	ME	25,00	25,00	23,75	
	ALTRAN TECHNOLOGIES KOREA YUHAN	IG	100,00	100,00	95,00	NI	0,00	0,00	0,00	Entrée
Macau	ARTHUR D.LITTLE (MACAU)	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	
Malaisie	ARTHUR D. LITTLE (MALAYSIA)	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	
Singapour	ALTRAN HOLDINGS (SINGAPORE)	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	
	ALTRAN TECHNOLOGIES SINGAPORE	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	
	LITTLE ACQUISITION CO KOREA	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	
	ARTHUR D. LITTLE ASIA (SGD)	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	
	LITTLE ACQUISITION CO. HONG KONG	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	
	LITTLE ACQUISITION CO. SINGAPORE	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	
	DCE CONSULTANTS (SGP)	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	
États-Unis	ALTRAN TECHNOLOGIES (USA)	NI	0,00	0,00	0,00	IG	100,00	100,00	95,00	Sortie
	ALTRAN USA HOLDINGS	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	
	ALTRAN CORPORATION (USA)	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	
	ALTRAN USA INC	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	
	THE JOHNSSON GROUP	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	
	ALTRAN CONSULTING SOLUTIONS	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	
	CONTROL SOLUTIONS INTERNATIONAL	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	
	ALTRAN CONSULTING SYSTEMS	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	
	S.E.A CONSULTING SERVICES	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	
	IMAGITEK	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	
	ARTHUR D. LITTLE NORTH AMERICA	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	
	ARTHUR D. LITTLE (USA)	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	
	CAMBRIDGE CONSULTANTS, INC	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	
	SYNECTICS US	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	
Chine	ARTHUR D. LITTLE (SHANGAI)	IG	100,00	100,00	95,00	IG	100,00	100,00	95,00	

3. Événements survenus au cours de l'exercice 2005

3.1 Remboursement des Océanes 2005

Le 3 janvier 2005, le groupe a remboursé avec succès l'intégralité des Océanes 2005 en circulation pour un montant de 332 millions d'euros et soldé les intérêts courus au titre de l'exercice 2004 pour un montant de 11,4 millions d'euros.

3.2 Gouvernance d'entreprise

Monsieur Christophe Aulnette a été nommé Directeur Général Délégué d'Altran Technologies lors du Conseil d'Administration du 23 mars 2005.

Le 15 avril 2005, le Conseil d'Administration a coopté Monsieur Christophe Aulnette comme administrateur en remplacement de Monsieur Michel Friedlander. Monsieur Christophe Aulnette a été nommé Président du Conseil d'Administration et Directeur Général le 19 mai 2005.

Le 29 juin 2005, l'Assemblée Générale Mixte des Actionnaires a approuvé la modification du mode d'administration de la société, en adoptant la forme de Directoire et de Conseil de Surveillance.

Lors de la séance du Conseil de Surveillance du 30 juin 2005, Messieurs Yves de Chaisemartin et Michel Senamaud ont été nommés respectivement Président et Vice-Président du Conseil de Surveillance. Les autres membres du Conseil de Surveillance sont : Madame Guylaine Saucier, Monsieur Roger Alibault et Monsieur Dominique de Calan.

Le Conseil de Surveillance a nommé Monsieur Christophe Aulnette en qualité de Président du Directoire et Monsieur Éric Albrand en qualité de membre du Directoire.

3.3 Projet Altran 2008

Au cours de l'Assemblée Générale Mixte des Actionnaires du 29 juin 2005, Christophe Aulnette a présenté le projet Altran 2008, plan stratégique de croissance et de rentabilité.

Ce plan doit permettre d'engager les transformations nécessaires au développement du groupe en s'adaptant mieux à l'évolution de la demande de ses clients. Cette vision stratégique s'articule autour de quatre axes :

Devenir un partenaire global de l'innovation pour nos clients

Altran dispose d'un spectre de compétence très diversifié allant de l'analyse de la faisabilité d'un projet innovant à sa mise en œuvre. Le groupe a effectué une revue de son portefeuille d'activité afin de mieux segmenter son offre et de renforcer la lisibilité par nos clients de l'offre des filiales du groupe. Cette revue d'activité a pour objectif de focaliser les efforts des filiales sur un secteur économique, géographique ou une compétence donnée.

Par ailleurs le groupe a mis en place à l'automne dernier une politique de grands comptes afin d'offrir un meilleur service à ses clients. La nomination de « Key Account manager » permet ainsi de renforcer le dialogue commercial avec ses grands clients et devrait permettre au groupe de renforcer son efficacité commerciale.

De premiers succès ont d'ores et déjà été réalisés puisque le groupe a été à nouveau référencé au niveau européen par France Télécom SI au cours de l'été. D'autres comptes ont référencé le groupe de manière globale comme Thalès, Renault SI ou d'autres. Altran poursuivra dans les trimestres à venir la déclinaison de cette nouvelle approche commerciale auprès de ses grands comptes.

Être un employeur de référence

Les hommes et les femmes du groupe, consultants, business manager, dirigeants et fonctions transverses constituent la vraie force du groupe. Altran reste aujourd'hui un des principaux recruteurs d'ingénieurs de haut niveau en France mais également en Europe. Altran souhaite valoriser ce capital humain en renforçant le sentiment d'appartenance du groupe. Cet objectif de la vision Altran 2008 passe par :

- la création à l'automne dernier d'une direction des ressources humaines visant à proposer, dans le futur, des plans de carrière ambitieux à nos salariés et accentuer la mobilité interne des consultants en leur proposant un parcours de carrière ;
- le lancement en début d'année 2006, d'un plan d'actionnariat salarié dont l'objectif est d'offrir à l'ensemble des salariés européens du groupe la possibilité de partager les fruits de leurs efforts quotidiens en investissant au travers d'une augmentation de capital réservée aux salariés ;
- la réduction du turnover qui reste un enjeu majeur du groupe.

L'ensemble de ces chantiers vise à faire d'Altran « l'employeur de référence » dans le monde des ingénieurs.

« From patchwork to network »

La croissance du groupe a longtemps été assurée par une politique décentralisée laissant à chaque filiale une grande liberté de définir son offre.

Cette politique a généré des phénomènes de concurrence interne contre-productive et amoindrit la lisibilité de l'offre du groupe par les clients.

Le groupe travaille à définir pour chaque filiale son territoire d'intervention qui peut être géographique, orienté marché ou orienté compétences. Ainsi, les offres de services informatiques font l'objet de regroupement dans chaque pays et la couverture géographique de toutes les filiales en France est en cours de rationalisation.

Cette réorganisation doit favoriser la compréhension de l'offre par les clients, faciliter le développement d'offres ciblées à valeur ajoutée et permettre une collaboration commerciale entre les filiales du groupe.

Ce passage d'une politique de concurrence interne à une culture de coopération, de réseau, est aussi essentiel pour améliorer les résultats et faciliter les perspectives de carrières pour les consultants et ainsi réduire leur turnover.

Excellence opérationnelle

Altran a pour ambition de revenir à des niveaux de performances commerciales, opérationnelles et financières comparables aux acteurs les plus performants du secteur.

Ainsi les résultats financiers du groupe peuvent être améliorés. Altran a donc annoncé lors de l'Assemblée Générale des Actionnaires de juin 2005 un plan de retour à des marges plus satisfaisantes au travers d'un plan de réduction des coûts indirects.

Les coûts de restructuration sur 2005 résultant du plan de réductions des coûts indirects s'élèvent à 52,7 M€ et impactent uniquement le second semestre. Ils concernent à hauteur de :

- 35,0 M€ les salaires ;
- 1,6 M€ les honoraires (avocats, conseils, etc.) ;
- 16,1 M€ les loyers et autres charges dont 9,0 M€ de dotation de provisions liée à des loyers restant à courir pour les locaux inoccupés et de mises au rebut des immobilisations.

Charges de restructuration	
Mises au rebut des agencements	(1,0)
Coûts salariaux	(16,0)
Projet immobilier	(1,6)
Autres	(1,1)
	(19,7)
Provisions de restructuration	
Mises au rebut des agencements	(3,5)
Coûts salariaux	(19,0)
Projet immobilier	(9,0)
Autres	(1,5)
	(33,0)

3.4 Pépinière Cambridge Consultants

Au cours de l'exercice 2004, Cambridge Consultants Ltd (CCL) avait cédé au cours de ventes successives 86,44 % des titres CSR qu'elle détenait. Lors du 1er semestre 2005, CCL a cédé 13,66 % des titres restant et la totalité des titres Inca.

La cession des titres CSR et Inca a dégagé un produit de cession d'un montant de 13 801 milliers d'euros et une charge de personnel non récurrente d'un montant 2 726 milliers d'euros. En vertu d'un accord interne conclu antérieurement à l'acquisition de CCL par Altran, les salariés de la société bénéficient de 20 % de la plus-value dégagée, montant porté en déduction du produit de cession enregistré dans les produits et charges opérationnelles non récurrentes.

3.5 Fonds de pension de Cambridge Consultants Ltd

Concernant l'évaluation de l'engagement au titre du fonds de pension de notre filiale Cambridge Consultants Ltd (CCL), au cours du second semestre de l'année 2005 nos avocats et le Trustee nous ont informés que les droits des bénéficiaires du fonds seraient réduits du fait d'un changement de considération de l'âge de départ à la retraite à 65 ans. Toutefois cette interprétation est contestée par certains bénéficiaires ainsi que par l'actuaire qui sursoit pour l'instant au nouveau calcul. Face à ces incertitudes, nous avons considéré nécessaire de maintenir le montant de la provision à son niveau initial, soit un montant de 20,3 M£. À la date de l'arrêté des comptes, nous n'avons connaissance d'aucun nouvel élément déterminant qui nous conduirait à reprendre l'excédent de provisions qui résulterait d'une reconnaissance des droits à 65 ans.

3.6 Évolution du périmètre de consolidation

Les principales opérations intervenues au cours de l'exercice 2005 sur le périmètre sont les suivantes :

- Acquisitions : néant ;
- Cessions/liquidations :
  - Les sociétés suivantes ont été cédées au cours de la période :
    - Network Centrick Software,
    - Idefi,
    - Invall ;
  - City Consultants a été liquidée en décembre 2005.

L'impact sur le résultat consolidé de la cession ou liquidation de ces sociétés est (2 758) milliers d'euros.

(en milliers d'euros)			
Actif non-courant	(1 852)	Capitaux Propres	(53)
Actif courant	(3 177)	Résultat de cession ou liquidation	(2 758)
		Passif non-courant	(328)
Trésorerie	(383)	Passif Courant	(2 273)
	(5 412)		(5 412)

4. Notes relatives à certains postes du bilan

4.1 Écarts d'acquisition nets

L'évolution de la valeur nette des écarts d'acquisition s'analyse de la façon suivante :

Valeur nette

Solde au 31 décembre 2004	479 043
Compléments de prix	41 049
Pertes de valeur	(26 463)
Variation de périmètre	(2 280)
Variation de change	9 013
Autres mouvements	(272)
Solde au 31 décembre 2005	500 090

L'augmentation des écarts d'acquisition correspond aux compléments de prix à payer sur les acquisitions des années antérieures à hauteur de 41 049 milliers d'euros.

La diminution de l'exercice résulte de la cession des sociétés pour un montant de (2 280) milliers d'euros et de réajustements d'estimations de compléments de prix relatifs à l'exercice 2004, versés en 2005, (272) milliers d'euros.

Les pertes de valeur constatées en compte de résultat s'élèvent à 26 463 milliers d'euros en 2005, soit 3 938 milliers d'euros au titre du premier semestre 2005 et 22 525 milliers d'euros au titre du second semestre 2005.

Les pertes de valeur constatées ont porté sur 14 Unités Génératrices de Trésorerie. La valeur nette comptable avant perte de valeur constatée en 2005 des écarts d'acquisition s'élève à 526 553 milliers d'euros.

Pour la réalisation des tests sur écarts d'acquisition au 31 décembre 2005, ayant amené à constater les pertes de valeur ci-dessus, il a été retenu un taux d'actualisation après impôt (WACC) de 8,68 %, soit un taux d'actualisation avant impôt variant entre 10 % et 11 %.

Les résultats à un point de sensibilité (soit 9,68 %) auraient donné une perte de valeur de 37 600 milliers d'euros.

4.2 Immobilisations incorporelles

	Marques	Frais de Développement	Logiciels	Autres	Total
AU 31 DÉCEMBRE 2004					
Valeur brute à l'ouverture	34 779	3 190	19 440	2 219	**59 628**
Amortissements et provisions	(1 532)	(1 818)	(14 198)	(1 115)	**(18 663)**
Valeur nette à l'ouverture	33 247	1 372	5 242	1 104	**40 965**
MOUVEMENTS SUR LA PÉRIODE					
Acquisitions	11	760	2 860	131	**3 762**
Cessions	(328)		(181)	(183)	**(692)**
Dotations nettes aux amortissements et provisions	(125)	(568)	(3 114)	(156)	**(3 963)**
Variation de périmètre	-	(285)	(8)		**(293)**
Variation de change	1	10	65	5	**81**
Autres mouvements	(181)	324	195	(317)	**21**
Total mouvements (valeur nette)	**(622)**	**241**	**(183)**	**(520)**	**(1 084)**
AU 31 DÉCEMBRE 2005					
Valeur brute à la clôture	34 392	3 641	21 480	1 317	**60 830**
Amortissements et provisions	(1 767)	(2 028)	(16 421)	(733)	**(20 949)**
Valeur nette à la clôture	32 625	1 613	5 059	584	**39 881**

La marque Arthur D. Little s'élève à 31 968 milliers d'euros.

Pour l'exercice 2005, les dotations nettes aux amortissements relatives aux immobilisations incorporelles s'élèvent à 3 963 milliers d'euros et sont incluses dans les dotations aux amortissements et provisions nettes.

4.3 Immobilisations corporelles

	Terrains	Constructions	Installations générales, agencements et aménagements	Matériel de bureau et informatique et mobilier	Autres	Total
AU 31 DÉCEMBRE 2004						
Valeur brute à l'ouverture	533	16 849	30 881	66 347	6 081	**120 691**
Amortissements et provisions	-	(6 169)	(16 721)	(48 890)	(4 086)	**(75 866)**
Valeur nette à l'ouverture	533	10 680	14 160	17 457	1 995	**44 825**
MOUVEMENTS SUR LA PÉRIODE						
Réévaluations comptabilisées en Capitaux Propres						**-**
Pertes de valeur comptabilisées en Capitaux Propres						**-**
Acquisitions		13	2 636	6 904	1 065	**10 618**
Cessions		(389)	(852)	(636)	(433)	**(2 310)**
Dotations nettes aux amortissements et provisions		(442)	(6 557)	(7 343)	(734)	**(15 076)**
Variation de périmètre			(168)	(112)	(189)	**(469)**
Variation de change		405	102	299	31	**837**
Autres mouvements		(26)	79	40	(64)	**29**
Total mouvements (valeur nette)	**-**	**(439)**	**(4 760)**	**(848)**	**(324)**	**(6 371)**
AU 31 DÉCEMBRE 2005						
Valeur brute à la clôture	533	17 248	30 110	65 757	5 038	**118 686**
Amortissements et provisions		(7 007)	(20 710)	(49 148)	(3 367)	**(80 232)**
Valeur nette à la clôture	533	10 241	9 400	16 609	1 671	**38 454**

Le groupe détient en propre des immeubles en France, en Italie, au Royaume Uni et au Venezuela pour un montant de 10,8 millions d'euros.

Il n'y a pas d'immobilisation corporelle entièrement amortie mais encore utilisée pour des montants significatifs.

Pour l'exercice 2005, les dotations nettes aux amortissements relatives aux immobilisations corporelles s'élèvent à 15 076 milliers d'euros, dont 11 611 milliers d'euros inclus dans les dotations nettes aux amortissements et provisions et 3 465 milliers d'euros inclus dans le résultat opérationnel non récurrent.

4.4 Actifs financiers non courants

Les actifs financiers non courants se décomposent comme suit :

	Décembre 2005	Décembre 2004
DISPONIBLES À LA VENTE		
Pépinière Cambridge Consultants	5 687	3 631
PRÊTS ET CRÉANCES GÉNÉRÉS PAR LE GROUPE		
Actifs de fonds de pension	8 992	9 011
Prêts efforts construction	2 980	5 203
Dépôts et cautionnements	7 941	8 352
	19 913	22 566
Total	25 600	26 197

4.4.1 Actifs classés en « disponibles à la vente »

Au 1er janvier 2005, date de la première application de la norme IAS 32, la pépinière Cambridge Consultants Ltd a été évaluée à sa juste valeur, soit à 15 210 milliers d'euros, pour une valeur à fin décembre 2004 de 3 631 millions d'euros.

Au cours de l'exercice 2005, la variation de 9 523 milliers d'euros s'explique notamment par la cession des titres CSR et Inca respectivement pour un montant de 9 471 milliers d'euros et 1 277 milliers d'euros et à la réévaluation des titres Vectura pour un montant de 1 332 milliers d'euros.

4.4.2 Prêts et créances générés par le groupe

Au 1er janvier 2005, date de la première application de la norme IAS 32, les prêts efforts construction ont été évalués à leur juste valeur, soit à 2 997 milliers d'euros.

Les prêts effort construction s'élevaient à 2 980 milliers d'euros au 31 décembre 2005 contre 5 203 milliers d'euros au 31 décembre 2004.

Par rapport à fin 2004, la variation de (2 223) milliers d'euros s'explique notamment

- par l'impact de la juste valeur des prêts effort construction au 1er janvier 2005 et au titre de l'exercice 2005 respectivement pour (2 206) milliers d'euros, comptabilisés en capitaux propres et (889) milliers d'euros, comptabilisés au compte de résultat ;
- et les versements au titre de l'exercice 2005 pour un montant de 872 milliers d'euros.

Les autres prêts et créances générés par le groupe sont constitués par des dépôts et cautionnements.

4.5 Autres actifs non courants

Les autres actifs non courants sont essentiellement constitués par la créance sur la cession de l'activité de Fagro Belgique pour un montant de 625 milliers d'euros.

4.6 Stocks

Les stocks et en cours de production se décomposent comme suit :

	2005	2004
Matières premières	79	71
En cours de prestation de services	1 880	2 349
Produits finis	119	120
Provisions sur stocks	(80)	(109)
Total	1 998	2 431

Le montant constaté en charge relatif au stock et à sa dépréciation s'élève au titre de l'exercice 2005 respectivement à 455 et 24 milliers d'euros (2004 : 156 milliers d'euros et 105 milliers d'euros).

Les provisions pour dépréciation des prestations de services en cours s'élèvent à 75 milliers d'euros.

La reprise de provision pour dépréciation des stocks constatée en résultat au titre de l'exercice 2005 s'élève à 53 milliers d'euros.

4.7 Clients et comptes rattachés

Les créances clients sont à échéance d'un an au plus.

Le groupe reste responsable du recouvrement des créances clients cédées dans le cadre de contrats d'affacturage. Aussi ces créances sont maintenues à l'actif avec une contrepartie en « Passifs financiers courants ».

Leur comptabilisation a impacté les comptes de la manière suivante :

	Actif			Passif	
(en milliers d'euros)	31/12/2005	31/12/2004		31/12/2005	31/12/2004
Clients et comptes rattachés	159 098	171 934	Passifs financiers courants	141 106	145 395
Annulation du dépôt de garantie	(17 992)	(26 539)			
	141 106	145 395		141 106	145 395

4.8 Autres créances

Ce poste comprend notamment les créances fiscales et les autres créances d'exploitation.

4.9 Actifs financiers courants

Ce poste comprend des dépôts et cautionnements dont l'échéance est inférieure à un an.

4.10 Capitaux propres et résultat par action

Au 31 décembre 2005, le capital social d'Altran s'élève à 57 221 107 euros, divisé en 114 442 214 actions ordinaires. Au cours de la période close le 31 décembre 2005, le nombre moyen pondéré d'actions ordinaires en circulation s'est élevé à 114 442 214 actions et le nombre moyen pondéré d'actions ordinaires et dilutives s'est élevé à 117 052 261 actions.

Composition du capital social	Nombre	Valeur nominale
Actions composant le capital social en début d'exercice	114 442 214	0,5 euro
Actions composant le capital social en fin d'exercice	114 442 214	0,5 euro

	2005	2004
Résultat net revenant à Altran Technologies (en milliers d'euros)	**231**	**16 906**
Impact des paiements en actions ayant un effet dilutif	920	1 008
Actions ordinaires	114 442 214	114 441 855
Options attribuées avec effet dilutif	2 610 047	2 604 711
Résultat par action (euro)	0,00	0,15
Résultat dilué par action (euro)	0,01	0,15

Les options attribuées avec effet dilutif estimé à ce jour concernent les plans de souscription d'actions dont le prix d'exercice est inférieur au cours moyen 2005 de l'action à savoir :

- plans d'options de souscriptions d'actions mis en place en mars et juin 2003 portant respectivement sur un maximum d'options de souscription d'actions de 3 948 993 et 336 191 ;
- plans d'options de souscriptions d'actions mis en place en juin 2005 portant sur un maximum d'options de souscription d'actions de 340 000 ;
- L'exercice de ces plans donnerait lieu à l'émission de 2 610 047 actions nouvelles.

Les caractéristiques des plans d'options de souscriptions d'actions sont présentées en 5.4.

Les instruments suivants dont le prix d'exercice est supérieur au cours moyen 2005 pourraient éventuellement diluer le résultat de base par action dans le futur mais ne sont pas inclus dans le calcul du résultat dilué par action ci-dessus :

- l'emprunt obligataire convertible émis en juillet 2004 portant sur un maximum de 18 110 236 actions à raison d'une action de la société pour une obligation, soit 15,8 % des actions ordinaires en circulation (cf. 4.11) ;

- les plans d'options de souscriptions d'actions ayant un effet non dilutif estimé à ce jour :
  - plans d'options de souscriptions d'actions mis en place en 2001 portant sur un maximum d'options de souscription d'actions de 642 880,
  - plans d'options de souscriptions d'actions mis en place en juin 2004 portant sur un maximum d'options de souscription d'actions de 2 762 000,
  - plans d'options de souscriptions d'actions mis en place en décembre 2005 portant respectivement sur un maximum d'options de souscription d'actions de 2 630 000.

Les caractéristiques des plans d'options de souscriptions d'actions sont présentées en 5.4.

4.11 Endettement financier net

L'endettement financier net correspond à la différence entre le total des passifs financiers et la trésorerie et équivalents de trésorerie.

	Décembre 2005	Décembre 2004
Trésorerie et équivalents de trésorerie	**163 112**	**397 678**
Emprunts obligataires convertibles (+ 1 an)	207 515	230 000
Emprunts et dettes auprès d'établissements de crédit (+ 1 an)	72 293	21 292
Autres passifs financiers non courants	17 251	17 184
Emprunts obligataires courants	8 625	347 732
Emprunts et dettes auprès d'établissements de crédit courants	4 719	593
Concours bancaires	186 463	156 984
Autres dettes financières courantes	3 190	3 244
Endettement Financier Brut	500 056	777 029
Endettement Financier Net	336 944	379 351

Par rapport au 31 décembre 2004, la dette nette du groupe a diminué de 42 357 milliers d'euros pour s'établir à 336 994 milliers d'euros au 31 décembre 2005.

Équivalents de trésorerie

La valeur de marché des équivalents de trésorerie au 31 décembre 2005 s'élève à 61 069 milliers d'euros et se décompose comme suit :

	Décembre 2004	Acquisitions	Cessions	Décembre 2005
Certificats de dépôts	263 975	-	(263 975)	-
Bons du trésor et actions	4	250	-	254
Sicav et FCP	426	521 413	(462 051)	59 788
Obligations et BMTN	61 531	-	(61 531)	-
Autres	1 396	1 277	(1 646)	1 027
Total	327 332	522 940	(789 203)	61 069

Échéancier de l'endettement financier brut

Le tableau ci-après présente une répartition y compris intérêts courus et après prise en compte des effets des instruments de couverture de l'endettement financier brut par catégories et par échéances annuelles contractuelles :

	Moins d'1 an	Entre 1 et 2 ans	Entre 2 et 3 ans	Entre 3 et 4 ans	Entre 4 et 5 ans	Au delà
Emprunts obligataires convertibles (+ 1 an)			207 515			
Emprunts et dettes auprès d'établissements de crédit (+ 1 an)		12 820	30 911	28 562	-	-
Autres passifs financiers non courants		4 739	3 556	2 591	4 087	2 278
Passifs financiers long terme	-	**17 559**	**241 982**	**31 153**	**4 087**	**2 278**
Emprunts obligataires courants	8 625					
Emprunts et dettes auprès d'établissements de crédit courants	4 719					
Concours bancaires	186 463					
Autres dettes financières courantes	3 190					
Passifs financiers court terme	**202 997**	-	-	-	-	-
	202 997	17 559	241 982	31 153	4 087	2 278

L'échéancier des dettes financières se résume comme suit au 31 décembre 2005 : à moins d'un an 40,7 %, de 1 à 5 ans 58,9 %, à plus de 5 ans 0,4 %.

Emprunt obligataire convertible

L'emprunt obligataire convertible à 3,75 % émis en juillet 2004 s'élève au 31 décembre 2005 à 230 millions d'euros composé de 18 110 236 obligations au nominal de 12,70 euros pour une durée de 4 ans et 176 jours.

L'amortissement anticipé est possible mais au seul gré du groupe :

- pour tout ou partie des obligations, à tout moment, par rachat en bourse ou hors bourse ou par offres publiques ;
- pour la totalité des obligations restant en circulation, à compter du 1er juillet 2007 jusqu'au 31 décembre 2008, sous réserve d'un préavis minimum d'un mois :
  - à un prix de remboursement anticipé égal au pair, majoré des intérêts courus depuis la dernière date de paiement des intérêts précédant la date de remboursement anticipé jusqu'à la date de remboursement effectif (le « Prix de Remboursement Anticipé »),
  - si le produit (i) du ratio d'attribution d'actions en vigueur et (ii) de la moyenne arithmétique des cours de clôture de l'action de la société sur le Premier Marché d'Euronext Paris S.A. durant une période de 20 jours de bourse consécutifs au cours desquels l'action a été cotée, et choisis par la société parmi les 40 jours de bourse consécutifs au cours desquels l'action est cotée, précédant la date de parution de l'avis annonçant l'amortissement anticipé, excède 130 % de la valeur nominale des obligations soit 16,51 euros ;
- pour la totalité des obligations restant en circulation, à tout moment, si moins de 10 % des obligations émises restent en circulation, par remboursement au Prix de Remboursement Anticipé.

L'application d'IAS 32 au 1er janvier 2005 (date de 1re application des normes 32/39 pour le groupe) à l'Océane 2009 a engendré un impact positif sur les capitaux propres au 1er janvier 2005 de 24,2 millions d'euros. Les dettes financières du groupe ont été diminuées en contrepartie du même montant.

Le taux de marché retenu et la ventilation entre la partie dette et la partie capitaux propres à l'origine sont indiqués ci-après :

- taux d'actualisation retenu pour le calcul de la dette : 6,15 % ;
- taux d'intérêt effectif : 7,55 % ;
- juste valeur de la dette à l'émission : 202 657 milliers d'euros.

Le montant des intérêts courus en 2005 payables à terme échu le 1er janvier 2006 est de 8 625 milliers d'euros.

La charge financière relative à l'exercice 2005 s'élève à 15 171 milliers d'euros (cf. note 5.7)

L'écart entre le coût nominal de l'Océane au taux de 3,75 % et la charge financière IFRS calculée avec la méthode du taux d'intérêt effectif en application des normes IAS 32/39 au 1er janvier 2005 amène une charge complémentaire impactant le compte de résultat de l'exercice 2005 pour un montant de 6 546 milliers d'euros.

Principales évolutions des lignes de crédit

Altran a un accord avec ses banquiers assurant un accès complet à des lignes de crédit représentant 120,5 millions d'euros au 31 décembre 2005 et dont la maturité s'étend jusqu'en 2009.

	Déc. 04	Juin 2005	Déc. 05	Juin 2006	Déc. 06	Juin 2007	Déc. 07	Juin 2008	Déc. 08	Juin 2009	Déc. 09
CADIF taux fixe	20 631	18 592	16 493	14 334	12 112	9 826	7 473	5 053	2 562	-	-
Cadif Taux variable	50 000	45 000	40 000	35 000	30 000	25 000	20 000	15 000	10 000	5 000	-
Total CADIF	70 631	63 592	56 493	49 334	42 112	34 826	27 473	20 053	12 562	5 000	-
BNP Paribas Taux variable	40 000	36 000	32 000	28 000	24 000	20 000	16 000	12 000	8 000	4 000	-
SG Taux Variable	40 000	36 000	32 000	28 000	24 000	20 000	16 000	12 000	8 000	4 000	-
Total	150 631	135 592	120 493	105 334	90 112	74 826	59 473	44 053	28 562	13 000	-

Le montant des lignes de crédit s'élève au 31 décembre 2005 à 76,5 millions d'euros.

La majorité des dettes financières auprès des établissements de crédit est contractée à taux variable essentiellement indexé sur le taux de référence EURIBOR ou EONIA.

L'ensemble de ces lignes de crédit deviendrait exigible si la société venait à ne pas respecter les ratios financiers maximums, déterminés à partir des états financiers présentés selon les normes françaises et figurant dans le tableau ci-après :

	31/12/2005	31/12/2006	31/12/2007	31/12/2008	31/12/2009
Dette nette/fonds propres	1,15	1,0	1,0	1,0	1,0
Dette nette/Ebitda	3,5	3	2,5	2	2

Étant donné que l'Ebitda correspond à l'excédent brut d'exploitation.

Le groupe en accord avec ses 3 banques a aménagé la méthode de calcul des ratios financiers afin de tenir compte de la modification des règles comptables applicables à l'emprunteur à la suite de la mise en place des normes comptable IFRS/IAS à compter du 1er janvier 2005. Les ratios financiers maximums présentés ci-dessus demeurent inchangés.

Les ratios financiers du groupe, hors participation et intérêts courus et après retraitement impacts issus de l'application des normes IAS 32 et IAS 39 sur l'Océane 2009 émise le 7 juillet 2004 sont :

Dette financière nette/fonds propres	1,02
Dette financière nette/Ebitda avant participation	2,79

Dans le cadre de cet accord de crédit le groupe a pris d'autres engagements à l'égard des trois banques signataires dont les principaux sont :

- limitation des sommes décaissées pour les nouvelles acquisitions à 30 millions d'euros par exercice social ;
- limitation des cessions d'actifs à 10 millions d'euros par exercice social et ce hors cessions autorisées.

La société n'a pas à respecter d'autres covenants significatifs sur ses lignes de crédit utilisées.

Conformément à la convention de crédit signée en décembre 2004, le groupe a mis en place un contrat de couverture de taux d'intérêt destiné à couvrir au moins 50 % de l'engagement total du crédit revolving pour une durée minimum de 3 ans. Ainsi Altran gère une position structurelle taux fixe/taux variable en euros afin de limiter le coût de sa dette et utilise pour cela des instruments optionnels d'échange de taux d'intérêts (swaps, caps et floors) dans le cadre de limites fixées par la Direction et la convention de crédit.

Au 31 décembre 2005, les principales caractéristiques de ce contrat de couverture sont les suivantes (cf. 5.8).

	Date échéance	Deal	Type	Taux initial	Nominal initial	Taux variable	Devise
SG127	01/04/08	A	Cap	4,11 %	15 000 000	Euribor3MP	EUR
SG56	01/04/08	A	Cap	3,89 %	15 000 000	Euribor3MP	EUR
BNP	01/04/08	A	Cap	3,89 %	15 000 000	Euribor3MP	EUR
CA	01/04/08	A	Cap	3,79 %	15 000 000	Euribor3MP	EUR
SG128	01/04/08	V	Floor	2,00 %	15 000 000	Euribor3MP	EUR
SG062	01/04/08	V	Floor	2,00 %	15 000 000	Euribor3MP	EUR
BNP	01/04/08	V	Floor	2,00 %	15 000 000	Euribor3MP	EUR
CA	01/04/08	V	Floor	2,00 %	15 000 000	Euribor3MP	EUR
BNP & CA & SG	01/04/08		Swaps IRS		60 000 000	EIB Euribor 3M	EUR (A)

La variation de juste valeur de ce dérivé s'élève à 85 milliers d'euros et est comptabilisée au compte de résultat en autres charges financières.

4.12 Provisions pour risques et charges

L'évolution des provisions pour risques et charges court et long terme sur la période s'analyse comme suit :

	Décembre 04	Dotations de l'exercice	Reprise (prov. utilisée)	Reprise (prov. non utilisée)	Variations de change	Variations de périmètre	Autres variations	Décembre 05
Provision litiges sociaux	2 452	1 918	(1 085)	(386)	36		(1 830)	1 105
Provision autres litiges	1 484	548	(238)	(12)			2 564	4 346
Provision litiges et pénalités fiscales	2 525		(258)		21		(2 229)	59
Provision sur pertes à terminaison	658	356	(874)					140
Provision autres risques > 1 an	4 448	249	(179)		76		(1 082)	3 512
Provision pour restructuration		4 248	(7)					4 241
Autres provisions pour charges	1 705	73	(1 286)		107		119	718
Total Provisions pour risques et charges long terme	**13 272**	**7 392**	**(3 927)**	**(398)**	**240**	**-**	**(2 458)**	**14 121**
Provision litiges sociaux	7 887	1 646	(3 215)		46	(16)	1 243	7 591
Provision autres litiges	2 580	919	(1 364)	(53)	(3)		(964)	1 115
Provisions pour garanties	7		(7)					-
Provision litiges et pénalités fiscales	18 076	71	(18 055)		23		(31)	84
Provision sur pertes à terminaison	118	343	(193)		5			273
Provision autres risques	1 850	658	(1 399)	(179)	5	(35)	468	1 368
Provision pour restructuration		25 958	(622)					25 336
Provision autres charges	14 309	1 359	(1 103)	(11)	5		(421)	14 138
Total provisions pour risques et charges court terme	**44 827**	**30 954**	**(25 958)**	**(243)**	**81**	**(51)**	**295**	**49 905**

Les autres mouvements correspondent à des reclassements en dettes sociales et fiscales pour un montant de 2 163 milliers d'euros.

Lors de l'exercice 2005, la reprise de la provision pour risque d'un montant de 17 471 milliers d'euros concerne essentiellement le risque fiscal DCE. Cette reprise comptabilisée en « produits et charges non récurrents » s'explique par l'accord intervenu entre le groupe et l'administration fiscale hollandaise en février 2005. Compte tenu du niveau de provisionnement au 31 décembre 2004, le dénouement de ce litige n'a pas d'impact significatif sur les produits et charges opérationnels non récurrents de l'exercice 2005.

Provision pour restructuration (cf. 3.3)

4.13 Avantages du personnel

Les dettes relatives aux avantages du personnel courants et non courants se présentent comme suit :

	2005	2004	Variation
Personnel et organismes sociaux	140 034	131 325	8 709
Autres avantages postérieurs à l'emploi courant	30 142	17 445	12 697
	170 176	**148 770**	**21 406**
Avantages du personnel non courants	23 374	21 748	1 626
Autres avantages postérieurs à l'emploi non courants	-	17 238	(17 238)
	23 374	**38 986**	**(15 612)**
Total	**193 550**	**187 756**	**5 794**

L'engagement total du groupe au titre des régimes de retraites et des avantages postérieurs à l'emploi, comptabilisés en « avantages du personnel non courants », portant essentiellement sur la France, l'Italie, l'Allemagne, le Japon et les Pays-Bas, s'analyse comme suit :

	2005				2004			
	Total	Engagements de retraite	Indemnité de fin de contrat	Autres sociaux	Total	Engagements de retraite	Indemnité de fin de contrat	Autres sociaux
VARIATION DE LA PROVISION								
Passif net à l'ouverture	21 748	7 733	8 435	5 580	19 969	6 399	8 288	5 282
Charges de l'exercice	5 070	519	2 890	1 661	5 940	1 385	2 494	2 061
Prestations nettes payées par l'employeur	(3 444)	(196)	(2 393)	(855)	(4 106)	(36)	(2 348)	(1 722)
Écarts de conversion	27	-	-	27	(40)	-	-	(40)
Variation périmètre	(27)	-	-	(27)	(15)	(15)	-	-
Passif net à la clôture	23 374	8 057	8 932	6 386	21 748	7 733	8 435	5 580

Les autres avantages postérieurs à l'emploi courants concernent la liquidation du fonds de pension de Cambridge Consultants Ltd à hauteur de 30 142 milliers d'euros au 31 décembre 2005 comptabilisées en « autres avantages du personnel courants ». (cf. 3.5).

Évaluation des engagements et provisions au 31 décembre 2004 et au 31 décembre 2005

Variation de la valeur actuarielle des droits accumulés

	2005				2004			
	Total	Engagements de retraite	Indemnité de fin de contrat	Autres sociaux	Total	Engagements de retraite	Indemnité de fin de contrat	Autres sociaux
Valeur actuarielle des droits accumulés au début de l'exercice	35 582	8 748	10 393	16 441	29 857	6 399	8 288	15 170
Droits accumulés durant l'année	5 517	1 369	2 364	1 784	4 673	1 005	1 982	1 686
Coût financier	1 626	401	478	747	1 784	380	513	892
Réduction des droits futurs		-	-	-	-	-	-	-
Liquidation d'engagements/ Curtailment	(1 792)	(1 638)	-	(154)	-	-	-	-
Avantages spécifiques		-	-	-	-	-	-	-
Cotisations employées	168	-	-	168	260	-	-	260
Prestations payées	(3 116)	(196)	(2 393)	(528)	(2 764)	(36)	(2 348)	(380)
Gains et pertes actuarielles	6 662	1 631	3 224	1 807	1 832	999	1 958	(1 127)
Création/Acquisition	144	2	-	142	-	-	-	-
Écart de conversion et autres	29	-	-	29	(60)	-	-	(60)
Valeur actuarielle des droits accumulés à la fin de l'exercice	44 820	10 318	14 066	20 436	35 582	8 748	10 393	16 441

Variation de la juste valeur des actifs de couverture

	2005				2004			
	Total	Engagements de retraite	Indemnité de fin de contrat	Autres sociaux	Total	Engagements de retraite	Indemnité de fin de contrat	Autres sociaux
Juste valeur des actifs de couverture au début de l'exercice	11 076	-	-	11 076	9 888	-	-	9 888
Rendements attendus des actifs	1 391	-	-	1 391	(395)	-	-	(395)
Réduction des droits futurs		-	-	-	-	-	-	-
Liquidation d'engagements		-	-	-	-	-	-	-
Cotisations employées	168	-	-	168	260	-	-	260
Cotisations employeurs	3 444	196	2 393	855	4 106	36	2 348	1 722
Prestations payées par les actifs de couverture	(3 116)	(196)	(2 393)	(528)	(2 764)	(36)	(2 348)	(380)
Création/Acquisition	279	-	-	279	-	-	-	-
Non expliqué		-	-	-	-	-	-	-
Écart de conversion et autres	2	-	-	2	(18)	-	-	(18)
Juste valeur des actifs de couverture à la fin de l'exercice	**13 243**			**13 243**	**11 076**			**11 076**

Engagements au bilan

	2005				2004			
	Total	Engagements de retraite	Indemnité de fin de contrat	Autres sociaux	Total	Engagements de retraite	Indemnité de fin de contrat	Autres sociaux
Insuffisance des actifs sur les droits accumulés	31 577	10 318	14 066	7 193	24 506	8 748	10 393	5 364
Gains (pertes) actuariels non comptabilisés	(8 202)	(2 261)	(5 134)	(807)	(2 758)	(1 015)	(1 958)	216
Coût des services passés non reconnus	-	-	-	-	-	-	-	-
Écrêtement de l'actif		-	-	-	-	-	-	-
Provision nette comptabilisée au bilan	**23 374**	**8 057**	**8 932**	**6 386**	**21 748**	**7 733**	**8 435**	**5 580**

Les actifs de couverture sont essentiellement localisés en Allemagne, aux Pays-Bas et au Japon. Ils sont essentiellement composés des fonds de communs de placement, actifs généraux de compagnies d'assurances ou actions.

Les principales hypothèses actuarielles utilisées pour l'évaluation des obligations des avantages du personnel long terme sont les suivants :

	Au 31 décembre 2004			Au 31 décembre 2005		
	Taux d'inflation	Rendement attendu des actifs	Taux d'augmentation des salaires	Taux d'inflation	Rendement attendu des actifs	Taux d'augmentation des salaires
Zone Euro	2,00 %	4,75 %	2,5 % - 3,5 %	2,00 %	4,00 %	2,5 % - 3,5 %
Japon	1,00 %	2,00 %		1,00 %	2,00 %	
Pays-Bas	2,00 %	4,75 %	3,00 %	2,00 %	4,00 %	3,00 %
États-Unis	2,00 %	5,75 %	N/A	2,00 %	5,50 %	N/A

L'impact sur le résultat opérationnel courant et consolidé s'analyse comme suit :

	2005				2004			
	Total	Engagements de retraite	Indemnité de fin de contrat	Autres sociaux	Total	Engagements de retraite	Indemnité de fin de contrat	Autres sociaux
CHARGE AU COMPTE DE RÉSULTAT								
Coûts des services rendus de l'exercice	5 517	1 369	2 364	1 784	4 673	1 005	1 982	1 686
Charges d'intérêts	1 626	401	478	747	1 784	380	513	892
Rendement escompté des actifs de couverture	(642)	-	-	(642)	(517)	-	-	(517)
Pertes et gains actuariels comptabilisés	(15)	25	49	(89)	-	-	-	-
Coût des services passés		-	-	-	-	-	-	-
Effet d'une réduction ou liquidation de régime		-	-	-	-	-	-	-
Curtailment	(1 416)	(1 277)	-	(139)	-	-	-	-
	5 070	519	2 890	1 661	5 940	1 385	2 494	2 061

4.14 Autres passifs long terme

Les autres passifs long terme correspondent aux passifs dont l'échéance est supérieure à 12 mois.

4.15 Fournisseurs et comptes rattachés

Les dettes auprès des fournisseurs s'élèvent à 53 258 milliers d'euros au 31 décembre 2005 contre 57 839 milliers d'euros au 31 décembre 2004.

4.16 Autres dettes courantes

Ce poste comprend essentiellement la part facturée d'avance des produits et services concourants au Chiffre d'affaires.

4.17 Dettes sur titres court terme

Les dettes sur immobilisations incluent principalement les dettes sur titres pour un total de 40 440 milliers d'euros principalement composé de compléments de prix dont 39 885 millions d'euros au titre de l'exercice 2005.

5. Notes relatives au compte de résultat

5.1 Information sectorielle au 31 décembre 2005

En application de la norme IAS 14 « Information sectorielle », le groupe est tenu de communiquer une information financière sectorielle par secteur géographique et par secteur d'activité et de déterminer selon les critères de l'IAS 14, lequel de ces deux axes (géographique ou activité) constitue le premier niveau d'information sectorielle. Après analyse, le premier niveau d'information sectorielle correspond aux secteurs géographiques et le second niveau aux secteurs d'activité.

Altran distingue :

- 4 zones géographiques au sein de la découpe sectorielle primaire :
  - **France,**
  - **Nord :** Allemagne, Autriche, Benelux, Suède, Suisse, Royaume Uni, Irlande,
  - **Sud :** Brésil, Espagne, Italie, Portugal, Andorre, Venezuela,
  - **Reste du monde :** Asie, Amérique du nord, Chine.

Les prestations réalisées par Altran Technologies ou les holding pays au profit des filiales opérationnelles font l'objet d'une refacturation selon des critères d'activité (Chiffre d'affaires et masse salariale), dans le cadre de dispositions légales et fiscales adaptées à chaque pays ;

- 4 secteurs d'activité au sein de la découpe sectorielle :
  - **Conseil en technologie et R&D,**
  - **Conseil en organisation et système d'information,**
  - **Conseil en stratégie et management,**
  - **Autres.**

Information sectorielle par zone géographique Au 31/12/2005

(en millions d'euros)	France	Nord	Sud	Reste du monde	Éliminations inter-secteur	Total Altran
CHIFFRE D'AFFAIRES						
Externe	668,4	398,2	275,3	92,6		1 434,5
Intersecteurs	15,7	15,6	3,8	3,1	(38,2)	0,0
Total Chiffre d'affaires	**684,1**	**413,8**	**279,1**	**95,7**	**(38,2)**	**1 434,5**
Total produits d'exploitation	684,3	415,6	280,1	95,7	(37,8)	1 437,9
Total charges d'exploitation	(649,9)	(380,0)	(261,4)	(91,2)	37,8	(1 344,7)
RÉSULTAT OPÉRATIONNEL COURANT						
Résultat opérationnel courant par zone	**34,4**	**35,6**	**18,7**	**4,5**	**-**	**93,2**
% Résultat opérationnel courant	**5,0 %**	**8,6 %**	**6,7 %**	**4,7 %**	**-**	**6,5 %**
Charges non allouées						
Résultat opérationnel	**(2,6)**	**20,7**	**10,3**	**0,4**	**-**	**28,8**
% Résultat opérationnel	**(0,4) %**	**5,0 %**	**3,7 %**	**0,4 %**		**2,0 %**
Coûts de l'endettement brut	(26,6)	(9,1)	(5,2)	(1,9)	18,6	(24,2)
dont charge d'intérêt relative à l'Océane 2009	(15,1)					(15,1)
Produits des équivalents de trésorerie	16,6	3,5	0,5	0,2	(18,6)	2,2
Coûts de l'endettement net	*(10,0)*	*(5,6)*	*(4,7)*	*(1,7)*	*-*	*(22,0)*
Autres produits financiers	14,7	1,7	1,0	0,5	-	17,9
Autres charges financières	(13,3)	(3,5)	(0,9)	(0,3)	-	(18,0)
Charges d'impôt	1,5	(0,7)	(4,2)	(2,8)	-	(6,2)
Résultat des sociétés mises en équivalence	-	-	-	(0,4)	-	(0,4)
Résultat net - Part groupe	**(9,7)**	**12,6**	**1,5**	**(4,4)**	**-**	**(0,0)**
AUTRES INFORMATIONS						
Actifs par zone	1 182,1	551,6	227,9	83,8	(705,2)	1 340,2
Actifs non alloués	-	-	-	-	-	-
Titres mis en équivalence	-	-	-	(0,5)	-	(0,5)
Total actif	**1 182,1**	**551,6**	**227,9**	**83,3**	**(705,2)**	**1 339,7**
Charges d'amortissement et de dépréciation par zone	**(3,4)**	**(3,6)**	**(0,1)**	**(2,0)**	**-**	**(9,2)**
Pertes de valeur comptabilisées au cours de l'exercice						**-**
en résultat	(2,8)	(18,1)	(0,4)	(5,1)	-	(26,4)
directement en capitaux propres	-	-	-	-	-	-
Reprises de pertes de valeur comptabilisées au cours de l'exercice						**-**
en résultat	-	-	-	-	-	-
directement en capitaux propres	-	-	-	-	-	-

Information sectorielle par zone géographique
Au 31/12/2004

(en millions d'euros)	France	Nord	Sud	Reste du monde	Éliminations inter-secteur	Total Altran
CHIFFRE D'AFFAIRES						
Externe	683,2	382,4	257,6	72,4		1 395,6
Intersecteurs	16,3	13,9	3,4	1,0	(34,5)	-
Total Chiffre d'affaires	699,5	396,3	261,0	73,4	(34,5)	1 395,6
Total produits d'exploitation	704,2	396,6	261,6	73,3	(34,7)	1 401,0
Total charges d'exploitation	(674,2)	(375,0)	(255,4)	(71,7)	34,7	(1 341,8)
RÉSULTAT OPÉRATIONNEL COURANT						
Résultat opérationnel courant par zone	**30,0**	**21,6**	**6,2**	**1,6**	-	**59,2**
% Résultat opérationnel courant	**4,3 %**	**5,5 %**	**2,4 %**	**2,2 %**	-	**4,2 %**
Charges non allouées	-	-	-	-	-	-
Résultat opérationnel	**26,7**	**42,0**	**0,7**	**1,0**		**70,3**
% Résultat opérationnel	**3,8 %**	**10,6 %**	**0,3 %**	**1,4 %**		**5,0 %**
Coûts de l'endettement brut	**(22,5)**	**(9,9)**	**(6,2)**	**(0,9)**	**17,8**	**(21,7)**
dont charge d'intérêt relative à l'Océane 2009	(15,8)					
Produits des équivalents de trésorerie	19,4	2,4	0,4	-	(17,8)	4,5
Coûts de l'endettement net	*(3,1)*	*(7,5)*	*(5,8)*	*(0,9)*	-	*(17,2)*
Autres produits financiers	3,3	5,7	1,0	0,3	(0,1)	10,3
Autres charges financières	(7,6)	(7,6)	(1,1)	0,5	0,2	(16,6)
Charges d'impôt	(15,3)	(13,1)	(5,9)	4,8	-	(29,5)
Résultat des sociétés mises en équivalence	-	-	-	(0,1)	-	(0,1)
Résultat net - Part groupe	4,0	19,5	(11,1)	4,5	-	16,9
AUTRES INFORMATIONS						
Actifs par zone	1 431,2	527,2	206,8	52,3	(657,6)	1 559,9
Actifs non alloués	-	-	-	-	-	-
Titres mis en équivalence	-	-	-	-	-	-
Total actif	1 431,2	527,2	206,8	52,3	(657,6)	1 559,9
Charges d'amortissement et de dépréciation par zone	**(7,6)**	**(2,4)**	**(0,0)**	**(1,7)**	**-**	**(11,7)**
Pertes de valeur comptabilisées au cours de l'exercice						
en résultat	(1,7)	(14,0)	(8,6)	(1,3)	-	(25,6)
directement en capitaux propres	-	-	-	-	-	-
Reprises de pertes de valeur comptabilisées au cours de l'exercice						
en résultat	-	-	-	-	-	-
directement en capitaux propres	-	-	-	-	-	-

La France intègre les filiales opérationnelles et le siège social du groupe regroupant les organes de direction et les services transverses.

Le Chiffre d'affaires de l'exercice 2005 s'établit à 1 434 473 milliers d'euros en croissance de 2,8 %.

La répartition du Chiffre d'affaires par zone géographique, correspondant au mode d'organisation interne du groupe, s'analyse ainsi (en milliers d'euros) :

Ce tableau présente les éliminations inter-secteur sur les quatre secteurs définis.

(en milliers d'euros)	Ytd 2005				Ytd 2004		
	Total Secteur	Eliminations intersecteurs	Total hors groupe	% CA	Total hors groupe	% CA	Var.
France	684 123	(17 046)	667 077	46,5 %	683 236	49,0 %	(2,4) %
Nord	413 801	(14 188)	399 613	27,9 %	382 406	27,4 %	4,5 %
Sud	279 107	(3 783)	275 324	19,2 %	257 624	18,5 %	6,9 %
Reste du Monde	95 692	(3 233)	92 459	6,4 %	72 369	5,2 %	27,8 %
Total	1 472 723	(38 250)	1 434 473	100,0 %	1 395 635	100,0 %	2,8 %

La répartition du Chiffre d'affaires par pays est la suivante :

	Ytd 2005	% CA	S2 2005	% CA	S1 2005	% CA	Ytd 2004	% CA	S2 2004	% CA	S1 2004	% CA
France	667 077	46,5 %	320 932	45,2 %	346 145	47,8 %	683 236	49,0 %	342 057	48,2 %	341 179	49,8 %
Allemagne	118 401	8,3 %	60 436	8,5 %	57 965	8,0 %	119 285	8,5 %	63 755	9,0 %	55 530	8,1 %
Autriche	7 019	0,5 %	3 705	0,5 %	3 314	0,5 %	8 229	0,6 %	4 371	0,6 %	3 858	0,6 %
Grande-Bretagne (Irlande)	94 337	6,6 %	50 462	7,1 %	43 875	6,1 %	90 518	6,5 %	46 711	6,6 %	43 807	6,4 %
Benelux	109 942	7,7 %	52 536	7,4 %	57 406	7,9 %	101 744	7,3 %	51 006	7,2 %	50 738	7,4 %
Suisse	41 202	2,9 %	20 378	2,9 %	20 824	2,9 %	38 366	2,7 %	18 907	2,7 %	19 459	2,8 %
Suède	28 712	2,0 %	14 054	2,0 %	14 658	2,0 %	24 264	1,7 %	11 715	1,6 %	12 549	1,8 %
Italie	130 946	9,1 %	65 762	9,3 %	65 184	9,0 %	126 365	9,1 %	61 209	8,6 %	65 156	9,5 %
Espagne	104 046	7,3 %	51 132	7,2 %	52 914	7,3 %	101 591	7,3 %	49 258	6,9 %	52 333	7,6 %
Portugal	18 369	1,3 %	9 368	1,3 %	9 001	1,2 %	12 935	0,9 %	7 481	1,1 %	5 454	0,8 %
Brésil (Venezuela)	21 963	1,5 %	13 117	1,8 %	8 845	1,2 %	16 733	1,2 %	11 524	1,6 %	5 209	0,8 %
Asie	13 428	0,9 %	7 674	1,1 %	5 754	0,8 %	12 162	0,9 %	5 031	0,7 %	7 131	1,0 %
USA	79 031	5,5 %	40 914	5,8 %	38 117	5,3 %	60 207	4,3 %	37 096	5,2 %	23 111	3,4 %
Total	1 434 473	100,0 %	710 470	100,0 %	724 003	100,0 %	1 395 635	100,0 %	710 121	100,0 %	685 514	100,0 %

Information sectorielle par secteur d'activité
Au 31 décembre 2005

	Conseil en technologie et R&D	Conseil en organisation et système d'information	Conseil en stratégie et management	Autres	Groupe
Chiffre d'affaires	677,8	447,7	186,6	122,4	**1 434,5**
Total Actif	381,9	168,0	115,6	674,0	**1 339,6**
Investissements corporels et incorporels	(0,8)	(1,7)	(1,1)	2,1	**(1,5)**

Information sectorielle par secteur d'activité
Au 31 décembre 2004

	Conseil en technologie et R&D	Conseil en organisation et système d'information	Conseil en stratégie et management	Autres	Groupe
Chiffre d'affaires	626,3	480,2	181,4	107,7	**1 395,6**
Total actif	363,9	190,5	116,8	888,7	**1 559,9**
Investissements nets corporels et incorporels	3,0	(2,2)	(0,3)	2,5	**3,1**

5.2 Chiffre d'affaires

Le Chiffre d'affaires se décompose comme suit :

	2005	2004	Variation
Ventes de biens	4 071	4 843	(15,9%)
Prestations de services	1 428 356	1 388 373	2,9 %
Redevances	2 046	2 417	(15,3%)
Total	1 434 473	1 395 633	2,8 %

Pour 2005, le Chiffre d'affaires relatif aux contrats au forfait s'élève à 183 534 milliers d'euros.

5.3 Charges externes

Au 31 décembre 2005, les charges externes se décomposent comme suit :

		2005	2004	2005 vs 2004
Total charges externes		309 515	295 585	4,7 %
	% CA	21,6 %	21,2 %	
Sous traitance		96 033	86 950	10,4 %
	% CA	6,7 %	6,2 %	
Red. CB		5 130	6 102	(15,9) %
	% CA	0,4 %	0,4 %	
Loc. simples et ch. ext.		55 986	55 500	0,9 %
	% CA	3,9 %	4,0 %	
Formation		7 129	7 447	(4,3) %
	% CA	0,5 %	0,5 %	
Honoraires et services ext.		45 523	46 069	(1,2) %
	% CA	3,2 %	3,3 %	
Transports voyages déplacements		63 236	55 648	13,6 %
	% CA	4,4 %	4,0 %	
Autres achats et services extérieurs		36 478	37 869	(3,7) %
	% CA	2,5 %	2,7 %	

Les charges externes ont augmenté de 4,7 % en raison de la sous-traitance (+ 10,4%) et des voyages et déplacements (+ 13,6%).

Le montant de charges de location simple au titre de l'exercice 2005 s'élève à 55 986 milliers d'euros (2004 : 55 500 milliers d'euros). Le groupe est engagé dans des contrats de locations simples (essentiellement des baux immobiliers). Aucun engagement de location simple ne prévoit de loyers conditionnels d'options de renouvellement concernant les dividendes, l'endettement complémentaire ou les locations additionnelles).

Les sous-locations au titre des locations non résiliables s'élèvent à 674 milliers d'euros.

L'analyse par échéance des engagements donnés par le groupe au 31 décembre 2005 sur les locations non résiliables est présentée en section 7.

5.4 Charges de personnel

Au 31 décembre 2005, les charges de personnel se décomposent comme suit :

	Décembre 2005	Décembre 2004	Variation	Note
Charges de personnel	974 537	977 717	(3 180)	
Participation des salariés	7 723	8 191	(468)	
Total	**982 260**	**985 908**	**(3 648)**	
Charges relatives à des paiements en actions	4 139	2 478	1 661	a
Avantages du personnel long terme	5 070	5 940	(870)	
Total	**991 469**	**994 326**	**(2 857)**	

Les charges de personnel sont en ligne avec l'évolution des effectifs et incluent la participation légale des salariés pour un montant de 7 723 milliers d'euros.

Note a Paiements en actions

Le Conseil d'Administration du 15 juin 2005 et le Directoire du 20 décembre 2005 ont décidé l'attribution d'options de souscription d'actions conformément à l'autorisation accordée par l'Assemblée Générale Ordinaire et Extraordinaire du 28 juin 2004 pour un nombre total de titres de 340 000 et 2 630 000.

Au 31 décembre 2005, les principales caractéristiques des plans sont les suivantes :

Plan d'options de souscriptions d'actions	Plan 2001(*)	Plan 2003(*)	Plan 2003(*)	Plan 2004	Plan 2005	Plan 2005
Date d'Assemblée	17/06/1999	17/06/1999	17/06/1999	28/06/2004	28/06/2004	28/06/2004
Date du Conseil d'Administration ou du Directoire	10/10/2001	11/03/2003	24/06/2003	29/06/2004	15/06/2005	20/12/2005
Nombre total d'actions pouvant être souscrites à la date d'octroi	642 880	3 948 993	336 191	2 762 000	340 000	2 630 000
dont mandataires sociaux	-	186 785	-	80 000	200 000	210 000
dont nombre d'actions pouvant être souscrites par les 10 personnes les mieux rémunérés incluant le Comité de Direction	85 708	875 218	106 734	510 000	140 000	635 000
Nombre d'actions souscrites au 31 décembre 2005	-	-	-	-	-	-
Options échues au cours de la période						
Point de départ d'exercice des options	10/10/2005	12/03/2007	25/06/2007	30/06/2008	16/06/2009	21/12/2009
Date d'expiration	10/10/2006	11/03/2011	24/06/2008	29/06/2012	15/06/2013	20/12/2013
Prix de souscription (en euros)	39,34	2,97	6,73	9,37	7,24	9,62

(*) Après ajustement des plans d'options de souscription d'actions à la suite de l'augmentation de capital en numéraire avec maintien du droit préférentiel de souscription du 23 décembre 2003, afin de tenir compte de l'émission de 20,8 millions d'actions nouvelles.

La charge au titre de l'exercice s'élève à 4 139 milliers d'euros (2 478 milliers d'euros pour l'exercice 2004).

Les options ont été évaluées à la date d'octroi sur la base d'un modèle d'évaluation d'option de type Black-Scholes sur la base d'une volatilité implicite de 35 %. La volatilité implicite correspond à la volatilité attendue de l'Océane 2009 , émise en juillet 2004.

Les autres paramètres retenus pour le calcul de cette charge sont :

- taux de distribution du résultat : 0 % ;
- taux de placement sans risque : 2,9 % ;
- la durée d'exercice moyenne :
  - 6 ans pour les plans octroyés le 11 mars et 24 juin 2003, 15 juin 2005, 21 décembre 2005,
  - 4 ans pour le plan du 29 juin 2004.

Note b Avantages du personnel long terme (cf. 4.13)

5.5 Dotations aux amortissements et provisions nettes

	Décembre 2005	Décembre 2004
Amortissements des immobilisations incorporelles et corporelles	(15 575)	(17 797)
Provisions sur actif circulant	4 367	2 637
Provisions pour risques et charges	1 992	3 416
	(9 216)	(11 744)
Provisions pour restructuration (non récurrent)	(33 065)	-

5.6 Autres produits et charges opérationnels non récurrents

	2005	2004
Produits nets de cession de la pépinière Cambridge Consultants Ltd	11 075	33 408
Produits de cession d'activité Fagro Belgique	1 284	
Résultat de cession des immobilisations corporelles	(748)	(386)
Résultat de cession et liquidation des titres consolidés	(2 757)	2 350
Reprises provisions litiges fiscales	2 931	
Badwills ADL Venezuela		2 216
Indemnités litiges anciens vendeurs	1 710	
Garantie de passif filiale anglaise	280	
Autres	973	(986)
Charges de restructuration	(19 646)	
Provisions de restructuration	(33 065)	
Total	(37 963)	36 602

Cession CSR et Inca

Au cours de l'exercice 2004, Cambridge Consultants Ltd (CCL) avait cédé au cours de ventes successives 86,44 % des titres CSR qu'elle détenait. Lors du 1er semestre 2005, CCL a cédé 13,66 % des titres restant et la totalité des titres Inca.

La cession des titres CSR et Inca a dégagé un produit de cession d'un montant de 13 801 milliers d'euros et une charge de personnel non récurrente d'un montant 2 726 milliers d'euros. En vertu d'un accord interne conclu antérieurement à l'acquisition de CCL par Altran, les salariés de la société bénéficient de 20 % de la plus-value dégagée, montant porté en déduction du produit de cession enregistré dans les produits et charges opérationnelles non récurrentes.

Cession de l'activité Fagro Belgique

En septembre 2005, la cession de l'activité de Fagro Belgique a généré un profit de 1 284 milliers d'euros.

Litige avec les anciens vendeurs d'une filiale portugaise

Au 31 décembre 2004, le groupe était en arbitrage avec l'un de ses anciens dirigeants d'une de ses filiales portugaises, à qui il était reproché un détournement de clientèle et une sollicitation abusive de salariés. Suite à la transaction intervenue entre ce dirigeant et le groupe en 2005, un produit non récurrent a été comptabilisé pour un montant de 1 710 milliers d'euros.

Résultat de cession et de liquidation des titres consolidés (cf. 3.5)

Reprises de provisions pour litiges fiscales

Par respect du principe de prudence, lors de l'acquisition d'Arthur D. Little et d'autres sociétés en 2002, le groupe avait constitué des provisions pour risque fiscal, qui ont bénéficié d'une prescription en 2005.

Coûts de restructuration (cf. 3.3)

5.7 Coût de l'endettement financier net

	Décembre 2005	Décembre 2004
PRODUITS DE TRÉSORERIE ET D'ÉQUIVALENTS DE TRÉSORERIE		
Produits d'intérêts générés par la trésorerie et les équivalents de trésorerie	1 466	2 359
Résultat de cession d'équivalents de trésorerie	783	2 128
	2 249	4 487
COÛT DE L'ENDETTEMENT FINANCIER BRUT		
Charges d'intérêts relatifs aux emprunts obligataires	(15 171)	(15 772)
Charges d'intérêts sur autres opérations de financement	(9 038)	(5 837)
	(24 209)	(21 609)
Coût de l'endettement financier net	**(21 960)**	**(17 122)**

Le coût de l'endettement financier net de 21 960 milliers d'euros inclut principalement les intérêts sur l'emprunt obligataire pour 15 171 milliers d'euros et des intérêts sur découverts et crédits moyen terme pour 9 038 milliers d'euros.

5.8 Autres produits et charges financières

	Décembre 2005	Décembre 2004
PRODUITS FINANCIERS		
Profit sur cession des autres immobilisations financières	207	
Produits financiers d'actualisation	225	120
Profit sur dérivés de trading	214	
Gain de change	16 380	9 568
Reprise de provision sur autres immobilisations	430	237
Autres produits financiers	487	346
	17 943	**10 271**
CHARGES FINANCIÈRES		
Dépréciation des titres non consolidés et des autres actifs financiers non courants	(1 188)	(564)
Perte de change	(14 924)	(14 365)
Charges financières d'actualisation	(1 164)	(308)
Perte sur dérivés de trading	(85)	
Autres charges financières	(673)	(1 322)
	(18 034)	**(16 559)**

Opérations de change à terme

Nature du contrat	Échéance	Montant notionnels en milliers de devises	Juste valeur des instruments de couverture en milliers d'euros
Achat GBP	01/01/2006	10 000	214

La variation de juste valeur de cette couverture de change est comptabilisée au compte de résultat en autres produits financiers pour un montant de 214 milliers d'euros.

5.9 Charges d'impôts

Impôts différés actifs et passifs

La variation nette des impôts différés au bilan est la suivante :

(en milliers d'euros)	2004	Impact P&L	Autres variations	Impact Capitaux propres	Variations de périmètre	Écarts de conv.	2005
I.D.A	59 423	8 914	(2 173)	(8 372)	(26)	704	58 468
I.D.P	6 014	2 601	(680)	0	143	187	8 265
Total	53 408	6 313	(1 493)	(8 372)	(170)	517	50 203
Produits d'impôts différés	**1 608**						**6 313**

Les impôts différés enregistrés en capitaux propres durant l'exercice sont les suivants :

(en milliers d'euros)	
Réserve de juste valeur en application des normes IAS 32/39 au 1er janvier 2005	(8 372)
Total	(8 372)

Les déficits fiscaux reportables dont l'imputation sur les bénéfices futurs est probable s'élèvent à 128 330 milliers d'euros. Leur activation représente une économie d'impôts de 42 069 milliers d'euros.

Les déficits fiscaux n'ayant pas donné lieu à comptabilisation d'actifs d'impôts différés en raison du caractère incertain de leur récupération se montent à :

(en milliers d'euros)	
PERTES FISCALES	
- dont expirant à moins de 1 an	0
- dont expirant entre 1 à 5 ans	8 870
- dont expirant à plus de 5 ans	60 811
- sans échéance	65 304
Total	134 985

Le détail des actifs et passifs d'impôts différés à la fin de l'exercice est le suivant :

(en milliers d'euros)	2005	2004
IMPÔTS DIFFÉRÉS ACTIFS PAR NATURE DE DIFFÉRENCE TEMPORELLE		
Avantages du personnel	15 586	10 771
Autres actifs et passifs	2 193	4 388
Autres	3 013	8 136
Déficits fiscaux récupérables	42 069	37 906
	62 862	61 201
IMPÔTS DIFFÉRÉS PASSIFS PAR NATURE DE DIFFÉRENCE TEMPORELLE		
Immobilisations	(11 636)	(7 020)
Provisions pour risques et charges	(1 021)	(773)
	(12 657)	(7 793)
Actifs nets	50 204	53 408

Impôts sur le résultat

La charge d'impôt s'analyse comme suit :

(en milliers d'euros)	
IMPÔTS COURANTS	
- au titre de l'exercice	(14 768)
- ajustement sur impôt courant au titre des exercices antérieurs	(556)
- autres impôts exigibles sur le résultat	(6 854)
- Impact du non assujettissement à l'impôt courant	9 539
- Carry back	14
IMPÔTS DIFFÉRÉS	
- Impôts différés liés aux variations de bases	13 650
- Impôts différés liés aux variations de taux	(3 066)
- Impact d'impôts au titre d'exercices antérieurs non comptabilisés précédemment et utilisés pour réduire la charge d'impôt de l'exercice	(999)
- Impact de la désactivation des déficits	(3 272)
Crédits d'impôt famille et mécénat	145
Total	**(6 166)**

Les différences entre l'impôt sur les sociétés pris en charge et l'impôt théorique obtenu en appliquant le taux d'imposition français sont les suivantes :

(en milliers d'euros)	
Résultat net du groupe	231
Quote-part des sociétés mises en équivalence	(393)
Intérêts des minoritaires	17
Résultat avant impôt et dépréciation des écarts d'acquisition	**33 237**
Charge d'impôt théorique au taux de la maison mère (33,833 %)	(11 245)
- Autres impôts exigibles sur le résultat	(6 854)
- Non activation de déficits reportables	(3 272)
- Différentiel de taux des pays étrangers	(332)
- Autres différences permanentes	15 538
Impôt effectif constaté	**(6 166)**
Taux d'impôt effectif	*19 %*

Les autres différences permanentes correspondent notamment à l'annulation de l'imposition de la plus-value de cession des titres CSR en 2004 pour un montant de 9,9 millions d'euros et la non imposition de la plus-value de cession des titres CSR en 2005 pour un montant de 4 millions d'euros.

Le produit d'impôt différé s'analyse ainsi :

(en milliers d'euros)	
Décalages temporaires	(2 789)
Déficits fiscaux	7 560
Retraitements de consolidation	1 542
Total	**6 313**

6. Suivi des litiges significatifs et passifs éventuels

Un litige oppose trois sociétés du groupe à Ilyad Value. Le groupe réclame à Ilyad Value le solde des paiements dus (3,5 millions d'euros), relatifs aux études et modules de formation cédés à Ilyad en 2001. La créance détenue par le groupe sur Ilyad Value a été provisionnée à 100 %. Ilyad Value, quant à elle, réclame le remboursement des montants qu'elle a payés au groupe, majorés des intérêts de retard. Le groupe estime, sur avis de ses conseils, que la réclamation d'Ilyad Value est sans fondement. Il semblerait qu'Ilyad Value ait déposé en mars 2003 une plainte avec constitution de partie civile visant la société Altran Technologies et relative à des contrats de prestation de

services conclus entre les sociétés Altran Technologies et Ilyad Value à la fin de l'année 2001. La société Altran Technologies ne dispose d'aucune information sur cette procédure.

- À la suite de la révocation de leurs mandats respectifs, deux anciens dirigeants d'une filiale du groupe (Altiam), acquise au cours de l'année 2002, ont assigné la société Altran Technologies devant le Tribunal de Commerce et lui réclament une somme d'environ 10 millions d'euros, à titre de complément d'earn-out et de dommages et intérêts. La société Altran Technologies a, pour sa part, assigné ces deux anciens dirigeants devant le Tribunal de Commerce pour dol lors de la cession des actions de la filiale, et sollicite la restitution du prix payé lors de l'acquisition de la filiale et le paiement de dommages et intérêts. Les demandes formées par la société Altran Technologies s'élèvent, en l'état à 6 millions d'euros. Le Tribunal de Commerce n'a pas fait droit aux demandes d'Altran Technologies et a condamné cette dernière à verser un complément d'earn-out au titre de l'année 2003. Le Tribunal de Commerce a, par ailleurs, prononcé le sursis à statuer sur la demande en paiement du second complément de prix. Le litige avait fait l'objet d'une provision dans les comptes arrêtés au 31 décembre 2003.

- La société Altran Technologies a été assignée en août 2001 par la société The-e-Consulting Group (ECG) devant le Tribunal de Commerce de Paris en paiement d'une somme d'environ 2,3 millions d'euros à titre de dommages et intérêts. Cette procédure fait suite à la décision de la société Altran Technologies, prise en juin 2001, de ne pas prendre de participation dans le capital d'ECG, décision considérée par ECG comme fautive et susceptible d'engager la responsabilité de la société Altran Technologies.

  Cette procédure a été reprise par le liquidateur d'ECG après la liquidation judiciaire d'ECG intervenue en septembre 2001.

  La procédure est toujours en cours et aucune décision sur le fond n'a été rendue à ce jour.

  Par ailleurs, certains Actionnaires d'ECG ont également assigné la société Altran Technologies devant le Tribunal de Commerce de Paris en août 2001, en paiement d'une somme d'environ 3 millions d'euros à titre de dommages et intérêts. De même que le liquidateur d'ECG, ces Actionnaires reprochent à Altran Technologies sa décision de ne pas prendre de participation dans le capital d'ECG.

  Cette procédure distincte est toujours en cours et aucune décision sur le fond n'a été rendue à ce jour.

- La Commission des Opérations de Bourse (devenue AMF) a ouvert à l'été 2002 une enquête sur l'évolution du cours du titre Altran Technologies.

  La société a reçu notification de griefs et a déposé ses observations en défense, en octobre 2004.

  Dans cette procédure, la société encourt une sanction administrative maximum de 1,5 million d'euros.

  Le dossier est toujours en cours d'instruction.

- Les travaux d'approfondissement effectués par l'ancien collège des Commissaires aux comptes sur les comptes 2001 et du premier semestre 2002 ont donné lieu à des ajustements sur les comptes du premier semestre 2002.

  Une enquête préliminaire a alors été ouverte par le Parquet de Paris, enquête convertie en instruction à compter de janvier 2003 des chefs d'abus de biens sociaux, faux et diffusion de fausses informations de nature à agir sur les cours.

  La société Altran Technologies s'est constitué partie civile en février 2003 et a été mise en examen en avril 2005 des chefs de faux et usage de faux et diffusion d'informations trompeuses de nature à agir sur les cours sans que cette mise en examen ne remette en cause la constitution de partie civile. Cette instruction est toujours en cours à ce jour.

  La saisine du magistrat instructeur a été étendue une première fois en juin 2004 pour viser le délit de présentation de comptes ne donnant pas une image fidèle de la société. Elle a été étendue une seconde fois en septembre 2004 pour viser le délit d'initié. Dans le cadre de cette instruction, plusieurs anciens dirigeants et actuels cadres de la société ont été mis en examen.

  Dans le cadre de cette instruction, treize personnes physiques ou morales se sont constitué parties civiles.

  En outre, une plainte avec constitution de partie civile a été déposée par l'APPAC.

  Par ailleurs, la société Altran Technologies a déposé en février 2003 une plainte avec constitution de partie civile en raison des faits de déstabilisation et de manipulation de cours dont elle s'estime victime depuis le début de l'année 2002.

  L'instruction de cette plainte en déstabilisation a fait l'objet d'une ordonnance de non-lieu en date du 6 décembre 2005.

  Enfin, deux plaintes avec constitution de partie civile ont été déposées en octobre 2004 à l'encontre de certains dirigeants par les anciens Commissaires aux comptes visant toutes deux le même délit d'entrave aux fonctions de Commissaire aux comptes.

- Un dirigeant d'une filiale du groupe (Imnet) a assigné la société Altran Technologies pour manquement à son obligation de loyauté, réticence dolosive et exécution de mauvaise foi du contrat d'acquisition de cette filiale. Cette assignation n'a, à ce stade très peu avancé de la procédure, pas encore fait l'objet de provisions.

- En France, le groupe est en situation contentieuse avec plusieurs de ses anciens salariés qui contestent les motifs de leurs licenciements.

- La société Altran Technologies ainsi que la Fondation Altran ont été assignées par un ancien dirigeant du groupe pour licenciement

abusif et révocation vexatoire. Ces deux litiges ont fait l'objet de provisions dans les comptes au 31 décembre 2005.

- En Espagne, le groupe est impliqué dans deux litiges significatifs :

  La holding espagnole du groupe, est en contentieux avec d'anciens dirigeants d'une de ses filiales sur le montant de l'earn-out qui leur a été payé. Il leur est également reproché un détournement d'activité vers des sociétés satellites qu'ils contrôlent et le débauchage de salariés du groupe par ces mêmes sociétés satellites.

  Un certain nombre de ces dirigeants ont intenté une action contre cette filiale pour licenciement abusif.

  En parallèle, plusieurs actions pénales ont été diligentées par les autorités espagnoles contre certains de ces dirigeants pour fraude et tentatives d'intimidation.

  Le litige a fait l'objet de provisions dans les comptes arrêtés au 31 décembre 2004.

  Par ailleurs, la holding espagnole du groupe a intenté une action contre deux anciens dirigeants d'une autre filiale afin d'obtenir le remboursement d'earn-out, ainsi que des dommages pour dol lors de la cession de leurs actions. Le montant de la demande du groupe s'élève à environ 4 millions d'euros. Le tribunal de première instance a fait droit à l'essentiel de cette demande. Les parties adverses ont fait appel de ce jugement. Aucun produit n'a été constaté dans les comptes du fait de cet appel.

- En Suisse, le groupe a déposé plainte contre les anciens dirigeants de l'une de ses filiales, afin d'obtenir de ces derniers, notamment le remboursement d'earn-out trop payés au titre des exercices antérieurs.

  Ces mêmes faits ont fait l'objet de révélations au Parquet par les Commissaires aux comptes de la société.

  Le montant total des provisions destinées à couvrir l'ensemble des litiges du groupe s'élève à 14,3 millions d'euros au 31 décembre 2005.

À la connaissance de la société, il n'existe pas d'autre litige, arbitrage ou fait exceptionnel susceptible d'avoir une incidence significative sur la situation financière, le résultat, l'activité et le patrimoine de la société et du groupe.

7. Engagements hors bilan

- Tous les engagements commerciaux et bancaires en date du 31 décembre 2005 sont synthétisés dans le tableau suivant :

(en milliers d'euros)	Total 31/12/04	À moins d'un an	D'un à cinq ans	À plus de 5 ans	Total 31/12/05
ENGAGEMENTS DONNÉS					
- cautions, avals et garanties donnés	51 130	17 711	38 501	14 884	70 915
- dettes garanties par des sûretés réelles	68				
- effets escomptés non échus	-				-
- paiements minimaux au titre de la location simple (cf. 5.3)	103 619	14 461	32 078	21 099	67 638
- clause de non-concurrence en faveur d'anciens salariés :					
* montant brut	1 867	715	340		1 055
* charges sociales relatives à la clause de non-concurrence en faveur d'anciens salariés	653	250	120		370
- titres de participation (cf. ci-dessous)					
Complément de prix d'acquisition variable en fonction des résultats futurs de la société acquise sur une période en général de cinq ans					
ENGAGEMENTS REÇUS					
- cautions, avals et garanties reçus	Néant				Néant

- L'engagement hors bilan constaté au titre du Droit Individuel à la Formation pour l'ensemble du groupe est estimé à 232 milliers d'heures.
- Complément de prix d'acquisition variable en fonction des résultats futurs de la société acquise sur une période en général de cinq ans.

Rappel du principe des earn-out :

- les acquisitions du groupe sont acquittées au travers d'un paiement initial fixe et d'un programme d'earn-out de 5 années en général ;
- s'il n'y a pas de hausse du résultat net une année donnée par rapport au plus haut niveau historique il n'y a pas de paiement de earn-out au titre de l'année considérée, sauf pour les sociétés ayant accepté la nouvelle formule d'earn-out ;

- courant 2003 Altran a proposé aux sociétés sous earn-out d'adapter le programme d'earn-out afin qu'il intègre une dimension relative à la génération de trésorerie de ces sociétés. Ainsi il a été proposé aux bénéficiaires d'earn-out de modifier la formule de calcul de l'earn-out ; le coefficient appliqué à l'accroissement du résultat contre :
  - le versement d'un pourcentage fixe du résultat net,
  - le décaissement de l'earn-out en fonction de l'évolution du compte clients de la société. Ainsi une société ayant un compte clients représentant 90 jours de Chiffre d'affaires percevra 75 % de l'earn-out auquel elle aurait droit compte tenu de ses résultats, le solde de l'earn-out étant payé une fois le compte clients effectivement recouvré.

Pour les sociétés étant toujours sous l'ancienne formule d'earn-out, le mécanisme de calcul de celui-ci est illustré dans le schéma ci-après :


Earn-out
Earn-out
Pas d'Earn-out
Earn-out
Résultat net
N
N+1
N+2
N+3
N+4
Année

Afin d'évaluer les montants d'earn-out qui pourraient être payés dans les années à venir Altran a procédé à un exercice d'évaluation des earn-out futurs basée sur des hypothèses qui sont détaillées ci-après.

Le groupe a utilisé trois hypothèses de croissance des résultats des sociétés sous earn-out en partant des projections internes pour l'exercice 2006 :

- hypothèse de 5 % de croissance des résultats chaque année à partir de 2007 ;
- hypothèse de 10 % de croissance des résultats chaque année à partir de 2007 ;
- hypothèse de 15 % de croissance des résultats chaque année à partir de 2007.

Enfin dans l'ensemble des projections ci-dessous il est à noter qu'Arthur D. Little est considéré comme un ensemble de sociétés.

Hypothèse de 5 % de croissance des résultats nets des sociétés sous earn-out


27,5
Profit total cumulé des sociétés sous Earn-out entre 2006 et 2008 : 42,5 M€
Earn-out cumulé à payer entre 2007 et 2009 : 15,6 M€
20
15,0
11,0
10
4,6
0
2006
2007
2008
Hypothèse de résultat net des sociétés sous Earn-out
Hypothèse d'Earn-out à payer en n+1
Nombre de sociétés sous Earn-out

Hypothèse de 10 % de croissance des résultats nets des sociétés sous earn-out


27,5
Profit total cumulé des sociétés sous Earn-out entre 2006 et 2008 : 43,2 M€
Earn-out cumulé à payer entre 2007 et 2009 : 16,9 M€
20
15,7
11,0
10
5,9
0
2006
2007
2008
Hypothèse de résultat net des sociétés sous Earn-out
Hypothèse d'Earn-out à payer en n+1
Nombre de sociétés sous Earn-out

Hypothèse de 15 % de croissance des résultats nets des sociétés sous earn-out


27,5
Profit total cumulé des sociétés sous Earn-out entre 2006 et 2008 : 43,9 M€
Earn-out cumulé à payer entre 2007 et 2009 : 18,3 M€
20
16,4
11,0
10
7,3
0
2006
2007
2008
Hypothèse de résultat net des sociétés sous Earn-out
Hypothèse d'Earn-out à payer en n+1
Nombre de sociétés sous Earn-out

Ces scenarii ont pour objectif de permettre aux Actionnaires et investisseurs de bâtir leurs hypothèses de décaissements au cours des prochains exercices, liés aux acquisitions déjà réalisées.

Il est à noter qu'au cours de l'exercice 2005, il a été mis fin aux contrats d'earn-out de sept sociétés par anticipation moyennant un « exit payment » négocié entre les parties, ramenant ainsi le nombre de sociétés bénéficiant d'earn-out de 27 à 20 pour l'exercice 2006

Il est à noter, que 19 sociétés sous earn-out sont sous la nouvelle formule des contrats d'earn-out.

Ces aménagements ont pour objectif d'améliorer la couverture par les cash-flows générés par les sociétés sous earn-out des paiements acquittés en leur faveur.

8. Transactions entre parties liées

Transactions avec les principaux dirigeants

Les rémunérations brutes et avantages de toute nature versés aux mandataires sociaux par la société, ainsi que par les sociétés filles et petites filles se sont élevés au titre de l'exercice 2005 à 1 588 438 euros.

Membres du Directoire

Monsieur Christophe AULNETTE – Président du Directoire (à compter du 23 mars 2005)

Rémunération brute versée par la société en 2005 au titre de son mandat social : 313 050 €.

Rémunération brute versée par une société contrôlée au titre de son mandat social : Néant.

Rémunération brute variable relative à l'exercice 2005 versée en février 2006 par la société au titre de son mandat social : 280 000 €.

Rémunération brute exceptionnelle versée par la société au titre de son mandat social : Néant.

Avantages en nature versés par la société au titre de son mandat social : Néant.

Les critères d'allocation de la rémunération variable qui correspond à une enveloppe totale de 300 000 euros s'articulent autour des trois axes suivants :

- 100 000 euros relatifs à la progression de l'EBIT ;
- 100 000 euros relatifs à l'augmentation de la marge ;
- 100 000 euros relatifs à la mise en place de la stratégie du groupe.

Monsieur Christophe AULNETTE, dont le contrat de travail a été suspendu lors de la prise d'effet de son mandat social, bénéficiera en cas de rupture de son contrat de travail lorsque ce dernier sera à nouveau en vigueur à l'issue de son mandat social, d'une indemnité équivalente à (i) 36 mois de rémunération totale, si la rupture intervient au cours des 24 premiers à compter de la date d'entrée en vigueur de son contrat de travail, (ii) 24 mois de rémunération totale si la rupture intervient au cours des 24 mois suivants.

Monsieur Éric ALBRAND – Membre du Directoire

Rémunération brute versée en 2005 par la société au titre de son mandat social : 360 381 €.

Rémunération brute versée par une société contrôlée au titre de son mandat social : Néant.

Rémunération brute variable relative à l'exercice 2005 versée en février 2006 par la société au titre de son mandat social : 260 000 €.

Solde de la partie variable due au titre de l'exercice de 2004 et versée en février 2005 par la société : 80 000 €.

Avantages en nature versés par la société au titre de son mandat social : Néant.

Les critères d'allocation de la rémunération variable qui correspond à une enveloppe totale de 300 000 euros s'articulent autour des quatre axes suivants :

- 75 000 euros relatifs à la progression de l'EBIT ;
- 75 000 euros relatifs à la mise en place de contrôles internes ;
- 75 000 euros relatifs à l'amélioration de la situation de la trésorerie ;
- 75 000 euros relatifs à la contribution à la stratégie du groupe.

Monsieur Éric ALBRAND dont le contrat de travail a été suspendu lors de la prise d'effet de son mandat social, bénéficiera en cas de rupture de son contrat de travail lorsque ce dernier sera à nouveau en vigueur à l'issue de son mandat social, d'une indemnité équivalente à 24 mois de rémunération totale.

9. Expositions au risque de change et de taux d'intérêt

9.1 Risque de liquidité

Depuis fin 2002, le groupe travaillait à la mobilisation des ressources nécessaires pour faire face au remboursement des Océanes émises en juillet 2000 et remboursable au 1er janvier 2005.

Ce plan de refinancement passait, dans un premier temps, par la mobilisation des ressources internes du groupe :

- mobilisation du compte clients ;
- centralisation de la trésorerie disponible dans les filiales ;
- redressement des marges.

Dans un deuxième temps, le groupe a cherché des ressources externes afin d'améliorer sa liquidité et d'accroître la duration moyenne de sa dette.

Pour cela, le groupe a procédé à deux opérations d'appel public à l'épargne au travers d'une augmentation de capital de 150 millions d'euros en décembre 2003 et l'émission en juillet 2004 d'obligations convertibles d'échéance 1er janvier 2009 pour un montant de 230 millions d'euros.

Enfin, le groupe a signé le 22 décembre 2004 avec ses trois principales banques BNP Paribas, Crédit Agricole Île de France et Société Générale la mise en place de lignes de crédit pour 150 millions d'euros.

Cet accord est la traduction des engagements pris par ces banques lors de l'augmentation de capital de décembre 2003.

Les ratios financiers que le groupe doit respecter pour avoir accès à ces lignes de crédit sont les suivants :

Date du test	Ratio consolidé de gearing[1]	Ratio consolidé de levier financier[2]
31 décembre 2004	1,40	5,0
31 décembre 2005	1,15	3,5
31 décembre 2006	1,00	3,0
31 décembre 2007	1,00	2,5
31 décembre 2008	1,00	2,0
31 décembre 2009	1,00	2,0

(1) Gearing = dette financière nette/Fonds propres consolidés.
(2) Ratio consolidé de levier financier = dette financière nette/EBITDA hors participation des salariés.

Ces deux ratios font appel à deux notions contractuelles dites de la dette financière nette et de « l'EBITDA hors participation » définis comme suit :

Dette financière nette = dette nette hors participation des salariés et intérêts courus sur dettes obligataires.

EBITDA hors participation = Excédent brut d'exploitation avant participation des salariés.

Le groupe en accord avec ses 3 banques a aménagé la méthode de calcul des ratios financiers afin de tenir compte de la modification des règles comptables applicables à l'emprunteur à la suite de la mise en place des normes comptable IFRS/IAS à compter du 1er janvier 2005. Les ratios financiers maximums présentés ci-dessus demeurent inchangés.

Les ratios financiers du groupe sont au 31 décembre 2005 :

Dette financière nette/fonds propres	1,02
Dette financière nette/Ebitda avant participation	2,79

Dans le cadre de cet accord de crédit le groupe a pris d'autres engagements à l'égard des trois banques signataires dont les principaux sont :

- limitation des sommes décaissées pour les nouvelles acquisitions à 30 millions d'euros par exercice social ;
- limitation des cessions d'actifs à 10 millions d'euros par exercice social et ce hors cessions autorisées.

La société n'a pas à respecter d'autres covenants significatifs sur ses lignes de crédit utilisées.

Les lignes de crédit moyen terme du groupe s'amortissent selon le tableau suivant :

	Décembre 04	Juin 2005	Décembre 05	Juin 2006	Décembre 06	Juin 2007	Décembre 07	Juin 2008	Décembre 08	Juin 2009	Décembre 09
CADIF Taux fixe	20 631	18 592	16 493	14 334	12 112	9 826	7 473	5 053	2 562	0	0
CADIF Taux variable	50 000	45 000	40 000	35 000	30 000	25 000	20 000	15 000	10 000	5 000	0
BNP Paribas variable	40 000	36 000	32 000	28 000	24 000	20 000	16 000	12 000	8 000	4 000	0
SG variable	40 000	36 000	32 000	28 000	24 000	20 000	16 000	12 000	8 000	4 000	0
Total	150 631	135 592	120 493	105 334	90 112	74 826	59 473	44 053	28 562	13 000	0

Par ailleurs le groupe a des lignes de crédit moyen terme représentant 72 293 millions d'euros, ouvertes au travers de certaines de ses filiales.

Il est rappelé que concernant l'obligation convertible 2009 émise en juillet 2004 il n'existe aucun covenant attaché à ce produit.

9.2 Risque de taux

Au 31 décembre 2005, la dette nette du groupe est de 336,99 millions d'euros constituée principalement d'une obligation convertible de 230 millions d'euros à taux fixe de 3,75 % remboursable le 1er janvier 2009. Une variation des taux a donc un impact négligeable et le groupe n'a pas mis en place de politique de couverture du risque des taux.

Les éléments relatifs à l'échéancier des emprunts et dettes financières figurent dans le tableau suivant.

(en millions d'euros)	À moins d'1 an	1 an à 5 ans	Plus de 5 ans
Passifs financiers	(203)	(297)	0
Actifs financiers	163	0	0
Position nette avant gestion	(40)	(297)	0
Hors bilan – contrat de couverture de taux (cf. 4.11)	0	60	0
Position nette après gestion	(40)	(237)	0

9.3 Risque de change

L'essentiel des actifs en devises du groupe est constitué par ses participations dans les pays hors zone Euro (principalement États-Unis, Brésil, Royaume-Uni, Suède et Suisse).

Le montant des dettes financières contractées en devise hors zone Euro est nul au 31 décembre 2005.

En 2005, le groupe a réalisé un Chiffre d'affaires de 278,6 millions d'euros en dehors de la zone Euros. Les recettes et les coûts des prestations intellectuelles délivrées aux clients étant libellées dans les mêmes devises aucune politique de couverture du risque de change n'est mise en place dans le groupe.

(en milliers d'euros) Devise	Actif	Passif	Position nette	Cours au 31/12/05	Position nette en euro avant gestion	Hors bilan	Position nette en euro après gestion	Sensibilité(*)
USD								
GBP	0	(18 000)	(18 000)	0,6792	(26 501)	14 723	11 778	118
CHF								
SEK								
SGD								

(*) Sensibilité à une variation d'1 % de la devise.

9.4 Risque lié à la gestion de la dette obligataire convertible (Océanes)

Le 3 janvier 2005, le groupe a remboursé 1 276 740 Océanes 2005 pour un montant total de 332,0 millions d'euros.

Le groupe considère qu'il est encore aujourd'hui trop endetté et compte poursuivre son plan d'amélioration de sa structure bilantielle. Pour cela les efforts suivants seront poursuivis :

- amélioration graduelle de la marge d'exploitation ;
- maîtrise du compte clients. Le groupe considère que ce dernier reste toujours trop important ;
- poursuite de la politique de centralisation de la trésorerie disponible ;
- poursuite du programme d'affacturage : au 31 décembre 2005, le groupe a mobilisé 141 millions d'euros de son compte clients.

9.5 Risque particulier lié à l'activité

Les clients du groupe Altran sont principalement des grands comptes privés ou publics européens. La liste détaillée des clients du groupe constituant une information stratégique, elle n'est pas communiquée à l'extérieur. Cependant la répartition du portefeuille clients du groupe est très éclatée puisque les cinquante premiers clients du groupe en 2005 représentent 45,2 % du Chiffre d'affaires total. Les sociétés du groupe Altran facturent la grande majorité de leurs prestations au temps passé sur une base forfaitaire. À ce titre, les sociétés du groupe ne sont tenues qu'à une obligation de moyen. Dans le cas où des contrats au forfait sont conclus, la politique comptable de reconnaissance du revenu impose une évaluation du risque à terminaison et ne permet la reconnaissance de la marge que dès lors qu'il existe des éléments permettant de s'assurer que celle-ci n'est pas susceptible d'être remise en cause du fait d'une obligation de résultat.

9.6 Risque sur actions

L'essentiel des liquidités disponibles est investi dans :

- des Sicav Monétaires ;
- des Titres de Créances Négociables ;
- des comptes en devises rémunérés (GBP USD).

L'ensemble de ces placements est rémunéré sur la base du taux monétaire au jour le jour ou du Libor pour les devises. La sensibilité de ces placements, pour une variation de l'indice de référence (EONIA ou LIBOR) de 10 % est de 0,20 %.

Une procédure est en cours d'élaboration pour la définition des règles d'utilisation des liquidités du groupe dans chaque filiale et au niveau central.

L'essentiel des recommandations tient en deux grands principes :

1. tous les excédents de cash sont investis exclusivement auprès du groupe (GMTS) ;
2. GMTS affecte prioritairement ces liquidités au remboursement des crédits et/ou utilise des supports monétaires dont la sensibilité et la volatilité sont inférieures à 1 % l'an.

Le groupe détenait au 31 décembre 2005 des valeurs mobilières de placement dont la valeur de marché s'élevait à 61 millions d'euros.

10. Événements significatifs postérieurs au 31 décembre 2005

Le Conseil de Surveillance en date du 7 mars 2006 a autorisé le Directoire à faire usage de la délégation qui lui a été conférée par l'Assemblée Générale Mixte des Actionnaires le 29 juin 2005 dans sa treizième résolution, afin de réaliser une augmentation de capital social réservée aux salariés de la société et de ces filiales situées en France, Allemagne, Espagne, Italie, Royaume-Uni, Ireland, suède, Suisse, Belgique, Luxembourg, Pays-bas, Portugal et Autriche.

Conformément à cette autorisation, le Directoire, a décidé lors de sa réunion du 10 mars 2006, le principe d'une augmentation de capital qui serait réalisée par l'émission d'actions et/ou l'attribution d'actions de BSA, pour un montant nominal global maximum de 3 000 000 d'euros, représentant 6 000 000 d'actions nouvelles (en ce compris les actions issues de l'exercice des BSA et sous réserve des éventuels ajustements).

L'augmentation de capital ne serait réalisée qu'à concurrence du montant des actions effectivement souscrites, sans qu'aucun minimum ne soit requis.

Les actions nouvellement créées, porteraient jouissance au 1er janvier 2005.

11. Transition aux normes IFRS

Impacts de la transition sur les états financiers consolidés

Les informations présentées sont les suivantes :

1. synthèse de l'impact des IFRS sur les capitaux propres au 1er janvier 2004, 30 juin 2004, 31 décembre 2004 et 1er janvier 2005 ;
2. état de réconciliation entre le bilan consolidé en normes françaises et le bilan consolidé en normes IFRS au 1er janvier 2004, 30 juin 2004 et 31 décembre 2004 ;
3. état de réconciliation entre le compte de résultat consolidé en normes françaises et le compte de résultat consolidé en normes IFRS au titre de l'exercice 2004 ;
4. présentation des différences entre les normes suivies par le groupe selon le référentiel français et les normes IFRS.

11.1 Synthèse de l'impact des IFRS sur les capitaux propres au 1er janvier 2004, 30 juin 2004, 31 décembre 2004 et 1er janvier 2005

Les impacts des IFRS sur les capitaux propres du groupe sont chiffrés ci-après :

	Capital	Primes et réserves liées au capital	Réserves attribuables aux porteurs des capitaux de la maison mère	Résultat de la période	Eléments constatés directement en capitaux propres	Écarts de conversion	Total Groupe	Intérêts minoritaires	Total des capitaux propres
Soldes au 1er janvier 2004 - Normes françaises	**57,2**	**156,0**	**193,4**	**(92,0)**		**(11,0)**	**303,6**	**-**	**303,6**
Frais de développement (IAS 38)			(0,4)				(0,4)		(0,4)
Charges à répartir (IAS 38)			(0,3)				(0,3)		(0,3)
Approche par composant des actifs immobiliers (IAS 16)			(0,9)				(0,9)		(0,9)
Fonds de commerce & badwills (IFRS 1.B2 et IAS 38)			-				-		-
Avantages du personnel (IAS 19)			(4,1)				(4,1)		(4,1)
Paiements en actions (IFRS 2)		0,4	(0,4)				-		-
Instruments financiers (IAS 32/39)	na	na	na	na	na	na	na	na	na
Actualisation des provisions pour risques et charges (IAS 37)			0,6				0,6		0,6
Reclassement des différences cumulées de conversion à la date de transition			(11,0)			11,0	-		
Effet d'impôt sur les retraitements (IAS 12)			1,9				1,9		1,9
	-	0,4	(14,6)	-	-	11,0	(3,2)	-	(3,2)
Soldes au 1er janvier 2004 - IFRS	**57,2**	**156,4**	**178,8**	**(92,0)**	**-**	**(0,0)**	**300,4**	**-**	**300,4**
Soldes au 30 juin 2004 - Normes françaises	**57,2**	**156,0**	**101,5**	**(14,0)**		**(9,6)**	**291,1**	**-**	**291,1**
Frais de développement (IAS 38)			(0,4)	0,1			(0,3)		(0,3)
Charges à répartir (IAS 38)			(0,3)	0,1			(0,2)		(0,2)
Approche par composant des actifs immobiliers (IAS 16)			(0,9)	(0,1)			(1,0)		(1,0)
Fonds de commerce & badwills (IFRS 1.B2 et IAS 38)			-	-			-		-
Conversion des écarts d'acquisition en devises			(0,2)			4,3	4,1		4,1
Annulation de l'amortissement des écart d'acquisition (IFRS 3)				9,8			9,8		9,8
Avantages du personnel (IAS 19)			(4,1)	(1,0)			(5,1)		(5,1)

	Capital	Primes et réserves liées au capital	Réserves attribuables aux porteurs des capitaux de la maison mère	Résultat de la période	Eléments constatés directement en capitaux propres	Écarts de conversion	Total Groupe	Intérêts minoritaires	Total des capitaux propres
Paiements en actions (IFRS 2)		0,9	(0,4)	(0,5)			-		-
Instruments financiers (IAS 32/39)	na	na	na	na	na	na	na	na	na
Actualisation des provisions pour risques et charges (IAS 37)			0,6	(0,2)			0,4		0,4
Reclassement des différences cumulées de conversion à la date de transition			(11,0)			11,0	-		
Effet d'impôt sur les retraitements (IAS 12)			1,9	-			1,9		1,9
	-	0,9	(14,8)	8,3	-	15,3	9,7	-	9,7
Soldes au 30 juin 2004 – IFRS	**57,2**	**156,9**	**86,7**	**(5,8)**	**-**	**5,7**	**300,7**	**-**	**300,7**
Soldes au 31 décembre 2004 - Normes françaises	**57,2**	**156,0**	**102,3**	**(2,1)**		**(9,5)**	**303,9**	**0,9**	**304,8**
Frais de développement (IAS 38)			(0,4)	0,2			(0,1)		(0,1)
Charges à répartir (IAS 38)			(0,3)	0,1			(0,2)		(0,2)
Approche par composant des actifs immobiliers (IAS 16)			(0,9)	(0,1)			(1,1)		(1,1)
Fonds de commerce & badwills (IFRS 1.B2 et IAS 38)			-	3,0			3,0		3,0
Conversion des écarts d'acquisition en devises			(0,6)			(1,9)	(2,5)		(2,5)
Annulation de l'amortissement des écarts d'acquisition (IFRS 3)				17,4			17,4		17,4
Avantages du personnel (IAS 19)			(4,1)	0,1			(4,0)		(4,0)
Paiements en actions (IFRS 2)		2,9	(0,4)	(2,5)			-		-
Instruments financiers (IAS 32/39)	na	na	na	na	na	na	na	na	na
Actualisation des provisions pour risques et charges (IAS 37)			0,6	(0,2)			0,4		0,4
Reclassement des différences cumulées de conversion à la date de transition			(11,0)			11,0	-		-
Autres retraitements				-			-		-
Retraitement des intérêts minoritaires débiteurs liés au passage aux normes IFRS				0,8				(0,8)	(0,8)

	Capital	Primes et réserves liées au capital	Réserves attribuables aux porteurs des capitaux de la maison mère	Résultat de la période	Eléments constatés directement en capitaux propres	Écarts de conversion	Total Groupe	Intérêts minoritaires	Total des capitaux propres
Effet d'impôt sur les retraitements (IAS 12)			1,9	0,2			2,1		2,1
	-	2,9	(15,2)	19,0	-	9,1	15,0	(0,8)	14,2
Soldes au 31 décembre 2004 - IFRS	**57,2**	**158,9**	**87,0**	**16,9**	**-**	**(0,4)**	**319,5**	**0,1**	**319,6**
APPLICATION DES NORMES IAS 32 & 39 AU 1er JANVIER 2005									
Instruments financiers hybrides – Océane 2009			(2,5)		26,7		24,2		24,2
Actifs financiers disponibles à la vente (pépinière CCL)					9,2		9,2		9,2
Prêts efforts construction			(2,2)				(2,2)		(2,2)
	-	-	(4,7)	-	35,9	-	31,2	-	31,2
Effet d'impôt sur l'application des normes IAS 32 & 39 au 1er janvier 2005			1,6	-	(12,2)	-	(10,6)	-	(10,6)
Soldes au 1er janvier 2005 - IFRS	**57,2**	**158,9**	**83,9**	**16,9**	**23,7**	**(0,4)**	**340,1**	**0,1**	**340,2**

11.2 État de réconciliation entre le bilan consolidé en normes françaises et le bilan consolidé en normes IFRS au 1er janvier 2004, 30 juin 2004, 31 décembre 2004

Au 1er janvier 2004

(en millions d'euros)	Normes françaises	IFRS	Ajustements avec impact capitaux propres	Notes	Reclassements/ Ajustements sans impact capitaux propres
ACTIFS NON COURANTS					
Écarts d'acquisition	462,8	484,9	-		22,1
Immobilisations incorporelles	71,3	42,4	(0,4)	11.4.1	(28,5)
Immobilisations corporelles	45,8	44,8	(0,9)	11.4.3	(0,1)
Immobilisations financières	56,3	48,8	-		(7,5)
Actifs d'impôts différés	46,5	60,3	3,0	11.4.9	10,8
Actifs d'impôts exigibles non courants	-	20,8	-		20,8
	682,7	702,0	1,7		17,6
ACTIFS COURANTS					
Stocks et encours	2,5	2,5	-		-
Clients	376,9	376,9	-		-
Autres créances	89,3	75,5	(0,3)	11.4.2	(13,5)
Équivalents de trésorerie	111,2	111,2	-		-
Trésorerie	117,4	117,4	-		-
	697,3	683,5	(0,3)		(13,5)
Total actif	**1 380,0**	**1 385,5**	**1,4**		**4,1**

(en millions d'euros)	Normes françaises	IFRS	Ajustements avec impact capitaux propres	Notes	Reclassements/ Ajustements sans impact capitaux propres
CAPITAUX PROPRES					
Capital	57,2	57,2	-		-
Primes liées au capital	156,0	156,4	0,4	11.4.6	-
Réserves attribuables aux porteurs de capitaux de la maison mère	193,4	182,4	(11,0)	11.4.10	-
Réserves IFRS	-	*(3,6)*	*(3,6)*		-
Écart de conversion	(11,0)	-	11,0	11.4.10	-
Résultat de l'exercice	(92,0)	(92,0)	-		-
Intérêts minoritaires	-	-	-		-
	303,6	300,4	(3,2)		-
PASSIFS NON COURANTS					
Provisions à long terme	57,6	26,5	(0,6)	11.4.8	(30,5)
Avantages du personnel long terme	22,6	55,1	4,1	11.4.5	28,4
Passifs financiers	462,6	449,6	-		(13,0)
Impôts différés passifs	4,9	7,5	1,1	11.4.9	1,5
	547,7	538,7	4,6		(13,6)
PASSIFS COURANTS					
Provisions à court terme	17,9	35,0			17,1
Dettes d'impôt	112,0	112,0			-
Fournisseurs et autres créditeurs	251,1	238,8			(12,3)
Passifs financiers	147,7	160,6			12,9
	528,7	546,4	-		17,7
Total passif	**1 380,0**	**1 385,5**	**1,4**		**4,1**

Au 30 juin 2004

(en millions d'euros)	Normes françaises	IFRS	Ajustements avec impact capitaux propres	Notes	Reclassements/ Ajustements sans impact capitaux propres
ACTIFS NON COURANTS					
Écarts d'acquisition	444,8	477,3	13,9	11.4.4	18,7
Immobilisations incorporelles	70,1	41,5	(0,3)	11.4.1 & 11.4.4	(28,4)
Immobilisations corporelles	48,7	47,7	(1,1)	11.4.3	-
Immobilisations financières	36,3	28,8	-	11.4.5	(7,5)
Actifs d'impôts différés	39,9	54,1	2,2	11.4.9	12,1
Actifs d'impôts exigibles non courants		20,7	-		20,7
Autres actifs non courants		0,3	-	11.4.5	0,3
	639,8	670,4	14,7	-	15,9
ACTIFS COURANTS					
Stocks et encours	3,6	3,6	-		-
Clients	428,0	428,0	-		-
Autres créances	83,7	71,7	(0,2)		(11,7)
Actifs financiers courants					-
Équivalents de trésorerie	48,3	48,3			-
Trésorerie	76,4	76,4			-
	640,0	628,1	(0,2)	-	(11,7)
Total actif	**1 279,8**	**1 298,5**	**14,6**	**-**	**4,2**

(en millions d'euros)	Normes françaises	IFRS	Ajustements avec impact capitaux propres	Notes	Reclassements/ Ajustements sans impact capitaux propres
CAPITAUX PROPRES					
Capital	57,2	57,2	-		-
Primes liées au capital	156,0	157,0	1,0	11.4.6	-
Réserves attribuables aux porteurs des capitaux de la maison mère	101,5	90,3	(11,2)	11.4.10	-
Réserves IFRS		***(3,6)***	***(3,6)***		-
Écart de conversion	(9,6)	5,7	15,3	11.4.10	-
Résultat de l'exercice	(14,0)	(5,8)	8,2		-
Intérêts minoritaires	-		-		-
	291,1	300,7	9,6	-	-
PASSIFS NON COURANTS					
Provisions à long terme	9,7	11,7	(0,4)	11.4.8	2,4
Avantages du personnel long terme		55,7	5,1	11.4.5	50,7
Passifs financiers	25,5	39,1	-		13,6
Impôts différés passifs	6,7	9,7	0,4	11.4.9	2,6
Autres passifs long terme	0,7	1,0	-		0,3
	42,6	117,2	5,0	-	69,6
PASSIFS COURANTS					
Provisions à court terme	86,7	43,2	-		(43,5)
Dettes d'impôt	109,8	109,8	-		-
Fournisseurs et autres créditeurs	233,6	228,5	-		(5,0)
Passifs financiers	516,1	499,1	-		(17,0)
	946,2	880,6	-	-	(65,4)
Total passif	**1 279,9**	**1 298,5**	**14,6**		**4,2**

Au 31 décembre 2004

(en millions d'euros)	Normes françaises	IFRS	Ajustements avec impact capitaux propres	Notes	Reclassements/ Ajustements sans impact capitaux propres
ACTIFS NON COURANTS					
Écarts d'acquisition	442,6	479,0	15,0	11.4.4	21,4
Immobilisations incorporelles	68,8	41,0	0,9	11.4.1 & 11.4.4	(28,7)
Immobilisations corporelles	45,9	44,8	(1,1)	11.4.3	
Immobilisations financières	35,0	26,2	-	11.4.5	(8,8)
Actifs d'impôts différés	47,1	59,2	2,1	11.4.9	10,0
Actifs d'impôts exigibles non courants	-	21,4	-		21,4
Autres actifs non courants	-	5,3		11.4.5	5,3
	639,5	676,9	16,9	-	20,6
ACTIFS COURANTS					
Stocks et encours	2,4	2,4	-		-
Clients	414,6	414,6	-		-
Autres créances	90,7	67,0	(0,1)		(23,7)
Actifs financiers courants	-	1,4	-		1,4
Équivalents de trésorerie	327,3	327,3	-		-
Trésorerie	70,3	70,3	-		-
	905,4	883,0	(0,1)	-	(22,3)
Total actif	**1 544,8**	**1 559,9**	**16,8**	**-**	**(1,7)**

(en millions d'euros)	Normes françaises	IFRS	Ajustements avec impact capitaux propres	Notes	Reclassements/ Ajustements sans impact capitaux propres
CAPITAUX PROPRES					
Capital	57,2	57,2	-		-
Primes liées au capital	156,0	158,9	2,9	11.4.6	-
Réserves attribuables aux porteurs des capitaux de la maison mère	102,3	90,6	(11,7)	11.4.10	-
Réserves IFRS	-	***(3,6)***	***(3,6)***		-
Écart de conversion	(9,5)	(0,5)	9,0	11.4.10	-
Résultat de l'exercice	(2,1)	16,9	19,0		-
Intérêts minoritaires	0,9	0,1	(0,8)		-
	304,8	319,7	14,8	-	-
PASSIFS NON COURANTS					
Provisions à long terme	52,8	13,2	(2,3)	11.4.8	(37,3)
Avantages du personnel long terme	26,5	39,0	4,1	11.4.5	8,3
Passifs financiers	269,5	268,5	-		(1,0)
Impôts différés passifs	5,1	5,8	0,2	11.4.9	0,5
Autres passifs long terme	1,4	0,6	-		(0,8)
	355,3	327,1	2,0	-	(30,3)
PASSIFS COURANTS					
Provisions à court terme	4,3	44,8	-		40,5
Dettes d'impôt	103,7	104,4	-		0,8
Fournisseurs et autres créditeurs	268,1	255,3	-		(12,8)
Passifs financiers	508,5	508,6	-		0,1
	884,7	913,1	-		28,6
Total passif	**1 544,8**	**1 559,9**	**16,8**		**(1,7)**

11.3 État de réconciliation entre le compte de résultat consolidé en normes françaises et le compte de résultat consolidé en normes IFRS au titre de l'exercice 2004 (12 mois et 6 mois)

Le passage aux IFRS s'est traduit par une augmentation de 18,5 millions d'euros du résultat net de l'ensemble consolidé au titre de l'exercice 2004 (12 mois).

	31 déc. 04 Normes françaises	Reclass. IFRS	Retraitements de transition IFRS	31 déc. 04 IFRS
Chiffre d'affaires	1 418,7	(23,0)	-	1 395,7
Reprises amort & prov. Exploitation	22,6	(22,6)	-	-
Autres produits de l'activité	11,8	(6,5)	-	5,3
	1 453,0	**(52,1)**	**0**	**1 401,0**
Achats consommés	(16,0)	-	-	(16,0)
Variation des travaux en cours		-	-	-
Services extérieurs	(325,4)	30,0	(0,2)	(295,7)
Charges de personnel	(991,9)	-	(2,4)	(994,3)
Impôts et taxes	(14,5)	-	-	(14,5)
Dotations amort. & prov. exploitation	(37,3)	24,6	1,0	(11,7)
Autres charges d'exploitation	(8,9)	(0,6)	-	(9,5)
Résultat opérationnel courant	**58,9**	**1,9**	**(1,6)**	**59,2**
Produits de cession pépinière CCL		41,9	-	41,9
Charges de personnel non récurrentes		(8,5)	-	(8,5)
Autres produits et charges opérationnels		1,9	1,3	3,2
Pertes de valeurs des écarts d'acquisition		-	(25,6)	(25,6)
Résultat opérationnel	**58,9**	**37,2**	**(25,9)**	**70,2**
Charges et produits exceptionnels (*)	*35,3*	*(35,3)*	-	*0,0*
Produits des équivalents de trésorerie		4,5	-	4,5
Coût de l'endettement financier brut		(21,7)	-	(21,7)
Coût de l'endettement financier net		*(17,2)*	-	*(17,2)*
Autres produits financiers	16,0	(5,4)	(0,3)	10,3
Autres charges financières	(39,4)	20,7	2,2	(16,5)
Charge d'impôt	(29,7)	-	0,2	(29,5)
Quote-part du résultat des SME	-	-	-	-
Résultat net avant résultat des activités arrêtées ou en cours de cession	**41,0**	**(0,0)**	**(23,6)**	**17,3**
Amortissement des écarts d'acquisition (*)	*(42,1)*	-	*42,1*	*(0,0)*
Résultat net de l'ensemble consolidé	(1,1)	(0,0)	18,5	17,3
Part des minoritaires	0,9	-	(0,5)	0,4
Résultat net consolidé - part du groupe	**(2,1)**	**(0,0)**	**19,0**	**16,9**

(*) Lignes supprimées en IFRS.

Présentation des reclassements sur l'exercice 2004

(en millions d'euros)	Reclass. des refacturations de frais non margés	Reclass. des produits et charges exceptionnels	Reclass. des transferts de charges d'exploitation	Reclass. produits et charges financières	Reclass. du résultat de change opérationnel	Autres	Total des reclass. IFRS
Chiffre d'affaires	(23,0)						(23,0)
Reprises amort & prov. exploitation			(22,6)				(22,6)
Autres produits de l'activité			(8,4)		1,9		(6,5)
	(23,0)	-	(31,0)	-	1,9		(52,1)
Achats consommés							-
Variation des travaux en cours							-
Services extérieurs	23,0		6,4			0,6	30,0
Charges de personnel							-
Impôts et taxes							-
Dotations amort. & prov. exploitation			24,6				24,6
Autres charges d'exploitation						(0,6)	(0,6)
Résultat opérationnel courant	-	-	-	-	1,9	-	1,9
Produits de cession pépinière CCL		41,9					41,9
Charges de personnel non récurrentes		(8,5)					(8,5)
Autres produits et charges opérationnels		1,9					1,9
Pertes de valeurs des écarts d'acquisition							-
Résultat opérationnel	-	35,3	-	-	1,9	-	37,2
Charges et produits exceptionnels [*]		*(35,3)*					*(35,3)*
Produits des équivalents de trésorerie				4,5			4,5
Coût de l'endettement financier brut				(21,7)			(21,7)
Coût de l'endettement financier net				(17,2)			(17,2)
Autres produits financiers				(4,4)	(1,0)		(5,4)
Autres charges financières				21,6	(0,9)		20,7
Charge d'impôt							-
Quote-part du résultat des SME							-
Résultat net avant résultat des activités arrêtées ou en cours de cession	-	0,0	-	(0,0)	0,0	-	(0,0)
Amortissement des écarts d'acquisition [*]							-
Résultat net de l'ensemble consolidé	-	0,0	-	(0,0)	0,0		(0,0)
Part des minoritaires							-
Résultat net consolidé - part du Groupe	-	0,0	-	(0,0)	0,0		(0,0)

[*] *Lignes supprimées en IFRS.*

Présentation des retraitements de transition IFRS sur l'exercice 2004

(en millions d'euros)	IAS 38 Frais de développement Note 4.1	IAS 38 Charges à répartir Note 4.2	IAS 16 Approche par composant Note 4.3	IFRS 1 Badwills Note 4.4	IAS 19 Avantages du personnel Note 4.5	IFRS 2 Stock-options Note 4.6	IFRS 3 Impairment Note 4.4	IAS 37 Actualisation des provisions et reclass. de présentation Note 4.8	IAS 17 Loyers gratuits	IFRS 1 Ecart de conversion Note 4.10	Autres	IAS 12 Impôts sur le résultat Note 4.1	Total retraitements de transition IFRS
Chiffre d'affaires													-
Reprises amort & prov. exploitation													-
Autres produits de l'activité													-
Achats consommés													-
Variation des travaux en cours													-
Services extérieurs									(0,2)				(0,2)
Charges de personnel					0,1	(2,5)							(2,4)
Impôts et taxes													-
Dotations amort. & prov. exploitation	0,2	0,1	(0,1)				1,0						1,0
Autres charges d'exploitation													-
Résultat opérationnel courant	**0,2**	**0,1**	**(0,1)**	-	**0,1**	**(2,5)**	**1,0**	-	**(0,2)**	-	-	-	**(1,6)**
Produits de cession pépinière CCL													-
Charges de personnel non récurrentes													-
Autres produits et charges opérationnels				2,0						(0,8)	0,1		1,3
Pertes de valeurs des écarts d'acquisition							(25,6)						(25,6)
Résultat opérationnel	**0,2**	**0,1**	**(0,1)**	**2,0**	**0,1**	**(2,5)**	**(24,6)**	-	**(0,2)**	**(0,8)**	**0,1**	-	**(25,9)**
Charges et produits exceptionnels (*)													-
Produits des équivalents de trésorerie													-
Coût de l'endettement financier brut													-
Coût de l'endettement financier net													-
Autres produits financiers								0,1		(0,4)			(0,3)
Autres charges financières								(0,3)		2,5			2,2
Charge d'impôt												0,2	0,2
Quote-part du résultat des SME													-
Résultat net avant résultat des activités arrêtées ou en cours de cession	**0,2**	**0,1**	**(0,1)**	**2,0**	**0,1**	**(2,5)**	**(24,6)**	**(0,2)**	**(0,2)**	**1,3**	**0,1**	**0,2**	**(23,8)**
Amortissement des écarts d'acquisition (*)							*42,1*						*42,1*
Résultat net de l'ensemble consolidé	**0,2**	**0,1**	**(0,1)**	**2,0**	**0,1**	**(2,5)**	**17,5**	**(0,2)**	**(0,2)**	**1,3**	**0,1**	**0,2**	**18,5**
Part des minoritaires													(0,5)
Résultat net consolidé - part du groupe	**0,2**	**0,1**	**(0,1)**	**2,0**	**0,1**	**(2,5)**	**17,5**	**(0,2)**	**(0,2)**	**1,3**	**0,1**	**0,2**	**19,0**

(*) *Lignes supprimées en IFRS.*

Le passage aux IFRS s'est traduit par une augmentation de 8,1 millions d'euros du résultat net consolidé au titre du 1er semestre 2004 (6 mois).

	30 juin 04 Normes françaises	Reclass. IFRS	Retraitements de transition IFRS	30 juin 04 IFRS
Chiffre d'affaires	695,8	(10,3)	-	685,5
Reprises amort & prov. Exploitation	11,9	(11,9)	-	0,0
Autres produits de l'activité	4,3	(3,0)	-	1,3
	712,0	**(25,2)**	-	**686,8**
Achats consommés	(5,0)	-	-	(5,0)
Variation des travaux en cours		1,0	-	1,0
Services extérieurs	(146,2)	12,0	-	(134,2)
Charges de personnel	(502,9)	-	(1,6)	(504,5)
Impôts et taxes	(11,0)	-	-	(11,0)
Dotations amort. & prov. exploitation	(15,6)	11,9	0,4	(3,2)
Autres charges d'exploitation	(3,8)	-	-	(3,8)
Résultat opérationnel courant	**27,6**	**(0,3)**	**(1,2)**	**26,1**
Produits de cession pépinière CCL		13,9	-	13,9
Charges de personnel non récurrentes		(2,8)	-	(2,8)
Autres produits et charges opérationnels		3,7	-	3,7
Pertes de valeurs des écarts d'acquisition		-	(9,8)	(9,8)
Résultat opérationnel	**27,6**	**14,5**	**(11,0)**	**31,2**
Charges et produits exceptionnels(*)	*14,8*	*(14,8)*	-	*0,0*
Produits des équivalents de trésorerie		1,0	-	1,0
Coût de l'endettement financier brut		(8,8)	-	(8,8)
Coût de l'endettement financier net		(7,8)	-	(7,8)
Autres produits financiers	6,2	(1,0)	-	5,3
Autres charges financières	(14,8)	9,1	(0,2)	(5,8)
Charge d'impôt	(28,3)	-	-	(28,3)
Quote-part du résultat des SME	-	-	-	-
Résultat net avant résultat des activités arrêtées ou en cours de cession	**5,6**	**0,0**	**(11,2)**	**(5,5)**
Amortissement des écarts d'acquisition(*)	*(19,3)*	-	*19,3*	*(0,0)*
Résultat net de l'ensemble consolidé	**(13,6)**	**0,0**	**8,1**	**(5,5)**
Part des minoritaires	0,3	-	-	0,3
Resultat net consolidé - Part du groupe	**(14,0)**	**0,0**	**8,1**	**(5,8)**

(*) Lignes supprimées en IFRS.

Présentation des reclassements sur le 1er semestre 2004

(en millions d'euros)	31 déc. 04 Normes françaises	Reclass. des refacturations de frais non margés	Reclass. des produits et charges exceptionnels	Reclass. des transferts de charges d'exploitation	Reclass. produits et charges financières	Reclass. du résultat de change opérationnel	Autres	Total des reclass. IFRS
Chiffre d'affaires	695,8	(10,3)						(10,3)
Reprises amort & prov. Exploitation	11,9			(11,9)				(11,9)
Autres produits de l'activité	4,3			(2,7)		(0,3)		(3,0)
	712,0	**(10,3)**	**-**	**(14,6)**	**-**	**(0,3)**		**(25,2)**
Achats consommés	(5,0)							-
Variation des travaux en cours	-			1,0				1,0
Services extérieurs	(146,2)	10,3		1,7			-	12,0
Charges de personnel	(502,9)							-
Impôts et taxes	(11,0)							-
Dotations amort. & prov. exploitation	(15,6)			11,9				11,9
Autres charges d'exploitation	(3,8)						-	-
Résultat opérationnel courant	**27,6**	**-**	**-**	**-**	**-**	**(0,3)**	**-**	**(0,3)**
Produits de cession pépinière CCL	-		13,9					13,9
Charges de personnel non récurrentes	-		(2,8)					(2,8)
Autres produits et charges opérationnels	-		3,7					3,7
Pertes de valeurs des écarts d'acquisition	-							-
Résultat opérationnel	**27,6**	**-**	**14,8**	**-**	**-**	**(0,3)**	**-**	**14,5**
Charges et produits exceptionnels(*)	*14,8*		*(14,8)*					*(14,8)*
Produits des équivalents de trésorerie	-				1,0			1,0
Coût de l'endettement financier brut	-				(8,8)			(8,8)
Coût de l'endettement financier net	-				(7,8)			(7,8)
Autres produits financiers	6,2				3,3	(4,2)		(1,0)
Autres charges financières	(14,8)				4,6	4,5		9,1
Charge d'impôt	(28,3)							-
Quote-part du résultat des SME	-							-
Résultat net avant résultat des activités arrêtées ou en cours de cession	**5,6**	**-**	**0,0**	**-**	**0,0**	**(0,0)**	**-**	**0,0**
Amortissement des écarts d'acquisition(*)	*(19,3)*							-
Résultat net de l'ensemble consolidé	**(13,6)**	**-**	**0,0**	**-**	**0,0**	**(0,0)**		**0,0**
Part des minoritaires	0,3							-
Résultat net consolidé - part du groupe	**(14,0)**	**-**	**0,0**	**-**	**0,0**	**(0,0)**		**0,0**

(*) *Lignes supprimées en IFRS.*

Présentation des retraitements de transition IFRS sur le 1er semestre 2004

en millions d'euros	IAS 38 Frais de développement Note 4.1	IAS 38 Charges à répartir Note 4.2	IAS 16 Approche par composant Note 4.3	IFRS 1 Badwills Note 4.4	IAS 19 Avantages du personnel Note 4.5	IFRS 2 Stock-options Note 4.6	IFRS 3 Impairment Note 4.4	IAS 37 Actualisation des provisions et reclass. de présentation Note 4.8	Total retrait. de transition IFRS
Chiffre d'affaires									-
Reprises amort & prov. Exploitation									-
Autres produits de l'activité									-
	-	-	-	-	-	-	-	-	-
Achats consommés									-
Variation des travaux en cours									-
Services extérieurs									-
Charges de personnel					(1,1)	(0,5)			(1,6)
Impôts et taxes									-
Dotations amort. & prov. exploitation	0,1	0,1	(0,1)				0,3		0,4
Autres charges d'exploitation									-
Résultat opérationnel courant	**0,1**	**0,1**	**(0,1)**	-	**(1,1)**	**(0,5)**	**0,3**	-	**(1,2)**
Produits de cession pépinière CCL									-
Charges de personnel non récurrentes									-
Autres produits et charges opérationnels				-					-
Pertes de valeurs des écarts d'acquisition							(9,8)		(9,8)
Résultat opérationnel	**0,1**	**0,1**	**(0,1)**	-	**(1,1)**	**(0,5)**	**(9,5)**	-	**(11,0)**
Charges et produits exceptionnels(*)									-
Produits des équivalents de trésorerie									-
Coût de l'endettement financier brut									-
Coût de l'endettement financier net									-
Autres produits financiers								-	-
Autres charges financières								(0,2)	(0,2)
Charge d'impôt									-
Quote-part du résultat des SME									-
Résultat net avant résultat des activités arrêtées ou en cours de cession	**0,1**	**0,1**	**(0,1)**	-	**(1,1)**	**(0,5)**	**(9,5)**	**(0,2)**	**(11,2)**
Amortissement des écarts d'acquisition(*)							*19,3*		*19,3*
Résultat net de l'ensemble consolidé	**0,1**	**0,1**	**(0,1)**	-	**(1,1)**	**(0,5)**	**9,8**	**(0,2)**	**8,1**
Part des minoritaires									-
Résultat net consolidé - part du groupe	**0,1**	**0,1**	**(0,1)**	-	**(1,1)**	**(0,5)**	**9,8**	**(0,2)**	**8,1**

(*) *Lignes supprimées en IFRS.*

11.4 Présentation des différences entre les normes suivies par le groupe selon le référentiel français et les normes IFRS

Les chiffres mentionnés ci-après sont avant impôts.

11.4.1 Frais de développement

L'analyse des principaux projets activés en normes françaises a conduit le groupe à annuler des frais de développement pour un montant de 0,4 million d'euros, sur un total de 1,6 million d'euros (valeur nette) au 1er janvier 2004. Ce retraitement a eu un impact favorable d'un montant de 0,2 million d'euros au titre de l'exercice 2004 (12 mois) et de 0,1 million d'euros au titre du 1er semestre 2004 (6 mois).

11.4.2 Charges à répartir

Le montant des charges à répartir au 1er janvier 2004 s'élève à 1,4 million et a fait l'objet de traitement suivant :

- les charges à répartir non reconnues en IFRS amènent à une réduction des capitaux propres de 0,3 million d'euros au 1er janvier 2004 ;
- Les frais liés à l'émission de l'Océane 2005 de 1,1 million d'euros ont été reclassés en « Autres créances » dans la mesure où le groupe n'a choisi d'appliquer les normes IAS 32/39 qu'à compter du 1er janvier 2005.

La conséquence de ce retraitement est une diminution des dotations aux amortissements de 0,1 million d'euros au titre de l'exercice 2004.

11.4.3 Immobilisations corporelles et approche par composant (IAS 16)

Le groupe n'a pas choisi l'option d'évaluer les immobilisations corporelles à leur juste valeur à la date de transition.

Cependant, pour ses actifs immobiliers, le groupe doit adopter la méthode de l'approche par composant à la date de transition et de façon rétrospective conformément à la norme IAS 16. Pour cela, il a mandaté un expert pour établir une décomposition de la valeur brute originelle selon les différents composants identifiés pouvant imposer un remplacement à intervalles réguliers. Les amortissements de chaque composant ont été reconstitués en fonction de leur propre durée d'utilité ainsi que les remplacements de ces derniers jusqu'à la date de transition.

Cette approche par composant a un impact pour trois actifs immobiliers détenus par le groupe (au Royaume-Uni et en Italie) représentant en valeur nette comptable au 31 décembre 2003 un montant de 9,4 millions d'euros sur un total de 10 millions d'euros de constructions.

Par ailleurs, un actif immobilier issu d'un regroupement d'entreprises (Arthur D. Little au Venezuela) a fait l'objet d'une évaluation par un expert. Dans les comptes au 31 décembre 2004, la juste valeur a été estimée à 2,8 millions d'euros contre une valeur nette comptable de 1,5 million d'euros à la date d'entrée (1er janvier 2004).

L'application de l'approche par composant se traduit par une diminution des capitaux propres au 1er janvier 2004 d'un montant de 0,9 million d'euros.

Elle impacte le résultat opérationnel 2004 d'une charge annuelle complémentaire de 0,1 million d'euros.

11.4.4 Reclassement en écart d'acquisition des fonds de commerce (IAS 38) et dépréciation des écarts d'acquisition (IAS 36)

Fonds de commerce

En normes françaises, lors d'acquisition de filiales, des fonds de commerce ont été reconnus séparément par le groupe. Selon IAS 38, les fonds de commerce ne constituent pas des actifs incorporels identifiables et doivent donc être assimilés à des écarts d'acquisition. Ils ont été ainsi reclassés, au 1er janvier 2004, du poste « Autres immobilisations incorporelles » au poste « Écarts d'acquisition » pour leur valeur comptable s'élevant à 28,6 millions d'euros.

Amortissement des écarts d'acquisition

Conformément aux normes françaises, Altran amortissait ses écarts d'acquisition de manière linéaire et pouvait être amené à constater un amortissement exceptionnel en cas de constatation de perte de valeur durable. Le groupe pratiquait des tests de dépréciation sur les écarts d'acquisition présentant des indices de perte de valeur depuis la clôture des comptes au 31 décembre 2002.

À compter de la date de transition, les écarts d'acquisition ne sont plus amortis mais font l'objet de tests de dépréciation prévus par la norme IAS 36.

Par ailleurs, la norme requiert l'allocation de l'écart d'acquisition à des unités génératrices de trésorerie (UGT) ou au groupe d'unités génératrices de trésorerie correspondant au niveau le plus fin de l'organisation pour lequel est opéré le suivi du retour sur investissement par la Direction. Une dépréciation est comptabilisée lorsque la valeur d'utilité des UGT ou groupes d'UGT, fondée sur la projection de flux de trésorerie futurs, est inférieure à la valeur comptable des actifs alloués aux UGT ou groupe d'UGT.

Les critères de définition des UGT rappelés ci-dessus n'ont pas conduit le groupe à modifier de manière significative les regroupements utilisés dans le cadre des tests de dépréciation déjà pratiqués.

Conformément à la norme IFRS 1, à la date du 1er janvier 2004, le groupe a soumis aux tests de dépréciation tous ses écarts d'acquisition selon la méthode des flux de trésorerie actualisés. Ces tests n'ont donné lieu à aucune dépréciation supplémentaire des écarts d'acquisition au 1er janvier 2004.

En application de la norme IFRS 3, les écarts d'acquisition ne sont plus amortis à compter du 1er janvier 2004. Il en résulte une amélioration du résultat net de 17,4 millions d'euros en 2004 et de 9,8 millions d'euros au titre du 1er semestre 2004.

Écarts d'acquisition négatifs (badwills)

Selon la norme IFRS 3, les badwills constatés au 31 décembre 2003 devraient être affectés aux capitaux propres au 1er janvier 2004.

Cependant, les badwills figurant dans les comptes consolidés au poste « Provision pour risques et charges » pour un montant de 6,5 millions d'euros, étant issus de l'acquisition d'Arthur D. Little, ont été reclassés en diminution des écarts d'acquisition portés par les entités opérationnelles dans la mesure ils sont nés d'une seule et unique opération.

Les badwills générés en normes comptables françaises en 2004 (12 mois) ont été reconnus en produits au compte de résultat établi selon les normes IFRS pour un montant de 2 millions d'euros.

11.4.5 Avantages du personnel

Engagements de retraite

Le groupe a fait appel à un actuaire pour procéder à un recensement et à une évaluation des engagements de retraite et avantages similaires couverts par la norme IAS 19.

Les différences identifiées entre la pratique actuelle du groupe selon le référentiel français et l'application de la norme IAS 19 proviennent principalement :

- de l'option du groupe de comptabiliser, à la date de transition, tous les écarts actuariels cumulés liés aux régimes de retraite à prestations définies ;
- de la comptabilisation sous forme de provisions à la date de transition, des indemnités de fin de carrière en France, mentionnées en engagements hors bilan jusqu'alors.

L'application de la norme IAS 19 au 1er janvier 2004 se traduit par une baisse des capitaux propres pour un montant de 4,1 millions d'euros.

À compter du 1er janvier 2004, le groupe opte pour la méthode du corridor. Ainsi, les gains et pertes actuariels ne seront reconnus que lorsqu'ils excèdent 10 % de la valeur la plus élevée entre l'engagement et le fonds. La fraction excédant 10 % sera alors étalée sur la durée moyenne résiduelle d'activité des salariés.

La charge complémentaire impactant le compte de résultat de 2004 (12 mois) du fait de l'application de la norme IAS 19 est non significative.

Titres non consolidés détenus par CCL

La société Cambridge Consultants Ltd (CCL), acquise en mai 2002 par le groupe Altran dans le cadre de l'acquisition du groupe Arthur D. Little, développe une stratégie de « pépinière. Dans le cadre de cette stratégie, elle participe notamment à la création de différentes start-up. En vertu d'un accord interne conclu lors de l'acquisition de CCL par le groupe, les salariés de la société bénéficient de 20 % de la plus value dégagée. En normes françaises, la charge liée à cet engagement n'est pas provisionnée dans la mesure où elle a une contrepartie qui est la réalisation des plus-values le cas échéant lors de la cession des titres.

Selon la norme IAS 19, cet engagement de rétrocession de 20 % des plus-values de cession du portefeuille de participations minoritaires constitue un avantage à long terme dont le montant est à évaluer pour être provisionné au 1er janvier 2004 puis à chaque clôture. Ce passif est cependant couvert par un actif financier de même montant qui est réévalué à chaque clôture. Cette réévaluation symétrique n'impacte pas les capitaux propres au 1er janvier 2004, ni à chaque date de clôture.

Au 1er janvier 2004 et au 31 décembre 2004, il a été comptabilisé respectivement une provision de 6,3 millions d'euros et de 1,9 million d'euros et un actif pour le même montant.

11.4.6 Paiements fondés sur les actions (stock-options) : options de souscription ou d'achat d'actions

Dans les comptes consolidés établis selon les normes françaises, les options de souscription ou d'achat d'actions ne sont pas valorisées et n'ont aucun impact sur le compte de résultat consolidé.

Conformément à la norme IFRS 2, le groupe doit comptabiliser en charges de personnel la juste valeur des options accordées à ses employés. La contrepartie de cette charge est une augmentation des capitaux propres. La charge de stock-options est donc sans effet de trésorerie.

Les options sont évaluées à la date d'octroi sur la base d'un modèle d'évaluation d'option de type Black-Scholes. L'estimation de cette charge est étalée linéairement sur la période d'acquisition des droits et fait l'objet d'un ajustement afin de refléter la meilleure estimation du nombre d'instruments de capitaux propres effectivement exercés.

Conformément aux dispositions prévues par la norme IFRS 1, le groupe a évalué les plans émis après le 7 novembre 2002 et dont les droits n'étaient pas acquis au 1er janvier 2005. Les dates d'octroi de ces plans sont les suivantes :

- le 11 mars 2003 ;
- le 24 juin 2003 ;
- le 29 juin 2004.

L'application d'IFRS 2 n'a aucun impact sur les capitaux propres du groupe au 1er janvier 2004. L'augmentation de la prime d'émission de 0,4 million d'euros trouve sa contrepartie en réserves.

Le montant de la charge impactant le compte de résultat 2004 au titre des options d'achat d'actions est de 2,5 millions d'euros. Cette charge a pour contrepartie une augmentation des capitaux propres (poste « prime d'émission) pour un montant identique.

11.4.7 Instruments financiers

Les normes IAS 32 et 39 s'appliquent obligatoirement à partir du 1er janvier 2005. Le groupe ayant fait le choix de ne pas les appliquer

de façon anticipée en 2004, les principes français restent en vigueur pour la comptabilisation et la présentation des instruments financiers dans le bilan d'ouverture IFRS au 1er janvier 2004.

Obligations convertibles ou échangeables en actions (« Océanes)

Dans les comptes consolidés établis selon les normes françaises, les Océanes sont comptabilisées dans le poste « Emprunts obligataires convertibles », l'option de conversion ne faisant pas l'objet d'une comptabilisation séparée.

Conformément à IAS 32, si un instrument financier comprend différentes composantes (instruments financiers dits « hybrides »), l'émetteur doit classer ces différentes composantes séparément selon qu'elles ont des caractéristiques de dettes ou de capitaux propres. Ainsi, un même instrument doit être, le cas échéant, présenté pour partie en dette et pour partie en capitaux propres. Les options permettant au porteur de convertir une dette en instruments de capitaux propres de l'émetteur doivent être classées en capitaux propres dans le bilan consolidé.

L'allocation du montant nominal de l'instrument hybride entre les différentes composantes doit être effectuée à l'émission, la valeur de la composante capitaux propres étant calculée par différence entre le montant nominal et la composante dette. Cette dernière correspond, à l'émission, à la valeur de marché d'une dette sans option de conversion ayant des caractéristiques identiques.

Le 26 juillet 2000, le groupe a émis 1 725 000 obligations convertibles en actions ordinaires pour un montant nominal de 448,5 millions d'euros. Le remboursement de cette Océane a eu lieu le 3 janvier 2005. L'application rétrospective d'IAS 32 au 1er janvier 2005 à l'Océane 2005 n'ayant pas d'impact significatif, le retraitement n'a pas été opéré.

Le 1er juillet 2004, le groupe a émis 18 110 236 obligations convertibles en actions ordinaires pour un montant nominal de 230 millions d'euros, portant intérêt au taux annuel de 3,75 %. L'échéance de cette obligation convertible est le 1er janvier 2009.

L'application d'IAS 32 au 1er janvier 2005 (date de 1re application des normes 32/39 pour le groupe) à l'Océane 2009 engendre un impact positif sur les capitaux propres au 1er janvier 2005 de 24,2 millions d'euros. Les dettes financières du groupe sont diminuées en contrepartie du même montant.

L'écart entre le coût nominal de l'Océane au taux de 3,75 % et la charge financière IFRS calculée avec la méthode du taux d'intérêt effectif amène une charge complémentaire impactant le compte de résultat. Cette charge complémentaire est estimée à 6,5 millions d'euros en 2005 et à un montant annuel entre 7 à 8,1 millions d'euros pour les exercices de 2006 à 2008.

Prêts effort construction

Le prêt effort construction est un prêt sans intérêt sur une durée de 20 ans. La juste valeur d'un prêt à long terme ne portant pas intérêt peut être estimée sur la base de la juste valeur de tous les flux actualisés en retenant un taux d'intérêt de marché pour un instrument similaire.

L'impact négatif au 1er janvier 2005 sur les capitaux propres est de 2,2 millions d'euros.

La charge financière sur le résultat de 2004 en IFRS est de 0,3 million d'euros.

Titres de participation minoritaires non consolidés détenus par Cambridge Consultants Ltd

La société Cambridge Consultant Ltd a investi en capital à titre minoritaire dans différentes sociétés cotées et non cotées. Au 31 décembre 2004, le montant global de cet investissement s'élève à 3,6 millions d'euros. Depuis le 1er janvier 2005, ces titres seront classés dans la catégorie « Disponible à la vente » et sont réévalués à leur juste valeur. Les gains et pertes latents sont enregistrés dans les capitaux propres. Lors de la cession de ces titres, le résultat de cession est comptabilisé en compte de résultat.

Au 1er janvier 2005, la juste valeur de ces titres est de 15 millions d'euros. L'impact au 1er janvier 2005 s'élève à 9,2 millions d'euros.

11.4.8 Actualisation des provisions pour risques et charges

La norme IAS 37 impose l'actualisation des provisions pour risques et charges bénéficiant d'un différé de paiement non conforme aux usages courants.

L'application de cette norme se traduit par une augmentation des réserves de consolidation au 1er janvier 2004 d'un montant de 0,6 million d'euros et une charge financière nette d'un montant de 170 milliers d'euros en 2004.

11.4.9 Impôts sur le résultat

L'impôt différé lié aux retraitements IFRS décrits ci-dessus se traduit par une augmentation nette des capitaux propres d'un montant de 1,9 million d'euros au 1er janvier 2004 et un produit d'impôt de 0,2 million d'euros en 2004.

11.4.10 Écarts de conversion

Le groupe a transféré en « réserves consolidées » les écarts de conversion relatifs à la conversion des comptes des filiales étrangères au 1er janvier 2004 après prise en compte des autres retraitements IFRS sur la situation d'ouverture pour un montant total de 11 millions d'euros. Cet ajustement est sans impact sur le total des capitaux propres d'ouverture au 1er janvier 2004. La nouvelle valeur IFRS des écarts de conversion est donc ramenée à zéro au 1er janvier 2004. En cas de cession ultérieure de ses filiales, le résultat de cession n'incorporera pas la reprise des écarts de conversion antérieurs au 1er janvier mais comprendra en revanche les écarts de conversion constatés postérieurement au 1er janvier 2004.

Ce retraitement a pour effet une amélioration du résultat de cession des titres consolidés de 1,6 million d'euros.

La norme IAS 21 stipule que tout goodwill issu de l'acquisition d'une société étrangère (hors zone Euro) doit être traité comme un actif de cette société et doit en conséquence être exprimé dans la monnaie de fonctionnement de l'activité acquise et non dans celle de la société acheteuse. Ce retraitement a conduit à une diminution des capitaux propres d'un montant de 1,9 million d'euros au 1er janvier 2005.

11.4.11 Principaux reclassements au compte de résultat

Chiffre d'affaires et refacturations de frais de consultants non margées

Dans les comptes consolidés établis selon les normes françaises, les refacturations de frais de consultants liés à des prestations commerciales sont enregistrées en Chiffre d'affaires.

En application d'IAS 18, Produits des activités ordinaires, les refacturations non margées de frais de consultants liés à des prestations commerciales sont désormais exclues du Chiffre d'affaires pour venir en réduction des charges externes. Pour le groupe, en 2004 ces frais refacturés non margés représentent 1,5 % du Chiffre d'affaires consolidé.

Ce reclassement n'a pas d'impact sur le résultat opérationnel ni sur le résultat net consolidé.

Résultat exceptionnel

En application de la norme IAS 1, le groupe n'utilise plus la notion de résultat exceptionnel et reclasse en résultat opérationnel et/ou en résultat financier les produits et charges présentés en résultat exceptionnel dans le référentiel comptable français. Le groupe présente toutefois sur des lignes distinctes les charges et les produits relatifs à la cession des titres de participation minoritaires détenus par Cambridge Consultants Ltd et aux pertes de valeurs d'actifs.

Résultat financier

En IFRS, le résultat financier est présenté en distinguant d'une part les éléments relatifs au coût de l'endettement net et d'autre part les autres produits et charges financiers. La ligne « coût de l'endettement financier net » comprend principalement les charges d'intérêts sur l'endettement financier brut ainsi que les produits d'intérêts et équivalent sur les valeurs mobilières de placement et les disponibilités.

Les gains et les pertes de change, réalisés et latents, relatifs aux activités opérationnelles ont été reclassés en IFRS dans les « Autres produits de l'activité ». L'impact de ce reclassement est une augmentation du résultat opérationnel de 1,9 million d'euros.

11.5 Effets sur l'endettement financier net

Selon les normes françaises, le groupe définissait l'endettement financier net comme l'endettement financier brut total (converti au cours de clôture) diminué des disponibilités et valeurs mobilières de placement.

Selon les normes IFRS, en l'absence de définition particulière, le groupe a adopté la définition suivante à partir de celle formulée par le Conseil National de la Comptabilité dans sa recommandation 2004-R-02 sur le format des états de synthèse sous référentiel IFRS :

L'endettement financier net correspond au total des dettes financières (converti au cours de clôture), diminué des dérivés actifs, diminué des dépôts de garantie versés afférents aux dérivés (cash collatéral actif), augmenté des instruments dérivés passifs, augmenté des dépôts de garantie reçus afférents aux dérivés (cash collatéral passif), augmenté des intérêts courus non échus, diminué des disponibilités et quasi-disponibilités. L'application des normes IFRS n'a pas d'incidence sur l'endettement financier net au 1er janvier 2004 et au 31 décembre 2004.

L'application des normes IAS 32 et 39 au 1er janvier 2005 a pour effet une baisse de l'endettement financier net d'un montant de 29 millions d'euros.

11.6 Effets sur le tableau de flux de trésorerie au 30 juin 2004 et 31 décembre 2004

	Exercice clos le 31 décembre 2004			Exercice clos le 30 juin 2004		
	Normes françaises	IFRS	Reclassement	Normes françaises	IFRS	Reclassement
Flux net de trésorerie généré par l'activité	(2,3)	33,7	36,0	(39,3)	(28,2)	11,1
Flux net de trésorerie affecté aux opérations d'investissements	6,3	(29,7)	(36,0)	(4,1)	(15,2)	(11,1)
Flux net de trésorerie lié aux opérations de financement	165,2	165,2	-	(60,9)	(60,9)	-
Valorisation de la trésorerie nette	**169**	**169**	**(0)**	**(104,3)**	**(104,3)**	**-**

L'application des normes IFRS n'a pas d'incidence sur la variation des disponibilités et quasi-disponibilités.

Les cessions de participations minoritaires de Cambridge Consultants Ltd sont considérées comme des flux de trésorerie générés par l'activité.

11.7 Information sectorielle pro forma

En application de la norme IAS 14 « Information sectorielle », le groupe est tenu de communiquer une information financière sectorielle par secteur géographique et par secteur d'activité et de déterminer selon les critères de l'IAS 14, lequel de ces deux axes (géographique

ou activité) constitue le premier niveau d'information sectorielle. Après analyse, le premier niveau d'information sectorielle correspond aux secteurs géographiques et le second niveau aux secteurs d'activité.

Altran distingue :

- 4 zones géographiques au sein de la découpe sectorielle primaire : France, Nord, Sud et reste du monde ;
- 4 secteurs d'activité au sein de la découpe sectorielle secondaire : Conseil en technologie et R&D, Conseil en organisation et système d'information, Conseil en stratégie et management, Autres.

Compte tenu du déploiement du nouveau système d'information CRI en septembre 2004, cette segmentation a été appliquée à compter du 31 décembre 2004.

Afin de faciliter les comparaisons, l'information par secteur d'activité 2004 présentée ci-après est une information retraitée sur la base de l'organisation mise en œuvre en 2005.

Analyse par zone géographique

Le tableau ci-après présente la répartition des principaux agrégats en fonction des secteurs géographique pour la période close au 31 décembre 2004 :

Information sectorielle - zone géographique

31 décembre 2004	Nord	Sud	France	Reste du monde	Eliminations inter-secteur	Total
Chiffre d'affaires hors-groupe	396,3	261,0	699,5	73,3	(34,5)	1 395,6
Total des produits d'exploitation	396,6	261,6	704,2	73,3	(34,7)	1 401,0
Total des charges d'exploitation	(375,0)	(255,4)	(674,2)	(71,7)	34,7	(1 341,8)
Résultat opérationnel courant	21,6	6,2	29,9	1,6	(0,0)	59,2
% Résultat opérationnel courant	5 %	2 %	4 %	2 %		4%
Résultat opérationnel	42,0	0,7	26,7	1,0	(0,0)	70,3
% Résultat opérationnel	11 %	0 %	4 %	1 %		5 %
Coût de l'endettement financier brut	(9,9)	(6,2)	(22,5)	(0,9)	17,8	(21,7)
dont charge d'intérêt relative aux Océanes 2005 & 2009			*15,8*	*0,0*		
Produits de trésorerie et d'équivalent de trésorerie	2,4	0,4	19,4	0,0	(17,8)	4,5
Coût de l'endettement net	(7,5)	(5,8)	(3,1)	(0,9)	0,0	(17,2)
Autres produits financiers	5,7	1,0	3,3	0,3	(0,1)	10,3
Autres charges financières	(7,6)	(1,1)	(7,6)	(0,5)	0,2	(16,6)
Charge d'impôt	(13,1)	(5,9)	(15,3)	4,8	-	(29,5)
Quote-part du résultat net des sociétés mises en équivalence	-	-	-	(0,1)	-	(0,1)
Résultat net - part groupe	19,5	(11,0)	4,0	4,5	0,0	16,9
AUTRES INFORMATIONS					6	
Actif (hors titres mis en équivalence)	527,2	206,8	1 431,2	52,3	(657,6)	1 559,9
Titres mis en équivalence	-	-	-	0,0	-	0,0
Total actif	527,2	206,8	1 431,2	52,3	(657,6)	1 559,9

Analyse par secteur d'activité

Le tableau ci-après présente la répartition des principaux agrégats en fonction des secteurs d'activité pour la période close au 31 décembre 2004 :

	Conseil en technologie et R&D	Conseil en organisation et système d'information	Conseil en stratégie et management	Autres	Groupe
Chiffre d'affaires	626,3	480,2	181,4	107,7	1 395,6
Total actif	363,9	190,5	116,8	888,7	1 559,9
Investissements nets corporels et incorporels	3,0	(2,2)	(0,3)	2,5	3,1

ÉTATS FINANCIERS SOCIAUX AU 31 DÉCEMBRE 2005

1. Comptes sociaux au 31 décembre 2005

1.1 Bilan au 31 décembre 2005

Actif

(en euros)	31/12/2005			31/12/2004
	Brut	Amort.& Prov.	Net	Net
ACTIF IMMOBILISÉ	**281 415 177**	**23 391 161**	**258 024 015**	**263 637 700**
Immobilisations incorporelles				
Brevets, licences, marques	6 209 724	3 940 009	2 269 714	2 557 468
Immobilisations incorporelles en cours	33 028		33 028	26 762
Immobilisations corporelles				
Autres immobilisations corporelles	17 946 206	13 669 890	4 276 316	8 074 580
Immobilisations corporelles en cours	83 010		83 010	70 705
Immobilisations financières				
Participations et créances rattachées	200 794 243	4 989 783	195 804 460	196 786 996
Prêts et autres immobilisations financières	56 348 966	791 479	55 557 487	56 121 189
ACTIF CIRCULANT	**458 799 325**	**3 139 294**	**455 660 032**	**688 922 310**
En cours de production de services	107 890	51 260	56 630	113 417
Clients et comptes rattachés	31 108 851	3 088 034	28 020 818	33 141 320
Autres créances et avances versées	388 139 987	0	388 139 987	654 900 796
Disponibilités et VMP	39 442 597	0	39 442 597	766 776
COMPTES DE RÉGULARISATION	**4 009 694**	**0**	**4 009 694**	**13 398 638**
Charges constatées d'avance	296 440		296 440	2 782 768
Charges à répartir	3 632 452		3 632 452	4 842 165
Écart de conversion actif	80 802		80 802	5 773 705
Total de l'actif	**744 224 196**	**26 530 455**	**717 693 741**	**965 958 648**

Passif

(en euros)	31/12/2005	31/12/2004
CAPITAUX PROPRES	**271 554 654**	**279 334 241**
Capital	57 221 107	57 221 107
Primes d'émission	156 024 383	156 024 383
Réserve légale	5 563 736	4 681 706
Report à nouveau	57 920 016	43 766 457
Résultat de l'exercice	(5 174 588)	17 640 588
PROVISIONS POUR RISQUES ET CHARGES	**28 093 082**	**15 525 467**
DETTES	**417 122 584**	**670 014 260**
Emprunts obligataires convertibles	238 692 913	577 732 366
Emprunts et dettes auprès d'établissements de crédit	54 029 770	22 603 065
Emprunts et dettes financières divers	69 702 512	8 244 174
Fournisseurs et comptes rattachés	19 292 927	21 182 243
Dettes fiscales et sociales	31 010 138	32 752 002
Dettes sur immobilisations	3 180 521	1 650 315
Autres dettes et avances reçues	1 213 803	5 850 095
COMPTES DE RÉGULARISATION	**923 421**	**1 084 680**
Produits constatés d'avance	885 221	1 064 078
Écart de conversion passif	38 200	20 602
Total du passif	**717 693 741**	**965 958 648**

1.2 Compte de résultat au 31 décembre 2005

(en euros)	31/12/2005	31/12/2004
Chiffre d'affaires	160 781 329	169 422 415
Production stockée	(56 787)	44 986
Production immobilisée	856 049	1 216 958
Subventions d'exploitation	10 241	46 122
Reprises sur amortissements, provisions, transferts de charges	2 672 816	6 588 194
Autres produits	64 487	191 434
Produits d'exploitation	**164 328 135**	**177 510 109**
Autres achats et charges externes	68 073 569	73 894 787
Impôts et taxes	4 463 744	5 783 468
Salaires et traitements	77 865 245	80 654 174
Charges sociales	32 429 870	33 563 048
Dotations aux amortissements et aux provisions	5 833 108	6 897 705
Autres charges	861 741	2 113 396
Charges d'exploitation	**189 527 277**	**202 906 578**
Résultat d'exploitation	**(25 199 142)**	**(25 396 469)**
Produits financiers	55 728 164	85 369 852
Charges financières	22 247 999	47 433 621
Résultat financier	**33 480 165**	**37 936 231**
Résultat courant	**8 281 023**	**12 539 762**
Produits exceptionnels	2 146 088	5 054 756
Charges exceptionnelles	28 605 117	10 239 448
Résultat exceptionnel	**(26 459 029)**	**(5 184 692)**
Impôts sur les bénéfices (produits)	(13 003 418)	(10 285 518)
Résultat net	**(5 174 588)**	**17 640 588**

2. Annexe comptable des comptes sociaux au 31 décembre 2005

2.0 Règles et méthodes comptables

Les conventions générales comptables ont été appliquées dans le respect du principe de prudence, conformément aux hypothèses de base :

- continuité de l'exploitation ;
- permanence des méthodes comptables d'un exercice à l'autre ;
- indépendance des exercices,

et conformément aux règles générales d'établissement et de présentation des comptes annuels.

La méthode de base retenue pour l'évaluation des éléments inscrits en comptabilité est la méthode des coûts historiques.

2.1 Changements de méthode

Suivant la recommandation 2003-R01 du Conseil National de la Comptabilité, la société a adopté à compter du 1er janvier 2005, la méthode préférentielle relative aux engagements de retraite et qui consiste à comptabiliser l'ensemble de ces engagements sous forme de provision. Auparavant, les engagements de retraite étaient déclarés en engagements hors bilan dans l'annexe aux comptes. L'impact au 1er janvier 2005 de ce changement de méthode a été comptabilisé en capitaux propres pour son montant net d'impôt, soit 2 605 000 €.

L'application, depuis le 1er janvier 2005, des règlements 2002-10 et 2004-06 du Comité de réglementation comptable, relatifs respectivement à l'amortissement et à la dépréciation des actifs, et à la définition, la comptabilisation et l'évaluation des actifs, n'a pas eu d'incidence significative sur les comptes.

2.2 Immobilisations incorporelles

Les immobilisations incorporelles sont évaluées à leur coût d'acquisition ou de production.

Ces immobilisations correspondent à des logiciels achetés ou créés et à des marques.

Les logiciels créés destinés à usage interne ou à usage commercial sont inscrits principalement en charges. Toutefois, ils peuvent être inscrits à l'actif lorsque les conditions suivantes sont respectées :

- le projet est clairement identifié et suivi de façon individualisée et fiable ;
- le projet a de sérieuses chances de réussite technique ;
- le projet a de sérieuses chances de rentabilité commerciale pour les logiciels destinés à être loués, vendus ou commercialisés ;
- la société manifeste son intention de produire, de commercialiser ou d'utiliser en interne les logiciels concernés ;
- les frais faisant l'objet d'activation sont ceux directs, internes et externes, engagés durant les phases d'analyse organique, de programmation, de tests, et pour le développement de ces logiciels.

Les amortissements sont calculés suivant le mode linéaire en fonction de la durée de vie prévue pour les logiciels de 12 mois à 5 ans.

Les marques correspondent aux frais de dépôt des marques. Les marques ne sont pas amorties.

2.3 Immobilisations Corporelles

Les immobilisations corporelles correspondent aux installations agencements, matériels de bureau, matériels informatiques et mobilier.

Elles sont évaluées à leur coût d'acquisition.

Les amortissements pour dépréciation sont calculés suivant le mode linéaire en fonction de la durée de vie prévue :

- agencements et installations : 10 ans ;
- matériels informatiques et de bureau : 4 ans ;
- mobilier de bureau : 10 ans.

Une dotation exceptionnelle aux amortissements a été calculée selon la méthode prospective pour les agencements et installations, et le mobilier de bureau dans le cadre du plan de Restructuration Albatros, en perspective du déménagement de la société et du changement de son mobilier au 30 juin 2006.

La durée de vie a été ramenée à 1 an à compter du 1er juillet 2005.

Le montant de l'amortissement exceptionnel s'élève à 2 445 196 €.

2.4 Participations, autres immobilisations financières

La valeur brute des titres de participation et autres immobilisations financières figurant au bilan est constituée par leur coût d'acquisition.

Le prix d'acquisition des titres de participation est constitué dans la majorité des cas d'une partie fixe réglée lors de l'acquisition et d'un complément de prix variable en fonction des résultats futurs de la société sur une période en général de 5 ans.

Les compléments de prix à payer en année N+1 au titre des résultats de l'année N sont inscrits à l'actif en contrepartie du poste dettes sur immobilisations.

Les compléments de prix au titre des années futures constituent des engagements hors bilan.

La valeur d'inventaire des titres correspond à leur valeur d'usage pour l'entreprise.

Elle est déterminée en tenant compte d'une valorisation d'entreprise effectuée à partir des perspectives de rentabilité (CA, EBIT, cash-flow, taux de croissance) basée sur les plans d'affaires.

Une dépréciation est constatée lorsque la valeur d'inventaire ainsi définie est inférieure à la valeur d'acquisition.

2.5 Utilisation d'estimations

La préparation des états financiers nécessite l'utilisation d'estimations et d'hypothèses qui peuvent avoir un impact sur la valeur comptable de certains éléments du bilan ou du compte de résultat, ainsi que sur les informations données dans certaines notes de l'annexe. Altran revoit ces estimations et appréciations de manière régulière pour prendre en compte l'expérience passée et les autres facteurs jugés pertinents au regard des conditions économiques. Ces estimations, hypothèses ou appréciations sont établies sur la base d'informations ou situations existant à la date d'établissement des comptes, qui peuvent se révéler, dans le futur, différentes de la réalité. Elles concernent principalement les provisions et les hypothèses retenues pour l'établissement des plans d'affaires utilisés pour la valorisation des titres de participation.

2.6 En cours de production de services

Une valorisation de la production de services en cours est effectuée au 31/12/2005 au prix de revient dès lors que toutes les conditions formelles réunies pour constater la production à l'avancement ne sont pas totalement remplies.

Une dépréciation est constatée lorsque la valeur d'inventaire est inférieure à la valeur nominale.

2.7 Créances

Les créances sont valorisées à leur valeur nominale.

Concernant les avances aux filiales, la valeur d'inventaire de ces créances suit la logique de dépréciation qui a été retenue pour les titres de participations.

Une dépréciation est constatée lorsque la valeur d'inventaire est inférieure à la valeur nominale.

Informations concernant les opérations d'affacturage :

- en cours clients : 29 835 125 € ;
- compte courant et garantie Factor : 4 646 470 € ;
- avance court terme du Factor : 25 188 655 €.

2.8 Opérations en devises et écarts de conversions

Les charges et produits en devises sont enregistrés pour leur contre valeur à la date de l'opération. Les dettes, créances et disponibilités en devises figurent au bilan pour leur contre valeur au cours de fin d'exercice.

Les différences résultant de l'actualisation des dettes et des créances en devises à ce dernier cours sont portées au bilan en écart de conversion pour les devises des pays hors zone Euro et les pertes latentes font l'objet d'une provision pour risque.

2.9 Opérations à long terme et reconnaissance du Chiffre d'affaires

Le Chiffre d'affaires correspond au montant des prestations de services réalisées par la société.

La méthode de reconnaissance du Chiffre d'affaires et des coûts est fonction de la nature des prestations. La société réalise la majorité de ses prestations en régie.

Prestations en régie :
Le Chiffre d'affaires et les coûts associés sont reconnus au fur et à mesure de l'avancement sur la base du temps passé par rapport aux temps totaux figurant au contrat.

Prestations au forfait :
Dans le cas où des contrats au forfait sont conclus avec obligation de résultat, le Chiffre d'affaires et le résultat sont enregistrés selon la méthode de l'avancement. L'avancement est déterminé en fonction du pourcentage des coûts encourus pour les travaux réalisés par rapport aux coûts totaux estimés.

Lorsqu'il est probable que le total des coûts estimés du contrat sera supérieur au total des produits du contrat, la perte à terminaison attendue est immédiatement provisionnée.

Les services exécutés ne répondant pas aux conditions citées précédemment sont enregistrés au prix de revient en « Travaux en cours ».

2.10 Emprunt obligataire convertible

L'emprunt obligataire convertible émis en juillet 2004 s'élève au 31/12/2005 à 230 000 000 euros, composé de 18 110 236 obligations au nominal de 12,70 euros pour une durée de 4 ans et 176 jours.

La rémunération servie est de 3,75 % l'an, payable à terme échu le 1er janvier de chaque année.

Le montant des intérêts courus en 2005 payables à terme échu le 1er janvier 2006 est de 8 692 913 euros.

Cet emprunt pourrait diluer le résultat de base par action dans le futur, en raison de la parité d'échange d'une action de la société pour une obligation pour un maximum de 18 110 236 actions, soit 15,80 % des actions ordinaires en circulation.

Cette opération a permis de diversifier les sources de financement et d'allonger la maturité moyenne de la dette.

L'emprunt obligataire à 3,5 % émis en juillet 2000 avec option de conversion en actions nouvelles et/ou d'échange en actions existantes, d'un montant de 448 500 000 euros composé de 1 725 000 obligations au nominal de 260 euros (donnant droit à la souscription de 5 175 000 actions à 86,67 euros suite à la multiplication par 3 du nombre de titres le 2 janvier 2001), et pour une durée de 4 ans et 158 jours a été remboursé à l'échéance du 3 janvier 2005 pour un montant de 343 579 345 euros, intérêts inclus.

2.11 Lignes de crédit à moyen terme

Altran Technologies a un accord avec ses banquiers assurant un accès complet à des lignes de crédit représentant 120.5 millions d'euros au 31 décembre 2005 et dont la maturité s'étend jusqu'en 2009.

L'ensemble de ces lignes de crédit deviendrait exigible si le groupe venait à ne pas respecter les ratios financiers maximums figurant dans le tableau ci-après :

	31/12/2005	31/12/2006	31/12/2007	31/12/2008	31/12/2009
Dette nette/fonds propres	1,15	1,0	1,0	1,0	1,0
Dette nette/Ebitda	3,5	3	2,5	2,0	2,0

Ces deux ratios font appel à deux notions contractuelles dites de la dette financière nette et de « l'EBITDA hors participation » définis comme suit :

Dette financière nette = dette nette hors participation des salariés et intérêts courus sur dettes obligataires

EBITDA hors participation = Excédent brut d'exploitation avant participation des salariés.

(1) Gearing = Dette financière nette/Fonds propres consolidés

(2) Ratio consolidé de levier financier = Dette financière nette/EBITDA hors participation des salariés

Les ratios financiers du groupe sont au 31 décembre 2005 :

Dette financière nette/fonds propres	1,02
Dette financière nette/Ebitda avant participation	2,79

Dans le cadre de cet accord de crédit le groupe a pris d'autres engagements à l'égard des trois banques signataires dont les principaux sont :

- limitation des sommes décaissées pour les nouvelles acquisitions à 30 millions d'euros par exercice social ;
- limitation des cessions d'actifs à 10 millions d'euros par exercice social et ce hors cessions autorisées.

Le groupe n'a pas à respecter d'autres covenants significatifs sur ses lignes de crédit utilisées.

Le montant des lignes de crédit utilisées s'élève au 31 décembre 2005 à 76,5 millions d'euros.

Les lignes de crédit moyen terme du groupe s'amortissent selon le tableau suivant en milliers d'euros :

	Déc. 04	Juin 2005	Déc. 05	Juin 2006	Déc. 06	Juin 2007	Déc. 07	Juin 2008	Déc. 08	Juin 2009	Déc. 09
CADIF taux fixe	20 631	18 592	16 493	14 334	12 112	9 826	7 473	5 053	2 562	-	-
Cadif Taux variable	50 000	45 000	40 000	35 000	30 000	25 000	20 000	15 000	10 000	5 000	-
Total CADIF	70 631	63 592	56 493	49 334	42 112	34 826	27 473	20 053	12 562	5 000	-
BNP Paribas Taux variable	40 000	36 000	32 000	28 000	24 000	20 000	16 000	12 000	8 000	4 000	-
SG Taux Variable	40 000	36 000	32 000	28 000	24 000	20 000	16 000	12 000	8 000	4 000	-
Total	150 631	135 592	120 493	105 334	90 112	74 826	59 473	44 053	28 562	13 000	-

Conformément à la convention de crédit signée en décembre 2004, Altran Technologies a mis en place un contrat de couverture de taux d'intérêt destiné à couvrir au moins 50 % de l'engagement total du crédit revolving pour une durée minimum de 3 ans. Ainsi Altran Technologies gère une position structurelle taux fixe/taux variable en euros afin de limiter le coût de sa dette et utilise pour cela des instruments optionnels d'échange de taux d'intérêts (swaps, caps et floors) dans le cadre de limites fixées par la Direction et la convention de crédit.

Au 31 décembre 2005, les principales caractéristiques de ce contrat de couverture sont les suivantes :

	Date échéance	Deal	Type	Taux initial	Nominal initial	Taux variable	Devise
SG127	01/04/08	A	Cap	4,11 %	15 000 000	Euribor3MP	EUR
SG56	01/04/08	A	Cap	3,89 %	15 000 000	Euribor3MP	EUR
BNP	01/04/08	A	Cap	3,89 %	15 000 000	Euribor3MP	EUR
CA	01/04/08	A	Cap	3,79 %	15 000 000	Euribor3MP	EUR
SG128	01/04/08	V	Floor	2,00 %	15 000 000	Euribor3MP	EUR
SG062	01/04/08	V	Floor	2,00 %	15 000 000	Euribor3MP	EUR
BNP	01/04/08	V	Floor	2,00 %	15 000 000	Euribor3MP	EUR
CA	01/04/08	V	Floor	2,00 %	15 000 000	Euribor3MP	EUR
BNP & CA & SG	01/04/08		Swaps IRS		60 000 000	EIB Euribor 3M	EUR (A)

2.12 Charges à répartir

Les frais d'émission de l'emprunt obligataire convertible 2004 sont amortis sur 4 ans et 176 jours.

La contrepartie de la comptabilisation de ces charges à répartir est en transferts de charges.

2.13 Provisions pour risques et charges

Des provisions pour risques et charges sont constituées lorsque, à la clôture de l'exercice, il existe une obligation de la société à l'égard d'un tiers dont il est probable ou certain qu'elle provoquera une sortie de ressources au bénéfice de ce tiers, sans contrepartie au moins équivalente attendue de celui-ci.

L'estimation du montant figurant en provision correspond à la sortie de ressources qu'il est probable que la société devra supporter pour éteindre son obligation.

Les principales provisions pour risques et charges que la société est amenée à comptabiliser, incluent :

- des coûts estimés au titre de litiges, contentieux et actions en réclamation de la part de tiers ou d'anciens salariés ;

• des coûts estimés de restructurations.

Une provision pour restructuration a été constituée au 31/12/2005 dans le cadre du plan Albatros, elle s'élève à 18 356 334 euros.

Une provision pour perte de change a été constituée du montant de l'écart de conversion actif pour un montant de 80 802 euros.

Les passifs éventuels correspondent à des obligations potentielles résultant d'évènements passés dont l'existence ne sera confirmée que par la survenance d'évènements futurs qui ne sont pas totalement sous le contrôle de la société ou à des obligations probables pour lesquelles la sortie de ressources ne l'est pas.

2.14 Tableaux détail actif passif et compte de résultat

Immobilisations

(en euros)	Valeur brute au début de l'exercice	Acquisitions	Cessions ou mises hors service ou transferts	Valeur brute à la fin de l'exercice
IMMOBILISATIONS INCORPORELLES				
Brevets, licences, marques	5 294 705	890 120	(24 899)	6 209 724
Immobilisations incorporelles en cours	26 762	33 028	26 762	33 028
Total 1	5 321 467	923 148	1 864	6 242 751
IMMOBILISATIONS CORPORELLES				
Autres immobilisations corporelles	18 461 900	725 820	1 241 513	17 946 207
Immobilisations corporelles en cours	70 705	83 010	70 705	83 010
Total 2	18 532 605	808 829	1 312 218	18 029 216
IMMOBILISATIONS FINANCIÈRES				
Participations et créances rattachées	203 152 777	5 311 798	7 670 332	200 794 243
Prêts et autres immobilisations financières	56 912 668	17 071 910	17 635 612	56 348 966
Total 3	260 065 445	22 383 708	25 305 944	257 143 209
Total général (1 + 2 + 3)	**283 919 517**	**24 115 685**	**26 620 026**	**281 415 176**

Amortissements

(en euros)	Montant au début d'exercice	Augmentations	Diminutions	Montant à la fin de l'exercice
IMMOBILISATIONS INCORPORELLES				
Brevets, licences, marques	2 737 237	1 202 772		3 940 009
Total 1	2 737 237	1 202 772	0	3 940 009
IMMOBILISATIONS CORPORELLES				
Autres immobilisations corporelles	10 387 320	4 572 810	1 290 239	13 669 891
Total 2	10 387 320	4 572 810	1 290 239	13 669 891
Total général (1 + 2)	**13 124 557**	**5 775 582**	**1 290 239**	**17 609 900**

Provisions et dépréciations inscrites au bilan

(en euros)	Montant au début d'exercice	Augmentations	Diminutions	Montant à la fin de l'exercice
Participations et créances rattachées	6 365 781	4 989 783	6 365 782	4 989 782
Autres immobilisations financières	791 479	0		791 479
Stocks et en cours	51 260	0		51 260
Créances clients	3 157 873	135 815	205 654	3 088 034
Provisions pour risques et litiges	9 751 762	19 127 964	2 928 003	25 951 723
Provisions pour pensions et obligations similaires	2 605 000(*)	443 547	987 990	2 060 557
Provision pour perte de change	5 773 705	80 802	5 773 705	80 802
Total	**25 891 860**	**24 777 911**	**16 261 134**	**37 013 637**

(*) Changement de méthode

Suivant la recommandation 2003-R01 du Conseil National de la Comptabilité, la société a adopté à compter du 1er janvier 2005, la méthode préférentielle relative aux engagements de retraite et qui consiste à comptabiliser l'ensemble de ces engagements sous forme de provision. Auparavant, les engagements de retraite étaient déclarés en engagements hors bilan dans l'annexe aux comptes.

Dont reprise de provision utilisée pour :	6 343 499 €
(dont risque 766 192 €, change 5 577 307 €)	
Dont reprise de provision non utilisée pour :	3 346 199 €
(dont risque 2 161 811€, IDR 987 990 €, change 196 398 €)	

Les principaux risques et litiges sont décrits au paragraphe « litiges significatifs » de l'annexe.

État des échéances des créances

(en euros)	Montant brut	À un an au plus	À plus d'un an
CRÉANCES DE L'ACTIF IMMOBILISÉ			
Créances rattachées à des participations	13 620 362		13 620 362
Prêts	50 176 621	16 785 853	33 390 768
Autres immobilisations financières	6 172 345	1 059 820	5 112 525
CRÉANCES DE L'ACTIF CIRCULANT			
Créances clients	31 108 851	29 013 149	2 095 702
Personnel et organismes sociaux	990 669	990 669	
État	13 207 029	13 207 029	
Groupe et associés	371 327 642	371 327 642	
Autres créances	2 559 514	2 559 514	
Charges constatées d'avance	296 440	296 440	
Total	**489 459 474**	**435 240 117**	**54 219 357**

État des échéances des dettes

(en euros)	Montant brut	À 1 an au plus	Plus d'1 an moins de 5 ans	Plus de 5 ans
Emprunts obligataires convertibles	238 692 913	8 692 913	230 000 000	
Emprunts et dettes auprès d'établissements de crédit	54 029 770	41 917 307	12 112 463	
Emprunts et dettes financières divers	64 487 860	61 614 265	2 873 595	
Groupe et associés	5 214 652	5 195 902	18 750	
Dettes fournisseurs et comptes rattachés	19 292 927	19 292 927		
Dettes fiscales et sociales	31 010 138	31 010 138		
Dettes sur immobilisations	3 180 521	3 180 521		
Autres dettes	1 145 017	1 145 017		
Produits constatés d'avance	885 221	885 221		
Total	**417 939 019**	**172 934 211**	**245 004 808**	

La majorité des dettes financières auprès des établissements de crédit est contractée à taux variable essentiellement indexé sur le taux de référence EURIBOR ou EONIA. Ces dettes financières ont été contractées en euros.

Entreprises liées et participations

(en euros)	
Participations	187 155 923
Créances rattachées à des participations	13 620 362
Prêts	46 600 000
En cours de production de services	
Créances clients et comptes rattachés	20 996 962
Autres créances et charges constatées d'avance	371 749 572
Emprunts et dettes financières divers	5 366 844
Dettes fournisseurs et comptes rattachés	11 524 080
Autres dettes et produits constatés d'avance	431 418

Charges et produits concernant les entreprises liées

(en euros)	
Produits d'exploitation	39 473 934
Charges d'exploitation	(25 583 671)
Produits financiers	43 509 348
Charges financières	(415 130)
Produits exceptionnels	21 896
Charges exceptionnelles	(7 682 504)

Produits à recevoir

(en euros)	
Immobilisations financières	54 734
Créances clients et comptes rattachés	4 233 178
Autres créances	415 104
Créances fiscales et sociales	2 172 212
Disponibilités	1 007 889
Total	**7 883 117**

Charges à payer

(en euros)	
Emprunts obligataires convertibles	8 692 913
Emprunts et dettes auprès d'établissements de crédit	79 032
Emprunts et dettes financières divers	779 052
Dettes fournisseurs et comptes rattachés	9 752 734
Dettes fiscales et sociales	14 816 259
Dettes sur immobilisations	3 028 140
Autres dettes	872 264
Total	**38 020 394**

Charges et produits constatés d'avance

(en euros)	Charges	Produits
Charges/Produits d'exploitation	296 440	885 221
Total	**296 440**	**885 221**

Charges à répartir sur plusieurs exercices

(en euros)	Montant au début d'exercice	Augmentations	Dotations de l'exercice aux amortissements	Montant à la fin de l'exercice
Charges à répartir sur plusieurs exercices (*)	4 842 165	0	1 209 713	3 632 452
Total	**4 842 165**	**0**	**1 209 713**	**3 632 452**

(*) Charges à étaler nettes (frais d'émission de l'Océane 2009) étalées sur 4 ans et 176 jours.

Composition du capital social

	Nombre	Valeur nominale
Actions composant le capital social en début d'exercice	114 442 214	0,5 euro
Actions composant le capital social en fin d'exercice	114 442 214	0,5 euro

Ventilation du Chiffre d'affaires net

(en euros)	
RÉPARTITION PAR SECTEURS D'ACTIVITÉ	
Prestations de services	160 781 329
Total	160 781 329
RÉPARTITION PAR MARCHÉS GÉOGRAPHIQUES	
Ventes en France	142 569 215
Ventes à l'étranger	18 212 114
Total	160 781 329

Impôts sur les bénéfices et intégration fiscale

En 2004, il a été mis en place une intégration fiscale dont Altran Technologies est tête du groupe.

La presque totalité des filiales françaises fait partie intégrante du périmètre d'intégration fiscale.

Toutes les conventions reprennent essentiellement les points suivants :

Principe général

Il est retenu le principe de neutralité par lequel, dans la mesure du possible, les filiales doivent constater dans leurs comptes, pendant toute la durée de l'intégration dans le groupe, une charge ou un produit d'impôt sur les sociétés, de contributions additionnelles et d'imposition forfaitaire annuelle (I.F.A.), analogue à celui qu'elles auraient constaté si elles n'avaient pas été intégrées.

Impôt sur les sociétés

Les filiales constatent, au titre de chaque exercice, l'impôt qu'elles auraient dû verser si elles n'avaient jamais été intégrées.

Pratiquement, il s'agit de l'impôt déterminé, après imputation des déficits antérieurs.

La constatation de cet impôt fait naître une créance d'Altran Technologies sur les filiales d'un montant identique.

Les filiales ne peuvent pas opter pour le report en arrière de leur déficit pendant leur période d'appartenance au groupe.

Imposition forfaitaire annuelle

Les montants sont payés par les filiales à Altran Technologies dans les conditions de droit commun et sont imputables sur l'I.S. dû à Altran Technologies pendant la période d'imputation légale.

Crédits impôts et avoirs fiscaux

Ces crédits d'impôts et avoirs fiscaux, qu'ils soient remboursables ou non par le Trésor Public, sont imputés sur l'impôt dû par les filiales en application des règles.

Créances de report en arrière des déficits

Les créances de report en arrière des déficits des filiales nées avant la période d'intégration ne sont pas imputables sur l'impôt dû par les filiales.

En contrepartie, les filiales peuvent céder à Altran Technologies la ou les créances dans les conditions fixées à l'article 223G du Code Général des Impôts.

Le solde du compte État-Carry-back s'élève à 4 867 758 euros.

Modalités de règlement des impôts

Lors de l'exercice d'entrée dans l'intégration, les filiales versent les quatre acomptes d'I.S. directement à leur propre perception ainsi que l'I.F.A. due au titre de l'exercice d'entrée et les acomptes de contributions dues, le cas échéant.

À compter du 2e exercice de l'intégration, les filiales règlent à Altran Technologies les acomptes d'I.S., les contributions additionnelles et la liquidation dans les conditions de droit commun. Il en est de même de l'I.F.A. et du précompte mobilier dû.

L'inscription de ces montants chez Altran Technologies dans le compte courant des filiales ne porte pas intérêts.

Durée

La convention est conclue pour la durée de l'intégration des filiales soit 5 ans à compter du 1er janvier 2004.

Modalités lors de la sortie du groupe

Les filiales sortent du groupe si l'une des conditions exigées par l'article 223A du CGI pour l'appartenance au groupe intégré n'est plus satisfaisante.

La sortie du groupe produit rétroactivement ses effets au premier jour de l'exercice au cours duquel l'événement qui l'a entraînée est intervenu.

Les filiales redeviennent imposables distinctement sur le résultat et la plus value nette à long terme réalisés à la clôture de l'exercice au cours duquel est intervenu l'événement ayant entraîné la sortie.

Impacts 2005 de l'intégration fiscale

Les Impôts sur les sociétés des filiales font l'objet d'une comptabilisation dans les filiales et d'une remontée dans les comptes d'Altran Technologies via les comptes courants ; ces impôts sociétés sont comptabilisés en produits chez Altran Technologies pour 17 400 972 €.

L'impôt société d'ensemble déterminé sur le résultat d'ensemble du groupe, est lui comptabilisé en charge par Altran Technologies pour un montant de 4 504 686 €.

L'économie d'impôt sur les sociétés relative aux déficits des filiales constatée en 2004 a fait l'objet d'une reprise de provision dans les comptes d'Altran Technologies pour un montant de 1 382 982 €€ en conformité avec l'avis n° du 2005-G du 12 octobre 2005 du Comité d'Urgence du CNC.

Étant donné que le reversement en trésorerie n'est pas estimé probable, aucune provision n'a été comptabilisée au 31/12/2005.

Ventilation de l'impôt sur les bénéfices

(en euros)	Résultat comptable	Impôt
Résultat courant	8 281 023	(7 328 733)
Résultat exceptionnel	(26 459 029)	(3 650 634)
Neutralisation Impôt sur les sociétés Individuel de AT		10 979 367
IS Individuels des filles ; IS ensemble Intégration fiscale ; Crédits impôts	13 003 418	(13 003 418)
Résultat net comptable	(5 174 588)	(13 003 418)

Crédit-bail

(en euros)		Matériel bureau	Total
VALEUR D'ORIGINE			
Amortissements	Cumuls exercices antérieurs		
	Dotations exercice	8 626	8 626
Total		8 626	8 626
Redevances payées	Cumuls exercices antérieurs	11 266	11 266
	Exercice	4 010	4 010
Total		15 276	15 276
Redevances restant à payer	À 1 an au plus	0	0
	De 1 à 5 ans	0	0
Total		0	0
Valeurs résiduelles	À plus d'1 an et 5 ans au plus	0	0
Montant pris en charge dans l'exercice		4 010	4 010

Engagements donnés

(en milliers euros)	
Cautions et garanties au profit de filiales	5 378
Cautions et garanties au profit de tiers extérieurs	41 578
Engagements en matière d'affacturage	29 835
Autres engagements : locations véhicules	1 058
Clause de non-concurrence en faveur d'anciens salariés et dirigeants (avec charges sociales)	1 425
Compléments de prix d'acquisitions variables en fonction des résultats futurs de la société acquise	3 025
Droit Individuel à la Formation	44 129 heures

Engagements reçus

(en euros)	
Crédit Revolving	70 000 000

Accroissements et allégements de la dette future d'impôts

(en euros)	Montant	Impôt
NATURE DES DIFFÉRENCES TEMPORAIRES		
Allégements : Organic 2005	267 528	90 505
Écarts de conversion passif 2005	38 200	12 923
Provisions non déductibles 2005	13 321 100	4 506 528
Total	13 626 828	4 609 956

Les déficits fiscaux nés avant l'intégration fiscale s'élèvent à 25,3 millions d'euros.

Rémunération des dirigeants (en euros)

Le montant global des rémunérations brutes allouées au titre de 2005 aux membres des organes d'administration et de direction de la société Altran Technologies s'élève pour 2005 à 934 006 euros.

Quant à la provision pour engagements de retraite, elle s'élève pour ces membres au 31/12/2005 à 19 981 euros.

Aucun crédit ou avance n'a été accordé à ces membres au cours de l'exercice 2005.

Effectif total

Personnel salarié	
Cadres	1 433
Employés	112
Total	1 545

Variation des capitaux propres

(en euros)		Mouvements sur le capital					
Libelles	Valeur début exercice	Augmentation	Réduction	Changement de Méthode	Affectation résultat N-1	Résultat de l'année N	Valeur à fin exercice
Capital	57 221 107						57 221 107
Primes d'émission	156 024 383						156 024 383
Réserve légale	4 681 706				882 029		5 563 735
Report à nouveau	43 766 457			(2 605 000)(*)	16 758 559		57 920 016
Résultat de l'exercice	17 640 588				(17 640 588)	(5 174 588)	(5 174 588)
Capitaux propres	279 334 241	0	0	(2 605 000)	0	(5 174 588)	271 554 653

(*) *Suivant la recommandation 2003-R01 du Conseil National de la Comptabilité, la société a adopté à compter du 1er janvier 2005, la méthode préférentielle relative aux engagements de retraite et qui consiste à comptabiliser l'ensemble de ces engagements sous forme de provision. Auparavant, les engagements de retraite étaient déclarés en engagements hors bilan dans l'annexe aux comptes. L'impact au 1er janvier 2005 de ce changement de méthode a été comptabilisé en capitaux propres pour son montant net d'impôt, soit 2 605 000 €.*

La société Altran Technologies ne détient pas de titres en propre.

Détail du résultat financier au 31/12/05

(en euros)	Charges financières	Produits financiers
Intérêts sur compte courant groupe	415 526	
Intérêts des emprunts bancaires	1 078 331	
Intérêts sur emprunt obligataire	8 692 913	
Intérêts sur participation salariale	187 796	
Intérêts sur découverts	184 734	
Intérêts d'échelles fusionnées	(396)	
Intérêts sur crédit revolving	3 018 657	
Pertes de change	2 961 904	
Charges financières sur affacturage	637 949	
Dotations aux provisions sur écart de change	80 802	
Dotations aux provisions sur immobilisations financières	4 989 783	
Dotations aux provisions sur autres immobilisations financières	0	
Dividendes		33 606 818
Intérêts sur compte courant groupe		8 879 641
Intérêts sur prêts		26 470
Gains de change		42 671
Produit sur cession VMP et quote-part de résultat		0
Autres produits financiers		1 033 077
Reprise de provisions sur écart de change		5 773 705
Reprise de provisions pour dépréciation des immobilisations financières		6 365 782
Total charges et produits financiers	**22 247 999**	**55 728 164**

Détail du résultat exceptionnel au 31/12/05

(en euros)	Charges exceptionnelles	Produits exceptionnels
Autres charges exceptionnelles sur opérations de gestion	61 153	
VNC des immobilisations cédées	7 684 452	
Dotations aux provisions pour risques et charges exceptionnelles	18 218 876	
Dotation aux amortissements exceptionnels des immobilisations	2 640 636	
Produits de cession des immobilisations cédées		246 085
Reprises sur provisions pour risques et charges exceptionnels		1 900 003
Total charges et produits exceptionnels	**28 605 117**	**2 146 088**

2.15 Faits marquants de l'exercice

Remboursement des Océanes 2005

Le 3 janvier 2005, le groupe a remboursé avec succès l'intégralité des Océanes 2005 en circulation pour un montant de 332 millions d'euros et soldé les intérêts courus au titre de l'exercice 2004 pour un montant de 11,4 millions d'euros.

Gouvernance d'entreprise

Christophe Aulnette a été nommé Directeur Général Délégué et mandataire social d'Altran Technologies lors du Conseil d'Administration du 23 mars 2005.

Le 15 avril 2005, le Conseil d'Administration a coopté Monsieur Christophe Aulnette en qualité d'administrateur en remplacement de Monsieur Michel Friedlander.

Le 19 mai 2005, le Conseil d'Administration a nommé Christophe Aulnette en qualité de Président et Directeur Général en remplacement d'Alexis KNIAZEFF qui avait présenté sa démission de son mandat d'administrateur à ce même Conseil.

Le 29 juin 2005, l'Assemblée Générale Mixte des Actionnaires a approuvé la modification du mode d'administration de la société en adoptant la forme de Directoire et de Conseil de Surveillance.

Lors de la séance du Conseil de Surveillance du 30 juin 2005, Messieurs Yves de Chaisemartin et Michel Senamaud ont été

nommés respectivement Président et Vice-Président du Conseil de Surveillance.

Les autres membres du Conseil de Surveillance sont :

Madame Guylaine Saucier, Monsieur Roger Alibault et Monsieur Dominique de Calan.

Le Conseil de Surveillance a nommé Messieurs Christophe Aulnette et Éric Albrand, en qualité de membres du Directoire, Monsieur Christophe Aulnette ayant également été nommé Président du Directoire.

Projet Altran 2008

Au cours de l'Assemblée Générale Mixte des Actionnaires du 29 juin 2005, Christophe Aulnette a présenté le projet Altran 2008, plan stratégique de croissance et de rentabilité.

Ce plan doit permettre d'engager les transformations nécessaires au développement du groupe en s'adaptant mieux à l'évolution de la demande de ses clients.

Cette vision stratégique s'articule autour de quatre axes :

Devenir un partenaire global de l'innovation pour nos clients

Altran dispose d'un spectre de compétences très diversifié allant de l'analyse de la faisabilité d'un projet innovant à sa mise en œuvre. Le groupe a effectué une revue de son portefeuille d'activité afin de mieux segmenter son offre et de renforcer la lisibilité par nos clients de l'offre des filiales du groupe. Cette revue d'activité a pour objectif de focaliser les efforts des filiales sur un secteur économique, géographique ou une compétence donnée.

Par ailleurs le groupe a mis en place à l'automne dernier une politique de grands comptes afin d'offrir un meilleur service à ses clients. La nomination de « Key Account manager » permet ainsi de renforcer le dialogue commercial avec ses grands clients et devrait permettre au groupe de renforcer son efficacité commerciale.

De premiers succès ont d'ores et déjà été réalisés puisque le groupe a été à nouveau référencé au niveau européen par France Télécom SI au cours de l'été. D'autres comptes ont référencé le groupe de manière globale comme Thalès, Renault SI ou d'autres. Altran poursuivra dans les trimestres à venir la déclinaison de cette nouvelle approche commerciale auprès de ses grands comptes.

Être un employeur de référence

Les hommes et les femmes du groupe, consultants, business managers, dirigeants et fonctions transverses constituent la vraie force du groupe. Altran reste aujourd'hui un des principaux recruteurs d'ingénieurs de haut niveau en France mais également en Europe. Altran souhaite valoriser ce capital humain en renforçant le sentiment d'appartenance du groupe. Cet objectif de la vision Altran 2008 passe par :

- la création à l'automne dernier d'une direction des ressources humaines visant à proposer, dans le futur, des plans de carrière ambitieux à nos salariés et accentuer la mobilité interne des consultants en leur proposant un parcours de carrière ;
- le lancement en début d'année 2006, d'un plan d'actionnariat salarié dont l'objectif est d'offrir à l'ensemble des salariés européens du groupe la possibilité de partager les fruits de leurs efforts quotidiens en investissant au travers d'une augmentation de capital réservée aux salariés ;
- la réduction du turnover qui reste un enjeu majeur du groupe.

L'ensemble de ces chantiers vise à faire d'Altran « l'employeur de référence » dans le monde des ingénieurs.

« From patchwork to network »

La croissance du groupe a longtemps été assurée par une politique décentralisée laissant à chaque filiale une grande liberté de définir son offre.

Cette politique a généré des phénomènes de concurrence interne contre-productive et amoindrit la lisibilité de l'offre du groupe par les clients.

Le groupe travaille à définir pour chaque filiale son territoire d'intervention qui peut être géographique, orienté marché ou orienté compétences. Ainsi, les offres de services informatiques font l'objet de regroupement dans chaque pays et la couverture géographique de toutes les filiales en France est en cours de rationalisation.

Cette réorganisation doit favoriser la compréhension de l'offre par les clients, faciliter le développement d'offres ciblées à valeur ajoutée et permettre une collaboration commerciale entre les filiales du groupe.

Ce passage d'une politique de concurrence interne à une culture de coopération, de réseau, est aussi essentiel pour améliorer les résultats et faciliter les perspectives de carrières pour les consultants et ainsi réduire leur turnover.

Excellence opérationnelle

Altran a pour ambition de revenir à des niveaux de performances commerciales, opérationnelles et financières comparables aux acteurs les plus performants du secteur.

Ainsi les résultats financiers du groupe peuvent être améliorés. Altran a donc annoncé lors de l'Assemblée Générale des Actionnaires de juin 2005 un plan de retour à des marges plus satisfaisantes au travers d'un plan de réduction des coûts indirects.

L'objectif annoncé du groupe est de réaliser un plan de réduction de ses coûts indirects d'ici fin 2006 au travers :

- d'une réduction des frais de personnel des holdings ;
- d'une rationalisation de la politique immobilière du groupe ;
- de la réduction de dépenses de fonctionnement au travers notamment de l'optimisation de la politique d'achat groupe sur divers postes tels que les télécommunications, les flottes de véhicules d'entreprise, etc.

Options de souscription d'actions

L'Assemblée Générale Extraordinaire du 26 juin 1996 a autorisé le Conseil d'Administration à proposer des options de souscription d'actions aux salariés de la société.

Le Conseil d'Administration du 15 juin 2005 a décidé l'attribution d'options de souscription d'actions conformément à l'autorisation accordée par l'Assemblée Générale Ordinaire et Extraordinaire du 28 juin 2004 pour un nombre total de titres de 340 000.

Au 31 décembre 2005, les principales caractéristiques des plans sont les suivantes :

Plan d'options de souscriptions d'actions	Plan 2001(*)	Plan 2003(*)	Plan 2003(*)	Plan 2004	Plan 2005	Plan 2005
Date d'Assemblée	17/06/1999	17/06/1999	17/06/1999	28/06/2004	28/06/2004	28/06/2004
Date du Conseil d'Administration ou du Directoire	10/10/2001	11/03/2003	24/06/2003	29/06/2004	15/06/2005	20/12/2005
Nombre total d'actions pouvant être souscrites à la date d'octroi	642 880	3 948 993	336 191	2 762 000	340 000	2 630 000
dont mandataires sociaux	-	*186 785*	-	*80 000*	*200 000*	*210 000*
dont nombre d'actions pouvant être souscrites par les 10 personnes les mieux rémunérés incluant le Comité de Direction	*85 708*	*875 218*	*106 734*	*510 000*	*140 000*	*635 000*
Nombre d'actions souscrites au 31 décembre 2005	-	-	-	-	-	-
Options échues au cours de la période						
Point de départ d'exercice des options	10/10/2005	12/03/2007	25/06/2007	30/06/2008	16/06/2009	21/12/2009
Date d'expiration	10/10/2006	11/03/2011	24/06/2008	29/06/2012	15/06/2013	20/12/2013
Prix de souscription (en euros)	39,34	2,97	6,73	9,37	7,24	9,62

(*) Après ajustement des plans d'options de souscription d'actions à la suite de l'augmentation de capital en numéraire avec maintien du droit préférentiel de souscription du 23 décembre 2003, afin de tenir compte de l'émission de 20,8 millions d'actions nouvelles.

2.16 Engagements relatifs aux indemnités de départ à la retraite

À leur départ en retraite, les salariés de la société perçoivent une indemnité conformément à la loi et aux dispositions de la convention collective.

Suivant la recommandation 2003-R01 du Conseil National de la Comptabilité, la société a adopté à compter du 1er janvier 2005, la méthode préférentielle relative aux engagements de retraite et qui consiste à comptabiliser l'ensemble de ces engagements sous forme de provision. Auparavant, les engagements de retraite étaient déclarés en engagements hors bilan dans l'annexe aux comptes. L'impact au 1er janvier 2005 de ce changement de méthode a été comptabilisé en capitaux propres pour son montant net d'impôt, soit 2 605 000 €.

Les engagements de retraite, basés sur la convention SYNTEC et les nouvelles modalités de la loi FILLON ont été évalués par le cabinet d'actuaire Towers Perrin.

Ces provisions pour retraite correspondent aux droits acquis par les salariés et résultent d'un calcul actuariel.

Elles sont basées sur l'utilisation des tables de mortalité, des salaires, de l'ancienneté, des taux de turn-over par tranche d'âge, d'un taux d'actualisation de 4,75 %, d'un taux d'inflation de 2 % et d'un taux de revalorisation de salaires de 3 %.

Le montant total de la provision relative aux indemnités pour départ en retraite pour la société s'élève à 2 060 557 euros.

2.17 Informations sur les litiges en cours significatifs

Dans le cadre de ses activités, la société peut être confrontée à des actions judiciaires, dans le domaine social ou autres. À chaque fois que la société identifie un risque, une provision est constituée de manière prudente avec l'avis de ses conseils.

Un litige oppose Altran Technologies à Ilyad Value. Altran Technologies réclame à Ilyad Value le solde des paiements dus s'élevant à 2 095 702 euros, relatifs aux études et modules de formation cédés à Ilyad en 2001.

La créance détenue par Altran Technologies sur Ilyad Value a été provisionnée à 100 %. Ilyad Value, quant à elle, réclame le remboursement des montants qu'elle a payés à Altran Technologies soit 898 159 euros, majorés des intérêts de retard.

Altran Technologies estime, sur avis de ses conseils, que la réclamation d'Ilyad Value est sans fondement.

Il semblerait qu'Ilyad Value ait déposé en mars 2003 une plainte avec constitution de partie civile visant la société Altran Technologies et relative à des contrats de prestations de services conclus entre les sociétés Altran Technologies et Ilyad Value à la fin de l'année 2001.

La société Altran Technologies ne dispose d'aucune information sur cette procédure.

À la suite de la révocation de leurs mandats respectifs, deux anciens dirigeants d'une filiale du groupe (Altiam), acquise au cours de l'année 2002, ont assigné la société Altran Technologies devant le Tribunal de Commerce de Lyon et lui réclament une somme d'environ 10 millions d'euros, à titre de complément d'earn-out et de dommages et intérêts.

Cette demande est fondée sur la perte de chance de percevoir l'earn-out sur la période restant à courir. La société Altran Technologies a, pour sa part, assigné ces deux anciens dirigeants devant le Tribunal de Commerce pour dol lors de la cession des actions de la filiale, et sollicite la restitution du prix payé lors de l'acquisition de la filiale et le paiement de dommages et intérêts.

Les demandes formées par la société Altran Technologies s'élèvent, en l'état à 6 millions d'euros. Le Tribunal de Commerce n'a pas fait droit aux demandes d'Altran Technologies et a condamné cette dernière à verser un complément d'earn-out au titre de l'année 2003. Le Tribunal de Commerce a, par ailleurs, prononcé le sursis à statuer sur la demande en paiement du second complément de prix. Le litige avait fait l'objet d'une provision dans les comptes arrêtés au 31 décembre 2003.

La société Altran Technologies a été assignée en août 2001 par la société The-e-Consulting Group (ECG) devant le Tribunal de Commerce de Paris en paiement d'une somme d'environ 2,3 millions d'euros à titre de dommages et intérêts. Cette procédure fait suite à la décision de la société Altran Technologies, prise en juin 2001, de ne pas prendre de participation dans le capital d'ECG, décision considérée par ECG comme fautive et susceptible d'engager la responsabilité de la société Altran Technologies.

Cette procédure a été reprise par le liquidateur d'ECG après la liquidation judiciaire d'ECG intervenue en septembre 2001.

La procédure est toujours en cours et aucune décision sur le fond n'a été rendue à ce jour.

Par ailleurs, certains Actionnaires d'ECG ont également assigné la société Altran Technologies devant le Tribunal de Commerce de Paris en août 2001, en paiement d'une somme d'environ 3 millions d'euros à titre de dommages et intérêts. De même que le liquidateur d'ECG, ces Actionnaires reprochent à Altran Technologies sa décision de ne pas prendre de participation dans le capital d'ECG.

Cette procédure distincte est toujours en cours et aucune décision sur le fond n'a été rendue à ce jour.

L'AMF a ouvert à l'été 2002 une enquête sur l'évolution du cours du titre Altran Technologies.

La société a reçu notification de griefs et a déposé ses observations en défense, en octobre 2004.

Dans cette procédure, la société encourt une sanction administrative maximum de 1,5 million d'euros.

Le dossier est toujours en cours d'instruction.

Les travaux d'approfondissement effectués par l'ancien collège des Commissaires aux comptes sur les comptes 2001 et du premier semestre 2002 ont donné lieu à des ajustements sur les comptes du premier semestre 2002.

Une enquête préliminaire a alors été ouverte par le Parquet de Paris, enquête convertie en instruction à compter de janvier 2003 des chefs d'abus de biens sociaux, faux et diffusion de fausses informations de nature à agir sur les cours.

La société Altran Technologies s'est constitué partie civile en février 2003 et a été mise en examen en avril 2005 des chefs de faux et usage de faux et diffusion d'informations trompeuses de nature à agir sur les cours sans que cette mise en examen ne remette en cause la constitution de partie civile. Cette instruction est toujours en cours à ce jour.

La saisine du magistrat instructeur a été étendue une première fois en juin 2004 pour viser le délit de présentation de comptes ne donnant pas une image fidèle de la société.

Elle a été étendue une seconde fois en septembre 2004 pour viser le délit d'initié. Dans le cadre de cette instruction, plusieurs anciens dirigeants et actuels cadres de la société ont été mis en examen.

Dans le cadre de cette instruction, treize personnes physiques ou morales se sont constitué parties civiles.

En outre, une plainte avec constitution de partie civile a été déposée par l'APPAC.

Par ailleurs, la société Altran Technologies a déposé en février 2003 une plainte avec constitution de partie civile en raison des faits de déstabilisation et de manipulation de cours dont elle s'estime victime depuis le début de l'année 2002.

L'instruction de cette plainte en déstabilisation a fait l'objet d'une ordonnance de non-lieu en date du 6 décembre 2005.

Enfin, deux plaintes avec constitution de partie civile ont été déposées en octobre 2004 à l'encontre de certains dirigeants par les anciens Commissaires aux comptes de la société visant toutes deux le même délit d'entrave aux fonctions de Commissaire aux comptes.

- Un dirigeant d'une filiale du groupe (Imnet) a assigné la société Altran Technologies pour manquement à son obligation de loyauté, réticence dolosive et execition de mauvaise foi du contrat d'acquisition de cette filiale. Cette assignation n'a, à ce stade très peu avancé de la procédure, pas encore fait l'objet de provisions.
- La société Altran Technologies est en situation contentieuse avec plusieurs de ses anciens salariés qui contestent les motifs de leurs licenciements.

- La société Altran Technologies ainsi que la Fondation Altran ont été assignées par un ancien dirigeant du groupe pour licenciement abusif et révocation vexatoire. Ces deux litiges ont fait l'objet de provisions dans les comptes au 31 décembre 2005.

À la connaissance de la société, il n'existe pas d'autre litige, arbitrage ou fait exceptionnel susceptible d'avoir une incidence significative sur la situation financière, le résultat, l'activité et le patrimoine de la société.

2.18 Événements significatifs postérieurs à la clôture

Plan d'Actionnariat Salariés

Le Conseil de Surveillance en date du 7 mars 2006 a autorisé le Directoire à faire usage de la délégation qui lui a été conférée par l'Assemblée Générale Mixte des Actionnaires le 29 juin 2005 dans sa treizième résolution, afin de réaliser une augmentation de capital social réservée aux salariés de la société et de ces filiales situées en France, Allemagne, Espagne, Italie, Royaume-Uni, Ireland, suède, Suisse, Belgique, Luxembourg, Pays-bas, Portugal et Autriche.

Conformément à cette autorisation, le Directoire, a décidé lors de sa réunion du 10 mars 2006, le principe d'une augmentation de capital qui serait réalisée par l'émission d'actions et/ou l'attribution d'actions de BSA, pour un montant nominal global maximum de 3 000 000 euros, représentant 6 000 000 d'actions nouvelles (en ce compris les actions issues de l'exercice des BSA et sous réserve des éventuels ajustements).

L'augmentation de capital ne serait réalisée qu'à concurrence du montant des actions effectivement souscrites, sans qu'aucun minimum ne soit requis.

Les actions nouvellement créées, porteraient jouissance au 1er janvier 2005.

3. Tableau des filiales et participation

Sociétés	Capital	Capitaux propres autres que le capital	Quote-part du capital détenu (%)	Valeur comptable des titres détenus Brute	Valeur comptable des titres détenus Nette	Créances, Prêts et avances consentis par la société et non encore remboursés	Montant des cautions et avals donnés par la société	Chiffre d'affaires HT du dernier exercice	Résultats (bénéfice ou perte du dernier exercice clos)	Dividendes encaissés par la société au cours de l'exercice
FILIALES FRANÇAISES DÉTENUES À PLUS DE 50 % (EN MILLIERS D'EUROS)										
ALPLOG	153	3 332	100,00	9 780	9 780			32 738	2 337	2 000
ALTIOR	160	8 516	100,00	10 802	10 802			57 521	1 838	3 000
ASI	3 000	35 954	100,00	2 874	2 874			47 354	10 157	10 020
ACTISYS	40	2 237	100,00	98	98			16 987	1 804	1 600
ATLANTIDE	183	77	99,88	1 036	1 036			4 237	324	
AXIEM	200	2 468	99,99	5 823	5 823			2 669	217	828
CIRIEL	100	777	100,00	2 654	2 654			12 328	442	350
COGIX	230	2 825	100,00	2 176	2 176			24 009	1 117	1 500
DP CONSULTING	264	(955)	100,00	2 335	2 335			708	(327)	
GERPI	51	1 199	99,83	1 433	1 433			12 916	279	500
AGO	470	50	100,00	419	419			0	(1)	
GRENAT	79	291	100,00	394	394			5 339	480	300
LORE	500	11 414	100,00	269	269			33 063	1 541	1 500
INOQUANT	80	67	100,00	580	580			912	(72)	
PSI	98	940	100,00	91	91			5 259	651	401
SEGIME	500	12 119	100,00	13 292	13 292		4	66 684	3 502	5 000
SIVAN	400	2 838	100,00	991	991			26 375	1 464	1 500
T MIS	200	1 252	100,00	5 221	5 221			8 991	454	800
TRININFOR	40	444	100,00	1 606	1 606			2 659	110	
ETHNOS	8	36	99,60	8	8			49	(84)	
LOGIQUAL	200	1 641	100,00	1 213	1 213			20 398	951	600
ORTHODROME	40	2 852	100,00	4 772	4 772			2 295	2 128	70

Sociétés	Capital	Capitaux propres autres que le capital	Quote-part du capital détenu (%)	Valeur comptable des titres détenus Brute	Nette	Créances, Prêts et avances consentis par la société et non encore remboursés	Montant des cautions et avals donnés par la société	Chiffre d'affaires HT du dernier exercice	Résultats (bénéfice ou perte du dernier exercice clos)	Dividendes encaissés par la société au cours de l'exercice
EDIFIS	224	1 827	100,00	10 391	10 391			10 716	1 173	748
NESS CONSULTING	40	1 046	100,00	7 584	7 584			9 125	(223)	342
DIOREM INTERACTIFS	40	45	100,00	516	516			3 539	458	
CERRI France	38	(1 371)	99,60	861	0			115	(256)	
2AD	51	309	100,00	592	592			2 651	(61)	53
LITTLE FRANCE	40	(978)	100,00	6 371	6 371			0	50	
ALTIAM	100	(374)	100,00	4 129	0			599	(219)	
AFEM	1 000	(7)	100,00	1 000	1 000			0	(6)	
ARENDI	37	(27)	100,00	39	39			931	24	
DCE FRANCE	37	207	100,00	34	34			1 633	169	
ANUBIS TECHNOLOGIES	37	(1)	100,00	37	37			0	(1)	
APHRODITE TECHNOLOGIES	37	(1)	100,00	37	37			0	(1)	
APOPIS TECHNOLOGIES	37	(1)	100,00	37	37			0	(1)	
DIONYSOS TECHNOLOGIES	37	(1)	100,00	37	37			0	(1)	
HELENE TECHNOLOGIES	37	(1)	100,00	37	37			0	(1)	
ISABELLE TECHNOLOGIES	37	(1)	100,00	37	37			0	(1)	
LOKI TECHNOLOGIES	37	(1)	100,00	37	37			0	(1)	
OLIVIA TECHNOLOGIES	37	(1)	100,00	37	37			0	(1)	
SYLVIE TECHNOLOGIES	37	(1)	100,00	37	37			0	(1)	
VALERIE TECHNOLOGIES	37	(1)	100,00	37	37			0	(1)	
GMTS	200	(4 443)	80,00	160	160	351 525		0	2 758	
FILIALES ÉTRANGÈRES (NORMES IFRS (EN MILLIERS D'EUROS)										
ALTRAN ESP	25 000	(19 189)	99,99	25 142	25 142	20 990		5 404	(1 979)	
ALTRAN EUROPE	62	4 347	99,84	31	31			26 263	2 942	2 496
ALTRAN UK	18 240	(23 948)	100,00	20 928	20 928	6 838		0	(4 773)	
ALTRAN GMBH	200	2 999	100,00	202	202	13 620		3 839	4 521	
ALTRAN ITALIA	98	33 157	100,00	40 305	40 305	67	59	6 380	(2 191)	
ALTRAN SCANDINAVIA.	11	3 018	100,00	12	12			574	1 018	
ALTRAN SWITZERLAND.	322	(6 169)	100,00	298	298	1 421	55	1 264	1 952	
ALTRAN INTERNATIONAL	20	19 163	95,00	18	18	30 000		3 918	295	
PARTICIPATIONS (EN MILLIERS D'EUROS)										
C.G.S.	246	1 372	40,72	305	305			271	(286)	
BELNEDLUX SA	62		29,20	18	18					

4. Tableau des résultats des cinq derniers exercices en euros

Date d'arrêté Durée de l'exercice	31/12/2001 12 mois	31/12/2002 12 mois	31/12/2003 12 mois	31/12/2004 12 mois	31/12/2005 12 mois
CAPITAL EN FIN D'EXERCICE					
Capital social	45 858 190	46 817 065	57 220 857	57 221 107	57 221 107
Nombre d'actions ordinaires	91 716 402	93 634 131	114 441 715	114 442 214	114 442 214
OPÉRATIONS ET RÉSULTATS EN EUROS					
Chiffre d'affaires (H.T.)	231 701 273	230 982 696	193 061 183	169 422 415	160 781 329
Résultat avant impôt, participation, dotations aux amortissements et provisions	73 095 263	22 956 657	(16 137 831)	(6 722 306)	(2 675 935)
Impôts sur les bénéfices	17 942 655	(8 000 860)	(8 144 071)	(10 285 518)	(13 003 418)
Participation des salariés	5 145 350	0	0	0	0
Résultat après impôts, participation, dotations aux amortissements et provisions	47 599 428	3 548 254	(31 726 074)	17 640 588	(5 174 588)
Résultat distribué	18 343 280	0	0	0	0
RÉSULTAT PAR ACTION EN EUROS					
Résultat après impôts, participation avant dotations aux amortissements et provisions	0,55	0,33	(0,07)	0,03	0,09
Résultat après impôts, participation, dotations aux amortissements et provisions	0,52	0,03	(0,277)	0,15	(0,045)
Dividende distribué	0,20	0	0	0	0
PERSONNEL					
Effectif salariés	2 167	1 931	1 740	1 698	1 545
Montant de la masse salariale en euros	86 885 917	86 799 659	83 634 379	80 654 174	77 865 245
Montant des sommes versées en avantages sociaux en euros (Sécurité sociale, œuvres sociales, etc.)	34 645 891	36 824 893	35 849 742	33 563 048	32 429 870

5. Rapport Environnemental et social 2005

5.1 Effectifs

L'effectif total de la société Altran Technologies, au 31 décembre 2005, est de 1 545 salariés, dont 1 246 consultants hors siège et 299 dirigeants, managers et collaborateurs siège.

99,3 % des salariés sont en contrat à durée indéterminée.

Altran Technologies a embauché 337 salariés en contrat à durée indéterminée et 15 salariés en contrat à durée déterminée.

5.2 Licenciements

En 2005, le nombre total de licenciements a été de 52.

Des licenciements pour motifs économiques dans le cadre d'un plan de sauvegarde de l'emploi ont été notifiés en 2005 sur les fonctions de la Holding Corporate mais les dates définitives de ces départs seront décomptées sur 2006.

5.3 Heures supplémentaires

Au regard du statut « cadre » de la majorité des salariés d'Altran Technologies (soit 93 % des effectifs), et du forfait de 218 jours travaillés par an inhérent à ce statut, les éventuels dépassements significatifs du temps de travail sont compensés par le système des TEA (tranches exceptionnelles d'activité) qui correspondent à des journées de récupération conformément à l'accord national du SYNTEC sur la durée du travail.

L'application de la RTT permet aux salariés cadres de bénéficier selon les années de 9 à 13 jours de RTT par an.

Les salaries non cadres bénéficient quant à eux de 12 jours de RTT par an.

Les dispositions mises en place dans le cadre de la RTT font que le nombre d'heures supplémentaires est non significatif.

5.4 Main-d'œuvre extérieure à la société

Au 31 décembre 2005, le montant de la main-d'œuvre extérieure à laquelle Altran Technologies a fait appel, via les salariés intérimaires, est de 263 milliers d'euros.

Ce montant concerne exclusivement des intérimaires dans les services transversaux.

Le travail intérimaire a concerné essentiellement des remplacements de courte durée (en moyenne de trois à quatre semaines).

5.5 Organisation du temps de travail

La durée hebdomadaire conventionnelle du travail est de 35 heures.

L'organisation du temps de travail, pour la majorité des cadres, s'effectue sur la base d'un forfait annuel de 218 jours travaillés avec une référence horaire hebdomadaire de 38 heures 30, en contrepartie de l'attribution de jours de Réduction du Temps de Travail.

Sur un total de 1 545 salariés, 46 salariés bénéficient d'un contrat de travail à temps partiel.

5.6 Rémunération et ses évolutions

Les efforts visant à maîtriser notre masse salariale ont été assouplis en conservant le principe d'individualisation des rémunérations sur la base de l'évaluation des résultats et des performances.

Afin de préserver ce principe de cohérence lié à l'individualisation des carrières et des rémunérations, aucune action généralisée visant à la hausse des rémunérations n'a été initiée.

Pour ce qui est des non cadres, la Direction d'Altran Technologies s'est à nouveau fixée pour objectif de maintenir une progression des rémunérations.

5.7 Frais de personnel

Au 31 décembre 2005, le montant global des frais de personnel (salaires et charges) d'Altran Technologies s'élève à 110 542 milliers d'euros.

Les salaires bruts payés aux salariés en 2005 représentent 72 704 milliers d'euros.

La prise en charge par l'entreprise de la protection sociale s'élève à 7 391 milliers d'euros (dont 1 090 milliers d'euros pour les frais de santé et prévoyance et 6 301 milliers d'euros pour la couverture retraite complémentaire).

Les autres charges concernent les cotisations sociales URSSAF, les cotisations chômage, les visites médicales...

5.8 Égalité professionnelle hommes et femmes

La masse salariale d'Altran Technologies fait état d'une faible disparité de traitement salarial entre hommes et femmes selon les positions.

Les chiffres montrent la volonté du maintien de l'égalité entre les hommes et les femmes.

5.9 Les relations professionnelles et le bilan des accords collectifs

Les élections des représentants du personnel ont lieu en février 2006.

En 2005, 19 réunions ordinaires et extraordinaires ont été organisées avec les représentants du personnel au CE et 12 avec les délégués du personnel.

5.10 Information et communication

Au sein de l'entreprise, l'information circule de façon ascendante et descendante, via des outils de communication, parmi lesquels :

- un Intranet ;
- une lettre d'information du Comité d'entreprise ;
- une lettre d'information bimensuelle de la société ;
- des messages mails d'actualité à l'attention des salariés consultants en intervention extérieure ;
- l'organisation de réunion d'échanges à l'échelle des entités opérationnelles ;
- des conférences thématiques BU.

Des entretiens individuels réguliers sont également organisés entre :

- les consultants et leurs managers ;
- les salariés administratifs ou transverses avec leurs responsables hiérarchiques.

Ce processus d'entretiens individuels s'applique également aux directeurs et managers.

5.11 Procédures

30 recours à des modes de solutions non judiciaires ont été réalisés en 2005.

40 instances judiciaires sont toujours en cours au 31/12/2005.

5.12 Conditions d'hygiène et de sécurité

En 2005, 4 réunions du CHSCT ont eu lieu au sein d'Altran Technologies.

De nombreuses actions ont continué à être menées en 2005, afin d'accompagner la mise en place des plans de prévention chez les clients et de suivre les déplacements des salariés dans les pays sensibles de par leur situation politique instable ou les risques médicaux qu'ils présentent.

5.13 Accidents de travail et de trajet

Sur l'année 2005, il y a eu 15 accidents de travail ayant entraîné des arrêts de travail pour un total de 465 jours.

Aucune incapacité permanente ou d'accidents mortels n'est à déplorer.

Ces accidents n'ont pas touché le personnel temporaire ou les prestataires de service.

Le taux de cotisation d'accident de travail s'est élevé pour 2005 à 1 %, et le montant de la cotisation Sécurité Sociale au titre de l'accident de travail a été de 728 milliers d'euros.

5.14 Maladies professionnelles

Au titre des maladies professionnelles, nous ne dénombrons ni maladie professionnelle déclarée à la Sécurité Sociale, ni affection pathologique à caractère professionnel.

5.15 Formation

En 2005, 430 stagiaires ont bénéficié de formations pour un total de 6 458 heures.

Les formations sont suivies soit en interne, soit en externe, financées par le FAFIEC ou directement par Altran Technologies.

Les contributions annuelles 2005 au FAFIEC, FONGECIF au titre de la formation continue, des contrats de professionnalisation et des congés individuels de formation représentent un total de 675 milliers d'euros.

Le coût des formations internes et externes, dont les versements aux organismes, s'est élevé à 1 312 milliers d'euros.

5.16 Emploi et insertion des travailleurs handicapés

En 2005, 6 personnes handicapées, reconnues comme telles par la COTOREP, ont été déclarées au titre de la cotisation handicapés.

Un complément de cotisations a été versé à l'AGEPHIP au titre de 2005 pour 325 milliers d'euros.

5.17 Œuvres sociales

Le montant du budget attribué au Comité d'entreprise d'Altran Technologies a été pour 2005 de 87 milliers d'euros au titre des œuvres sociales et 145 milliers d'euros au titre du budget de fonctionnement.

5.18 Importance de la sous-traitance

Au 31 décembre 2005, le montant de la sous-traitance a été de 12 385 milliers d'euros.

Ce montant concerne exclusivement des prestataires du groupe Altran dans le cadre des conventions de coopération centralisées et de détachement.

5.19 Impact territorial en matière d'emploi et de développement régional

Altran Technologies prend en compte l'impact territorial de ses activités en matière d'emploi et de développement régional.

Altran Technologies s'attache à suivre l'ensemble des salariés détachés auprès des sociétés du groupe, notamment par le maintien des garanties en matière de santé, prévoyance et de rapatriement et centralise l'ensemble des demandes de visa et de permis de travail.

En matière de sous-traitance, Altran Technologies centralise les conventions de coopération techniques auprès de filiales.

Les filiales étrangères de l'entreprise prennent en compte l'impact de leurs activités sur le développement régional et les populations locales.

5.20 Politique de l'emploi

Altran Technologies poursuit une politique de l'emploi dynamique.

Ainsi, en 2005, la société a recruté 352 salariés, principalement en durée indéterminée et au statut cadre.

Les salariés sont notamment choisis pour leur expertise, leur capacité de communication et leur potentiel d'évolution. Les consultants et les managers sont tous de formation supérieure (minimum Bac +5).

Les consultants sont issus de formation à dominante scientifique, tandis que les managers sont issus soit de formation scientifique, soit de formation au management.

20.4 VÉRIFICATIONS DES INFORMATIONS FINANCIÈRES ANNUELLES

L'ensemble des rapport des Commissaires aux compte est disponible en annexe 3 du présent document de référence aux pages 174 à 179.

20.5 DERNIÈRES INFORMATIONS FINANCIÈRES

Chiffre d'affaires du 1er trimestre 2006 à 371,6 millions d'euros

Le groupe Altran a réalisé au 1er trimestre 2006 un chiffre d'affaires de 371,6 millions d'euros en hausse de 4,5 % par rapport à la même période en 2005 (355,1 millions d'euros) grâce notamment à un effet calendrier favorable (+ 2 jours ouvrés). La croissance organique [1] du groupe sur ce trimestre est de + 4,9 %.

En France, le chiffre d'affaires du 1er trimestre 2006 (qui contribue à hauteur de 45 % du chiffre d'affaires total du groupe) est en baisse de 3,7 % à 167,5 millions d'euros, contre 173,9 millions d'euros au 1er trimestre 2005.

À l'international, le chiffre d'affaires du 1er trimestre 2006 (qui contribue à hauteur de 55 % du chiffre d'affaires total du groupe) est en hausse de 12,4 % à 204,1 millions d'euros, contre 181,6 millions d'euros au 1er trimestre 2005. Compte tenu des cessions réalisées en 2005, la croissance organique s'établit à +13,1 %.

L'évolution des taux de change a eu un impact positif de 0,7 % par rapport au 1er trimestre 2005.

(en millions d'euros)	1er trimestre 2005	2e trimestre 2005	3e trimestre 2005	4e trimestre 2005	2005	1er trimestre 2006
Chiffre d'affaires hors contribution des sociétés acquises/cédées (a)	353,9	368,3	339,2	371,3	1 433,2	371,6
Contribution des sociétés acquises (b)						
Contribution des sociétés cédées (c)	1,1	0,2	-	-	1,3	-
Chiffre d'affaires total (a)+(b)+(c)	355,5	368,5	339,2	371,3	1 434,5	371,6

L'effectif total du groupe au 31 mars 2006 était de 16 281 personnes en hausse de 129 personnes par rapport au 31 décembre 2005.

(1) La définition du périmètre constant utilisée est celle du chiffre d'affaires de l'exercice moins la contribution des sociétés acquises/cédées durant l'exercice et l'exercice précédent.

20.6 INFORMATIONS FINANCIÈRES INTERMÉDIAIRES ET AUTRES

Néant.

20.7 POLITIQUE DE DISTRIBUTION DES DIVIDENDES

	31 décembre 2001	31 décembre 2002	31 décembre 2003	31 décembre 2004	31 décembre 2005
Nombre d'actions	91 716 402	93 634 131	114 441 715	114 441 715	114 442 214
Dividende distribué par action (hors avoir fiscal)	0,20	Néant	Néant	Néant	Néant
Montant global du dividende distribué (en euros)	18 343 280,40	Néant	Néant	Néant	Néant

Il ne sera pas proposé de distribution de dividende à l'Assemblée Générale devant statuer sur les comptes de l'exercice 2005.

20.8 PROCÉDURES JUDICIAIRES ET D'ARBITRAGE

L'ensemble des informations relatives aux litiges et instruction judiciaires ou arbitrage en cours est intégré dans le présent document de référence dans la section 6 suivi des litiges significatifs et passifs éventuels p. 102 à 104 dans les annexes aux comptes consolidés.

20.9 CHANGEMENT SIGNIFICATIF DE LA SITUATION FINANCIÈRE OU COMMERCIALE

Il n'y a pas eu depuis la clôture de l'exercice 2005 d'évènements de nature à modifier de manière significative la situation financière ou commerciale du groupe.

21 Informations complémentaires

21.1 CAPITAL SOCIAL

21.1.0 Modification du capital et des droits sociaux

Toute modification du capital ou des droits attachés aux titres qui le composent est soumise aux prescriptions légales. Aucune clause statutaire ne soumet ces modifications à des conditions plus restrictives que les dispositions légales.

21.1.1 Capital social

Le capital social est, au 31 décembre 2005, de 57 221 107 euros divisé en 114 442 214 actions, intégralement souscrites et libérées, toutes de mêmes catégories, de 0,5 euro de valeur nominale.

21.1.2 Capital autorisé non émis

Le Conseil de Surveillance en date du 7 mars 2006 a autorisé le Directoire à faire usage de la délégation qui lui a été conférée par l'Assemblée Générale Mixte des Actionnaires le 29 juin 2005 dans sa treizième résolution, afin de réaliser une augmentation de capital social réservée aux salariés de la société et de ces filiales situées en France, Allemagne, Espagne, Italie, Royaume-Uni, Ireland, suède, Suisse, Belgique, Luxembourg, Pays-bas, Portugal et Autriche.

Conformément à cette autorisation, le Directoire, a décidé lors de sa réunion du 10 mars 2006, le principe d'une augmentation de capital qui serait réalisée par l'émission d'actions et/ou l'attribution d'actions de BSA, pour un montant nominal global maximum de 3 000 000 euros, représentant 6 000 000 d'actions nouvelles (en ce compris les actions issues de l'exercice des BSA et sous réserve des éventuels ajustements).

L'augmentation de capital ne serait réalisée qu'à concurrence du montant des actions effectivement souscrites, sans qu'aucun minimum ne soit requis.

Les actions nouvellement créées, porteraient jouissance au 1er janvier 2005.

L'Assemblée Générale Mixte du 28 juin 2004 avait autorisé le Conseil d'Administration pour une durée de 26 mois à augmenter le capital social d'un montant nominal maximal de 15 millions d'euros, avec maintien ou suppression du droit préférentiel de souscription, par émission de toutes valeurs mobilières donnant accès immédiatement ou à terme au capital de la société.

En outre, le montant global des augmentations de capital par incorporation de réserves, bénéfices, primes d'émission ou tout autre élément susceptible d'être incorporé au capital a été fixé à 15 millions d'euros de nominal.

Le montant nominal global des émissions de valeurs mobilières représentatives de créances donnant accès immédiatement ou à terme au capital a été fixé à 400 millions d'euros.

L'Assemblée Générale Mixte du 28 juin 2004 a décidé que ces délégations pourraient être utilisées, dans les conditions prévues par la Loi, en cas d'offre publique d'achat ou d'échange et cela jusqu'à la tenue de l'Assemblée Générale devant statuer sur les comptes de l'exercice 2004 de la société.

Le Conseil d'Administration a utilisé ces délégations et lancé l'émission d'une Océane de 230 millions d'euros en juillet 2004.

Il est par ailleurs rappelé que le Conseil d'Administration de la société avait émis en 2000 un emprunt obligataire convertible.

Les caractéristiques de ces deux Océanes sont décrites dans le paragraphe 2.2.5 « emprunts obligataires convertibles ».

21.1.3 Capital potentiel

Options de souscription d'actions

L'ensemble des plans de stock-options attribués par Altran Technologies à ses salariés s'est fait sous la forme de plans de souscription d'actions

Les plans de souscription d'actions des salariés

	Plan 2001(*)	Plan du 11 mars 2003(*)	Plan du 24 juin 2003(*)	Plan du 29 juin 2004	Plan du 15 juin 2005	Plan du 20 décembre 2005
Date d'Assemblée	17 juin 1999	17 juin 1999	17 juin 1999	28 juin 2004	28 juin 2004	28 juin 2004
Date du Conseil d'Administration ou du Directoire	10 octobre 2001	11 mars 2003	24 juin 2003	29 juin 2004	15 juin 2005	20 décembre 2005
Nombre d'actions pouvant être souscrites	642 880	3 948 993	336 191	2 762 000	340 000	2 630 000
Dont mandataires sociaux		186 785		80 000	200 000	210 000
Dont les 10 premiers attributaires**	85 708	875 218	106 734	510 000	140 000	635 000
Point de départ d'exercice des options	10 octobre 2005	12 mars 2007	25 juin 2007	30 juin 2008	16 juin 2009	21 décembre 2009
Date d'expiration	10 octobre 2006	11 mars 2011	24 juin 2008	29 juin 2012	15 juin 2013	20 décembre 2013
Prix de souscription (en euros)	39,34	2,97	6,73	9,37	7,24	9,62
Nombre d'actions souscrites	-	-	-	-	-	-

(*) À la suite de l'augmentation de capital en numéraire avec maintien du droit préférentiel de souscription du 23 décembre 2003, les prix d'exercices et le nombre d'options des différents plans d'options de souscription ont été ajustés afin de tenir compte de l'émission de 20 807 584 millions d'actions nouvelles.

Ajustements des plans d'options de souscription d'actions à la suite de l'augmentation de capital du 23 décembre 2003

(en euros) Plan	Prix d'exercice	Prix d'exercice ajusté	Nombre d'options	Nombre ajusté d'option	Coefficient d'ajustement à appliquer au nombre d'options
Plan 1999	25,56	23,95	2 254 050	2 405 838	1,06734
Plan 2000	81,33	76,20	792 429	845 792	1,06734
Plan 2001	41,99	39,34	602 319	642 880	1,06734
Plan du 11 mars 2003	3,17	2,97	3 699 845	3 948 993	1,06734
Plan du 24 juin 2003	7,18	6,73	314 980	336 191	1,06734

Synthèse

Nature des instruments potentiellement dilutifs	Date d'émission	Prix d'exercice	Dilution potentielle	% de dilution
Options de souscription d'actions nouvelles	10 octobre 2001	39,34	642 880	0,56 %
Options de souscription d'actions nouvelles	11 mars 2003	2,97	3 948 993	3,45 %
Options de souscription d'actions nouvelles	24 juin 2003	6,73	336 191	0,29 %
Options de souscription d'actions nouvelles	29 juin 2004	9,37	2 762 000	2,41 %
Options de souscription d'actions nouvelles	15 juin 2005	7,24	340 000	0,29 %
Options de souscription d'actions nouvelles	20 décembre 2005	9,62	2 630 000	2,29 %
Total des options de souscription d'actions nouvelles			10 660 064	9,31%
Océane 1er janvier 2009	9 juillet 2004	12,70	18 110 236	15,82 %
Total			28 770 300	25,13 %

21.1.4 Rachat par la société de ses propres actions

L'Assemblée Générale du 29 juin 2005 a autorisé le Directoire à des rachats d'actions dans la limite de 5 % du capital.

Le Directoire n'a pas utilisé en 2005 la délégation visée ci-dessus.

21.1.5 Emprunts obligataires convertibles en capital (Océanes)

Océanes 1er janvier 2009

En vertu de l'autorisation qui lui a été conférée par l'Assemblée Générale Mixte des Actionnaires de la société réunie le 28 juin 2004, et notamment sa treizième résolution, le Conseil d'Administration a décidé, dans sa réunion du 29 juin 2004, le principe d'une émission d'obligations à option de conversion et/ou d'échange en actions nouvelles ou existantes d'un montant maximum de 400 millions d'euros et a conféré à son Président, conformément à la faculté de subdélégation prévue par l'Assemblée Générale Mixte du 28 juin 2004 dans sa treizième résolution, tous pouvoirs à l'effet de mettre en œuvre cette émission et d'arrêter le montant, les dates, les modalités et les conditions de l'émission.

Le Président du Conseil d'Administration a décidé le 1er juillet 2004 de fixer les caractéristiques de l'emprunt comme suit :

Nature des titres émis

Obligation à option de conversion en actions nouvelles et/ou d'échange en actions existantes (Océanes).

Montant nominal de l'emprunt

230 000 000 €.

Nombre d'obligations émises et prix d'émission

18 110 236 obligations émises au prix unitaire de 12,70 €.

Date de jouissance, durée et terme de l'emprunt

Jouissance à compter du 9 juillet 2004 pour une durée de 4 ans et 176 jours, dont le premier terme est fixé au 1er janvier 2005.

Intérêt annuel

3,75 %.

Amortissement normal

À moins qu'elles n'aient été amorties de façon anticipée, échangées ou converties, les obligations seront remboursées en totalité le 1er janvier 2009 (ou le premier jour ouvré suivant si cette date n'est pas un jour ouvré) par remboursement au pair au prix de 12,70 euros par obligation.

Conversion des obligations et/ou échange des obligations en actions

Les porteurs d'obligations pourront demander la conversion et/ou l'échange des obligations en actions, à tout moment à compter de la date de règlement, soit le 9 juillet 2004 et jusqu'au septième jour ouvré qui précède la date de remboursement normal ou anticipé, à raison d'une action de la société pour une obligation, sous réserve des ajustements prévus en cas d'opérations financières réalisées par la société.

La société pourra à son gré remettre des actions nouvelles et/ou des actions existantes.

Amortissement anticipé

L'amortissement anticipé est possible mais au seul gré de la société :

- pour tout ou partie des obligations, à tout moment, par rachat en bourse ou hors bourse ou par offres publiques ;
- pour la totalité des obligations restant en circulation, à compter du 1er juillet 2007 jusqu'au 31 décembre 2008, sous réserve d'un préavis minimum d'un mois :
  - à un prix de remboursement anticipé égal au pair, majoré des intérêts courus depuis la dernière date de paiement des intérêts précédant la date de remboursement anticipé jusqu'à la date de remboursement effectif (le « Prix de Remboursement Anticipé »),
  - si le produit (i) du ratio d'attribution d'actions en vigueur et (ii) de la moyenne arithmétique des cours de clôture de l'action de la société sur le Premier Marché d'Euronext Paris S.A. durant une période de 20 jours de bourse consécutifs au cours desquels l'action a été cotée, et choisis par la société parmi les 40 jours de bourse consécutifs au cours desquels l'action est cotée, précédant la date de parution de l'avis annonçant l'amortissement anticipé, excède 130 % de la valeur nominale des obligations ;
- pour la totalité des obligations restant en circulation, à tout moment, si moins de 10 % des obligations émises restent en circulation, par remboursement au Prix de Remboursement Anticipé.

Intervention de la société sur les Océanes en circulation

La société n'a pas procédé, depuis le 1er janvier 2005, au rachat d'Océanes en circulation.

21.1.6 Évolution du capital depuis le 25 mars 1998

Date	Opérations	Variation du nombre d'actions	Nominal en euros	Montant du capital en euros	Prime d'émission ou d'apport	Nombre d'actions composant le capital
25 mars 1998	Actions gratuites	7 343 130	11 194 529,52	14 926 039,36		9 790 840
25 juin 1998	Fusion absorption d'Altran International et radiation d'actions anciennes	19 018	28 992,75	14 955 032,11	1 940 710,75	9 809 858
21 décembre 1999	Exercice d'options	195 236	297 635,36	15 252 667,48	3 207 021,03	10 005 094
21 décembre 1999	Conversion en euros		(5 247 573,48)	10 005 094		10 005 094
21 décembre 1999	Actions gratuites	20 010 188	20 010 188	30 015 282		30 015 282
2 janvier 2001	Division du nominal par 2	30 015 282	30 015 282	30 015 282		60 030 564
2 janvier 2001	Incorporation du report à nouveau	30 015 282	15 007 641	45 022 923		90 045 846
31 décembre 2001	Conversion Océane	27	13,5	45 022 936,5		90 045 873
31 décembre 2001	Exercice d'options	1 670 508	835 254	45 858 190,5	9 104 268,60	91 716 381
31 décembre 2002	Conversion d'Océanes	21	10,5	45 858 201		91 716 402
31 décembre 2002	Exercice d'options	1 917 729	958 864,5	46 817 065,5	11 352 955,68	93 634 131
23 décembre 2003	Augmentation de capital en numéraire	20 807 584	10 403 792	57 220 857,50	135 522 072	114 441 715
10 février 2004	Conversion d'Océanes	147	73,50	57 220 931		114 441 862
9 mars 2004	Conversion d'Océanes	3	1,50	57 220 932,50		114 441 865
22 décembre 2004	Conversion d'Océanes	230	115	57 221 047,50		114 442 095
23 décembre 2004	Conversion d'Océanes	16	8	57 221 055,50		114 442 111
27 décembre 2004	Conversion d'Océanes	16	8	57 221 063,50		114 442 127
27 décembre 2004	Conversion d'Océanes	87	43,50	57 221 107		114 442 214

21.2 ACTE CONSTITUTIF ET STATUTS

21.2.0 Date de constitution et durée

La société a été constituée le 14 février 1970. Sauf en cas de dissolution anticipée ou de prorogation prévue par la Loi et les statuts, son existence prendra fin le 14 février 2045.

21.2.1. Objet social

Aux termes de l'article 3 des statuts la société a pour objet, tant en France qu'à l'étranger :

- les études techniques, le conseil et l'ingénierie en hautes technologies et les services s'y rapportant ;
- et généralement toutes opérations industrielles, commerciales ou financières, mobilières ou immobilières, pouvant se rattacher directement ou indirectement à l'objet social ou susceptibles d'en faciliter l'extension et le développement.

21.2.2 Registre du commerce et des sociétés

702 012 956 RCS Paris

Code Siret : 702 012 956 00042

Code NAF : 742C

21.2.3 Droit d'information permanent des Actionnaires

Les Actionnaires peuvent exercer leur droit d'information permanent conformément aux dispositions légales et réglementaires au siège administratif de la société.

21.2.4 Exercice social

L'exercice social commence le 1er janvier et finit le 31 décembre de chaque année.

21.2.5 Répartition statutaire des bénéfices (article 21 des statuts)

Sur les bénéfices nets de chaque exercice, diminués le cas échéant des pertes antérieures, il est tout d'abord prélevé 5 % au moins pour constituer le fonds de réserve légale, jusqu'à ce que ce fonds ait atteint le dixième du capital social.

Le solde, diminué des sommes portées en réserve en application de la Loi ou des statuts et augmenté s'il y a lieu des reports bénéficiaires, constitue le bénéfice distribuable.

Sur ce bénéfice distribuable, il est prélevé les sommes que, sur la proposition du Directoire, l'Assemblée Générale juge convenable de fixer soit pour être reportées à nouveau sur l'exercice suivant, soit pour être affectées à un ou plusieurs fonds de réserves générales et spéciales.

Le solde éventuel du bénéfice net est réparti en totalité aux actions.

L'Assemblée Générale peut décider de distribuer des sommes prélevées sur les réserves disponibles. Dans ce cas, la décision indique expressément les postes de réserves sur lesquels les prélèvements sont effectués.

Par dérogation aux dispositions du présent article, il est procédé, le cas échéant, à une dotation à la réserve spéciale de participation des travailleurs dans les conditions fixées par la Loi.

L'Assemblée Générale, sur la proposition du Directoire, peut décider que les bénéfices d'un exercice seront, en tout ou partie, reportés à nouveau ou portés en réserves.

21.2.6 Modalités du paiement des dividendes

L'Assemblée Générale statuant sur les comptes annuels peut accorder aux Actionnaires, pour tout ou partie du dividende distribué, une option entre le paiement en numéraire ou en actions nouvelles à émettre dans les conditions prévues par la Loi. Il pourra en être de même pour le paiement des acomptes sur dividendes.

La prescription en matière de dividendes étant de 5 ans, tout porteur d'actions a le droit de réclamer les dividendes auxquels il a droit dans ce délai à compter de la date d'échéance des dividendes. Une fois le délai de 5 ans passé, les dividendes non réclamés deviennent, selon les dispositions légales, la propriété du Trésor Public.

Montant des dividendes non réclamés au titre des exercices

1999	865,66 €
2000	3 360,56 €
2001	2 706,00 €
2002	NA
2003	NA
2004	NA

21.2.7 Assemblées Générales (article 20 des statuts)

Les Assemblées d'Actionnaires sont convoquées et délibèrent dans les conditions prévues par la Loi.

Les réunions ont lieu, soit au siège social, soit dans un autre lieu précisé dans l'avis de convocation. Le Directoire peut décider lors de la convocation, de transmettre publiquement l'intégralité de la réunion par visioconférence et/ou télétransmission, sous réserve des dispositions légales et réglementaires en vigueur. Le cas échéant cette décision est communiquée dans l'avis de réunion et dans l'avis de convocation.

Les Assemblées Générales se composent de tous les Actionnaires, quel que soit le nombre de leurs actions, pourvu qu'elles soient libérées des versements exigibles.

Tout Actionnaire peut participer, personnellement ou par mandataire, aux Assemblées sur justificatifs de son identité et de la propriété de ses titres.

Tout Actionnaire peut voter par correspondance au moyen d'un formulaire dont il peut obtenir l'envoi dans les conditions indiquées par l'avis de convocation à l'Assemblée.

Lors des Assemblées Générales, les conditions de quorum prévues par la Loi selon la nature des Assemblées s'apprécient en tenant compte du nombre d'actions ayant droit de vote. En cas de vote par correspondance, il ne sera tenu compte pour le calcul du quorum, que des formulaires dûment complétés et reçus par la société, trois jours au moins avant la tenue de l'Assemblée.

21.2.8 Droit de vote double (article 9 des statuts)

Les droits de vote double ont été mis en place par l'Assemblée Générale des Actionnaires du 20 octobre 1986.

Chaque action est assortie du droit de vote aux Assemblées Générales. Le nombre de voix attaché aux actions est proportionnel à la quotité du capital qu'elles représentent, chaque action donne droit à une voix.

Cependant les propriétaires d'actions nominatives ou leurs mandataires, si ces actions sont inscrites à leurs noms depuis quatre ans au moins et entièrement libérées, ou si elles proviennent du regroupement d'actions toutes inscrites à leurs noms depuis quatre ans au moins et entièrement libérées, disposent dans les Assemblées Générales Ordinaires et Extraordinaires de deux voix pour chacune desdites actions.

Toute action convertie au porteur ou transférée en propriété perd le droit de vote double attribué en application de l'alinéa précédent. Néanmoins, le transfert par suite de succession, de liquidation de communauté de biens entre époux ou de donations entre vifs au profit d'un conjoint, ou d'un parent au degré successible ne fait pas perdre le droit acquis et n'interrompt pas les délais prévus au dit alinéa.

21.2.9 Seuil de détention du capital (article 7 des statuts)

Conformément aux dispositions des articles L. 233-7 et suivant du Code de commerce, toute personne agissant seule ou de concert, qui vient à posséder plus du vingtième, du dixième, du cinquième, du tiers, de la moitié ou des deux tiers du capital ou des droits de vote doit informer la société et le Conseil des Marchés Financiers du nombre d'actions et de droits de vote qu'elle possède. Il en est de même lorsque la participation d'un Actionnaire devient inférieure aux seuils prévus ci-dessus.

De plus toute personne agissant seule ou de concert qui vient à détenir, directement ou indirectement une fraction du capital ou des droits de vote ou de titres donnant accès à terme au capital de la société, égale ou supérieure à 0,5 % ou un multiple de cette fraction, sera tenue de notifier à la société, par lettre recommandée avec demande d'avis de réception dans un délai de quinze jours à compter du franchissement de l'un de ces seuils, le nombre total d'actions, de droits de vote ou de titres donnant accès à terme au capital, qu'elle possède seule, directement ou indirectement ou encore de concert.

Toute personne agissant seule ou de concert est également tenue d'informer la société dans le délai de quinze jours lorsque son pourcentage du capital ou des droits de vote devient inférieur à chacun de ces seuils.

L'inobservation de ces dispositions est sanctionnée, conformément aux dispositions légales, à la demande de un ou plusieurs Actionnaires détenant au moins 5 % du capital social ou des droits de vote de la société, consignée dans le procès-verbal de l'Assemblée Générale.

21.2.10 Titres aux porteurs identifiables (article 7 des statuts)

En vue de mieux identifier les porteurs d'actions, la société peut demander à l'organisme chargé de la compensation, les renseignements visés à l'article L. 228-2 du Code de commerce.

22 Contrats importants

Le groupe n'a pas conclu, à la date d'enregistrement du présent document de référence, de contrats importants, autres que ceux conclus dans le cadre normal des affaires, et à l'exception du contrat avec ses banques décrit au § 20 du présent document de référence et des contrats d'earn-out tels que détaillés dans les engagements hors bilan dans l'annexe aux comptes consolidés p 104 à 107 du présent document.

23 Informations provenant de tiers, déclarations d'experts et déclarations d'intérêts

À ce jour la société n'a reçu aucune déclaration d'intérêts.

24 Documents accessibles au public

L'information financière est assurée notamment par des communiqués diffusés à la presse (agences et journaux). L'ensemble des informations financières (communiqués, présentations, rapports) est disponible sur le site Internet du groupe : http://www.altran.com

Rappel des communications réalisées depuis le 1er janvier 2005

Date	Publication
6 janvier 2005	Débouclage des opérations financières d'ADF
17 janvier 2005	Calendrier des publications 2005
31 janvier 2005	Annonce du recrutement de Monsieur Christophe Aulnette
10 février 2005	Chiffre d'affaires annuels 2004
25 mars 2005	Évolution de la gouvernance du groupe
18 avril 2005	Résultats annuels 2004
9 mai 2005	Chiffre d'affaires du 1er trimestre 2005
20 mai 2005	Démission de Monsieur Kniazeff du poste de Président Directeur Général et nomination de Monsieur Christophe Aulnette
29 juin 2005	Assemblée Générale des Actionnaires
30 juin 2005	Nomination des membres du Conseil de Surveillance
5 août 2005	Chiffre d'affaires du 2e trimestre 2005
17 octobre 2005	Résultats du 1er semestre 2005
14 novembre 2005	Chiffre d'affaires du 3e trimestre 2005
21 décembre 2005	Calendrier de publication 2006
2 février 2006	Chiffre d'affaires annuel 2005
13 mars 2006	Mise en place d'un plan d'actionnariat salarié

Calendrier de publication

Assemblée Générale des Actionnaires	8 juin 2006
Chiffre d'affaires du 2e trimestre 2006	3 août 2006
Résultats du 1er semestre 2006	2 octobre 2006
Chiffre d'affaires du 3e trimestre 2006	31 octobre 2006

Les statuts, procès verbaux des Assemblées Générales, rapports des Commissaires aux comptes et autres documents sociaux peuvent être consultés au siège social de la Société.

25 Informations sur les participations

L'ensemble des informations relatives au périmètre de consolidation sont disponibles aux pages 74 à 80 du présent document.

ANNEXE 1 : CONTRÔLE INTERNE

Rapport du Président du Conseil de Surveillance au titre de l'exercice clos le 31 décembre 2005 (Article L 225-68 du Code du Commerce)

Conformément à l'article L 225-68 du Code du Commerce, le présent rapport présente les conditions de préparation et d'organisation des travaux du Conseil ainsi que les procédures de contrôle interne mises en place par la Société. Il n'est pas procédé, à ce stade, à une évaluation de leur efficacité.

Seront successivement présentés les points suivants :

- la gouvernance et les principes généraux d'organisation interne,
- les mesures prises en vue du renforcement du dispositif de contrôle interne et de la fiabilité de l'information comptable et financière du groupe.

I - La gouvernance et les principes généraux d'organisation interne

Préparation et organisation des travaux du Conseil de Surveillance

Depuis l'Assemblée Générale du 29 juin 2005, Altran a adopté le mode d'administration de la Société en Directoire et Conseil de Surveillance, permettant une répartition des fonctions de direction et de contrôle entre les deux organes, et assurant ainsi un équilibre des pouvoirs.

1. Le Directoire

Le Directoire d'Altran est composé de deux membres, Messieurs Christophe Aulnette et Eric Albrand, nommés par le Conseil de Surveillance du 30 juin 2005 pour une durée de deux années. Le détail de leurs mandats et fonctions est précisé au paragraphe 7.1.2.3 du rapport de gestion.

2. Le Conseil de Surveillance

Composition du Conseil de Surveillance :
Le Conseil de Surveillance est composé de 5 membres qui ont été nommés par l'assemblée du 29 juin 2005 pour une durée de quatre années.

Leur mandat expirera donc lors de l'assemblée générale annuelle qui sera appelée à statuer sur les comptes de l'exercice à clore le 31 décembre 2008.

Les membres du Conseil de Surveillance répondent aux critères fixés par le rapport Bouton concernant leur indépendance dans la mesure où ils n'entretiennent aucune relation de quelque nature que ce soit avec la Société, son groupe ou la direction qui puisse compromettre l'exercice de leur liberté de jugement.

Fonctionnement et travaux du Conseil de Surveillance :
Le Président ou le Vice Président en cas d'absence convoque le Conseil et en dirige les débats. L'ordre du jour est préparé par le Conseil de Surveillance en concertation avec le Directoire. Un dossier détaillant le contenu des sujets à l'ordre du jour est remis à chaque membre du Conseil de Surveillance avant la séance. Le secrétariat est assuré par la directrice juridique.

Le projet de procès-verbal est transmis aux membres du Conseil de Surveillance avec les convocations du Conseil suivant, et est approuvé lors de la séance suivante.

Au cours du premier semestre 2005, le Conseil d'Administration s'est réuni 9 fois avec un taux de présence de ses membres de 88,2 %.

Au cours du second semestre 2005, le Conseil de Surveillance s'est réuni 6 fois avec un taux de présence des membres du Conseil de 96,7 %. Les membres du Directoire ont assisté aux réunions du Conseil.

Les principales questions traitées ont été les suivantes :

- désignation des membres du Directoire ;
- adoption d'un nouveau schéma organisationnel ;
- suivi des travaux du département d'audit interne ;
- examen des comptes au 31 décembre 2004, au 30 juin 2005 et des chiffres d'affaires trimestriels ;
- examen du plan de restructuration du groupe ;
- marche des affaires, situation des filiales ; documents prévisionnels ;
- examen des litiges importants ;
- autorisations données au Directoire en matière de cautions, avals et garanties ;
- approbation de l'enveloppe globale des stocks options.

Le Conseil de Surveillance a nommé Christophe Aulnette en tant que Président du Directoire et Eric Albrand en tant que membre du Directoire lors de sa réunion du 30 juin 2005.

Limitations de pouvoirs du Directoire :

L'article 14.1 des statuts dispose que le Directoire doit recueillir l'approbation préalable du Conseil de surveillance statuant aux conditions de majorité prévues par l'article 16-4 des présents statuts, lorsqu'il statuera sur les questions suivantes :

- toutes augmentations ou réductions de capital social, au-delà d'un montant qui sera défini par le Conseil de surveillance ;
- toutes opérations donnant accès au capital autre qu'une augmentation de capital, au-delà d'un montant qui sera défini par le Conseil de surveillance ;
- toutes opérations d'émission de valeurs mobilières, autres qu'une augmentation de capital, au-delà d'un montant qui sera défini par le Conseil de Surveillance, à l'exception des opérations de titrisation ;
- détermination de l'enveloppe globale et des principes généraux d'attribution des options sur actions ou d'actions gratuites, étant entendu que la désignation des bénéficiaires ainsi que la détermination du nombre d'options sur actions ou d'actions gratuites alloué seront du ressort du Directoire. Toutefois, l'attribution d'options sur actions ou d'actions gratuites au profit des membres du Directoire devra avoir été approuvée au préalable par le Conseil de Surveillance ;
- toute opération d'acquisition ou de cession par la Société ou l'une de ses filiales, par tout moyen, d'une activité ou d'une société au-delà d'un montant qui sera défini par le Conseil de Surveillance, à l'exception d'opérations d'acquisition ou de cession entre Altran et l'une ou plusieurs de ses filiales ;
- toute opération conduisant la Société à perdre le contrôle au sens de l'article L.233-3 du Code de Commerce, et/ou la direction effective, d'une société contrôlée d'une valeur nette comptable supérieure à un montant à définir par le Conseil de Surveillance ;
- toute opération de fusion ou de cession, totale ou partielle, de la Société ;
- toute modification de l'objet social ou de la forme de la Société ;
- toute cession d'actifs immobilisés ou financiers de la Société, au-delà d'un montant à définir par le Conseil de surveillance ;
- tout emprunt par la Société supérieur à un montant à définir par le Conseil de Surveillance, hors opérations de titrisation et d'affacturage ;
- toute opération majeure de nature à modifier de manière substantielle la structure financière de la Société et du groupe qu'elle contrôle.

En application de cet article, le Conseil de Surveillance a, dans sa séance du 30 juin 2005, fixé les montants suivants :

1. 5 millions d'euros pour toute opération d'acquisition ou de cession par la Société ou l'une de ses filiales par tout moyen, d'une activité ou d'une société, à l'exception d'opérations d'acquisition ou de cession entre Altran et l'une ou plusieurs de ses filiales.
2. 5 millions d'euros pour toute opération conduisant la Société à prendre le contrôle au sens de l'article L233-3 du Code de Commerce et/ou la direction effective de la société contrôlée d'une valeur nette comptable supérieure à un montant à définir par le Conseil de Surveillance.
3. 5 millions d'euros pour toute cession d'actifs immobiliers ou financiers de la Société.
4. 5 millions d'euros pour tout emprunt par la Société hors opérations de titrisation et d'affacturage.

Le Conseil de Surveillance est assisté par deux comités : le comité d'audit et le comité des nominations et des rémunérations

3. Comité d'audit

Le comité a exercé sa mission tout au long de l'exercice 2005. Depuis juillet 2005, le comité d'audit est composé de Madame Guylaine Saucier, présidente, et Messieurs Roger Alibault et Michel Sénamaud.

Le comité a pour missions d'assister le Conseil de Surveillance dans la vérification de l'exactitude et de la sincérité des comptes sociaux et consolidés d'Altran Technologies, de veiller au respect des règles concernant l'indépendance des Commissaires aux comptes du groupe, et à s'assurer de la qualité de l'information délivrée.

Dans ce cadre il s'attache en particulier à :

- examiner les hypothèses retenues pour les arrêtés de comptes, étudier les comptes sociaux et les comptes consolidés annuels, semestriels et trimestriels avant leur examen par le conseil, en ayant pris connaissance régulièrement de la situation financière, de la situation de trésorerie et des engagements de la Société ; une attention particulière est apportée à l'impact des changements de méthode comptable, aux informations relatives aux conventions réglementées, à la politique de provision et à l'évolution des résultats d'une période à l'autre et prévenir notamment tout manquement éventuel à ces règles ; le comité d'audit présente au conseil de surveillance ses éventuelles observations ;
- revoir et s'assurer de la pertinence de la politique comptable du groupe et recommander les changements pertinents ;
- évaluer les systèmes de contrôle interne du groupe et faire des recommandations sur l'organisation de l'audit interne et ses missions ;
- recevoir et analyser tout document d'audit pertinent relatif à la situation de la société Altran Technologies et de ses filiales et les réponses apportées par le Directoire ;
- donner son avis au Conseil de Surveillance sur le choix des Commissaires aux comptes proposé par le Directoire en vue de leur désignation par l'assemblée générale des actionnaires ; analyser et émettre une opinion sur la définition de leur mission, leurs honoraires, le champ et le calendrier d'intervention ; analyser et émettre une recommandation sur les services connexes à l'audit et sur les missions hors champ de l'audit statutaire réalisées par les Commissaires aux comptes, en prenant en compte l'impact éventuel de telles missions sur l'indépendance des Commissaires aux comptes ainsi que sur les recommandations formulées par ces derniers et les suites qui leur sont données ;
- procéder à la revue des communications financières du groupe sur les comptes semestriels et annuels ainsi que sur le chiffre d'affaires trimestriel et toute autre communication à caractère financier ;
- analyser tout litige, y compris fiscal, de nature à avoir un impact significatif sur les comptes de la société et/ou du groupe ou sur sa situation financière ;
- examiner l'exposition aux risques et les engagements hors bilan significatifs du groupe, engagements hors bilan liés à l'activité courante, description des engagements complexes, analyse des engagements et autres obligations contractuelles significatifs, description des risques d'exigibilité des dettes financières (clauses dites de « défaut ») en cas d'évolution défavorable ;
- examiner les risques juridiques et risques industriels liés à l'activité du groupe ainsi que les risques de marché (taux, change, actions) ;
- examiner les procédures permettant de s'assurer du respect de la réglementation boursière.

Le règlement intérieur du comité d'audit, adopté par le Conseil d'Administration du 7 octobre 2003 est toujours applicable au comité d'audit nommé par le Conseil de Surveillance le 30 juin 2005.

Le comité d'audit s'est réuni 8 fois en 2005 avec la participation des Commissaires aux comptes et,à plusieurs reprises des présidents du Conseil de Surveillance et du Directoire pour analyser les principaux sujets suivants :

- examen des comptes annuels 2004 et des comptes semestriels 2005 ;
- revue des chiffres d'affaires trimestriels avant publication ;
- examen de la communication financière de la Société (communiqués de presse, présentations destinées aux analystes, rapport annuel, document de référence) ;
- organisation des travaux d'audit interne et suivi (revue de la cartographie des risques, revue des travaux d'audit interne de 2005, définition du plan d'audit interne pour 2006) ;
- suivi des travaux d'amélioration du contrôle interne (mise en place du nouvel outil de reporting, déploiement des procédures, déploiement des procédures d'amélioration du processus de clôture et de réduction des délais) ;
- suivi des travaux relatifs au passage aux normes IFRS.

Le comité d'audit a pris connaissance du présent rapport lors de sa réunion du 31 mars 2006.

Au début de chacune de ses réunions, le comité d'audit a un entretien avec les Commissaires aux comptes, hors présence du management.

4. Comité des nominations et des rémunérations

Le comité des nominations et des rémunérations a exercé sa mission tout au long de l'exercice 2005. Depuis juillet 2005, le comité des nominations et des rémunérations est composé de Monsieur Dominique de Calan qui en assure la présidence, Madame Guylaine Saucier et Monsieur Michel Sénamaud.

Le comité a pour mission d'émettre ses recommandations au Conseil de Surveillance en ce qui concerne :

- la détermination de la rémunération, tant en ce qui concerne la part fixe et variable que les avantages en nature, les retraites et la prévoyance, des membres du Directoire, du comité de Direction ainsi que des principaux dirigeants du groupe ;
- la cohérence des règles de fixation de la part variable avec l'évaluation annuelle des performances des membres du Directoire et des principaux dirigeants du groupe ainsi que le contrôle de l'application de ces règles ;
- la politique de rémunération comprenant les principes de répartition des parties fixes et variables, les critères d'assiette des parties variables et des règles d'attribution des éventuels bonus et primes ;
- la politique ressources humaines et plus particulièrement la politique de fidélisation des salariés ;
- les nominations des membres du comité de Direction, des principaux dirigeants de la holding et des sociétés de premier rang du groupe ;
- la définition du montant global des jetons de présence soumis à la décision de l'assemblée générale des actionnaires ainsi que les règles de perception et de répartition de ces jetons entre les membres du Conseil ;
- l'établissement de la liste des bénéficiaires de plan d'option de souscription d'actions ou d'attribution d'actions gratuites parmi les membres du Directoire et les principaux dirigeants du groupe ;
- l'établissement de la liste des bénéficiaires de toute forme d'intéressement parmi les salariés du groupe ;
- l'examen des modalités et de la mise en œuvre de tout plan d'actionnariat salarié ou dirigeant.

Le comité s'est réuni 2 fois au premier semestre 2005 et 4 fois au second semestre.

Les principales questions traitées ont été les suivantes :

- Rémunération des membres du Directoire ;
- Politique de rémunération des membres du comité de direction ;
- Plan d'actionnariat destiné aux salariés.

Principes généraux d'organisation interne

Direction du groupe

La direction du groupe est assurée par le Directoire présidé par Monsieur Christophe Aulnette. Pour la conduite des opérations, le Directoire est assisté d'un comité de direction composé, outre les membres du Directoire, de :

- Madame Dominique Druon, directrice générale-adjointe
- Monsieur Jérôme Boucheron, directeur de la région France - Conseil en Organisation et en Systèmes d'Information
- Monsieur Pascal Brier, directeur de la communication
- Monsieur Richard Clarke, CEO d'Arthur D. Little
- Monsieur Xavier Dupeyron, directeur de la région Nord
- Monsieur François-Xavier Floren, directeur de la région Sud
- Monsieur Hervé Hannebicque, directeur des ressources humaines
- Monsieur Joseph Roussel, directeur de la région France – Technologies et Innovation
- Monsieur François Valraud, directeur Stratégie et Business Development

Direction opérationnelle

À l'automne 2005, la structure de gestion opérationnelle du groupe a été réorganisée autour des ensembles suivants :

- Région France – Conseil en Organisation et en Systèmes d'Information
- Région France – Technologies et Innovation
- Région Nord (Allemagne, Autriche, Suisse, Suède, Benelux, Grande-Bretagne, Irlande, Asie)
- Région Sud (USA, Brésil, Portugal, Espagne, Italie)
- Arthur D. Little

En outre, le groupe a mis en place une structure de gestion des grands comptes gérée par la directrice générale adjointe.

Services centraux

Les services centraux exercent 3 types de mission :

- Missions régaliennes
- Assurer la cohérence des actions
- Développer de nouvelles initiatives

Ces services sont organisées autour des directions suivantes :

- Direction de la communication
- Direction Stratégie – Business development
- Direction des ressources humaines
- Direction financière
- Direction juridique
- Direction des systèmes d'information

Des centres de service partagés couvrant essentiellement les fonctions comptabilité et paie ont été progressivement mis en place dans les différents pays. Ils couvrent partiellement ou totalement les pays suivants :

- Allemagne
- Autriche
- Belgique
- Brésil
- Espagne
- France
- Italie
- Pays-Bas
- Suède

II - Le renforcement du dispositif de contrôle interne et du système d'information comptable et financière du groupe

L'objectif du contrôle interne, correctement structuré et mis en œuvre, doit être d'assurer la prévention et la maîtrise des risques résultant de l'activité des entités du groupe et des risques d'erreurs ou de fraudes, en particulier comptables et financières. Il contribue à la transparence de l'organisation, à la protection des actifs du groupe, à l'amélioration des performances et à la maîtrise des coûts. Néanmoins, comme tout système de contrôle, il ne peut fournir une garantie absolue que ces risques sont totalement éliminés.

Afin de développer le contrôle interne au sein du groupe Altran, des structures ont été mises progressivement en oeuvre à partir de 2003 et les travaux engagés ont visé, d'une part à définir les règles de contrôle interne, d'autre part à homogénéiser et à renforcer la sécurité des systèmes d'information directement liés à l'information comptable et financière.

Ces mesures sont applicables à l'ensemble des sociétés entrant dans le périmètre de consolidation du groupe.

Mesures prises en vue du renforcement du contrôle interne

1. Création d'un département d'audit interne

Sur recommandation du comité d'audit, le Conseil d'Administration a décidé de créer un département d'audit interne et d'externaliser cette fonction. Suite à un appel d'offres, cette mission a été confiée à Price Waterhouse Coopers à partir de juin 2004.

L'externalisation de cette fonction permet, d'une part, de bénéficier de l'expérience et des outils méthodologiques du cabinet retenu et, d'autre part, de renforcer l'indépendance de la fonction. De plus, elle assure une homogénéité des méthodes d'audit ainsi que l'accès aux ressources adéquates dans chacun des sites du groupe en fonction des thèmes à traiter et des priorités du groupe et en tenant compte caractère international du groupe.

Le département d'audit interne rend compte au Président du Directoire, au Président du Conseil de Surveillance et, par délégation de ce dernier, au président du comité d'audit. Il exerce ses missions dans le cadre d'une charte de l'audit interne dont le comité d'audit a approuvé les termes.

Un premier travail de recensement des risques du groupe a été réalisé en 2004. Ce travail a été complètement réactualisé fin 2005 et début 2006 pour aboutir à une cartographie des risques segmentée selon les processus clés de l'entreprise (tels qu'identifiés par la Direction du groupe), soit au niveau central, soit au niveau des unité opérationnelles.

Sur cette base et en accord avec la charte d'audit, le plan d'audit annuel est arrêté. Il s'inscrit dans un cadre pluriannuel qui a pour objectif d'assurer une couverture de l'ensemble des entités du groupe sur un cycle de contrôle de trois années (2006-2008).

En 2005, des missions d'audit interne ont été menées dans 43 entités du groupe (14 en France et 29 à l'étranger) sur tout, ou partie, des thèmes prioritaires identifiés par la Direction du groupe.

Ces audits ont abouti à la formulation de recommandations d'amélioration du contrôle interne des processus concernés à l'égard du management des entités, responsabilisé sur leur mise en œuvre.

2. Procédures cadre de contrôle interne

Le groupe a développé puis diffusé en 2004 et 2005 des procédures cadre destinées à renforcer son contrôle interne, à harmoniser les pratiques au sein du groupe et à optimiser son fonctionnement.

Un examen de la mise en œuvre de ces procédures cadre a été mené par l'audit interne en 2005 et a révélé une application inégale.

Pour 2006, l'objectif est de mettre à jour ces procédures afin de tenir compte :

- des changements organisationnels effectués au second semestre 2005 ;
- de la hiérarchisation des priorités résultant du travail de cartographie des risques réalisé par l'audit interne.

Cette mise à jour doit assurer une meilleure adaptation des procédures cadre aux besoins opérationnels et de s'assurer que l'ensemble des entités opérationnelles concentre ses efforts d'adaptation sur les processus et contrôles considérés comme prioritaires.

3. Mise en place de nouveaux outils

En 2004, le groupe a décidé de se doter d'un nouvel outil lui permettant de faire face aux besoins suivants :

- consolidation statutaire ;
- reporting de gestion ;
- passage aux normes IFRS.

Après appel d'offres, le groupe a choisi d'utiliser le logiciel « Magnitude » développé par Cartésis, outil de référence dans de nombreux grands groupes français.

Cet outil a été déployé en septembre 2004. Depuis, il a servi, chaque mois, à la remontée des données comptables et au reporting opérationnel. Il est aujourd'hui pleinement opérationnel.

Fin 2005, le groupe a démarré des travaux destinés à assurer :

- l'harmonisation et la mise à niveau de l'ensemble de son architecture technique, condition d'une harmonisation des outils de gestion, d'efficacité de ces outils et de réduction de leur coût ;
- le déploiement dans les unités opérationnelles d'un outil transactionnel homogène (ERP).

Ces travaux s'étaleront sur toute l'année 2006 et une partie de l'année 2007.

■ Travaux des Commissaires aux comptes

L'intervention des Commissaires aux comptes de la maison-mère a été sensiblement renforcée à partir de 2004.

Les Commissaires aux comptes du groupe sont Deloitte (nommé en juin 2004) et Mazars (nommé en juin 2005). Ils sont présents comme Commissaires aux comptes dans toutes les filiales du périmètre de consolidation. Cette couverture et la réduction du nombre d'intervenants dans les filiales ont permis d'harmoniser les contrôles effectués dans l'ensemble du groupe et de faciliter les remontées des observations effectuées lors des contrôles sur place.

Le principe d'une revue du chiffre d'affaires, se traduisant par des contrôles sur le terrain couvrant, à chaque trimestre, des filiales représentant plus de 40% du chiffre d'affaires, a été maintenu. Cette revue donne lieu à un compte-rendu présenté au comité d'audit et au Conseil de Surveillance avant toute publication du chiffre d'affaires trimestriel.

Par ailleurs, pour tenir compte du contexte de montée en puissance progressive des nouveaux dispositifs de contrôle interne, les Commissaires aux comptes ont mis en œuvre des contrôles couvrant la totalité des filiales consolidées lors de la clôture annuelle et ont privilégié une approche substantive.

Ces travaux font l'objet d'échanges nombreux avec la direction financière et d'un rapport détaillé au comité d'audit.

Conclusion :

Le groupe Altran a, au cours des 3 dernières années, substantiellement modifié et renforcé les dispositifs de gouvernance, d'audit et de contrôle interne. Ces efforts doivent permettre :

- d'améliorer la fiabilité des informations délivrées au marché sur la situation de l'entreprise ;
- d'assurer une meilleure maîtrise des risques ;
- de rendre plus efficace le pilotage opérationnel du groupe.

Ces efforts seront poursuivis en 2006 et 2007.

Yves de Chaisemartin

Président du Conseil de Surveillance

Observations du Conseil de Surveillance sur les comptes de l'exercice clos le 31 décembre 2005 ainsi que sur le rapport de gestion du directoire

Conformément à la loi, le Directoire a présenté au Conseil de Surveillance les états financiers consolidés du groupe Altran, les comptes sociaux d'Altran Technologies S.A. et le rapport de gestion qui commente l'activité du groupe et ses résultats pour l'exercice clos le 31 décembre 2005.

Le Conseil de Surveillance a examiné les états financiers, le rapport du Directoire et a entendu les observations du Comité d'audit du Conseil. Il n'a pas d'observations à formuler sur ces documents.

Le Conseil de Surveillance a aussi examiné le texte des résolutions arrêtées par le Directoire et présentées à l'Assemblée Générale Mixte des actionnaires. Il recommande à l'Assemblée Générale Mixte des actionnaires l'adoption de l'ensemble des résolutions qui lui sont proposées.

ANNEXE 2 : ASSEMBLÉE GÉNÉRALE DES ACTIONNAIRES DU 8 JUIN 2006

Information des Actionnaires

Les informations prévues par le Code de commerce (Art. L. 225-100, L. 225-102, L. 232-1) sont présentées dans les chapitres du document de référence, en particulier :

Chapitre 4 : Risques ;

Chapitre 9 : Rapport de gestion ;

Chapitre 20 : Comptes consolidés et comptes sociaux ;

Chapitres 14, 15 et 16, annexe 1 : gouvernement d'entreprise, contrôle interne, rémunérations et avantages.

Rapport du Directoire à l'Assemblée Générale

1. Présentation des résolutions

Nous vous demandons de vous prononcer sur une autorisation à consentir au Directoire à l'effet de procéder à l'achat par la société de ses propres actions. Cette autorisation serait consentie pour une durée expirant à l'issue de l'Assemblée appelée à statuer sur les comptes de l'exercice à clore le 31 décembre 2006 et pourrait être utilisée par le Directoire sous réserve des dispositions de l'article 14.1 des statuts.

En outre, nous vous demandons de vous prononcer sur l'autorisation à donner au Directoire à l'effet de réduire corrélativement le capital social par annulation des actions ainsi acquises.

Cette nouvelle autorisation annulerait purement et simplement celle octroyée par l'Assemblée Générale Mixte des Actionnaires du 29 juin 2005.

Elle serait consentie pour une période de 24 mois à compter de la présente Assemblée, sous réserve de l'application des dispositions de l'article 14.1 des statuts.

Enfin, nous vous rappelons que (i) l'Assemblée Générale Mixte des Actionnaires du 17 juin 1999 a, dans sa neuvième résolution, autorisé le Conseil d'Administration à consentir des options de souscription d'actions de la société au bénéfice de certaines personnes qu'il désignera parmi les membres du personnel et parmi les dirigeants sociaux de la société ou des sociétés dont 10 % au moins du capital est détenu directement ou indirectement par la société ou des sociétés détenant directement ou indirectement 10 % du capital de la société, sous réserve des dispositions légales (ii) l'Assemblée Générale Mixte du 30 juin 2003 a décidé de proroger la durée d'exercice des options attribuées par les Conseils d'Administration des 10 octobre 2001 et 11 mars 2003, pour la porter de 5 ans à 8 ans.

Par ailleurs nous vous précisions que le Conseil d'Administration du 24 juin 2003 a procédé en vertu de la délégation consentie au Conseil d'Administration par l'Assemblée Général Mixte des Actionnaires du 17 juin 1999, à l'attribution d'option de souscription d'actions dont le délai d'exercice a été fixé à 5 ans à compter du 24 juin 2003.

À l'effet d'harmoniser les durées d'exercice des options contenues dans tous les plans d'option de souscription mis en œuvre, étant précisé qu'aucune option consentie dans le cadre de ce plan, n'a été exercée, il vous est proposé de proroger de cinq ans à huit ans, le délai d'exercice des options attribuées par le Conseil d'Administration du 24 juin 2003 et de déléguer au Directoire tous pouvoirs afin de faire bénéficier les attributaires de cette prorogation.

2. Injonctions pécuniaires pour pratiques anticoncurrentielles prononcées par le Conseil de la Concurrence

Néant.

3. Jetons de présence

Il est proposé à l'Assemblée Générale de fixer le montant maximum des jetons de présence à 448 000 euros pour l'exercice 2006 et les exercices ultérieurs, jusqu'à nouvelle décision.

Par ailleurs, il est rappelé qu'une rémunération de 130 000 euros pour le Président du Conseil de Surveillance et de 90 000 euros pour le Vice-Président du Conseil de Surveillance a été allouée par le Conseil de Surveillance jusqu'à nouvelle décision.

4. Commissariat aux comptes

Nous vous rappelons que l'Assemblée Générale Mixte du 29 juin 2005 a pris acte de la démission de leurs fonctions de la société Ernst & Young Audit et de Monsieur Olivier BREILLOT, respectivement Commissaire aux comptes Titulaire et Commissaire aux comptes Suppléant, et a nommé en remplacement, pour la durée restant à courir du mandat de leur prédécesseur, soit jusqu'à l'Assemblée Générale Ordinaire qui sera appelée à statuer sur les comptes de l'exercice à clore le 31 décembre 2007, le Cabinet Mazars & Guérard, Commissaire aux comptes Titulaire, et M. J.-L. Lebrun, Commissaire aux comptes Suppléant.

Rapport Environnemental et social 2005

1. Effectifs

L'effectif total de la société Altran Technologies, au 31 décembre 2005, est de 1 545 salariés, dont 1 246 consultants hors siège et 299 dirigeants, managers et collaborateurs siège.

99,3 % des salariés sont en contrat à durée indéterminée.

Altran Technologies a embauché 337 salariés en contrat à durée indéterminée et 15 salariés en contrat à durée déterminée.

2. Licenciements

En 2005, le nombre total de licenciements a été de 52.

Des licenciements pour motifs économiques dans le cadre d'un plan de sauvegarde de l'emploi ont été notifiés en 2005 sur les fonctions de la Holding Corporate mais les dates définitives de ces départs seront décomptées sur 2006.

3. Heures supplémentaires

Au regard du statut « cadre » de la majorité des salariés d'Altran Technologies (soit 93 % des effectifs), et du forfait de 218 jours travaillés par an inhérent à ce statut, les éventuels dépassements significatifs du temps de travail sont compensés par le système des TEA (tranches exceptionnelles d'activité) qui correspondent à des journées de récupération conformément à l'accord national du SYNTEC sur la durée du travail.

L'application de la RTT permet aux salariés cadres de bénéficier selon les années de 9 à 13 jours de RTT par an.

Les salaries non cadres bénéficient quant à eux de 12 jours de RTT par an.

Les dispositions mises en place dans le cadre de la RTT font que le nombre d'heures supplémentaires est non significatif.

4. Main-d'œuvre extérieure à la société

Au 31 décembre 2005, le montant de la main-d'œuvre extérieure à laquelle Altran Technologies a fait appel, via les salariés intérimaires, est de 263 milliers d'euros.

Ce montant concerne exclusivement des intérimaires dans les services transversaux.

Le travail intérimaire a concerné essentiellement des remplacements de courte durée (en moyenne de trois à quatre semaines).

5. Organisation du temps de travail

La durée hebdomadaire conventionnelle du travail est de 35 heures.

L'organisation du temps de travail, pour la majorité des cadres, s'effectue sur la base d'un forfait annuel de 218 jours travaillés avec une référence horaire hebdomadaire de 38 heures 30, en contrepartie de l'attribution de jours de Réduction du Temps de Travail.

Sur un total de 1 545 salariés, 46 salariés bénéficient d'un contrat de travail à temps partiel.

6. Rémunération et ses évolutions

Les efforts visant à maîtriser notre masse salariale ont été assouplis en conservant le principe d'individualisation des rémunérations sur la base de l'évaluation des résultats et des performances.

Afin de préserver ce principe de cohérence lié à l'individualisation des carrières et des rémunérations, aucune action généralisée visant à la hausse des rémunérations n'a été initiée.

Pour ce qui est des non cadres, la Direction d'Altran Technologies s'est à nouveau fixée pour objectif de maintenir une progression des rémunérations.

7. Frais de personnel

Au 31 décembre 2005, le montant global des frais de personnel (salaires et charges) d'Altran Technologies s'élève à 110 542 milliers d'euros.

Les salaires bruts payés aux salariés en 2005 représentent 72 704 milliers d'euros.

La prise en charge par l'entreprise de la protection sociale s'élève à 7 391 milliers d'euros (dont 1 090 milliers d'euros pour les frais de santé et prévoyance et 6 301 milliers d'euros pour la couverture retraite complémentaire).

Les autres charges concernent les cotisations sociales URSSAF, les cotisations chômage, les visites médicales...

8. Égalité professionnelle hommes et femmes

La masse salariale d'Altran Technologies fait état d'une faible disparité de traitement salarial entre hommes et femmes selon les positions.

Les chiffres montrent la volonté du maintien de l'égalité entre les hommes et les femmes.

9. Les relations professionnelles et le bilan des accords collectifs

Les élections des représentants du personnel ont lieu en février 2006.

En 2005, 19 réunions ordinaires et extraordinaires ont été organisées avec les représentants du personnel au CE et 12 avec les délégués du personnel.

10. Information et communication

Au sein de l'entreprise, l'information circule de façon ascendante et descendante, via des outils de communication, parmi lesquels :

- un Intranet ;
- une lettre d'information du Comité d'entreprise ;
- une lettre d'information bimensuelle de la société ;
- des messages mails d'actualité à l'attention des salariés consultants en intervention extérieure ;
- l'organisation de réunion d'échanges à l'échelle des entités opérationnelles ;
- des conférences thématiques BU.

Des entretiens individuels réguliers sont également organisés entre :

- les consultants et leurs managers ;
- les salariés administratifs ou transverses avec leurs responsables hiérarchiques.

Ce processus d'entretiens individuels s'applique également aux directeurs et managers.

11. Procédures

30 recours à des modes de solutions non judiciaires ont été réalisés en 2005.

40 instances judiciaires sont toujours en cours au 31/12/2005.

12. Conditions d'hygiène et de sécurité

En 2005, 4 réunions du CHSCT ont eu lieu au sein d'Altran Technologies.

De nombreuses actions ont continué à être menées en 2005, afin d'accompagner la mise en place des plans de prévention chez les clients et de suivre les déplacements des salariés dans les pays sensibles de par leur situation politique instable ou les risques [illegible] qu'ils présentent.

13. Accidents de travail et de trajet

Sur l'année 2005, il y a eu 15 accidents de travail ayant entraîné des arrêts de travail pour un total de 465 jours.

Aucune incapacité permanente ou accident mortel n'est à déplorer.

Ces accidents n'ont pas touché le personnel temporaire ou les prestataires de service.

Le taux de cotisation d'accident de travail s'est élevé pour 2005 à 1 %, et le montant de la cotisation Sécurité Sociale au titre de l'accident de travail a été de 728 milliers d'euros.

14. Maladies professionnelles

Au titre des maladies professionnelles, nous ne dénombrons ni maladie professionnelle déclarée à la Sécurité Sociale, ni affection pathologique à caractère professionnel.

15. Formation

En 2005, 430 stagiaires ont bénéficié de formations pour un total de 6 458 heures.

Les formations sont suivies soit en interne, soit en externe, financées par le FAFIEC ou directement par Altran Technologies.

Les contributions annuelles 2005 au FAFIEC, FONGECIF au titre de la formation continue, des contrats de professionnalisation et des congés individuels de formation représentent un total de 675 milliers d'euros.

Le coût des formations internes et externes, dont les versements aux organismes, s'est élevé à 1 312 milliers d'euros.

16. Emploi et insertion des travailleurs handicapés

En 2005, 6 personnes handicapées, reconnues comme telles par la COTOREP, ont été déclarées au titre de la cotisation handicapés.

Un complément de cotisations a été versé à l'AGEPHIP au titre de 2005 pour 325 milliers d'euros.

17. Œuvres sociales

Le montant du budget attribué au Comité d'entreprise d'Altran Technologies a été pour 2005 de 87 milliers d'euros au titre des œuvres sociales et 145 milliers d'euros au titre du budget de fonctionnement.

18. Importance de la sous-traitance

Au 31 décembre 2005, le montant de la sous-traitance a été de 12 385 milliers d'euros.

Ce montant concerne exclusivement des prestataires du groupe Altran dans le cadre des conventions de coopération centralisées et de détachement.

19. Impact territorial en matière d'emploi et de développement régional

Altran Technologies prend en compte l'impact territorial de ses activités en matière d'emploi et de développement régional.

Altran Technologies s'attache à suivre l'ensemble des salariés détachés auprès des sociétés du groupe, notamment par le maintien des garanties en matière de santé, prévoyance et de rapatriement et centralise l'ensemble des demandes de visa et de permis de travail.

En matière de sous-traitance, Altran Technologies centralise les conventions de coopération techniques auprès de filiales.

Les filiales étrangères de l'entreprise prennent en compte l'impact de leurs activités sur le développement régional et les populations locales.

20. Politique de l'emploi

Altran Technologies poursuit une politique de l'emploi dynamique.

Ainsi, en 2005, la société a recruté 352 salariés, principalement en durée indéterminée et au statut cadre.

Les salariés sont notamment choisis pour leur expertise, leur capacité de communication et leur potentiel d'évolution. Les consultants et les managers sont tous de formation supérieure (minimum Bac +5).

Les consultants sont issus de formation à dominante scientifique, tandis que les managers sont issus soit de formation scientifique, soit de formation au management.

Ordre du jour

À titre ordinaire

1. Approbation des rapports et comptes sociaux de l'exercice clos le 31 décembre 2005.
2. Approbation des rapports et comptes consolidés de l'exercice clos le 31 décembre 2005.
3. Affectation du résultat de l'exercice clos le 31 décembre 2005.
4. Approbation des conventions visées par les articles L. 225-86 et suivants du Code de commerce.
5. Autorisation à donner au Directoire en vue de l'achat par la société de ses propres titres.
6. Détermination du montant maximum des jetons de présence.
7. Pouvoirs pour formalités.

À titre extraordinaire

8. Autorisation à donner au Directoire à l'effet de réduire le capital social par voie d'annulation d'actions.
9. Prorogation de 5 ans à 8 ans, de la durée d'exercice des options de souscriptions d'actions, consenties par le Conseil d'Administration du 24 juin 2003 en vertu de la délégation reçue par l'Assemblée Générale Mixte des Actionnaires du 17 juin 1999.
10. Pouvoirs pour formalités.

Texte des résolutions présentées a l'Assemblée Générale Mixte d'Altran Technologies du 8 juin 2006

Résolutions relevant de la compétence de l'Assemblée Générale Ordinaire

Première résolution

(Cette résolution a pour objet l'approbation des rapports et comptes sociaux de l'exercice clos le 31 décembre 2005.)

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales Ordinaires, connaissance prise du rapport de gestion du Directoire et du rapport général des Commissaires aux comptes sur les comptes sociaux de l'exercice clos le 31 décembre 2005, et après avoir entendu les observations du Conseil de Surveillance sur les comptes sociaux de l'exercice clos le 31 décembre 2005 et sur le rapport de gestion du Directoire, approuve l'ensemble de ces comptes sociaux, à savoir le bilan, le compte de résultat et l'annexe arrêtés au 31 décembre 2005, tels qu'ils lui ont été présentés, ainsi que les opérations traduites dans ces comptes et résumées dans ces rapports. Elle arrête la perte nette de cet exercice à 5 174 587,94 €.

Deuxième résolution

(Cette résolution a pour objet l'approbation des rapports et comptes consolidés de l'exercice clos le 31 décembre 2005.)

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales Ordinaires, connaissance prise du rapport de gestion du groupe inclus dans le rapport de gestion du Directoire et du rapport des Commissaires aux comptes sur les comptes consolidés de l'exercice clos le 31 décembre 2005, et après avoir entendu les observations du Conseil de Surveillance sur les comptes consolidés de l'exercice clos le 31 décembre 2005 et sur le rapport de gestion du Directoire approuve les comptes consolidés dudit exercice tels qu'ils lui ont été présentés, ainsi que les opérations traduites dans ces comptes et résumées dans ces rapports.

Troisième résolution

(Cette résolution a pour objet de statuer sur l'affectation du résultat de l'exercice clos le 31 décembre 2005.)

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales Ordinaires, connaissance prise du rapport de gestion du Directoire et du rapport général des Commissaires aux comptes sur les comptes annuels de l'exercice clos le 31 décembre 2005, et après avoir entendu les [illegible] du Conseil de Surveillance sur les comptes sociaux de l'exercice clos le 31 décembre 2005 et sur le rapport de gestion du Directoire décide d'affecter dans son intégralité la perte de cet exercice s'élevant à 5 174 587,94 € au poste de report à nouveau qui s'élèvera désormais à la somme de 52 745 428,50 €.

Conformément à la Loi, l'Assemblée Générale constate qu'aucune distribution de dividendes n'a été effectuée au cours des trois derniers exercices.

Quatrième résolution

(Cette résolution a pour objet d'approuver les conventions réglementées conclues par la société et présentées dans le rapport spécial des Commissaires aux comptes.)

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales Ordinaires, connaissance prise du rapport spécial des Commissaires aux comptes prévu à l'article L. 225-88 du Code de commerce sur les conventions visées aux articles L. 225-86 et suivants du Code de commerce et statuant sur ce rapport, approuve les conventions visées par celui-ci en toutes ses parties.

Cinquième résolution

(Cette résolution a pour objet d'autoriser le Directoire à procéder à l'achat par la société de ses propres titres.)

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales Ordinaires, connaissance prise du rapport du Directoire :

- met fin avec effet immédiat pour la fraction non utilisée à l'autorisation de rachat par la société Altran Technologies S.A. de ses propres titres en application des articles L. 225-209 et suivants du Code de commerce, donnée à la société par l'Assemblée Générale Mixte du 29 juin 2005 ;
- autorise le Directoire, dans les conditions définies à l'article 14.1 des statuts, à acheter en une ou plusieurs fois, les actions de la société, conformément aux dispositions des articles L. 225-209 et suivants du Code de commerce, dans la limite de cinq pour cent (5 %) du capital social.

Il est précisé que cette limite de cinq pour cent (5 %) s'applique à un montant du capital de la société et sera, le cas échéant, ajusté pour prendre en compte les opérations affectant le capital social postérieurement à la présente Assemblée Générale, les engagements cumulés pris par la société ne pouvant en aucun cas l'amener à détenir plus de cinq pour cent (5 %) du capital social.

L'acquisition, la cession et le transfert de ces actions pourront être effectués à tout moment (y compris en période d'offres publiques) et par tous moyens, notamment sur le marché ou de gré à gré, y compris par acquisition ou cession de blocs, par l'utilisation d'instruments financiers dérivés, et notamment toutes opérations optionnelles,

Le prix maximum d'achat est fixé à trente (30) euros, et le prix minimum de vente à cinq (5) euros. En cas d'opérations sur le capital, notamment d'augmentation de capital par incorporation de réserves et attribution d'actions gratuites, ou en cas de division ou de regroupement des titres, les prix indiqués ci-dessus seront ajustés par un coefficient multiplicateur égal au rapport entre le nombre de titres composant le capital avant l'opération et ce nombre après l'opération. En conséquence, le montant maximum des fonds destinés au programme de rachat s'élève à cent soixante-douze (172) millions d'euros, tel que calculé sur la base du capital social au 31 décembre 2005, ce montant maximum pouvant être ajusté pour tenir compte du montant du capital au jour de l'Assemblée Générale.

La part maximale du capital pouvant être achetée ne pourra excéder cinq pour cent (5 %) du capital social.

Les acquisitions d'actions pourront être effectuées en vue de toute affectation permise par la Loi, les objectifs de ce programme de rachat d'actions étant :

- en fonction des situations de marché, de régulariser le cours de bourse de l'action de la société par intervention systématique en contre-tendance ;
- attribuer les titres dans le cadre de la participation des salariés aux fruits de l'expansion de l'entreprise ou d'un plan d'épargne entreprise ou de groupe, d'un plan d'attribution gratuite d'actions ou encore d'un plan partenariat d'épargne salariale volontaire ;
- remettre les titres en paiement ou en échange, notamment dans le cadre d'opérations de croissance externe ou dans le cadre d'une politique de gestion patrimoniale et financière ;
- livrer les actions à l'occasion de l'exercice de droits attachés à des valeurs mobilières donnant droit par remboursement, conversion, échange, présentation d'un bon ou de toute autre manière, à l'attribution d'actions de la société ;
- leur annulation, notamment à des fins d'optimisation du résultat par action, dans le cadre de la huitième résolution soumise à la présente Assemblée Générale Mixte.

L'Assemblée autorise également le Directoire en fonction des situations de marché, pour régulariser le cours de bourse, à acquérir les actions de la société dans la limite de zéro point cinq pour cent (0,5 %) du capital de la société. Dans cette hypothèse, la société sera dispensée d'établir une note d'information soumise au visa de l'Autorité des Marchés Financiers. La société devra néanmoins diffuser un communiqué contenant toutes les informations prévues pour la note d'information au plus tard le jour du lancement effectif du programme.

Cette autorisation expirera à l'issue de l'Assemblée Générale appelée à statuer sur les comptes de l'exercice clos le 31 décembre 2006.

Le Directoire informera les Actionnaires, lors de l'Assemblée Générale annuelle, des achats, transferts, cessions et annulations d'actions ainsi réalisés.

À cet effet, tous pouvoirs sont conférés au Directoire pour décider la mise en œuvre de la présente autorisation et en fixer les modalités, lequel pourra les déléguer, afin de passer tous les ordres en Bourse, conclure tous accords en vue, notamment, de la tenue des registres des achats et ventes d'actions, établir tous documents notamment d'information, effectuer toutes déclarations auprès de l'Autorité des Marchés Financiers et tous autres organismes, remplir toutes autres formalités et d'une manière générale, faire tout ce qui sera nécessaire.

Sixième résolution

(Cette résolution a pour objet la détermination des jetons de présence.)

L'Assemblée Générale statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales Ordinaires :

fixe à la somme de quatre cent quarante mille (440 000) euros le montant global maximum des jetons de présence alloués au Conseil de Surveillance pour 2006, et chaque année suivante jusqu'à ce qu'il en soit décidé autrement.

Il est rappelé que le Conseil de Surveillance a fixé à cent trente mille (130 000) euros la rémunération exceptionnelle du Président et à quatre-vingt-dix mille (90 000) euros celle du Vice-Président, jusqu'à ce qu'il en soit décidé autrement.

Septième résolution

(Pouvoirs pour formalités.)

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales Ordinaires, donne tous pouvoirs au porteur d'un original, d'une copie ou d'un extrait du procès-verbal des présentes pour effectuer toutes les formalités légales ou administratives et faire tous dépôts et publicité prévus par la législation en vigueur.

Résolutions relevant de la compétence de l'Assemblée Générale Extraordinaire

Huitième résolution

(Autorisation à donner au Directoire à l'effet de réduire le capital social par voie d'annulation d'actions.)

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales Extraordinaires, connaissance prise du rapport du Directoire et du rapport spécial des Commissaires aux comptes, autorise, dans les conditions définies à l'article 14.1 des statuts, le Directoire conformément à l'article L. 225-209 du Code de commerce, à annuler, sur ses seules décisions, en une ou plusieurs fois, par période de vingt-quatre (24) mois à compter de la

présente Assemblée dans la limite maximum de dix pour cent (10 %) du montant du capital sous réserve des annulations déjà effectuées, les actions acquises par la société ou qu'elle pourrait acquérir et à procéder à due concurrence à une réduction du capital social.

L'Assemblée Générale confère tous pouvoirs au Directoire, avec la faculté de subdéléguer, à l'effet d'accomplir tous actes, formalités ou déclarations en vue de rendre définitives les réductions de capital qui pourraient être réalisées en vertu de la présente autorisation et à l'effet de modifier les statuts de la société.

Cette autorisation est donnée pour une période de vingt-quatre (24) mois à compter de la présente Assemblée. Elle annule et remplace l'autorisation donnée par l'Assemblée Générale Mixte des Actionnaires du 29 juin 2005.

Neuvième résolution

(Cette résolution a pour objet la modification de l'autorisation donnée par l'Assemblée Générale Mixte du 17 juin 1999 de consentir des options de souscription d'actions, en ce qu'elle concerne le délai d'exercice des options.)

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales Extraordinaires, après avoir pris acte que :

- l'Assemblée Générale Mixte des Actionnaires du 17 juin 1999 a, dans sa neuvième résolution, autorisé le Conseil d'Administration à consentir des options de souscription d'actions de la société au bénéfice de certaines personnes qu'il désignera parmi les membres du personnel et parmi les dirigeants sociaux de la société ou des sociétés dont 10 % au moins du capital est détenu directement ou indirectement par la société ou des sociétés détenant directement ou indirectement 10 % du capital de la société, sous réserve des dispositions légales ;
- que l'Assemblée Générale Mixte du 30 juin 2003 a décidé de proroger la durée d'exercice des options attribuées par les Conseils d'Administration des 10 octobre 2001 et 11 mars 2003, pour la porter de 5 ans à 8 ans ;
- que le Conseil d'Administration du 24 juin 2003 a procédé à l'attribution d'option de souscription d'actions dont le délai d'exercice a été fixé à 5 ans à compter du 24 juin 2003 ;

et après avoir pris connaissance du rapport du Directoire et du rapport spécial des Commissaires aux comptes, constatant qu'aucune option n'a été exercée, décide de proroger de cinq ans à huit ans, le délai d'exercice des options attribuées le 24 juin 2003 et délègue au Directoire tous pouvoirs afin de faire bénéficier les attributaires de cette prorogation.

Dixième résolution

(Pouvoirs pour formalités.)

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales Extraordinaires, donne tous pouvoirs au porteur d'un original, d'une copie ou d'un extrait du procès-verbal des présentes pour effectuer toutes les formalités légales ou administratives et faire tous dépôts et publicité prévus par la législation en vigueur.

ANNEXE 3 : RAPPORTS DES COMMISSAIRES AUX COMPTES

Rapport des Commissaires aux comptes sur les comptes consolidés

Exercice clos le 31 décembre 2005

Mesdames, Messieurs les actionnaires,

En exécution de la mission qui nous a été confiée par votre Assemblée Générale, nous avons procédé au contrôle des comptes consolidés de la société Altran Technologies relatifs à l'exercice clos le 31 décembre 2005, tels qu'ils sont joints au présent rapport.

Les comptes consolidés ont été arrêtés par le Directoire. Il nous appartient, sur la base de notre audit, d'exprimer une opinion sur ces comptes. Ces comptes ont été préparés pour la première fois conformément au référentiel IFRS tel qu'adopté dans l'Union européenne. Ils comprennent à titre comparatif les données relatives à l'exercice 2004 retraitées selon les mêmes règles à l'exception des normes IAS 32 et IAS 39 qui conformément à l'option offerte par la norme IFRS 1 ne sont appliquées par la société qu'à compter du 1er janvier 2005.

I - Opinion sur les comptes consolidés

Nous avons effectué notre audit selon les normes professionnelles applicables en France ; ces normes requièrent la mise en œuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes consolidés ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes.

Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble. Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.

Nous certifions que les comptes consolidés de l'exercice sont, au regard du référentiel IFRS tel qu'adopté dans l'Union européenne, réguliers et sincères et donnent une image fidèle du patrimoine, de la situation financière, ainsi que du résultat de l'ensemble constitué par les personnes et entités comprises dans la consolidation.

Sans remettre en cause l'opinion exprimée ci-dessus, nous attirons votre attention sur :

- la note 6 aux états financiers « Suivi des litiges significatifs et passifs éventuels »,
- les mesures engagées de renforcement du dispositif de contrôle interne et du système d'information comptable du groupe présentées dans le rapport du Président du Conseil de Surveillance, établi en application des dispositions du dernier alinéa de l'article L. 225-68 du Code de commerce,
- la note 4.11 aux états financiers « Endettement financier net » précise les conséquences sur la présentation du bilan et sur le résultat financier de l'application à compter du 1er janvier 2005 de la norme IAS 32.

II - Justification des appréciations

En application des dispositions de l'article L. 823-9 du Code de commerce relatives à la justification de nos appréciations, nous portons à votre connaissance les éléments suivants :

- Comme indiqué dans la note 1.4. « Utilisation d'estimations », la préparation des états financiers nécessite l'utilisation d'estimations et d'hypothèses. Ces estimations et hypothèses interviennent principalement dans l'évaluation des provisions et l'établissement des plans d'affaires utilisés pour la réalisation de tests de valeur sur les actifs incorporels et la reconnaissance d'impôts différés actifs.

  Nos travaux ont consisté à apprécier le caractère raisonnable des données et hypothèses sur lesquelles se fondent les estimations.

- Les notes 1.7. « Écarts d'acquisition » et 7. « Engagements hors bilan » aux états financiers décrivent les principes et modalités d'appréciation des évaluations des écarts d'acquisition, et les dépréciations correspondantes constatées durant l'exercice, ainsi que les principes et modalités d'évaluation des compléments de prix « earn-out » restant à payer au titre des clauses.

La société procède une fois par an à un test de dépréciation des écarts d'acquisition et des actifs à durée de vie indéfinie et évalue également s'il existe un indice de perte de valeur des actifs à long terme, selon les modalités décrites dans la note 1.7 aux états financiers.

Nous avons examiné les modalités de mise en œuvre de ce test de dépréciation ainsi que les prévisions d'activité et hypothèses utilisées et nous avons vérifié que la note donne une information appropriée.

Nos travaux nous ont permis d'apprécier la cohérence des estimations effectuées avec les hypothèses retenues.

- La note 1.18. « Impôts différés » aux états financiers décrit les principes et modalités d'évaluations des actifs d'impôts différés.

  La société procède systématiquement, à chaque clôture, à un test de dépréciation des actifs d'impôt différés selon les modalités décrites dans cette note. Nous avons examiné les modalités de mise en œuvre de ce test de dépréciation ainsi que les prévisions d'activité et hypothèses utilisées et nous avons vérifié que la note donne une information appropriée.

  Nos travaux nous ont permis d'apprécier la cohérence des estimations effectuées avec les hypothèses retenues.

- S'agissant des risques et litiges nous nous sommes assurés des modalités d'évaluation et ainsi que leur traduction comptable.

  Nous nous sommes également assurés que les incertitudes éventuelles identifiées liées à ces litiges et risques étaient décrites de manière appropriée dans la note 6 aux états financiers « Suivi des litiges significatifs et passifs éventuels ».

- Les notes 1.16. et 11.4.5 « Avantages du personnel » aux états financiers précisent les modalités d'évaluation des engagements de retraites et autres engagements assimilés. Ces engagements ont fait l'objet d'une évaluation par des actuaires externes.

  Nos travaux ont consisté à examiner les données utilisées, à apprécier les hypothèses retenues et à vérifier que les notes fournissent une information appropriée.

Les appréciations ainsi portées s'inscrivent dans le cadre de notre démarche d'audit des comptes consolidés, pris dans leur ensemble, et ont donc contribué à la formation de notre opinion sans réserve exprimée dans la première partie de ce rapport.

III - Vérification spécifique

Par ailleurs, nous avons également procédé à la vérification des informations données dans le rapport sur la gestion du groupe, conformément aux normes professionnelles applicables en France.

Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes consolidés.

Paris-la-Défense et Neuilly-sur-Seine, le 9 mai 2006

Les Commissaires aux comptes

Mazars & Guérard

Jean-Luc Barlet — Guy Isimat-Mirin

Deloitte & Associés

Jean-Paul Picard — Henri Lejetté

Rapport général des Commissaires aux comptes sur les comptes annuels

Exercice clos le 31 décembre 2005

En exécution de la mission qui nous a été confiée par votre Assemblée Générale, nous vous présentons notre rapport relatif à l'exercice clos le 31 décembre 2005, sur :

- le contrôle des comptes annuels de la société ALTRAN TECHNOLOGIES, tels qu'ils sont joints au présent rapport,
- la justification des appréciations,
- les vérifications spécifiques et les informations prévues par la loi.

Les comptes annuels ont été arrêtés par le Directoire. Il nous appartient, sur la base de notre audit, d'exprimer une opinion sur ces comptes.

I - Opinion sur les comptes annuels

Nous avons effectué notre audit selon les normes professionnelles applicables en France ; ces normes requièrent la mise en oeuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes annuels ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble.

Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.

Nous certifions que les comptes annuels sont, au regard des règles et principes comptables français, réguliers et sincères et donnent une image fidèle du résultat des opérations de l'exercice écoulé ainsi que de la situation financière et du patrimoine de la société à la fin de cet exercice.

Sans remettre en cause l'opinion exprimée ci-dessus, nous attirons votre attention sur :

- la note 2.12 de l'annexe aux comptes annuels « Provisions pour risques et charges »,
- la note 2.16 de l'annexe aux comptes annuels « Litiges en cours significatifs »,
- la note 2.1 de l'annexe aux comptes annuels qui expose le changement de méthode conduisant à la comptabilisation, à compter du 1er janvier 2005, des engagements de retraite sous forme de provision, suivant la méthode préférentielle préconisée par la recommandation 2003-R01 du Conseil National de la Comptabilité,
- les mesures engagées de renforcement du dispositif de contrôle interne et du système d'information comptable du groupe présentées dans le rapport du Président du Conseil de Surveillance, établi en application des dispositions du dernier alinéa de l'article L. 225-68 du Code de Commerce.

II - Justification des appréciations

En application des dispositions de l'article L. 823-9 du Code de Commerce relatives à la justification de nos appréciations, nous portons à votre connaissance les éléments suivants :

- Dans le cadre de notre appréciation des principes comptables suivis par votre société, nous nous sommes assurés du bien-fondé des changements de méthodes comptables mentionnés ci-dessus, et de la présentation qui en est faite.
- Comme indiqué dans la note 2.5 « utilisation d'estimations », la préparation des états financiers nécessite l'utilisation d'estimations et d'hypothèses. Ces estimations et hypothèses interviennent principalement dans l'évaluation des provisions et l'établissement des plans d'affaires utilisés pour l'appréciation de la valeur des titres de participation.

  Nos travaux ont consisté à apprécier le caractère raisonnable des données et hypothèses sur lesquelles se fondent les estimations.
- S'agissant des risques et litiges, nous nous sommes assurés des modalités d'évaluation ainsi que de leur traduction comptable.
- Nous nous sommes également assurés que les incertitudes éventuelles identifiées liées à ces litiges et risques étaient décrites de manière appropriée dans la note 2.16 aux états financiers.

Les appréciations ainsi portées s'inscrivent dans le cadre de notre démarche d'audit des comptes annuels, pris dans leur ensemble, et ont donc contribué à la formation de notre opinion exprimée dans la première partie de ce rapport.

III - Vérifications et informations spécifiques

Nous avons également procédé, conformément aux normes professionnelles applicables en France, aux vérifications spécifiques prévues par la loi.

Nous n'avons pas d'observation à formuler sur la sincérité et la concordance avec les comptes annuels des informations données dans le rapport de gestion du directoire et dans les documents adressés aux actionnaires sur la situation financière et les comptes annuels.

En application de la loi, nous nous sommes assurés que les diverses informations relatives aux prises de participation et de contrôle, et à l'identité des détenteurs du capital et des droits de vote vous ont été communiquées dans le rapport de gestion.

Paris-la-Défense et Neuilly-sur-Seine, le 9 mai 2006

Les Commissaires aux comptes

Mazars & Guérard

Jean-Luc Barlet	Guy Isimat-Mirin

Deloitte & Associés

Jean-Paul Picard	Henri Lejetté

Rapport Spécial des Commissaires aux comptes sur les conventions réglementées

Mesdames, Messieurs,

En notre qualité de Commissaire aux comptes de votre société, nous devons vous présenter un rapport sur les conventions réglementées dont nous avons été avisés. Il n'entre pas dans notre mission de rechercher l'existence éventuelle de telles conventions.

Nous vous informons qu'il ne nous a été donné avis d'aucune convention visée à l'article L. 225-86 du Code de commerce.

Fait à Neuilly-sur-Seine et La Défense, le 9 mai 2006

Les Commissaires aux comptes

Mazars & Guérard

Jean-Luc Barlet

Guy Isimat-Mirin

Deloitte & Associés

Jean-Paul Picard

Henri Lejetté

Rapport des Commissaires aux comptes établi en application du dernier alinéa de l'article L. 225-235 du Code de Commerce, sur le rapport du Président du Conseil de Surveillance de la société Altran Technologies pour ce qui concerne les procédures de contrôle interne relatives à l'élaboration et au traitement de l'information comptable et financière

Exercice clos le 31 décembre 2005

Mesdames, Messieurs les actionnaires,

En notre qualité de commissaire aux comptes de la société Altran Technologies et en application des dispositions de l'article L. 225-235 du Code de commerce, nous vous présentons notre rapport sur le rapport établi par le Président du Conseil de surveillance de votre société conformément aux dispositions de l'article L. 225-68 du Code de commerce au titre de l'exercice clos le 31 décembre 2005.

Il appartient au Président du Conseil de surveillance de rendre compte, dans son rapport, notamment des conditions de préparation et d'organisation des travaux du conseil de surveillance et des procédures de contrôle interne mises en place au sein de la société.

Il nous appartient de vous communiquer les observations qu'appellent de, notre part les informations données dans le rapport du Président concernant les procédures de contrôle interne relatives à l'élaboration et au traitement de l'information comptable et financière.

Nous avons effectué nos travaux selon la doctrine professionnelle applicable en France.

Celle-ci requiert la mise en œuvre de diligences destinées à apprécier la sincérité des informations données dans le rapport du Président concernant les procédures de contrôle interne relatives à l'élaboration et au traitement de l'information comptable et financière. Ces diligences consistent notamment à :

- prendre connaissance des objectifs et de 1 'organisation générale du contrôle interne, ainsi que des procédures de contrôle interne relatives à l'élaboration et au traitement de l'information comptable et financière, présentés dans le rapport du Président,
- prendre connaissance des travaux sous-tendant les informations ainsi données dans le rapport.

Sur la base de ces travaux, nous n'avons pas d'observation à formuler sur les informations données concernant les procédures de contrôle interne de la société relatives à l'élaboration et au traitement de l'information comptable et financière, contenues dans le rapport du Président du Conseil de surveillance, établi en application des dispositions du dernier alinéa de l'article L. 225-68 du Code de commerce qui vous présente dans son chapitre II les mesures engagées de renforcement du dispositif de contrôle interne et du système d'information comptable du groupe et qui précise que les efforts doivent être poursuivis en 2006.

Paris-la-Défense et Neuilly-sur-Seine, le 9 mai 2006

Les Commissaires aux comptes

Mazars & Guérard		**Deloitte & Associés**	
Jean-Luc Barlet	Guy Isimat-Mirin	Jean-Paul Picard	Henri Lejetté

Montant des honoraires des Commissaires aux comptes

Honoraires des Commissaires aux comptes et des membres de leurs réseaux pris en charge par le groupe Altran Technologies

Exercices couverts : 31/12/2005 et 31/12/2004								
	Mazars & Guérard				Deloitte & Associés			
	Montant		%		Montant		%	
En euro	2004	2005	2004	2005	2004	2005	2004	2005
Audit								
- Commissariat aux comptes, certification, examen des comptesindividuels et consolidés	na	2 328		95 %	1 996	2 276	100 %	93 %
- Missions accessoires	na	122		5 %	0	169	0 %	7 %
Sous-total	na	2 450		100 %	1 996	2 445	100 %	100 %
Autres prestations, le cas échéant								
- Juridique, fiscal, social				0 %	0		0 %	0 %
- Technologies de l'information								
- Audit interne								
- Autres (à préciser si > 10 % des honoraires d'audit)								
Sous-total	na	0		0 %	0		0 %	0 %
Total	na	2 450		100 %	1 996	2 445	100 %	100 %

ALTRAN

Altran Technologies

Société anonyme au capital de 57 221 107 euros

Siège social

58, boulevard Gouvion Saint-Cyr - 75017 Paris

702 012 956 RCS Paris

Labrador 01 53 06 30 80

File n° 82-5164

EXHIBIT 1


ALTRAN

EUROPEAN LEADER IN INNOVATION CONSULTING

> INNOVATION AND TECHNOLOGY CONSULTING
> INFORMATION TECHNOLOGY
> GLOBAL MANAGEMENT CONSULTING

AUSTRIA
BELGIUM
BRAZIL
KOREA
FRANCE
GERMANY
GREAT-BRITAIN
IRELAND
ITALY
JAPAN
LUXEMBOURG
THE NETHERLANDS
PORTUGAL
SPAIN
SWEDEN
SWITZERLAND
USA

SALES FOR 2005 ARE UP 2.7 % COMPARED TO 2004

The sales of the Altran group in 2005 amounted to € 1 434.0 m, up by 2.7 % with respect to 2004 (€ 1 395.6 m according to the same accounting rules).

(in € millions)	1st quarter 2005	2nd quarter 2005	S1 2005	3rd quarter 2005	4th quarter 2005	S2 2005	2005
2004 French accounting standards	341.1	354.7	695.8	343.1	379.8	722.8	1 418.7
2004 IFRS			685.5			710.1	1 395.6
2005 IFRS	355.5	368.5	724.0	339.2	370.8	710.0	1 434.0
Variation (constant accounting rules)							+ 2.7 %

Sales figures in 2005

In France where the Altran group made nearly 47 % of its total revenues, sales for 2005 stood at € 668.5 m. Business in France saw a decrease of 3.8 %, and no acquisitions were made. A 2.1 % decrease with the same accounting rules.
Outside France, sales represented 53 % of the group's revenues, and stood at € 765.5 m, up by 5.8 %. This compares to € 723.8 m in the previous year. An increase of 7.4 % with the same accounting rules. Organic growth was + 6.6 %. The impact of exchange rates was negligible.

Sales figures for the 4th quarter 2005

As expected, sales for the 4th quarter 2005 stood at € 370.8 m. In comparison with the 4th quarter sales in 2004* (under French accounting rules), business was down by 2.4 %. In France, for the 4th quarter 2005 alone, the group made € 167.4 m , down by 8.5 % compared to the 4th quarter 2004* (under French accounting rules). Sales outside France were at € 203.4 m, up by 3.3 % compared to the same quarter in 2004* (under French accounting rules). Both in France and elsewhere, the impact of perimeter changes for 2004 and 2005 is negligible. Exchange rates had a positive impact of 0.3% compared to the same period last year.
Total staff numbers for the group stood at 16 152 at the end of the year, down by 294 with respect to 31st December 2004.

* Quarterly figures published in 2004 under French accounting rules included 'expenses billed at cost to customers' for around 1.7 % of sales. In 2005 these expenses are accounted as a reduction of operating charges and are not accounted anymore in sales under IFRS.

Outlook

The work started in the 2nd semester 2005 on the restructuring of the offer and also on entity reorganisation in France is aimed at improving adaptation to business requirements and increasing growth as quickly as possible. Outside France, the group intends to pursue the developments carried out in 2005.

NEXT PUBLICATION : Annual Results on 3rd April 2006 before market opens

For more information : www.altran.com

File n° 82-5164

RECEIVED
2006 JUN 21 A 11:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

EXHIBIT 2

ALTRAN

2005 Sales

2nd February 2006

Eric Albrand
Management board member - CFO



ALTRAN

1



Warning

- 2005 sales figures are published under IFRS rules
- 2004 sales were published under French GAAP. Expenses billed at cost to customers were integrated in the sales lines and represented approximately 1,7% of sales in 2004. In 2005 these expenses are accounted as a reduction of operating charges and are not accounted anymore in sales under IFRS



Sales change

1372,9
1337,8
1418,7
1395,6
+ 2,7%
1434,0
2002
2003
2004
2005
French GAAP
IFRS



1/3 2005 sales

Sales change by quarter

Total growth	Organic growth
- 2,4%	- 2,3%


-2,4%
341,1
354,7
343,1
379,8
355,5
368,5
339,2
370,8
Q1 2004
Q2 2004
Q3 2004
Q4 2004
Q1 2005
Q2 2005
Q3 2005
Q4 2005
French GAAP
IFRS



Sales change by country *(IFRS in €m)*

Portugal (+ 42,0%)
12,9 18,4
2004 2005
UK (- 2,2%)
90,6 88,6
2004 2005
Benelux (+ 9,0%)
102,9 112,1
2004 2005
Sweden (+ 18,3%)
24,3 28,7
2004 2005
Asia (+ 9,9%)
12,2 13,4
2004 2005
Germany (- 0,5%)
119,1 118,5
2004 2005
USA (+ 35,6%)
59,9 81,1
2004 2005
Austria (- 14,7%)
8,2 7,0
2004 2005
Brazil & Venezuela (+ 28,8%)
16,7 21,6
2004 2005
Spain (+ 3,0 %)
100,9 104,0
2004 2005
France (- 2,1 %)
683,1 668,5
2004 2005
Switzerland (+ 7,3%)
38,4 41,2
2004 2005
Italy (+ 3,6%)
126,4 130,9
2004 2005



1/3 2005 sales

sales change by quarter *(in €m)*

	Q3 2004	Q4 2004	Q1 2005	Q2 2005	Q3 2005	Q4 2005
France	165,5	182,9	173,9	172,9	154,2	167,4
North region	94,0	101,3	93,4	102,5	96,7	103,5
South region	54,6	64,5	60,7	66,4	58,6	67,6
Rest of the world	29,0	31,1	27,5	26,7	29,6	32,3
Total	**343,1**	**379,8**	**355,5**	**368,5**	**339,2**	**370,8**
	French GAAP		IFRS			



France sales change by quarter *(in €m)*




France
165,5
182,9
173,9
172,9
154,2
167,4
Q3 04
Q4 04
Q1 05
Q2 05
Q3 05
Q4 05

2004 quarterly figures are published in French GAAP and 2005 figures in IFRS



North region sales change by quarter *(in €m)*

United-Kingdom
22,1 19,8 19,0 21,2 23,2 25,2
Q3 04 Q4 04 Q1 05 Q2 05 Q3 05 Q4 05
Benelux
25,9 28,1 28,3 30,6 25,6 27,6
Q3 04 Q4 04 Q1 05 Q2 05 Q3 05 Q4 05
Sweden
4,4 7,6 6,9 7,8 5,5 8,5
Q3 04 Q4 04 Q1 05 Q2 05 Q3 05 Q4 05
Asia
3,0 2,6 2,6 3,2 3,4 4,3
Q3 04 Q4 04 Q1 05 Q2 05 Q3 05 Q4 05
USA
20,4 22,9 20,6 18,9 20,2 21,4
Q3 04 Q4 04 Q1 05 Q2 05 Q3 05 Q4 05
Germany
30,4 33,3 27,5 30,5 30,3 30,2
Q3 04 Q4 04 Q1 05 Q2 05 Q3 05 Q4 05
Switzerland
8,6 10,3 10,4 10,4 10,1 10,3
Q3 04 Q4 04 Q1 05 Q2 05 Q3 05 Q4 05
Austria
2,6 1,9 1,3 2,0 2,0 1,7
Q3 04 Q4 04 Q1 05 Q2 05 Q3 05 Q4 05



2004 quarterly figures are published in French GAAP and 2005 figures in IFRS

South region sales change by quarter *(in €m)*


Portugal
3,5
4,0
4,3
4,7
4,8
4,6
Q3 04
Q4 04
Q1 05
Q2 05
Q3 05
Q4 05


Italy
28,5
33,6
31,0
34,1
30,0
35,8
Q3 04
Q4 04
Q1 05
Q2 05
Q3 05
Q4 05




Brazil & Venezuela
5,6
5,0
4,3
4,6
6,1
6,6
Q3 04
Q4 04
Q1 05
Q2 05
Q3 05
Q4 05


Spain
22,6
27,0
25,3
27,6
23,8
27,2
Q3 04
Q4 04
Q1 05
Q2 05
Q3 05
Q4 05



2004 quarterly figures are published in French GAAP and 2005 figures in IFRS

2



Staff change

June 04	Sept 04	Dec 04	March 05	June 05	sept-05	Dec 05
16 429	16 571	16 446	16 378	16 282	16 129	16 152

+ 23



Invoicing rate

- The group has set up the review subsidiaries information concerning invoicing rate, carried out by the internal audit department, following the undertaking made at the time of the publication of the Results for 2004. The group also carried out additional due diligences.

- According to these diligences, it appears that :
  - the methodology set up to compute the invoicing rate was deemed satisfactory
  - documentation of information non issued from an accounting information system was to be improved

- It has been agreed with the audit committee to set up a work programme for the following quarters, aiming at improving on each of the above points, which will be systematically reviewed by the internal audit department.

- It can be considered that the published rates reflect the reality of the group's economic environment, by their trend, but that they could still be subject to adjustment.

- The invoicing rate analysis published can not be made without historical comparative data over several periods, non currently available.



Invoicing rate

- Invoicing rate is computed out of all the resources internal and external used by the group
- Invoicing rate is equal to the ratio between number of billed days and number of potential billable days excluding legal vacations
- Non billable rate includes the non-billable days (sick & maternity leaves, training…)
- Lack of industry standards on the definition and Altran's business mix may make any comparison with other players difficult

	Q1 2005 average	Q2 2005 average	H1 2005 average	Q3 2005 average	Q4 2005 average	H2 2005 average	2005 average
Invoicing rate	83,0%	84,2%	83,6%	84,2%	85,0%	84,6%	84,1%



3

1. 2005 sales
2. Staff
3. **Appendix**



2005 sales change

- 2005 sales stood at **€1 434.0m** a increase of **2.7 %** compared to 2004 **(€1 395,6m in IFRS)**
- Organic growth is **+3.2 %**
- Sales contribution of companies acquired in 2004*, is **€8.6 m**
- FX impact in Q2 2005 compared to Q2 2004 is **+ 0.1 %**

* *Call options exercised on different Arthur D.Little offices*



Group's sales change

	2004 *(in €m)*	2005 *(in €m)*	Change *(in%)*
Revenues without contribution of acquired/divested companies	1 379,4	1424,0	+ 3,2
Contribution of companies acquired in 2004 (b)	7,5	8,6	+ 14,9
Contribution of companies acquired in 2005 (c)	-	-	-
Contribution of divested companies (d)	8,7	1,4	-
Total consolidated (a+b+c+d)	1 395,6	1 434,0	+ 2,7

** 2004 annual sales and 2005 figures are published in IFRS*



France sales change

	2004 *(in €m)*	2005 *(in €m)*	Change*(in%)*
Revenues without contribution of acquired/divested companies	682,1	668,4	(2,0)
Contribution of companies acquired in 2004 (b)	-	-	-
Contribution of companies acquired in 2005 (c)	-	-	-
Contribution of divested companies (d)	1,0	0,1	-
Total consolidated (a+b+c+d)	683,1	668,5	(2,1)

** 2004 annual sales and 2005 figures are published in IFRS*



International sales change

	2004 *(in €m)*	2005 *(in €m)*	Change *(in%)*
Revenues without contribution of acquired/divested companies	697,3	755,6	+ 8,4
Contribution of companies acquired in 2004 (b)	7,5	8,6	+ 14,9
Contribution of companies acquired in 2005 (c)		-	-
Contribution of divested companies (d)	7,7	1,3	-
Total consolidated (a+b+c+d)	712,5	765,5	+ 7,4

** 2004 annual sales and 2005 figures are published in IFRS*

4th quarter 2005 sales change

- Q4 sales 2005 stood at **€370.8m** a decrease of **2.4 %** compared to Q4 2004 **(€379.8m)**
- Organic growth is **– 2.3%**
- Sales contribution of companies acquired in 2004*, is **€2.7 m**
- FX impact in Q4 2005 compared to Q4 2004 is **+ 0.3%**

* *Call options exercised on different Arthur D.Little offices*



Group's 4th quarter 2005 sales change

	Q4 2004* *(in €m)*	Q4 2005* *(in €m)*	Change *(in%)*
Revenues without contribution of acquired/divested companies	376,7	368,1	(2,3)
Contribution of companies acquired in 2004 (b)	1,9	2,7	+ 42,1
Contribution of companies acquired in 2005 (c)	-	-	-
Contribution of divested companies (d)	1,2	-	-
Total consolidated (a+b+c+d)	379,8	370,8	(2,4)

** 2004 quarterly figures are published in French GAAP and 2005 figures in IFRS*



France 4th quarter 2005 sales change

	Q4 2004* *(in €m)*	Q4 2005* *(in €m)*	Change *(in%)*
Revenues without contribution of acquired/divested companies	182,7	167,4	(8,4)
Contribution of companies acquired in 2004 (b)	-	-	
Contribution of companies acquired in 2005 (c)	-	-	
Contribution of divested companies (d)	0,2	-	
Total consolidated (a+b+c+d)	182,9	167,4	(8,5)

** 2004 quarterly figures are published in French GAAP and 2005 figures in IFRS*

International 4th quarter 2005 sales change

	Q4 2004* *(in €m)*	Q4 2005* *(in €m)*	Change *(in%)*
Revenues without contribution of acquired/divested companies	194,0	200,7	+ 3,5
Contribution of companies acquired in 2004 (b)	1,9	2,7	+ 42,1
Contribution of companies acquired in 2005 (c)	-	-	
Contribution of divested companies (d)	1,0	-	
Total consolidated (a+b+c+d)	196,9	203,4	+ 3,3

** 2004 quarterly figures are published in French GAAP and 2005 figures in IFRS*

4th quarter 2005 sales sequential change

- Q4 sales 2005 stood at **€370.8m** an increase of **9.3 %** compared to Q3 2005 **(€339.2m)**
- Organic growth is **+ 9.5%**
- Sales contribution of companies acquired in 2004*, is **€2.7 m**
- FX impact in Q4 2005 compared to Q3 2005 is **+ 0.1%**

* *Call options exercised on different Arthur D.Little offices*



Group's 4th quarter 2005 sequential sales change

	Q3 2005 *(in €m)*	Q4 2005 *(in €m)*	Change *(in%)*
Revenues without contribution of acquired/divested companies	336,3	368,1	+ 9,5
Contribution of companies acquired in 2004 (b)	2,9	2,7	(6,9)
Contribution of companies acquired in 2005 (c)	-	-	-
Contribution of divested companies (d)	-	-	-
Total consolidated (a+b+c+d)	339,2	370,8	+ 9,3



France 4th quarter 2005 sequential sales change

	Q3 2005 *(in €m)*	Q4 2005 *(in €m)*	Change *(in%)*
Revenues without contribution of acquired/divested companies	154,2	167,4	+ 8,5
Contribution of companies acquired in 2004 (b)	-	-	
Contribution of companies acquired in 2005 (c)	-	-	
Contribution of divested companies (d)	-	-	
Total consolidated (a+b+c+d)	154,2	167,4	+ 8,5

International 4th quarter 2005 sales change

	Q3 2004 *(in €m)*	Q4 2005 *(in €m)*	Change *(in%)*
Revenues without contribution of acquired/divested companies	182,1	200,7	+ 10,3
Contribution of companies acquired in 2004 (b)	2,9	2,7	(6,9)
Contribution of companies acquired in 2005 (c)	-	-	
Contribution of divested companies (d)	-	-	
Total consolidated (a+b+c+d)	185,0	203,4	+ 10,0



Altran in the world

- Germany
- Austria
- Belgium
- Brazil
- China
- Korea
- Spain
- USA
- Ireland
- France

- Italy
- Japan
- Luxembourg
- Holland
- Portugal
- United-Kingdom
- Singapore
- Sweden
- Switzerland



Pour en savoir plus : www.altran.com

File n° 82-5164

EXHIBIT 3



IMPLEMENTATION OF AN EMPLOYEE SHAREHOLDING PLAN

ALTRAN TECHNOLOGIES has announced today the implementation of a share offering reserved for employees pursuant to Article L. 225-138-1 of the French Code of Commerce (*Code de commerce*) and Article L. 443-5 of the French Labor Code (*Code du travail*).

This offering of shares is extended to all of the Group's employees in France, Germany, Spain, Italy, the United Kingdom, Ireland, Sweden, Switzerland, Belgium, Luxemburg, the Netherlands, Portugal and Austria who will be eligible for the Group Savings Plan (PEG) or the International Group Savings Plan (PEGI), subject to receiving local authorization in some of these countries.

This transaction will allow the Group to strengthen its existing relationship with its employees by offering them the possibility of becoming more closely associated with the potential developments and future performance of the Group.

The reservation period should take place from March 23, 2006 to April 7, 2006 inclusive, and the revocation period from May 12, 2006 to May 16, 2006 inclusive.

The settlement-delivery of shares should occur on May 24, 2006.

The terms and conditions of this transaction are described hereinafter.

DETAILS OF THE TRANSACTION

ISSUER

ALTRAN TECHNOLOGIES
Eurolist section B – Euronext Paris (France)
Common share ISIN code: FR0000034639
Security listed on the Deferred Settlement Service (DSR)

PURPOSE OF THE TRANSACTION – REASONS FOR THE OFFERING

The Board of Directors of ALTRAN TECHNOLOGIES, on the basis of the authorization granted by the General Shareholders' Meeting and following the authorization of the Supervisory Board, has decided to issue shares in an offering reserved for employees pursuant to Article L. 225-138-1 of the French Code of Commerce and Article L. 443-5 of the French Labor Code.

This offering of shares is extended to all of the Group's employees in France, Germany, Spain, Italy, the United Kingdom, Ireland, Sweden, Switzerland, Belgium, Luxemburg, the Netherlands, Portugal and Austria who will be eligible for the Group Savings Plan (PEG)or the International Group Savings Plan (PEGI), subject to receiving local authorization in some of these countries.

The subscription of shares will be conducted in accordance with applicable legislation in the various countries included in the offering perimeter, either directly or through a *Fonds Communs de Placement d'Entreprise* (employee shareholding investment vehicle, or FCPE). In certain countries, a leveraged formula through which an employee's investment capital is guaranteed will be offered to employees.

This transaction will allow the Group to strengthen its existing relationship with its employees by offering them the possibility of becoming more closely associated with the potential developments and future performance of the Group.

OFFERED SECURITIES

The shareholders of Altran Technologies, during the Ordinary and Extraordinary Shareholders' Meeting of June 29, 2005 authorized the Board of Directors to increase the total share capital, on one or more occasions, up to a maximum amount of €10 million through the issuance of new shares or other securities giving access to the Company's share capital reserved for the members of the Company Savings Plan and for French companies affiliated with it pursuant to Article L. 225-180 of the French Code of Commerce and Article L. 444-3 of the French Labor Code. Furthermore, the shareholders decided that the Board of Directors could provide for the allocation free of charge of shares or other securities giving access to the Company's share capital; it being understood that the total advantage resulting from this allocation while accounting for the employer's matching contribution or, where

applicable, the discount on the subscription price, may not exceed the legal or regulatory limits.

On the basis of this authorization, the Board of Directors, following the authorization of the Supervisory Board, decided on March 10, 2006 the principle of an issuance of common shares for the benefit of employees and the principle of an issuance and allocation of ALTRAN TECHNOLOGIES *Bons de Souscription d'Actions* (or warrants under French law, hereinafter referred to as « BSA »), to employees in certain countries, as a substitute for the discount.

The Board of Directors or by delegation its Chairman will decide on the terms and conditions of the issuance of shares for the benefit of employees and the issuance and allocation of BSAs at a later date scheduled for May 11, 2006.

Pursuant to this decision, the Board of Directors or by delegation its Chairman will determine, in particular, the subscription price of the newly-issued shares that, according to each country, will be equal to either:

- 80% of the Reference Price; or
- 100% of the Reference Price; in which case, the BSAs will be allocated free of charge to the FCPEs on behalf and for the account of the employees, as a substitute for the discount, in relation to the amount of the completed subscriptions.

The Reference Price will be determined by the Board of Directors or by delegation its Chairman and will be equal to the average of the opening share price of the ALTRAN TECHNOLOGIES share on the Eurolist market of Euronext Paris S.A. during the twenty (20) trading days preceding the date of the decision of ALTRAN TECHNOLOGIES' Board of Directors, or by delegation of its Chairman setting the opening date of the subscription.

The maximum number of ALTRAN TECHNOLOGIES shares that may be issued in this offering, including the shares that will be issued upon exercise of the BSAs, amounts to a maximum of 6,000,000 shares (corresponding to a capital increase of a maximum nominal amount of € 3,000,000 million).

The new shares of ALTRAN TECHNOLOGIES that will be created will bear dividend entitlement as of January 1, 2005.

CONDITIONS OF THE SUBSCRIPTION

- Beneficiaries of the share offering reserved for employees: the beneficiaries of the offering are employees of companies in the offering perimeter that are members of the Group Savings Plan or International Group Savings Plan, regardless of their employment contract. Retired employees and employees on early retirement who were members of the Group Savings Plan or International Group Savings Plan prior to the end of their employment, retain their status as beneficiaries and may continue to make payments, subject to their having kept assets in the Group Savings Plan or International Group Savings Plan.

- Companies in the offering perimeter:

- ALTRAN TECHNOLOGIES, with a total share capital of €57,221,107.00, with its registered office at 58 boulevard Gouvion-Saint Cyr, 75017 Paris, and

- Companies with a registered office in France, Germany, Spain, Italy, the United Kingdom, Ireland, Sweden, Switzerland, Belgium, Luxemburg, the Netherlands, Portugal and Austria which are in the scope of consolidation of ALTRAN TECHNOLOGIES, in application of Article L. 233-16 of the French Code of Commerce, that are members of the Group Savings Plan or International Group Savings Plan, subject to receiving local authorization in some of these countries.

- Existence or absence of a preferential subscription right in the event of a capital increase: the present transaction is undertaken without a preferential subscription right.

- Terms and conditions of the subscription: the shares will either be subscribed to directly or through the FCPE.

- Voting rights: For the shares that are not subject to securities lending effected by the FCPEs in the leveraged transactions, the unit holders of the FCPEs will exercise their voting rights at the ALTRAN TECHNOLOGIES shareholders' meetings, according to the funds or section in question, either directly or indirectly by the FCPE Supervisory Board.

- Subscription threshold: the beneficiaries' annual payments shall not exceed, in accordance with Article L.443-2 of the French Labor Code, one-fourth of their gross annual remuneration for 2006. This threshold will be reduced to 2.5% during the revocation period.

- Lock-up applicable to the ALTRAN TECHNOLOGIES shares: the offering subscribers should hold either the shares subscribed to directly, or the units of the FCPEs, during a five year legal lock-up period, i.e., until July 1, 2011, except at the occurrence of an early exit event.

TENTATIVE TRANSACTION CALENDAR

- Reservation period for employees: planned from March 23, 2006 (inclusive) to April 7, 2006 (inclusive).

- Revocation period: planned from May 12, 2006 (inclusive) to May 16, 2006 (inclusive).

- Settlement-delivery of the shares and allocation of BSAs: planned on May 24, 2006.

These dates are provided on a tentative basis and may be subject to change. The dates will be finalized by an upcoming decision of the Board of Directors or by delegation of its Chairman.

LISTING

The listing of the ALTRAN TECHNOLOGIES newly-issued shares to trading on the Eurolist market of Euronext Paris S.A. (ISIN code: FR0000034639), such as the listing of existing shares, will be requested as soon as possible following the completion of the capital increase scheduled to take place on May 24, 2006 and not to occur later than May 27, 2006.

HEDGING TRANSACTIONS

The implementation of the leveraged formula may generate hedging transactions, on behalf of the financial establishment in consideration of the swap transaction, prior to the implementation of the offering, as from the date of the publication of this press release, and during the entire period of the offering.

SPECIAL NOTE REGARDING THE INTERNATIONAL OFFERING

This press release does not constitute an offer to sell or a solicitation of offers to purchase ALTRAN shares. The offering of ALTRAN shares reserved for employees will be conducted only in countries where such an offering has been registered with the competent local authorities and/or following the approval of a prospectus by the competent local authorities or in consideration of an exemption of the requirement to prepare a prospectus or register the offering. More generally, the offering will only be conducted in countries where all required filing procedures and/or notifications have been completed and the authorizations have been obtained. This press release is not destined for, and copies thereof should not be sent to, countries in which such a prospectus has not been approved or such an exemption is not available or where all of the required filing procedures and/or notifications have not been completed or where the authorizations have not been obtained. This pertains to the United States where the share offering is not extended to employees, and in Portugal and Switzerland, where formalities are still pending before the relevant authorities, but may also apply to other countries.

EMPLOYEE CONTACT

The beneficiaries may address all questions regarding this offering to their contact person whose name is indicated in the leaflet included in the subscription materials that were provided to them.

The present document constitutes the press release required by the AMF in accordance with article 222-10 of the AMF General Regulations and article 14 of circular n° 2005-11 of December 13, 2005, and the press release required by the AMF in accordance with article 222-3 of the AMF General Regulations.



Paris, 11th May 2006

EMPLOYEE SHAREHOLDING PLAN

This release follows and completes the release circulated on March 13th, 2006 relative to the implementation of an employee shareholding plan.

Today, the Chairman of the Altran Technologies Board of Directors fixed the Reference Price for the offering of shares thereby allowing the calculation of the Subscription Price for the shares issued under the conditions defined in article L. 443-5 of the French Labor Code. The Reference Price is equal to € 11.52, or the average of the opening prices of the Altran Technologies share on the Eurolist of the Euronext Paris S.A. stock exchange during the (20) twenty stock market trading days preceding the Chairman of the Board of Directors' decision today.

Depending on the formula, the Subscription Price of the newly-issued shares is equal to:

- either 80 % of the Reference Price, equal to € 9.22 ;

- or 100 % of the Reference Price. In this latter case, *Bons de Souscription d'Actions* (BSA or warrants under French law) will be allotted to the *Fonds Commun de Placement d'Entreprise* (FCPE or employee shareholding vehicle), in the name and on behalf of the concerned employees and relative to the amount of subscriptions executed.

Today, the Chairman of the Board of Directors fixed the dates of the revocation/subscription period, extending from May 12th, 2006 to May 16th, 2006. Any reservation request submitted by an employee shall qualify as a subscription order at the close of the revocation/subscription period, unless the employee exercises his or her ability to revoke his or her order during this period. During this period, any beneficiary of this share offering will also be able to either increase the subscription amount appearing in his or her reservation request or decide to subscribe without having reserved beforehand.

It had been previously announced that new subscription orders to the « *Sécurité* » formula submitted for the first time during the revocation/subscription period would only be accepted up to a maximum ceiling of 2.5% of an employee's gross annual remuneration (the 2.5% including the bank's contribution, equal to 9 times the employee's Personal Contribution) . However, during the revocation/subscription period, beneficiaries may in fact present subscription requests of up to 25% (including the bank's contribution) of their gross annual remuneration. These subscription requests will be taken into account in full up to a limit of 25% (including the bank's contribution) of an employee's gross annual remuneration.

This same rule shall apply to complementary subscriptions submitted with respect to the « *Sécurité* » formula, increasing the amount of the subscription as compared with the amount indicated on the reservation form.

File n° 82-5164

EXHIBIT 4

2005 Results: Current Operating margin at 6.5% and report of the group's Operational Excellence Plan

The revenues for 2005 are at €1434.5 m, up 2.7% compared to 2004 (set to constant accounting standards).
The current operating margin excluding non-recurring items, is at €93.2 m, representing a margin of 6.5%, up by 2.3 points compared to 2004. The Group's improved performance is the result of buoyant business sales outside France, combined with the execution of the operational excellence plan which results in better cost management.

In €m	31.12.2004 IFRS restated	H1 2005 IFRS	H2 2005 IFRS	31.12.2005 IFRS
Revenue	1 395.6	724.0	710.5	1434.5
Current Operating Income	59.2	41.8	51.4	93.2
As % of sales	*4.2%*	*5.8%*	*7.2%*	*6.5%*
Non recurring income / losses	36.6	10.6	(48.5)	(37.9)
Goodwill depreciation	(25.6)	(3.9)	(22.5)	(26.4)
Operating income	70.2	48.4	(19.6)	28.9
As % of sales	*5.0%*	*6.7%*	*na*	*2.0%*
Net cost of debt	(17.1)	(10.2)	(11.7)	(21.9)
Other financial income / losses	(6.3)	(1.3)	1.2	(0.1)
Income taxes	(29.5)	(19.1)	12.6	(6.5)
Net result of integrated companies	17.3	17.7	(17.5)	0.2
Minority interests	(0.4)	-	-	-
Group net result	16.9	17.7	(17.5)	0.2

The current operating income stands at 7.2% for the second semester of 2005 compared to 5.8% for the first semester. The group made sizeable productivity gains throughout 2005 with sales growing whilst staff numbers remain globally stable. In addition the cost saving plan is starting to bear fruit.

2005 operational income stands at €28,8m which is impacted by:
- the restructuring cost of €52.7 m due to the execution of the cost reduction plan
- a non recurring profit made on assets sold for €11.1 m

The group has recorded goodwill depreciations of € 26.4 m for the companies showing a loss in value.

Net financial income (€-21.9m) is in line with group debt.

The group's net results is a break even.

As of December 31st 2005, the net debt of group therefore stood at € 342.3 m following IFRS rules. Therefore, the group now asserts improved financial ratios as promised to its banking partners. The Net debt / Ebitda ratio stands at 2.79 below the 3.50 allowed threshold to be respected as of December 2005. As for the gearing ratio (measured as net debt / equity), at 1.02, which is below the 1.15 threshold.

Positive impact of the group's plan to improve performance

The plan to improve performance had a positive impact of €13m on the current operating income in 2005. The group is pursuing its efforts to improve its margins and is confident that the indirect cost reduction plan should generate a positive impact of at least €44 m at least in 2006 and between €54 m and €60 m in 2007. Investments to modernise the group will be made in 2006.

Prospects

In France the restructuring plan initiated in the second semester 2005 and which concerned the repackaging of the offer and the business reorganisation in response to market expectation, is aimed at improving growth as fast as possible.

Outside France, the group intends pursuing the development set out in 2005.

Given the impacts of indirect cost reduction plan and investments, group's current operating margin should continue to improve, semester after semester, in 2006.

File n° 82-5164

EXHIBIT 6


ALTRAN
EUROPEAN LEADER IN INNOVATION CONSULTING

> TECHNOLOGY AND R&D CONSULTING
> ORGANISATION AND INFORMATION SYSTEM CONSULTING
> MANAGEMENT AND STRATEGY CONSULTING

1ST QUARTER 2006 REVENUES AMOUNTED TO € 371.6 M

FRANCE
ALLEMAGNE
AUTRICHE
BELGIQUE
BRÉSIL
CORÉE
ESPAGNE
ÉTATS-UNIS
IRLANDE
ITALIE
JAPON
LUXEMBOURG
PAYS-BAS
PORTUGAL
ROYAUME-UNI
SUÈDE
SUISSE

(en millions d'euros)	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Year 2005	Q1 2006
Revenues excluding contribution from acquired or/and divested companies (a)	353.9	368.3	339.2	371.3	1 433.2	371.6
Contribution from companies acquired (b)						
Contribution of divested companies (c)	1.1	0.2	-	-	1.3	-
Total revenues (a) + (b) + (c)	355.5	368.5	339.2	371.3	1 434.5	371.6

The 1st quarter revenues 2006 of the Altran group amounted to € 371.6 m, up by 4.5 % with respect to the 1st quarter 2005 (€ 355.1 m), and organic growth(1) stands at 4.9%.

In France, revenues represented 45 % of the group revenues, and stood at €167.5 m, down by 3.7 % compared to the same period last year (€ 173.8 m).

Outside France, revenues represented 55 % of the group's revenues, and stood at € 204.1 m, up by 12.4 %. This compares to € 181.6 m in the 1st quarter of 2005. Given the divesture made during 2005 organic growth(1) was +13.1 %.

The impact due to foreign exchange was + 0.7 % compared to the 1st quarter of 2005.

Total staff numbers for the group stood at 16 281 at the end of March 2006, up by 121 with respect to 31st December 2005.

(1) Definition of "like-for-like basis" is the total sales of the financial year minus the contribution of companies acquired or divested during the current and previous financial years.

NEXT PRESS RELEASE : 2nd quarter 2006 revenues due on August 3rd, 2006.

FOR MORE INFORMATION : www.ALTRAN.com

File n° 82-5164

EXHIBIT 7

ALTRAN

Q1 revenues 2006

5th May 2006

Eric Albrand
CFO



ALTRAN

1

1. Q1 revenues 2006

2. Staff

3. Appendix



1/3 Q1 revenues 2006

Executive summary

Total growth Year on Year : + 4,5%

Total sequential growth : + 0,1%

Favorable impact of the number of business days (+2 days)

Good trend of international operations
Still a challenging situation in France



1/3 Q1 revenues 2006

revenues change by quarter

Total growth	Organic growth
+ 4,5%	+ 4,9%


+ 4,5%
341,1
354,7
343,1
379,8
355,5
368,5
339,2
371,3
371,6
Q1 2004
Q2 2004
Q3 2004
Q4 2004
Q1 2005
Q2 2005
Q3 2005
Q4 2005
Q1 2006
French GAAP
IFRS



revenues change by quarter *(in €m)*

	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006
France	173,9	172,9	154,2	166,0	667,0	167,5
North region	93,4	102,5	96,7	105,2	397,8	107,8
South region	60,7	66,4	58,6	67,6	253,3	66,2
Rest of the world	27,5	26,7	29,6	32,5	116,3	30,1
Total	**355,5**	**368,5**	**339,2**	**371,3**	**1434,4**	**371,6**



1/3 Q1 revenues 2006

revenues change by country *(in €m)*

Country	Q1 2005	Q1 2006
Portugal (+ 10,5%)	4,3	4,8
UK (+ 40,1%)	19,0	26,7
Benelux (+ 6,3%)	28,3	30,0
Sweden (+ 27,6%)	6,9	8,7
Asia (+ 115,4%)	2,6	5,5
Germany (+ 11,1%)	27,5	30,6
USA (- 2,0%)	20,6	20,2
Austria (+ 19,2%)	1,4	1,6
Brazil & Venezuela (+ 3,6%)	4,3	4,5
Spain (+ 6,6%)	25,3	27,0
France (- 3,7 %)	173,9	167,5
Switzerland (-3,0%)	10,4	10,1
Italy (+ 10,7%)	31,0	34,4



1/3 Q1 revenues 2006

France revenues change by quarter *(in €m)*




France
173,9
172,9
154,2
166,0
167,5
Q105
Q2 05
Q3 05
Q4 05
Q106



1/3 Q1 revenues 2006

North region revenues change by quarter *(in €m)*


Benelux
28,3
30,6
25,6
27,6
30,0
Q105
Q2 05
Q3 05
Q4 05
Q106


Sweden
6,9
7,8
5,5
8,5
8,7
Q105
Q2 05
Q3 05
Q4 05
Q106


United-Kingdom
19,0
21,2
23,2
25,2
26,7
Q105
Q2 05
Q3 05
Q4 05
Q106


Asia
2,6
3,2
3,4
4,3
5,5
Q105
Q2 05
Q3 05
Q4 05
Q106


Germany
27,5
30,5
30,3
30,2
30,6
Q105
Q2 05
Q3 05
Q4 05
Q106


Switzerland
10,4
10,4
10,1
10,3
10,1
Q105
Q2 05
Q3 05
Q4 05
Q106


Austria
1,3
2,0
2,0
1,7
1,6
Q105
Q2 05
Q3 05
Q4 05
Q106



1/3 Q1 revenues 2006

South region revenues change by quarter *(in €m)*


Portugal
4,3
4,7
4,8
4,6
4,8
Q105
Q2 05
Q3 05
Q4 05
Q106


Italy
31,0
34,1
30,0
35,8
34,4
Q105
Q2 05
Q3 05
Q4 05
Q106




USA
20,6
18,9
20,2
21,4
20,2
Q105
Q2 05
Q3 05
Q4 05
Q106


Brazil & Venezuela
4,3
4,6
6,1
6,6
4,5
Q105
Q2 05
Q3 05
Q4 05
Q106


Spain
25,3
27,6
23,8
27,2
27,0
Q105
Q2 05
Q3 05
Q4 05
Q106



2



Staff change

March 04	June 04	Sept 04	Dec 04	March 05	June 05	Sept 05	Dec 05	March 06
16 450	16 429	16 571	16 446	16 378	16 282	16 129	16 152	16 281

+ 129



Invoicing rate

- The group has set up the review subsidiaries information concerning invoicing rate, carried out by the internal audit department, following the undertaking made at the time of the publication of the Results for 2004. The group also carried out additional due diligences.

- According to these diligences, it appears that :

  - the methodology set up to compute the invoicing rate was deemed satisfactory

  - documentation of information non issued from an accounting information system was to be improved

- It has been agreed with the audit committee to set up a work programme for the following quarters, aiming at improving on each of the above points, which will be systematically reviewed by the internal audit department.

- It can be considered that the published rates reflect the reality of the group's economic environment, by their trend, but that they could still be subject to adjustment.

- The invoicing rate analysis published can not be made without historical comparative data over several periods, non currently available.



Invoicing rate

- Invoicing rate is computed out of all the resources internal and external used by the group
- Invoicing rate is equal to the ratio between number of billed days and number of potential billable days excluding legal vacations
- Non billable rate includes the non-billable days (sick & maternity leaves, training…)
- Lack of industry standards on the definition and Altran's business mix may make any comparison with other players difficult

	Q1 2005 average	Q2 2005 average	H1 2005 average	Q3 2005 average	Q4 2005 average	H2 2005 average	2005 average	Q1 2006 average
Invoicing rate	83,0%	84,2%	83,6%	84,2%	85,0%	84,6%	84,1%	83,8%



3

1. Q1 revenues 2006
2. Staff
3. **Appendix**



Q1 revenues 2006 change

- Q1 revenues 2006 stood at **€371,6m** an increase **4,5 %** compared to Q1 2005 **(€355,5m)**
- Organic growth is **4,9 %**
- FX impact in Q1 2006 compared to Q1 2005 is **+ 0,7%**



Group's revenues change

	Q1 2005 *(in €m)*	Q1 2006 *(in €m)*	Change *(in%)*
Revenues without contribution of acquired/divested companies (a)	354,3	371,6	+ 4,9
Contribution of companies acquired (b)	-	-	-
Contribution of divested companies (c)	1,2	-	-
Total consolidated (a+b+c)	355,5	371,6	+ 4,5



France revenues change

	Q1 2005 *(in €m)*	Q1 2006 *(in €m)*	Change *(in%)*
Revenues without contribution of acquired/divested companies	173,8	167,5	(3,6)
Contribution of companies acquired (b)	-	-	-
Contribution of divested companies (c)	0,1	-	-
Total consolidated (a+b+c+d)	173,9	167,5	(3,7)



International revenues change

	Q1 2005 *(in €m)*	Q1 2006 *(in €m)*	Change *(in%)*
Revenues without contribution of acquired/divested companies	180,5	204,1	+ 13,1
Contribution of companies acquired (b)	-	-	-
Contribution of divested companies (c)	1,1	-	-
Total consolidated (a+b+c)	181,6	204,1	+ 12,4



Sequential revenues change

- Q1 revenues 2005 stood at **€371,6m** an increase of **0,1 %** compared to Q4 2005 **(€370,8m)**
- Organic growth is **+ 0,1 %**
- No FX impact in Q1 2006 compared to Q4 2005

Sequential group's revenues evolution

	Q4 2005 *(in €m)*	Q1 2006 *(in €m)*	Change *(in%)*
Revenues without contribution of acquired/divested companies	371,3	371,6	+ 0,1
Contribution of companies acquired (b)	-	-	-
Contribution of divested companies (c)	-	-	-
Total consolidated (a+b+c)	371,3	371,6	+ 0,1



France sequential revenues change

	Q4 2005 *(in €m)*	Q1 2006 *(in €m)*	Change *(in%)*
Revenues without contribution of acquired/divested companies	166,0	167,5	+ 0,9%
Contribution of companies acquired (b)	-	-	-
Contribution of divested companies (c)	-	-	-
Total consolidated (a+b+c)	166,0	167,5	+ 0,9%

International sequential revenues change

	Q4 2005 *(in €m)*	Q1 2006 *(in €m)*	Change *(in%)*
Revenues without contribution of acquired/divested companies	205,3	201,7	(0,6)
Contribution of companies acquired (b)	-	-	-
Contribution of divested companies (c)	-	-	-
Total consolidated (a+b+c)	205,3	201,7	(0,6)

Altran in the world

- Germany
- Austria
- Belgium
- Brazil
- China
- Korea
- Spain
- USA
- Ireland
- France



- Italy
- Japan
- Luxembourg
- Holland
- Portugal
- United-Kingdom
- Singapore
- Sweden
- Switzerland

ALTRAN

Pour en savoir plus : www.altran.net

File n° 82-5164

EXHIBIT 8